Form 20-F
period 2002-12-31
STET HELLAS TELECOMMUNICATIONS SA
filed 2003-05-30
CIK 1060964

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee Required)

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002 (No Fee Required)

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from N/A to N/A (No Fee Required)

Commission file number O-29726

STET HELLAS TELECOMMUNICATIONS S.A.
(Exact Name of Registrant as Specified in Its Charter)

The Hellenic Republic
(Jurisdiction of Incorporation or Organization)

66 Kifissias Avenue, 15125 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value €1.52 per share

American Depositary Shares, each representing one Ordinary Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

83,193,220 Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☑

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

John W. Connolly III
Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London EC1A 4JJ
England

STET Hellas Telecommunications S.A. is incorporated under the laws of The Hellenic Republic, or Greece, as an anonymos etairia, or corporation. Our corporate name is STET Hellas Telecommunications Société Anonyme and our trade name is STET Hellas A.E.B.E.

Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared on the basis of U.S. GAAP. Unless otherwise indicated, references in this Form 20-F to “financial statements” are to our annual audited consolidated financial statements (including the notes thereto) included herein.

The financial statements are presented in euro, the official currency of Greece. References to “€” or “euro(s)” are to the single currency of the participating member states in the Third Stage of the European and Economic Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time. Greece entered into the EMU on December 31, 2000. References to “Greek drachma”, “drachmas”, or “Drs.” are to the previous Greek currency, which was the official currency until December 31, 2001. References to “U.S.$”, “$” or “dollars” are to United States currency, references to “NLG” or “guilders” are to Dutch currency and references to “pounds sterling” are to the currency of Great Britain. Solely for convenience, this Form 20-F contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro amounts into dollars have been made at the rate of €0.95 per $1.00, the noon buying rate for cable transfers of euros as certified by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2002. For historical information regarding rates of exchange between the euro and the dollar, see “Item 3. Key Information”.

The Greek government does not require Greek telecommunications companies to make industry data publicly available. Consequently, references in this Form 20-F to Greek mobile telecommunications industry data are based on our estimates.

References in this Form 20-F to “average number of customers for the year” means the average of each month’s average number of customers (calculated as the average of the total number of customers at month end and the total number of customers at the end of the previous month) during the calendar year.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This annual report on Form 20-F contains certain forward looking statements as defined in section 21E of the United States Securities Exchange Act of 1934, with respect to: (a) trends affecting our financial condition or results of operations, including our increased penetration of the Greek Global System for Mobile Telephony (“GSM”) market, rates of network usage, average monthly revenue per customer, average monthly minutes of use per customer, revenue per minute of use, trends in customer acquisition costs and rates of customer churn, (b) the resolution of certain legal proceedings, (c) the continued maintenance of the quality and capacity of our network, and (d) the impact of the changing regulatory environment in Greece and in Europe.

The following important factors could cause actual results to differ materially from those projected or implied in any forward looking statements: (a) levels of competition in the Greek GSM market and its impact on our ability to increase our net new customer additions, (b) our ability to maintain or increase our market share through technological innovation and high quality customer care services and to stimulate increased usage of our services by our customers, (c) the development of a market for UMTS services in Greece, (d) our continued receipt of substantial technical and management assistance from our majority shareholder, and (e) general economic conditions in Greece. These factors should not be construed as exhaustive. Due to the uncertainties and risks associated with these factors, readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date hereof. We are claiming the benefits of the safe harbor provision referred to above.

Our registered office and headquarters is located at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece. Telephone (30-210) 615-8000.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

Selected Financial Data

The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” and the notes thereto included elsewhere in this Form 20-F. The financial statements have been prepared in accordance with U.S. GAAP. The selected financial data set forth below as of and for the fiscal years ended December 31, 2000, 2001 and 2002 have been derived from our financial statements included elsewhere in this Form 20-F, which have been audited for 2001 and 2002 by Ernst & Young (HELLAS) S.A., independent public accountants (“Ernst & Young”), and for 2000 by Arthur Andersen Certified Auditors - Accountants S.A., independent public accountants (“Arthur Andersen”). The selected financial data set forth below as of and for the fiscal years ended December 31, 1999 and 1998 was derived from our previous financial statements which were audited by Arthur Andersen.

	Year ended December 31,

	1998	1999	2000	2001	2002	2002(1)

	€	€	€	€	€	U.S.$
		(in thousands, except per share amounts)
Statement of Operations Data
Operating revenue:
Revenues from telecommunications service	315,235	415,323	477,961	504,801	666,453	698,776
Revenues from sales of handsets and accessories	32,486	29,497	41,934	18,956	23,878	25,036

Total operating revenues	347,721	444,820	519,895	523,757	690,331	723,812
Cost of sales and services provided	(117,980)	(156,695)	(199,052)	(195,392)	(252,752)	(265,010)
Gross profit	229,741	288,125	320,843	328,365	437,579	458,802
Provision for doubtful accounts	(4,403)	(8,969)	(6,124)	(5,693)	(5,081)	(5,327)
Selling, general and administrative expenses	(162,068)	(207,780)	(241,561)	(234,953)	(298,240)	(312,704)

Operating income	63,270	71,376	73,158	87,719	134,258	140,771
Interest and other financial income (expense), net	(27,344)	(27,178)	(20,869)	(16,637)	(14,471)	(15,174)
Income before income taxes	35,926	44,198	52,289	71,082	119,787	125,597
Income taxes (provision) benefit	(18,291)	(24,811)	(25,611)	(35,241)	(43,349)	(45,451)

Net income	17,635	19,387	26,678	35,841	76,438	80,146

Earnings per share	0.24	0.27	0.37	0.48	0.92	0.96
Weighted average shares outstanding	72,600,000	72,600,000	72,600,000	74,979,847	83,193,220	83,193,220

(1)	Solely for the convenience of the reader, euro amounts have been translated into dollars at the rate of €0.95 per U.S.$1.00, the noon buying rate on December 31, 2002.

	As at December 31,

	1998	1999	2000	2001	2002	2002(1)

	€	€	€	€	€	U.S.$
			(in thousands)
Balance Sheet Data
Total assets	438,768	511,092	654,988	868,553	944,592	990,403
Long-term debt, net of current maturities	136,461	188,941	231,182	122,067	222,067	232,837
Long-term debt due to related companies	—	—	—	60,000	60,000	62,910
Total long-term liabilities less long-term debt	12,481	6,127	7,520	52,846	57,535	60,325
Total liabilities	357,769	410,705	527,924	619,285	626,373	656,751
Shareholders’ equity	80,999	100,387	127,064	249,268	318,219	333,652

(1)	Solely for the convenience of the reader, euro amounts have been translated into dollars at the rate of €0.95 per U.S.$1.00, the noon buying rate on December 31, 2002.

Dividends

On June 10, 2002, we paid dividends of €7,487,390, or €0.09 per share, for our fiscal year 2001 and on May 30, 2003 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2002. We expect to continue to pay dividends in the future to the extent we are legally allowed and subject to our financial condition, the funding needs of our investment program and other relevant factors. See Note 21 to the financial statements.

Exchange Rates

Since January 1, 2002, our functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are effective at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the then current exchange rates. Gains or losses resulting from foreign currency remeasurements are reflected in the consolidated statements of operations.

The consolidated accounts previously issued in Greek drachma have been restated using the euro as the reporting currency. The conversion rate effective on December 31, 2001 was the rate of drachmas 340.750 per 1.00 euro. The financial statements as reported in euro depict the same trends as would have been presented if the Company had continued to present financial statements in drachma. Certain reclassifications have been made to the presentation of the 2000 and 2001 consolidated financial statements to conform to those of 2002.

	Euro per dollar

	Period end	Average(1)	High	Low

1999	0.9930	0.9945	0.9984	0.8466
2000	1.0652	1.0861	1.2092	0.9676
2001	1.1235	1.1225	1.1947	1.0488
2002	1.0485	0.9495	1.0485	0.8594

(1)	The average of the noon buying rates on the last day of each month during the relevant year.

The table below sets forth the high and low exchange rates between the euro and dollar, expressed in euro per dollar, for each of the six months ended April 30, 2003. The euro to dollar exchange rate announced on May 28, 2003, the latest practicable date prior to filing this report was €0.8516 = $1.

	Euro per dollar

	High	Low

November 2002	0.9863	1.0088
December 2002	0.9537	1.0074
January 2003	0.9207	0.9652
February 2003	0.9195	0.9339
March 2003	0.9416	0.9483
April 2003	0.8945	0.9415

Risk Factors

We face significant competition from the other telecommunications operators in Greece, which may adversely affect our results of operations

There are currently four mobile telecommunications operators in Greece and the market is highly competitive. Panafon S.A. or Panafon-Vodafone, one of our principal competitors in the Greek GSM market, is a consortium comprised of the Vodafone Group PLC, a UK mobile telecommunications company, and Intracom S.A., a Greek telecommunications equipment manufacturer. Our other principal competitor in the Greek GSM market is Cellular Operating System of Mobile Telecommunications S.A., or Cosmote, a subsidiary of Hellenic Telecommunications Organization S.A. (“OTE”) in which Telenor B Invest A.S., a Norwegian telecommunications company, holds a 9.0% interest. Cosmote provides mobile telecommunications services principally using DCS 1800 technology. Additionally, after having been granted a DCS 1800 license in July 2001 by the Greek National Telecommunications and Postal Commission (the “NTPC”), Infoquest S.A., or Infoquest, a Greek information technology company, launched its services under the brand name Q-Telecom, in June 2002, operating a Mobile Virtual Network Operator (“MVNO”) type business model, and roaming on Panafon-Vodafone’s network.

As at December 31, 2002 our respective market shares were: STET Hellas 27.0%, Panafon-Vodafone 34.6%, Cosmote 37.6% and Q-Telecom 0.8%. Competition for customers between Panafon-Vodafone, Cosmote, Q-Telecom and us is based principally upon the price of services, promotional discounts, the range of services and the quality of customer care. See “Item 4. Information on the Company—Competition”.

There can be no assurance that we will be able to maintain our current market share in the Greek GSM market, nor can there be any assurance that the costs associated with maintaining our market share in the face of competition from the other market participants will not have an adverse effect on our results of operations. Furthermore, the impact of Q-Telecom, which commenced operations in June 2002 cannot, as yet, be properly assessed. There can be no assurance that competition associated with the introduction of a fourth competitor will not adversely affect our results of operations.

Some of our competitors may be able to benefit from their relationship with their shareholders to increase their market share

Some of our competitors may be able to increase their market share due to their relationship with their shareholders. In particular, both Cosmote and Panafon-Vodafone may benefit from higher levels of brand recognition associated with their respective principal shareholders. With respect to Cosmote, its principal shareholder OTE (the incumbent fixed-line telecommunications operator in Greece) enjoys a high level of brand recognition in Greece, similarly, we believe Panafon-Vodafone may benefit from high levels of brand awareness and global advertising conducted by Vodafone. In addition, Cosmote may be able to benefit from OTE’s existing telecommunications infrastructure to enhance the speed of its network build-out, particularly with respect to new technologies such as UMTS. If Cosmote is able to complete the build-out of its UMTS network significantly faster than we are, we may lose market share if our customers transfer to Cosmote or if new customers choose Cosmote. A loss of market share may reduce our revenues and adversely affect our results of operations.

A favorable market for UMTS services in Greece may not develop, limiting our ability to recoup the cost of our investment in the UMTS license and network, which would adversely affect our results of operations

Our bid for a third generation, or 3G, UMTS mobile telecommunications license was accepted by the NTPC in July 2001. Our UMTS license will cost an aggregate of €147 million (approximately $131.3 million) of which we paid €103 million (approximately $92 million) on August 6, 2001. Further installments will be paid beginning in 2005. We will also need to make substantial investments during the next several years in order to build out our UMTS network and develop related services and products. Our ability to recoup these expenditures will depend largely upon the anticipated widespread market acceptance of UMTS technology. UMTS technology may not develop in a timely manner, or, if developed, it may not provide the expected advantages over existing technologies or other technologies that may be developed in the future. In addition, demand for UMTS-based services has not yet been proven and may not develop as we anticipate. Accordingly, no assurance can be given that a significant market for UMTS services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS services. If UMTS technology is not developed on a timely basis, if we fail to integrate our UMTS network into our existing network, if interoperability issues between 3G and existing 2G network are not resolved on time, if UMTS handsets are not timely available, if UMTS does not deliver the anticipated advantages or gain widespread acceptance or if we derive a smaller percentage of our total revenues than expected from our UMTS-related services, we may not be able to adequately recoup our investment in the UMTS license and network, which could have a material adverse effect on our results of operations and financial condition.

We are dependent on the continued development of the Greek mobile telecommunications market and may be adversely affected by Greek political and economic developments beyond our control

The development of our business will depend, in large part, on the future level of mobile telecommunications penetration in Greece. According to officially released company data and based upon a Greek population of 10.9 million, the market is, as of December 31, 2002, near saturation at 85.3% penetration. Therefore, our growth is reliant on maintaining our market share and developing the demand for our various services by our existing customers. The demand for our services will be affected by a number of factors, many of which are outside our control. Such factors include general economic conditions, the gross domestic product per capita of Greece, the relative development of the GSM and the UMTS markets and any rival market for the provision of mobile telecommunications services, the price of handsets, dealer commissions and the availability, quality and cost to the customer of competing services. Although Greece is now a member of the EMU, a significant slowdown in economic growth in Greece could adversely affect us by slowing the rate of customer acquisition and retention, by causing a decline in the average monthly minutes of use per customer or the average monthly revenue per customer, or by causing an increase in the inability of customers to make payments on their accounts. Given these factors, as well as the relatively short history of the mobile telecommunications industry in Greece, it is difficult to predict with any degree of certainty the growth of mobile telecommunications services in Greece or the number of our customers.

Our business and the market price and liquidity of the depositary shares may be affected by changes in policy, taxation and other political, economic or social developments in or affecting Greece that may not be within our control or, in certain circumstances, within the control of Greece. It is possible that the current economic growth in Greece will not continue and that future developments in Greece’s political, economic or social environment, over which we have no control, could adversely affect the market price of the depositary shares or our financial condition and results of operations.

We may be adversely affected by reduced international travel as a result of terrorist activity

During the year ended December 31, 2002, roaming revenues amounted to €42,698,896, or 6.4%, of our revenues from telecommunications services. We principally derive roaming revenues from business travelers and tourists who are customers of other network operators, and from our own customers making calls using another GSM network while traveling outside Greece.

The threat of potential terrorist attacks may result in materially decreased business and tourist travel to Greece, which could result in significantly reduced roaming revenues. It is possible that a decline in travel to Greece due to potential terrorist activity could adversely affect our results of operations and financial condition.

If we are unable to reduce or maintain our rate of “churn”, we may suffer reduced resources or lower cash flows, which would adversely affect our results of operations

“Churn” refers to customer disconnections, either voluntary (due to customers switching to competing GSM networks or terminating their use of our GSM services, including customers who subsequently reactivate on our network) or involuntary (due to non-payment of bills or suspected fraudulent use). In 2002, our average annual rate of churn was 32.8%. We believe that approximately 38.0% of the annual rate of churn for contract customers in 2002 was the result of customers terminating their contracts in order to reactivate on our network either with new subscription contracts or as a prepaid customer. We believe that if we fail to reduce or maintain the level of churn, this may lead to increased subscriber acquisition/retention costs or reduced revenues, each of which may have an adverse effect on our results of operations. While we have taken various measures to increase customer loyalty and reduce the rate of churn, such as providing customers with new handsets to reduce the incentive for voluntary churn and requiring thorough credit checks to reduce involuntary churn, we believe that regulations of the NTPC requiring Mobile Number Portability (the right of subscribers to keep their personal mobile telephone number, even if they change mobile telecommunications operators), which is scheduled to be effective by July 1, 2003, may result in increased churn rates between mobile operators.

We have entered into certain related party transactions

We have entered into several significant transactions with Telecom Italia S.p.A., or its affiliates (collectively “Telecom Italia”), in the past and may continue to do so in the future. In particular, Telecom Italia has guaranteed long-term loans to us from European Investment Bank, and a syndicated loan arranged by ABN AMRO Finance (UK) Limited in an aggregate principal amount at December 31, 2002 of approximately €222.1 million. Telecom Italia has also guaranteed short-term working capital facilities from San Paolo IMI Bank S.p.A. and Citibank N.A. in an aggregate principal amount at December 31, 2002 of approximately €43.1 million. Furthermore, in December 2001, Telecom Italia made available to us a five-year medium-term fixed rate financing facility in an aggregate principal amount of €60 million. See Note 9 to the financial statements. In addition TIM International N.V. (an affiliate of Telecom Italia) made a short term loan facility in an aggregate amount of €100 million available to us in 2002. See “Item 7. Major Shareholders and Related Party Transactions” and Note 7 to the financial statements. We paid Telecom Italia a fee in connection with the guarantees of €219,344 and €229,577 in 2000 and 2001, respectively. We did not pay a fee in connection with the guarantees to Telecom Italia in 2002. Management believes that it can obtain financing from sources other than Telecom Italia and its affiliates without a guarantee from Telecom Italia, nonetheless such financing may not be on terms as favorable as those obtained with a Telecom Italia guarantee.

Relationships with our shareholders and among shareholders

We are controlled by a part of the Telecom Italia Group and its affiliates. On August 2, 2002, TIM International, N.V. acquired the 17.45% of our outstanding ordinary shares previously held by Verizon Europe Holdings II B.V. Accordingly, TIM International N.V. owns 81.40% of our outstanding ordinary shares. TIM International N.V. is wholly owned by Telecom Italia Mobile S.p.A. (“TIM”). Telecom Italia currently owns approximately 56.0% of TIM. Accordingly, Telecom Italia and its affiliates, including TIM, control all matters requiring a majority vote of the shareholders at a general meeting of the shareholders, such as the appointment of a majority of the Board of Directors, the approval of our annual financial statements and the declaration of dividends by us. Telecom Italia can also exercise significant influence over our business through their representation on our Board of Directors.

We rely on TIM for certain resources

We derive substantial benefits from the advisory support of TIM, which owns 100.0% of our shareholder TIM International N.V., in the areas of purchasing, financing and network operations. TIM provides us with technical know-how as well as technical assistance services, including assistance through the secondment of employees to fill key management positions, pursuant to certain “technology and technical assistance” agreements.

While management expects that our reliance on TIM would diminish over time, failure to renew or extend these assistance agreements upon request could have a material adverse effect on our financial condition and results of operations. See “Item 7. Major Shareholders and Related Party Transactions”.

We are dependent on a limited number of suppliers

We purchase approximately 100% of our GSM core network equipment (switching equipment software and hardware), from Ericsson Telecommunicazioni S.p.A (“Ericsson”) and subsequently from Ericsson Hellas S.A. Our radio network equipment (base station controllers (“BSC”), base transceiver stations (“BTS”), operation support systems and cross connect systems equipment) is completely based on Ericsson Hellas S.A. and Siemens products, while approximately 80.0% of our transmission equipment is also provided by Siemens. As a result, it may be necessary for us to purchase certain additional and replacement equipment from these suppliers. Furthermore, in connection with our UMTS network deployment and more specifically the first phase of our 3G network rollout, we have entered into a contractual agreement for the purchase of, radio and core network infrastructure equipment exclusively from Nokia OYJ. Consequently, the inability of these suppliers to supply equipment to us for any reason, including delays, as well as potential interoperability issues between our new 3G/Nokia and our existing 2G/Ericsson network infrastructure may have an adverse effect on our financial condition and results of operations in the short term. See “Item 4. Information on the Company—Suppliers.” The inability to obtain equipment from suppliers may even result in the revocation of our UMTS license by the NTPC. See “Item 4. Information on the Company—Network and Facilities—Network Quality.”

We are dependent on a major distribution retail chain that has distribution agreements with our competitors

Germanos, one of the largest mobile retail chains in Europe, and our most significant master dealer, has distribution agreements with our competitors Cosmote and Panafon-Vodafone. These distribution agreements might negatively affect the level of our gross activations, threatening our market share development, thus adversely affecting our financial condition and results of operations.

We are dependent on telecommunications interconnections over which we have no direct control

Our ability to provide commercially viable telecommunications services depends on our ability to interconnect with the telecommunications networks of OTE, Panafon-Vodafone, Cosmote and Infoquest, as well as any new operators who may have entered the market since the deregulation in January 2001, especially those who have a fixed wireless access (FWA) license, and all other operators that are awarded a special license to offer fixed telephony services (alternative carriers). While we have interconnection agreements with OTE, Panafon-Vodafone, Cosmote and Infoquest, we have no direct control over the quality and timing of the investment and maintenance activities that are necessary for these operators to provide us with interconnection to their respective telecommunications networks. See “Item 4. Information on the Company—Significant Competition”. The failure of OTE, Panafon-Vodafone or Cosmote to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Cost of Sales and Services Provided”.

Our business operates in a highly regulated environment and we may be adversely affected by certain decisions of the regulators

Our mobile telecommunications business is subject to governmental regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Changes in laws, regulations or governmental policy affecting our business activities and decisions by regulators could adversely affect our financial condition and results of operations.

More specifically, our business operations might be adversely affected by falling interconnection termination rates, and by the notification from the NTPC in March 2003 that STET HELLAS is designated as having “significant market power” in the mobile market. The primary result of this notification is that we must institute non-discriminatory tariffs, aligning the interconnection termination rate for fixed to mobile lines with that for mobile to mobile lines. Furthermore, the implementation in July 2003 of the new regulatory framework which re-defines the various mobile telecommunications markets, will substantially influence the interconnection rates and it may have a material effect on our business. Additionally, we might be adversely affected by site acquisition related issues and delays in obtaining necessary permits from city planning authorities in connection with our network rollout.

We may be adversely affected by the impact of rapid technological changes

The telecommunications industry is subject to rapid and significant changes in technology. We face competition from entities providing other communications technologies and may face competition in the future both from the introduction of rival mobile telecommunications technologies into Greece and the development of new mobile telecommunications technologies. The impact of these technologies and services on our network cannot be predicted and may result in the technologies and services we employ becoming obsolete or subject to increased competition. Such results may have a material adverse effect on our financial condition and results of operations.

Our business may be adversely affected by the alleged risks of mobile telephone handsets

In recent years, concerns have been expressed about the potentially negative effect of electromagnetic emissions from handsets on the health of mobile telephone users, and the Commission of the European Union has been investigating these concerns since 1995. The actual or perceived risk of mobile communications devices, press reports thereon or any litigation relating thereto could adversely affect us through a reduction in our customer growth rate, customer base or average monthly minutes of use per customer and could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by foreign exchange rate fluctuations

Our American depositary shares (“ADSs”) are traded on the NASDAQ National Market, or NASDAQ, in dollars. Fluctuations in the exchange rate between the dollar and the euro may affect the market price of the ADSs. In addition, any cash dividends we will pay on the shares will be paid in euro and, as a result, exchange rate fluctuations will affect the dollar amounts received by holders of ADSs on conversion of such dividends by the depositaries.

We may be adversely affected by the outcome of certain legal proceedings

We are currently involved in certain legal proceedings. For a description of these proceedings, see Note 15(b) to the financial statements. If the outcome of these proceedings is not in our favor, our financial position and results of operations may be adversely affected.

Item 4.	Information on the Company

Overview

Stet Hellas Telecommunications S.A. was incorporated in Greece on July 28, 1992 as a société anonyme, in order to provide GSM mobile telecommunications services in Greece, in accordance with the provisions of Law 2075/92, subsequently replaced by Law 2246/94, the Telecommunications Law. Our registered office is located at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece. Telephone: (30-210) 615-8000. We do not have a registered agent in the United States. Since June 3, 1998, our shares have been quoted on NASDAQ, and they are listed on the Official Market of Euronext Amsterdam N.V.

We are one of four operators licensed to provide mobile telecommunications services in Greece, and one of three operators licensed to provide national GSM services in the 900 Mhz frequency band and UMTS services in Greece. We were awarded a twenty-year license to provide digital GSM services under the brand name “Telestet” by the Greek Ministry of Transport and Communications on September 30, 1992 and commenced commercial operations in June 1993. Following a competitive tender, we entered into a concession agreement, dated August 6, 2001, with the Greek State and on the same date, we were granted a fifteen-year license to operate a DCS 1800 network and a twenty-year license to operate a UMTS network in Greece. Furthermore, on December 31, 2002, we signed a commercial agreement with EUROPROM Telecommunications S.A. to lease EUROPROM’s Fixed Wireless Access (FWA) license in the 25 GHz frequency band. This agreement enables us to bundle mobile and FWA service elements thus offering combined fixed and mobile voice and data products and services.

At December 31, 2002, we had 2,513,642 customers, an increase of approximately 17.7% over the previous year-end. At the end of 2002, our GSM network covered approximately 94.01% of the major roads, 99.96% of towns with a population of more than 5,000 inhabitants (139 municipalities, including the Athens metropolitan area, Thessaloniki and Patra) as well as approximately 83.85% of the Greek islands, including Crete and Rhodes, based on internal estimates using the -90 dBm signal level as required by the terms of our GSM license.

Based on the 1991 Greek census, our population coverage by the end of 2002 was approximately 99.35% due to the large number of people who reside in one of the three largest cities in Greece, i.e., Athens, Thessaloniki, and Patra. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Principal Shareholders

Our major shareholder is TIM International N.V., a Dutch corporation wholly owned by Telecom Italia Mobile S.p.A. (“TIM”), a leading operator of mobile telecommunications in Italy and Europe. As of December 28, 2001, TIM International B.V. (a Dutch company wholly owned by TIM) merged with and into STET Mobile Holding N.V. under the company name TIM International N.V. TIM is an affiliate of Telecom Italia. On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon Europe Holdings II B.V. in STET Hellas, becoming the sole majority shareholder.

TIM and its affiliates provide us with substantial technical and other expertise, including the secondment of employees to fill key management roles. In particular, TIM provides substantial assistance to us in the areas of technical planning and training, marketing, product development, purchasing and personnel matters.

Services and Products

Our principal business is the provision of mobile telecommunications services in Greece using the digital GSM standard, including network access and related value-added services. Since June 1996, we have offered our services to contract customers on the basis of various tariff plans with different rates of monthly service fees and airtime tariffs to accommodate the particular service requirements and anticipated usage of different segments of the Greek market. In May 1997, we also introduced prepaid GSM services to further meet the service requirements of the primarily younger targeted groups and market segments. In March 2000, we introduced an integrated telecommunications solution for the business market under the “B BEST” brand, which provides tariffs and tailored services to match different business customer profiles. In August 2002, we launched Multimedia Messaging Services (“MMS”), which has the capability to automatically adjust “Over the Air” the MMS-enabled mobile phone settings, offering our customers access to various advanced applications in addition to the standard MMS functionality, thus paving the way to 3G mobile services. Overall, during 2001 and 2002, we further diversified the products and services we offer, following our ongoing segmentation strategy. By offering a variety of services and products to a broad range of customers, including residential contracts, prepaid customers and business customers, we are able to target and aim to accommodate all segments of the Greek mobile telecommunications market.

Contract Customer Services

We offer individuals and small- to medium-sized business customers basic GSM network access, related value-added services and international dialing and roaming through twelve-month contracts.

We have continued to offer new tariff plans and to redesign old tariff plans as part of our strategy to develop and reinforce customer segmentation by providing a broad range of focused and customized services and products aimed at attracting profitable customers, increasing efficient usage of our network and maintaining customer loyalty.

Our services are available to contract customers on the basis of several tariff plans, each tailored to the usage patterns of different targeted groups or market segments. Information on each of our tariff plans is available to customers at all points of sale throughout our distribution network.

In June 2000, we launched our mobile portal “TELESTET OnLine WAP” featuring a variety of online services such as sports news, weather, lottery results, horoscopes, and m-commerce services, which include a trading service allowing our customers to trade shares on the Athens Stock Exchange via their mobile phone.

During the first quarter of 2001, we redesigned our existing professional tariffs to target high-end users by increasing the bundled airtime and decreasing call rates. During the third quarter of 2001, we launched basic commercial general packet radio system (“GPRS”) services to all our contract customers, both business and residential, including WAP over GPRS, mobile-Internet access and corporate access. We introduced volume-based charging for our GPRS services, offering two customized tariff plans that address the needs of each of the consumer and business market segments.

In November of 2002, we complemented our offer to the high-end residential market segment with the launch of “TELESTET PRO 50”, a bundled minutes-based tariff plan featuring 50 minutes of bundled airtime, responding to market demands for new competitive tariffs. In January 2003, we launched six new competitive bundled-minutes based tariff plans, encompassing the changing needs of a wider market spectrum. These new TELESTET packages mainly offer bundled airtime ranging from 20 to 550 minutes per month depending on the tariff plan, and common rates for calls to all terminations, regardless of operator.

We also aim to motivate our customers to use their mobile phone as a tool for services beyond traditional voice calling and to educate them about future UMTS services by offering innovative value-added services that address our customers’ needs. Towards the end of 2001, we introduced a new strategy for our value-added services that focuses on building customer value through enhanced data services. In late 2001, we launched “TELESTET Finder” and “Call Attempt Notifier”. Telestet Finder is an SMS location-based service that enables our customers to find the store, service or company nearest to the location of their mobile phone. Call Attempt Notifier allows our customers to receive SMS notification of calls missed when their mobile phone is switched off or out of network range. Our focus on technological innovation and enhanced product and service offerings culminated in mid-2002 with the launch of Multimedia Messaging Services.

For a more complete list of our value-added services, see “- Value-Added Services”.

Prepaid Customer Services

In the first quarter of 2001, we revamped our prepaid products and services by enhancing existing tariff plans and redesigning the packaging and marketing of these services. This prepaid offer, “Talk Simple”, allows our customers to choose among two tariff plans, the “Talk Pack” and the “Send Pack”, each of which provides lower rates for voice calls or for SMS, respectively. Talk Simple remains available to already existing subscribers, but has been replaced by FREE2GO for new customers.

In June 2001, we complemented our services for young people with the launch of “FREE2GO”, the first prepaid product with automatic activation and wide availability in thousands of kiosks and mini-markets throughout Greece, maximizing the accessibility and user-friendliness of the mobile phone. FREE2GO SIM cards are valid for one month, and can be extended through the purchase of additional airtime. In July 2001, we launched “FREE2Date”, an SMS-based service, which allows all our customers to communicate with people sharing common interests. In November 2001, we further enhanced our FREE2GO offer with the launch of “FREE2Chat”, an SMS-based service offered also to contract customers, enabling the user to participate in virtual chat rooms with people sharing similar interests.

In 2002, we launched two new entertainment services under the FREE2GO umbrella: “FREE2Flirt”, an SMS based game allowing customers to exchange messages with people sharing common interests, and “FREE2PlayGalaxy”, a multiple choice SMS-based game. Additionally, we continued to enhance our offer of value added services with the launch of “TELESTET Sharing”, allowing our prepaid customers to transfer airtime instantly, even while abroad, by sending an SMS.

Business Customer Services

We offer our business customers (including corporations, small and medium enterprises, or SMEs, and small office home office companies, or SOHOs) network access and mobile telecommunications services tailored to the specific needs of each business customer, including data traffic transmission between two or more customers’ sites. Additional business customer services include Virtual Private Network, Business Connect, Professional Voice Mailbox, Teleconference, Mobile Organizer, Data & Fax Transmission, Bulk Web SMS messaging for companies and electronic billing, which presents our customers’ monthly bills on the web. As of December 31, 2002, approximately 30.3% of our contract customer base were business customers.

In 2000, we launched “B BEST”, a new integrated telecommunications service that addresses high-value business market segments, as well as the corporate segment and SMEs. We established a new specialized business company department to focus on these business market segments. At the time of its launch, B BEST consisted of tariffs for different customer profiles, a handset maintenance program, a tailored monthly discount scheme, a loyalty program and many state-of-the-art value-added services responding to real business needs. By the end of 2000, we launched “B BEST 2 to 4” for the SOHO segment of the business market as well as for professionals with a registered business tax number, making us the first operator in Greece to offer customized solutions for this segment.

In 2001 and 2002, we continued to expand our B BEST service offering to meet our customers’ needs. For example, towards the end of 2001, we launched additional services such as the “TELESTET E-bill”, which allows our business contract customers to access their mobile phone account through the Internet. The service is available through a website from which the user can access and download all issued bills. In 2002, we launched “TELESTET Mobile Organizer”, which enables our customers to utilize their mobile handset as an organizer, operating Contacts and Calendar functions through SMS commands, and “B BEST Web-SMS”, enabling our business customers to send SMS messages to numerous recipients through the Internet.

Internet Services

Consistent with our one-stop shop approach, in February 2001 we launched “B OnLine Internet”, the first integrated mobile telephony and fixed Internet service offering in the Greek market. B OnLine is the first product of our commercial cooperation with Forthnet S.A., a Greek Internet service provider. Building on this relationship, we enhanced our B OnLine Internet service with the launch of “B OnLine ISDN” towards the end of 2001. This service provides access to the Internet via a fixed ISDN line, at speeds of 64 kbps, as well as a free line for making voice calls or sending and receiving fax messages simultaneously.

Value-added Services

In addition to standard GSM services, such as call waiting, call forwarding, call barring, caller identification and conference calling, we offer our whole customer base a wide range of state-of-the-art value-added services, including:

•	“TELESTET Services”, including directory assistance, mobile fax, email, and information regarding the weather, sports news, stock exchange, and exchange rates through IVR and SMS;

•	“TELESTET WAP”, our mobile portal, which features a portfolio of online services and exclusive access to certain Internet portals;

•	WAP browsing capabilities to any WAP site on the web;

•	Professional voice mail, which allows customers to receive voice mail messages with message notification features that alert them when they have received messages and also enables them to forward, prioritize and send messages to multiple recipients;

•	Fax and data transmission services;

•	Location based services, such as the “TELESTET Personal Mobile Guide” a service available in four languages providing information on historic and archaeological sites throughout Greece, transportation routes, cinemas and cultural events. It also allows foreign roaming customers to be connected to the emergency phone numbers of the nearest car rental agency, radio taxi service or TELESTET store; “TELESTET Finder”, an SMS-based service that allows the user to locate the address and telephone number of the point of interest closest to its location;

•	Teleconference, which allows up to six users to talk simultaneously, independent of a network or operator, so long as the call originated from a TELESTET mobile customer;

•	“Organizer”, a form of call divert that allows customers a choice of three pre-programmed alternative numbers if the customer cannot answer the call;

•	High-speed Circuit Switched Data (HSCSD), enabling our customers to enjoy data access speeds up to 38.4 kbps, four times faster than the previous 9.6 kbps. HSCSD marked the first step towards GPRS and multimedia services;

•	GPRS services, including WAP over GPRS services, allowing for higher speeds; mobile-Internet service for browsing the web at higher speeds and lower cost and corporate access, for remote access to a company’s lan/network and databases;

•	Multimedia Messaging Services (MMS), enabling customers to send and receive photos, high-definition colored or animated images, audio files and more, to another MMS-enabled phone or to an email address, and to access interactive applications;

•	“Call Attempt Notifier”, a service which allows our customers to receive SMS notification on calls missed when their mobile phone is switched off or out of network range;

•	“TELESTET E-bill”, a service providing customers with access to their mobile phone bill over the Internet;

•	“TELESTET Mobile Organizer”, which offers Calendar and Agenda functions through synchronization with Microsoft Outlook;

•	“TELESTET Sharing”, which enables prepaid customers to exchange airtime by sending an SMS;

•	Social and entertainment services including “TELESTET Trivial Pursuit”, “FREE2Date”, a service which allows our customers to get to know each other ‘virtually’, “FREE2Chat”, a service which allows all users to interact with other chat room participants or create their own chat room to discuss the subject of their choice, “FREE2Flirt”, an SMS based game allowing customers to exchange messages with people sharing common interests, and “FREE2PlayGalaxy”, a multiple choice SMS-based game;

•	Information services including “TELESTET Mobile Dictionary”, providing translation between seven different languages and “TELESTET Score”, notifying customers of real-time soccer results; and

•	Charity donation services including such charities as “Medecins Sans Frontieres”, allowing our customers to donate funds to participating organizations.

International Roaming

Our contract and prepaid customers can make and receive calls in other countries on GSM networks. In December 1999, we were the first operator in Greece to offer limited international roaming to our prepaid customers. With the launch of TELESTET E-bill, we started offering full roaming services to our prepaid customers.

As of December 31, 2002, we had entered into international roaming agreements with 246 GSM operators in 111 countries. These agreements cover most countries in Europe, parts of the United States and countries with significant Greek populations, such as Australia and South Africa.

Handsets and Accessories

Handsets and accessories are sold to our independent distributors at cost, for sale to contract customers and directly to our contract customers through our direct sales force, our directly owned Telestet Center retail stores. In addition, we sell prepaid packages, which include handsets, to our independent distributors at a discount to the retail price, and directly to our prepaid customers through our directly owned Telestet Center retail stores and other points of sale at the full retail price. Our independent distributors typically utilize customer acquisition payments they receive from us to reduce the cost of the handsets to customers.

Customers

As of December 31, 2002, we had 2,513,642 customers, an increase of approximately 17.7% as compared to December 31, 2001. At the end of the year, prepaid customers made up 69.5% of our total customer base, or 1,745,726 customers, and represented about 72.2% of our net additions for 2002. Contract customers numbered 767,916 at year-end, or 30.5% of the total customer base. We believe that the increase in the number of customers is attributable to a number of external and internal factors, such as:

•	The growth of the Greek mobile telecommunications market;

•	The gradual education of potential mobile users;

•	The introduction of our various new tariff plans with competitive pricing schemes (discounts);

•	Our offering of value-added services and applications which respond to specific customer needs; and

•	The overlap of our different services and products, leading to increased awareness of the variety of our services and products in the market.

Churn

“Churn” refers to customer disconnections, either voluntary (due to customers switching to a competing mobile telecommunications network or terminating their use of GSM services, including customers who subsequently reactivate on our network) or involuntary (due to non-payment of bills or suspected fraudulent use). In 2002, the average annual rate of churn was 32.8%, as compared with 26.7% and 27.6% in 2001 and 2000, respectively, mainly as a result of our cancellation of prepaid accounts that had not renewed airtime for approximately 19 months. Contract churn decreased by 5.6 percentage points to 36.5% in 2002. We believe that this reduction was the result of our focus of growing the medium to high-end quality customer base through a pro-active loyalty building and churn prevention program as well as improved network quality and company image. We also believe that approximately 38.0% of the total contract churn was internal churn, or the result of customers terminating their contracts in order to reactivate on our network either with a new tariff plan or as a prepaid customer.

In order to minimize churn caused by customers voluntarily terminating service, we aim to ensure that our service remains competitive and we require contract customers to sign contracts with a minimum duration of one year, with penalties for early termination.

Over the past year we have invested valuable resources in order to further develop our customer relationship management approach to our customers, which has led to a reduction in our contract churn rate. More specifically, we have encouraged customer loyalty by addressing several specific customer concerns. For example, we offer customers a 20.0% discount on their monthly fees after one year with us and also continue to improve our terminal upgrade policy for pre-determined customers who are up for possible contract renewal.

In addition to these basic loyalty programs, in 2002, we continued to offer programs targeted to our medium to high-value customer segments. Our loyalty scheme, “Avantage”, was the first of its kind in the Greek market. It allows customers to accumulate points according to their monthly bill spending and tenure, and to exchange them for a variety of services and products. We also focused on the prepaid segment with the implementation of B-Lucky, a monthly lottery giving those customers who register their personal data a chance to win an array of prizes. This program has allowed us to develop our customer profiling capabilities. We further strengthened our focus on medium to high-value customers through our commitment to match resources to customer profiles, allowing us to deliver differentiated service to customers according to their value and tenure.

In addition, we continued programs to enhance customer relations and our overall image such as “Anniversary Calls” to pre-determined customers whose contracts will soon be up for expiration.

Traffic Volume

The table below sets forth, for the periods indicated, selected traffic data for our business.

	Year ended December 31,

	2000	2001	2002

Total traffic (in millions of minutes)(1)	1,234.0	1,572.0	2,120.5
Average monthly minutes of use per customer (2)	73.0	70.0	77.5

(1)	Includes mobile to mobile, mobile to fixed line, and fixed line to mobile calls (national and international).

(2)	Average monthly minutes of use per customer is calculated by dividing total traffic by the average number of customers for the year divided by twelve.

Growth in total traffic from 2000 to 2002 is due principally to the growth in our customer base during this period. Continued traffic volume growth depends on a number of factors, including pricing and the availability of new services, general economic conditions and the overall mix of our customers. The declining trend in average minutes of use per customer per month of approximately 4% in 2001 was reversed with a 10.7% increase in average minutes of use per customer per month in 2002 compared with 2001. This was a result of our strategy to increase our focus on more profitable market segments.

Tariffs

Overview

During 1999 we introduced several new tariff plans and redesigned our basic prepaid tariff program. In 2000, we launched several new tariff plans in both the contract and prepaid segments;

•	Telestet 0.5 is aimed at our price sensitive contract customers, with the lowest monthly fee, per-second charging and incremental time-based discounts;

•	B BEST is a full commercial service offer that focuses on the business market segment; and

•	Professional tariff plans that include five tariff plans, based on bundled minutes, targeting contract customers with high usage needs.

Several of the tariff plans launched in 1999 and 2000 are no longer offered commercially to new customers but are still available to existing subscribers. These include “B Free Everyday”, offering low charges and peak/off-peak hours, “Morning Talk and Afternoon”, allowing prepaid customers to select off-peak periods that best suit their needs, “Midnight Madness” and “Weekend”, tariff plans that complemented the Morning Talk and Afternoon lifestyle tariffs launched in 1999, and “B Free All Day”, which targeted prepaid customers without a regular usage pattern.

In January 2001, we modified our professional tariff plans for contract-based subscriptions by redesigning our existing tariffs, increasing bundled airtime and cutting down call rates. The five professional tariffs target mobile customers with high usage needs and combine bundled free airtime ranging from 100 to 500 minutes per month, depending on the tariff plan, flat rates and per-second billing.

In March 2001, we introduced Talk Simple, a prepaid offer with enhanced tariff plans and redesigned packaging and promotion of our prepaid product. Talk Simple allows prepaid customers to choose among two tariff plans, the Talk Pack and the Send Pack, which provide lower rates for voice calls or SMS, respectively. Talk Simple remains available to already existing subscribers, but has been replaced by FREE2GO for new customers.

In June 2001, we complemented our offer to the younger market segment with the launch of the FREE2GO prepaid tariff, a pre-activated SIM card widely available in thousands of kiosks and mini-markets throughout Greece. FREE2GO is currently our sole prepaid customer tariff. For more information on these services, see “—Services and Products”.

In November 2002, we reduced prepaid SMS tariffs in response to a more demanding market environment, and we complemented our offer to the high-end residential market segment with the launch of “TELESTET PRO 50”, a bundled minutes-based tariff plan featuring 50 minutes of bundled airtime, responding to the market needs for new competitive tariffs.

In January 2003, we launched six new competitive bundled-minutes based tariff plans, encompassing the changing needs of a wider market spectrum. These new TELESTET packages mainly offer bundled airtime ranging from 20 to 550 minutes per month depending on the tariff plan, and common rates for calls to all terminations, regardless of operator.

We provide a number of value-added services to all customers at no additional service fee, including voice mail, SMS and directory information. For a description of our value-added services, see “—Services and Products”. Depending on the tariff plan, certain value-added services, such as professional voice mailbox, are charged on the basis of an additional monthly service fee plus airtime tariff rates for use of the relevant service. Some other value-added services also require payment of an additional connection fee when the service is established.

Tariff Schemes

Contract Customer Tariffs. We currently offer our contract customers basic network access and certain additional value-added services under a range of tariff plans that permit customers to choose a combination of monthly service fees and airtime tariff rates that best suit their anticipated use of our services. Each tariff plan consists of a monthly service fee, airtime tariff rates and additional monthly charges for the use of certain value-added services, and is offered on the basis of a twelve-month contract.

Airtime is billed on a per-second basis or on the basis of units with the duration of each unit varying, generally up to 30 seconds. A set-up charge applies to many contract tariffs, particularly to those tariffs with per-second billing. We publish the monthly service fees, airtime tariff rates and charges for value-added services of all of our current tariff plans on our web site. In general, international tariff rates vary depending upon the country called and the tariff plan selected. Roaming rates vary depending upon the terms contained in the individual roaming agreements between us and the relevant GSM network operator. Customers are billed for outgoing domestic and international calls and incoming roaming calls.

Prepaid Customer Tariffs. We offer prepaid customers a single tariff plan designed to cover the needs of the entire prepaid market segment. Our prepaid airtime tariff is incurred on a per-second basis with a minimum duration of 30 seconds.

Business Customer Tariffs. Monthly service fees and airtime tariff rates applicable to our business customers are based on our customers’ specific needs in line with our B BEST offering. There are different business packages for different customer profiles and for different numbers of phone lines.

Traffic Revenue

The table below sets forth average monthly revenue per customer for the periods indicated.

	Year ended December 31,

	2000	2001	2002

Average monthly revenue per customer(1)	€28.2	€22.5	€24.4
Change	(24.8)%	(20.2)%	8.4%

(1)	Average monthly revenue per customer by dividing annual revenues from telecommunications services by the average number of customers for the year divided by twelve.

Average monthly revenue per customer has declined up to 2001, primarily as a result of the migration of lower volume contract customers to different tariff plans with lower monthly service fees, the introduction of prepaid services for which we charge no monthly service fees, and continued growth in the number of lower usage non-business and prepaid customers, as well as the effect of tariff alignments. Average monthly revenue per customer increased by 8.4% in 2002 compared with 2001 mainly as a result of the introduction in January 2002 of mobile-to-mobile interconnection payments, as well as continued improvement in outgoing traffic revenues that were positively affected by an increase of high-end, high-yielding subscribers in our customer base.

Distribution and Marketing

General

We distribute our services through a distribution network that, as at December 31, 2002, consisted of ten master dealers, as well as through the distribution network of Germanos Batteries S.A., or Germanos, the largest retail telecommunications and electronics dealer in Greece.

We also distribute our own services through our direct distribution channel by using Telestet Center retail stores, which at December 31, 2002 consisted of an aggregate of 127 stores, aimed at developing a one-stop shop approach to target primarily the business and high-end residential market segments.

We also target our corporate clients through a direct sales force and a network of 36 indirect agents, our “Business Promoters”, consisting of our master dealers and certain high-end retail chains that operate throughout Greece.

Distribution Network

Master Dealer Network. As at December 31, 2002, our independent network consisted of ten master dealers: F.G. Europe S.A., Dakos Communications S.A., Santel S.A., Image & Sound S.A., Teleplus,

Citishop S.A., V-net S.A., OneWay S.A., Zachs S.A. and Korasides S.A. Each master dealer has established a network of franchised independent distributors as well as their own direct points of sale.

The master dealers, directly and through their network of independent distributors, operate a network which consisted as of December 31, 2002 of approximately 900 points of sale throughout Greece, the majority of which are located in major cities. Members of our marketing, sales and finance departments inspect these points of sale to ensure uniform high quality.

We pay our master dealers an activation payment, which consists of an amount per contract customer acquired by each master dealer that varies depending on the characteristics of each new customer, with higher payments for corporate and bundled-minutes based accounts and for customers who pay by direct debit. We may reclaim these amounts, in whole or in part, with respect to customers whose service is either cancelled or suspended within six months of activation. The activation payment is designed in part to maintain the loyalty of our master dealer network and to encourage master dealers and their independent distributors to target customers who are businesses and bundled-minutes based accounts, or who pay their bills by credit card or direct debit. We vary the amount of the activation payment in accordance with market conditions and to achieve our marketing objectives. We also pay a bonus to our master dealers based on the quality (measured by their average monthly bill) of the new contract subscribers they activate.

Master dealers receive a percentage of the revenues we collect from each customer acquired by the master dealer’s network of independent distributors as commission. This percentage varies depending on whether the master dealer reaches certain contract customer base and is designed to encourage master dealers and their independent distributors to target contract customers with high usage characteristics and revenue generating potential. We also pay each master dealer a sales bonus for customer additions attributable to that master dealer during any quarterly period that exceed agreed upon sales targets. We continuously review our commission and incentive target levels and provide additional temporary promotional incentives in response to market conditions.

We do not pay an activation commission to our master dealers in connection with the acquisition of customers who purchase either prepaid packages or CDs. Instead, we sell prepaid packages (which include a handset, a SIM card and prepaid airtime) and CDs (which include a SIM card and initial prepaid airtime) to our master dealers at a discount to the retail price of the package. In addition, we sell our master dealers prepaid airtime cards at a discount and pay each master dealer a bonus payment based on the total number of prepaid packages and CDs it activates. Master dealers receive a percentage of the revenues we collect from each prepaid customer acquired by the master dealer’s network of independent distributors as commission. This percentage varies depending on whether the master dealer reaches certain prepaid customer base. We also pay a bonus to our master dealers based on the quality (measured by the value of the scratch cards sold in a certain period of time) of the new prepaid customers they activate.

Germanos Distribution Network. On March 24, 1999, we finalized a distribution agreement with Germanos. According to this agreement, which extends through December 31, 2013, Germanos agreed to distribute our services and products through its chain of stores. These retail stores are primarily located within high traffic areas of towns and cities throughout Greece.

In 2000, we reinforced our relationship with Germanos and established new areas of business collaboration. Germanos became one of our business promoters for distribution of the B BEST product and services line to the business segment.

In 2002, we signed a distribution agreement with Germanos for that year, extending it beyond the initial agreement of March 24, 1999. According to this agreement, we provide compensation for Germanos’ performance for the year 2002 based on quantitative and qualitative elements. In January 2003 the agreement with Germanos was further extended for one year at similar terms and conditions with the 2002 agreement.

Direct Distribution Network. A key element of our distribution strategy is to strengthen our position in the Greek retail market through further development of our direct distribution channel. This will address primarily the business and high-end residential market segments through the development of a one-stop shop approach and will also serve as a means for customer retention. To this end, we created the “Telestet Centers” by re-branding and enlarging the Telepolis retail stores. We developed 127 outlets throughout Greece by the end of 2002, an increase from 57 points of sale at the end of 2001.

Our Telestet Centers provide both sales and customer support services, such as payment collection, upgrade of handsets, basic handset repairs and billing claims. They are located in central high traffic areas in cities throughout Greece and provide us with a valuable promotional vehicle for increasing brand awareness and providing important marketing information.

Other Distribution Outlets. In 2001, we introduced a new pre-activated prepaid product called FREE2GO in approximately 8000 kiosks and mini-markets throughout Greece, maximizing the accessibility of the mobile phone. Through a commercial agreement with TASTY FOODS S.A. (“Tasty”), a member of the Fritolay Group owned by Pepsico, for the exclusive direct distribution and allocation of FREE2GO, our FREE2GO product was available in approximately 45% of these non-conventional points of sale throughout Greece during 2002. In December 2002, we amended our commercial agreement with Tasty increasing the gradation of scaled airtime commission for 2003, and revising the number of FREE2GO activation cards to be purchased by Tasty in order to receive the corresponding commission.

Marketing Program

We use mass media campaigns and direct marketing through our retail sales force and independent distributors to reach potential customers. We have used mass media and other promotional campaigns to create awareness and promote the benefits of mobile telecommunications services as well as to position our brand name. Among other media, we use billboards, television and radio as well as the sponsorship of a wide range of non-profit cultural, educational, entertaining, sports-related and charitable community events throughout Greece as advertising outlets. We also employ direct marketing to promote new services through our monthly bills to existing customers. Additionally, in October 2002, we entered into an exclusive commercial agreement with Lesvos Maritime Company (NEL Lines) to outfit its ferries with Telestet’s colors and logo, to promote our brand name.

We pay our master dealers a contribution for cooperative advertising based on the number of new customers acquired by each master dealer and its network of franchised independent distributors. Master dealers are required to contribute an amount equal to what we contributed.

Customer Service

We operate a 24 hours a day, seven days a week Call Center service, providing product and service information, processing customer requests, handling trouble reports and providing a wide range of value-added services. Management believes that providing customers with a single, direct point of contact, rather than through independent service providers, allows our customer service personnel to develop a stronger relationship with customers.

Customers wishing to terminate their contract must provide us with a written request. In certain circumstances, and based on a customer’s profile, customer service personnel may offer a variety of benefits, such as a more modern handset at a preferential price or a tariff plan repositioning, in order to increase customer loyalty. Customer feedback obtained through Call Center personnel is tracked and shared with other key company functions in an effort to consistently increase customer satisfaction and develop long-term relationship. In 2001, we successfully implemented and operated advanced contact center technology which, through its functionalities such as IVR interaction with recorded information, Intelligent Contact Routing (including voice and e-mail), Front Line Application (CTI screen pop), and Campaign Management via Predictive Dialer, has led to higher levels of efficiency, flexibility and service quality. In 2002, leveraging on state of the art technology, we managed to offer a preferential level of service to our high-value customers. Credit checking analysis and activation time for prospective customers have been significantly improved with the implementation of a credit scoring system. We also achieved higher operating efficiencies through the deployment of various self-help solutions.

Billing and Customer Management

Our contract customers are billed on a monthly basis, with a number of billing cycles occurring each month. Customers may pay their bills at any post office, our Telestet Center retail stores and at various banks, or by direct bank debit or credit card.

Management of bad debt and customer fraud is a primary means of reducing financial exposure and, to this end, we perform formal credit checks and seek to encourage our customers to pay by credit card or direct bank debit instead of cash. At the end of 2002 we completed the implementation of a new Fraud Management System, which is expected to support early fraud identification through an intelligent alarm generation and a severity prioritization mechanism. Our focus is on increasing the level of effectiveness and efficiency of our credit checking, fraud control and collection processes to further “protect” our revenues and minimize receivables. Our collection processes have been enhanced and our service delivery improved by communicating overdue unpaid amounts via SMS and automatically reactivating paid-off suspended customers. As of December 31, 2002, approximately 22.0% of our contract customers paid their bills by credit card or direct debit and almost 40% of our customers paid their bills at our Telestet Centers. In addition, improved billing practices and the use of collection agencies together have resulted in a reduction in the average collection time.

Information Systems (“IS”) Infrastructure

Telestet’s IS infrastructure consists of the following fundamental components:

•	Post-paid billing system BSCS 6.0 (SEMA Schlumberger);

•	Prepaid billing system (Intervoice/Brite);

•	Enterprise Resource Planning (SAP) that supports finance, purchasing, logistics, dunning, web publishing and several other processes;

•	Business Intelligence platform, implemented in June 2002 based on ORACLE, Cognos and IQ;

•	Point of Sale System (including real-time credit risk evaluation, activation, suspension and terminal upgrade); and

•	Value-added Services, such as billing and online banking.

We have standardized our systems on two major hardware platforms (Hewlett Packard and SUN) to simplify our operations and increase efficiency. We have also implemented automated systems management via Hewlett Packard’s Open View suite of products. To further optimize operations we have adopted centralized Enterprise Storage Systems (ESS) from Hewlett Packard. The deployment of Open View and ESS has also helped to increase our system’s availability. In June 2002, we launched a highly secure and technically advanced Data Center, which hosts all our business critical systems.

Our IS infrastructure was transformed during 2002 with an upgrade of some of our key IS platforms and the delivery of significant new business functionalities.

The main focus of our IS development in 2002 was to:

•	Develop a stable and reliable Business Intelligence Environment;

•	Evaluate alternative billing platforms for 3G services;

•	Evaluate and implement a provisioning and billing solution for Multi Media messaging services;

•	Automated (real time) dunning, suspension and reactivation of contract customers;

•	Implement an Interconnection Billing System;

•	Evaluate and implement a near real-time Network usage Fraud Detection System; and

•	Produce accurate metrics on all key performance indicators.

Network and Facilities

The infrastructure of a GSM network consists primarily of switches, BSCs, BTSs, transmission systems and networking management systems.

Network Design

We developed our network design in close co-operation with TIM. We also incorporate service quality, redundancy and coverage objectives based on the best practices of TIM. To help meet these objectives, we employ sophisticated network design tools developed by TILAB, a research and development company of the Telecom Italia Group. In addition, our transmission network is almost entirely based on microwave systems to ensure that we have the ability to carry a significant portion of our traffic on our own network and, correspondingly, to reduce costs for leased lines and to reduce our reliance on other networks over which we have no control. Our design criteria require that the network be sufficiently versatile to support our value-added services.

Network Infrastructure

Our GSM network consists of a base station subsystem which, as of December 31, 2002, consisted of 1,343 BTSs (including micro stations) linked to 24 BSCs, eleven of which are located in Athens, three in Patra, four in Thessaloniki, three in Heraklion, one in Larissa and two in Kavala. The base station subsystem is controlled by ten mobile switching centers (“MSC”), two of which are located in Thessaloniki, two in Patra, one in Larissa and five in Athens. Moreover, the network has two transit switches in Athens which function as main gateways. Base transceiver stations are connected to MSCs and BSCs by microwave links. An SDH high-capacity microwave backbone network interconnects the MSC and BSC nodes. In addition, our network infrastructure includes four switched access interconnection sites to the public fixed line telephone network operated by OTE, four switched access interconnection sites with Panafon-Vodafone, four switched access interconnection sites with Cosmote and two switched access interconnection sites with the international exchange in each of Thessaloniki and Athens. We lease lines from OTE to connect our MSCs to the OTE interconnection sites as well as to provide a back up for the main transmission routes in our network. To handle international traffic, we maintain connections with OTE and other international carriers.

Network Quality

Capacity. Pursuant to the terms of our license, we were allocated 10 Mhz in the 890 and 900 Mhz frequency band and 10 Mhz in the 935 and 945 Mhz frequency band. We intend to maximize the use of our current spectrum allocation in the short term by adding more BTSs. We also use the existing technology to optimize the radio network by activating all the appropriate BSS radio features and reusing spectrum in a more convenient way such as by installing microcells in order to increase capacity. We are now selectively expanding the quality and capacity of our network in urban areas by adding infrastructure to improve quality and in-building coverage and expand capacity.

On August 6, 2001, we entered into a concession agreement with the Greek authorities and were granted a fifteen-year license to operate a DCS 1800 network as well as a twenty-year license to operate a UMTS network in Greece. These licenses authorize us to establish and operate a mobile telecommunications network in the GSM 1800 MHz band, as well as in the special range of 2 x 10 MHz (FDD) + 5 MHz. (TDD) for UMTS. UMTS is a high-speed standard for 3G mobile telecommunications which allows us to provide an extensive range of new services, including mobile multimedia, video telephony and high-speed Internet access.

Under the terms of these licenses, any transfer of paid-in-capital of 2.0% or more must be notified to the NTPC. The licenses are not transferable within a nine-month period from the date of issuance and are not transferable without the prior written consent of the NTPC. If transferred, the new owner is required to pay to the NTPC the difference between the concession fee paid at the competitive tender for a similar license and the fee charged to us.

The UMTS license is subject to a number of commercial and technical conditions. It requires that we meet certain coverage and technical criteria and attain Greek population coverage of at least 25.0% at the end of 2003 and 50.0% at the end of 2006. The UMTS license also requires coverage of the Olympic Games facilities, venues and main connecting routes in the Attica region by June 2004. The above mentioned coverage requirements must be fulfilled for the packet switched services with a transmission rate at the physical layer of at least 144Kbps for the down-link and 64Kbps for the up-link.

The NTPC may revoke the UMTS and DCS 1800 license if we fail to satisfy the requirements for deployment of the network or commit serious violations of other license terms. In particular, the NTPC may revoke our license if the scarce resources (numbers and radio frequencies) that have been provided through the UMTS license have not been used for a period of two years from the date of the award of the license. We are also required to pay the NTPC by June 30 of each year a commission fee not to exceed 0.5% of the prior year’s gross revenue from telecommunications services provided to subscribers.

Regulatory environment. On February 2003, the NTPC handed down a decision, which declared that Panafon-Vodafone and Cosmote had “significant market power” in the interconnection market. In March 2003, STET Hellas, together with Panafon-Vodafone and Cosmote, was designated by the NTPC as having “significant market power” in the mobile market. As a result of these notifications, Panafon-Vodafone and Cosmote must set their termination interconnection tariffs based on their costs associated with these terminations. The notification received by STET Hellas implies that we are obligated to institute non-discriminatory interconnection termination tariffs regardless of whether the interconnections originated from a fixed or a mobile network.

Greek telecommunications law provides that number portability had to be effective and operational by January 1, 2002. Fixed line operators must institutive number portability first, followed by mobile operators. The deadline for fixed operator number portability was January 1, 2003, but due to the lack of a competent body to implement the necessary procedures and handle the required data this deadline was not met. In March 2003, the NTPC issued a call for tender in order to establish such competent body. Fixed line number portability will be delayed until at least August 2003. Thus, it is unclear whether the initial deadline for mobile operator number portability of July 1, 2003 will apply.

In line with regulatory requirements, the numbering plan change, which increased the number of digits necessary to place a telephone call, was successfully implemented for fixed telephone numbers on November 3, 2002, and for mobile telephone numbers on January 19, 2003.

The new regulatory framework which is expected to be implemented in July 2003 will significantly redefine the various mobile telecommunications market segments in Greece. It is anticipated that this new regulatory framework will substantially reduce termination interconnection tariffs.

Success Rates. We regularly monitor congestion on our network as an indication of whether the network has sufficient capacity to meet the volume of traffic generated by our customers. During 2002, the total average of successfully completed calls was 97.8%. Failed calls arise in circumstances where access to the network is not available because all traffic channels are busy (“blocked calls”) or where the call cannot be completed or is involuntarily terminated (“dropped calls”). During 2002, we had, in yearly total, a blocked call rate of 0.88% and a dropped call rate of 0.83%, during the peak traffic hours. The dropped call rate depends on the performance of our network, as well as on the performance of the networks of the other providers with which we interconnect in the case of non-STET to STET calls.

The dramatic increase in 2002 in short message traffic also required capacity upgrades of the SMS servers. In December 2002, we implemented a new high capacity SMSC node.

In addition, prior to the summer 2002 tourist season we improved capacity in the areas of Greece frequented by tourists and expanded coverage of Greece’s waterways in order to accommodate holiday roaming traffic.

Other network accomplishments for the year 2002 include the modernization of our switching node hardware to gain more processing power and increase our network’s footprint and the introduction of new software releases.

Network Development Plan and Investments

We have developed our network telecommunications areas by building new BTSs and adding cells to existing BTSs. We initially focused on increasing capacity and improving coverage in Athens, Thessaloniki, Patra and the most populated Greek islands. We continue to add BTSs and, since 1997, microcells in order to ease congestion in certain parts of the network, particularly in Athens where the demand for mobile telecommunications services continues to increase.

We also continued to invest in our network infrastructure to improve its performance, to increase the percentage of revenues from foreign roamers, and to introduce value-added services based on new technological solutions, such as MMS. The growth in our customer base during 2002 required continued capital investments such as the expansion of network capacity and coverage, especially in dense, urban areas, and the installation of additional MSCs, BSCs and radio base stations (“RBS”).

During 2001 and 2002 we implemented Ericsson’s R8 and Siemens’s BR 5.5 software upgrades for the entire network, improved the network supervision through enhanced quality measurement tools and upgraded our network management to improve network quality and availability.

In early January 2003, we leased a Fixed Wireless Access (FWA) license from EUROPROM S.A., which enables us to provide fixed telephony services by using 25 GHz microwave links (LMDS) for the last-mile connection. We intend to deploy eight LMDS base stations to enable us to provide fixed telephony services to a minimum of 20% of the population by October 2003, as required by the terms of the license. By using the FWA license we will also provide end-to-end leased lines to business customers and to other operators, as well as BTS connectivity.

In 2003, we plan to deploy a 40km Fiber Optic ring network in Athens metropolitan area, which will improve the network quality and increase the transmission network capacity, especially due to UMTS deployment and the Olympic games. Additionally, we will continue to offer enhanced 2.5G offerings, such as multimedia messaging services (launched in August 2002), thereby improving our network capacity and optimizing our exploitation of such current technologies as GSM and GPRS.

More specifically, our network deployment strategy focuses on the expansion of the existing GSM network capacity and coverage area and minimum UMTS network deployment according to license requirements (in view of the current UMTS technology uncertainties and unclear uptake of high speed data services).

We are continuing to pursue a common GSM/UMTS site acquisition plan to provide alternatives on site availability and a more flexible UMTS rollout (depending also on market and competition developments).

We are currently in the process of deploying the first phase of our UMTS network rollout, which will be extended to the Athens metropolitan area. A soft launch is expected in the second half of 2003, with commercial availability of service by year-end 2003 in accordance with the UMTS license requirements.

Additionally, the business support systems such as billing and mediation platforms are being developed in order to support new 2.5G data services, their migration to 3G and also their compatibility with future UMTS services.

We estimate that our capital expenditure associated with the rollout of our UMTS network and our GSM 900/DCS 1800 network, including network equipment and related information, will be approximately €400 million through the end of 2005. We expect our funding requirements to be covered primarily by operational cash flows from our 2G/3G business.

Network Construction

We purchase approximately 100% of our GSM core network equipment (switching equipment, software and hardware) from Ericsson and all of our radio network equipment (BSCs, BTSs, operation support systems and cross-connect systems equipment), from Ericsson Hellas S.A. and from Siemens. Siemens also provides approximately 80.0% of our transmission equipment. Apart from these suppliers, we purchase our Short Messaging Service Center (SMS-C) for contract customers from CMG Wireless Data Solutions B.V. and for the prepaid customers from InterVoice BRITE Network Solutions. In addition, in December 2001, we entered into an agreement with Alcatel Hellas S.A. for the supply and installation of our ATM network deployment, as well as the relevant support therefor.

More specifically, we have purchased the majority of our network equipment (including 10 MSCs, 18 BSCs and 973 BTSs) from Ericsson and subsequently from Ericsson Hellas S.A. We have also purchased six BSCs and 155 BTSs, accounting for approximately 14.0% of our network from Italtel Società Italiana Telecommunicazioni S.p.A., or Italtel, and subsequently from Siemens.

We were party with Ericsson to a “Supply and Installation Agreement”. Pursuant to this arrangement, Ericsson supplied us with GSM network hardware and software and installed the hardware and software provided. All equipment provided by Ericsson had a warranty for twelve months after acceptance or 18 months after delivery for discoverable defects and for the term of their working life against any malfunction due to hardware or software design. In February 2000, we entered into an “Assignment and Assumption Agreement” with Ericsson and Ericsson Hellas S.A., whereby Ericsson assigned, conveyed and transferred to Ericsson Hellas S.A. all its rights and obligations arising out of or related to the “Supply and Installation Agreement”. In cooperation with Telecom Italia, we have negotiated a uniform pricing plan in connection with all products we purchase from Ericsson.

We were also party to a Supply Agreement for GSM equipment and associated software with Italtel, an affiliate of Siemens. All equipment provided by Italtel under this Supply Agreement had a warranty for twelve months after delivery for discoverable defects and for the term of their working life against any other malfunction. Italtel was a joint venture between Telecom Italia, an affiliate of ours, and Siemens. Effective November 1, 1999 and based on an agreement between Telecom Italia and Siemens, the activities of Italtel relating to the operation of radio systems, transport and mobile networks for telecommunications were transferred to Siemens while Telecom Italia took over the activities relating to fixed network, telephony, data and image systems. Consequently, Siemens assumed the control of Italtel Hellas S.A., a subsidiary of Italtel, primarily engaged in the assembling of GSM network equipment.

The network is connected primarily by a microwave transmission system, which we own, supplied by several vendors (including Siemens A.G., SIAE Microelettronica S.p.A for the microwave systems and Ericsson for the cross-connect network).

Maintenance of Network

We maintain a network management center in Athens capable of around-the-clock monitoring of the performance of the MSCs in Athens, Thessaloniki, Patra, Larissa and Kavala, our BSCs and BTSs, the microwave transmission links, value-added services and the leased lines provided by OTE. In addition, we maintain eight regional network management centers, which operate during working hours.

Our suppliers are obliged to provide spare parts for a period of ten years following the date of commercial acceptance of the relevant product. In addition, Ericsson Hellas S.A. and Siemens are obliged to provide us with relevant upgrades for the software and hardware supplied. Both Ericsson Hellas S.A. and Siemens warrant their equipment for twelve to eighteen months after the date of commercial acceptance of the relevant equipment and provide maintenance and training to our employees.

We also maintain support agreements with all other suppliers, mainly for the provision of second line corrective maintenance and card repair services. The preventive and corrective maintenance activities related to power systems, air-conditioning systems, as well as to antenna systems and metallic structures have been outsourced to Siemens.

Handsets and Accessories

We obtain our handsets from a variety of suppliers, including Sony Ericsson, Nokia, Siemens, Motorola, Samsung, Alcatel and Panasonic.

Competition

We are currently one of four operators licensed to provide mobile telecommunications services in Greece, and one of three operators licensed to provide national GSM services in the 900 Mhz frequency band and UMTS services in Greece.

Panafon-Vodafone, one of our principal competitors in the Greek GSM market, is a consortium that includes the Vodafone Group PLC, a UK mobile telecommunications company, and Intracom S.A., a Greek telecommunications equipment manufacturer. Our other main competitor in the Greek GSM market is Cellular Operating System of Mobile Telecommunications S.A., or Cosmote, a subsidiary of

OTE (the incumbent fixed-line telecommunications operator in Greece) in which Telenor B Invest A.S., a Norwegian telecommunications company also holds a 9.0% interest. Cosmote provides mobile telecommunications services mainly using DCS 1800 technology and commenced commercial services in July 1998.

We compete with Panafon-Vodafone principally on the basis of the price of services, the range of services offered and the quality of customer care. We offer a number of differentiated tariff packages and value-added services, such as Telestet OnLine services & Telestet WAP services, the “Personal Mobile Guide”, professional voice mail, real-time stock trading on the Athens Stock Exchange, “TELESTET Mobile Organizer”, “TELESTET Finder”, SMS location-based service, “Call Attempt Notifier”, GPRS services and Multimedia Messaging Services (MMS). Management believes that these value-added services and tariffs help increase customer recognition of both our own and the Telestet brand as a technological innovator and that they offer us a competitive advantage.

We compete with Cosmote principally on the basis of the price of services, the range of services offered and the quality of customer care. Management believes that Cosmote may be able to benefit from its relationship with its shareholders, including from the brand recognition associated with its principal shareholder OTE.

Additionally, after having been granted a DCS 1800 license in July 2001 by the Greek National Telecommunications and Postal Commission, or NTPC, Infoquest S.A., or Infoquest, a Greek information technology company launched its services under the brand name Q-Telecom, in June 2002, operating an MVNO-type business model using Panafon-Vodafone’s network.

Employees

As at December 31, 2002, we had 1,366 full-time equivalent employees, a 17.4% increase from December 31, 2001, including 292 in marketing and sales, 239 in operations, 361 in network development and operations, and 474 in information systems and customer service. Our employees are not covered by a collective bargaining agreement. We do not have a history of strikes or work stoppages and no material labor-related claims are pending. Management believes that relations with its employees are good.

Description of Property

We lease our headquarters in Athens and sales offices in Patra and Thessaloniki, and we own the buildings in which we have installed our MSCs in Athens (Philadelphia and Peristeri), Thessaloniki, Patra, Larissa, Kavala and Crete, as well as a building which functions both as a switching center and an office in the Attica area. We also lease substantially all of the sites where our mobile telecommunications network equipment is installed. As of December 31, 2002, we had 1,260 sites, which were leased for a term of nine years and automatically renewable thereafter for an additional three or nine years: three years is typical for urban sites and nine years for rural sites. In addition, we lease the premises of 30 Telestet Center retail stores throughout Greece. For a description of our equipment, see “Network and Facilities—Network Infrastructure” and “—Network Construction”.

Legal Proceedings

We are party to a number of significant pending legal proceedings discussed in Note 15(b) to the financial statements. We are also party to a number of other routine legal and administrative proceedings arising in the ordinary course of business.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read together with “Item 18. Financial Statements” and the notes thereto included elsewhere in this Form 20-F. The financial statements, and the related financial information set forth in this section, have been prepared in accordance with U.S. GAAP.

Overview

The following discussion and analysis of our financial condition and results of operations should be considered in light of the following specific factors:

Rapid Growth

Since we commenced our operations in 1993, we have experienced rapid customer and revenue growth. Our customer base grew by 17.7% in 2002, 29.8% in 2001 and 39.1% in 2000. Operating revenues in 2002 totaled €690,331, an increase of 31.8% compared to 2001. In 2001 and 2000, our operating revenues increased compared to the prior year by 0.7% and 17.0%, respectively. The changes in financial condition and results of operations between fiscal periods discussed below may not be indicative of future financial results.

The table below sets forth, for the periods indicated, selected customer data for our business.

	At or for the year ended December 31,

	2000	2001	2002

Customers at beginning of period	1,182,751	1,645,392	2,135,338
Total new activations	852,282	988,819	1,126,865
Total disconnections	(389,641)	(498,873)	(748,561)

Customers at end of period	1,645,392	2,135,338	2,513,642

Of which:
Contract customers	517,378	662,763	767,916
Prepaid customers	1,128,014	1,472,575	1,745,726
Customer growth (%)	39.1	29.8	17.7
Churn (%) (1)	27.6	26.7	32.8

(1)	Churn is calculated by dividing the total number of deactivations (including customers who deactivate and reactivate with us with a different number) for the year by the average number of customers for the year.

Customer growth in 2002 was the result of 273,151 net new prepaid customers as well as 105,153 net new contract customers. Total traffic minutes increased by 34.9% in 2002, as compared to 2001, reaching approximately 2,120 million minutes. The increase in average monthly minutes in 2002 versus 2001 was approximately 10.7% as a result of our strategy to focus on more profitable market segments that resulted in a higher proportion of high-value business customers in our contracts customer base.

Competition

We compete principally with Panafon-Vodafone, Cosmote and Infoquest. Competition for contract customers has and may continue to force us to take measures that raise our customer acquisition costs.

Customer Segmentation

Our strategy is to develop and reinforce customer segmentation by providing a broad range of focused and customized services and products aimed at attracting profitable customers, increasing efficient usage of our network, and maintaining customer loyalty. In connection therewith, we have introduced various differentiated tariff plans and our prepaid service. As a result of new tariff plans and the introduction of prepaid service, a significant number of our customers migrated to tariff plans that better suited their needs or to prepaid services.

Our revenues from telecommunications services are principally a function of the average number of customers, the pattern of usage of those customers and the tariffs we charge for our services. Continued customer and traffic volume growth will depend on a number of factors, including pricing and the availability of new services, as well as general economic conditions, the overall mix of our customers and the level of competition for obtaining new customers. Management expects that our revenues from telecommunications services will continue to grow as our customer base expands, and it is likely that, as the portion of high-end, high-yielding business and residential customers in our total customer base continues to grow, the average monthly minutes of use per customer will continue to increase.

Interconnection Fees

Since we commenced our operations in 1993, we have been obliged to pay an interconnection fee to OTE to enable our customers to initiate calls to and through OTE’s fixed line network. On January 22, 2002, following the settlement of a dispute regarding interconnection fees with OTE, we, together with Panafon-Vodafone and Cosmote, entered into an agreement with OTE that addressed all outstanding issues. In particular, according to the agreement, the mobile to fixed interconnection tariffs would be in accordance with NTPC decisions. The fixed to mobile interconnection tariffs were agreed at €0.27 per minute for the year 2002, which includes a €0.05 per minute margin for OTE. The parties also agreed to withdraw all their legal claims pending before the courts regarding the fixed to mobile interconnection differences. On March 15, 2002, the NTPC handed down a decision, which declared that Panafon-Vodafone and Cosmote had significant market power in the mobile market. In response to this decision, on May 15, 2002 we reduced our fixed to mobile interconnection tariff from €0.27 to €0.25 per minute. On August 1, 2002, we set the fixed to mobile interconnection tariff from €0.25 to €0.23 per minute, with a minimum call duration of sixty seconds per call. We apply the same fixed to mobile interconnection rates to all new alternative carriers of fixed telephony that have an interconnection agreement with us.

In addition, in January 2002 in accordance with regulations of the NTPC, mobile telecommunications operators in Greece moved from a “bill and keep” interconnection regime (wherein the operator of the network in which the call is initiated is entitled to retain the entire amount charged for the call) to an interconnection regime whereby mobile operators charge other mobile operators for calls terminating on their network. Accordingly, our airtime revenues, as well as operating costs increased during the period.

Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

The consolidated accounts previously issued in Greek drachma have been restated using the euro as the reporting currency. The conversion rate effective on December 31, 2002 was the rate of drachmas 340.750 per 1.00 euro. The financial statements as reported in euro depict the same trends as would have been presented if the Company had continued to present financial statements in drachma. Certain reclassifications have been made to the presentation of the 2000 and 2001 consolidated financial statements to conform to those of 2002.

Operating Revenues

Our operating revenues consist of revenues from telecommunications services and sales of handsets and accessories. Our revenues from telecommunications services consist primarily of monthly service fees and airtime revenues. Airtime revenues include revenues from outgoing calls, incoming calls from OTE’s fixed line network, sales of prepaid airtime cards (including the prepaid airtime), incoming calls from other mobile operator’s networks, roaming revenues from calls made by customers of international GSM network operators while traveling in Greece and calls made or received by our customers outside Greece using another GSM network.

We also derive operating revenues from sales of handsets and accessories. We sell handsets and accessories to our independent distributors at cost, for on-sale to our contract customers, and directly to our contract customers at a discount to cost through our direct sales force and at our directly owned Telestet Center retail stores. Our independent distributors also acquire handsets from other sources for sale to our contract customers. In addition, since a portion of the retail price of the prepaid package is included in revenues from telecommunications services, revenues attributable to handsets included in prepaid packages are lower than the cost of such handsets to us. We sold 132,313 handsets directly to contract customers and to master dealers in 2002, 111,843 in 2001 and 99,890 in 2000 respectively, which corresponded to approximately 35.8%, 29.0%, and 32.8% of gross contract customer additions in 2002, 2001 and 2000, respectively.

The table below sets forth, for the periods indicated, each major component of total operating revenues.

	Year ended December 31,

	2000	2001	2002

	€	€	€
	(in thousands)
Operating revenues:
Monthly service fees	64,796	61,316	80,034
Airtime revenues:
Outgoing calls	91,794	103,930	136,184
Incoming calls from OTE’s fixed line network	160,554	152,263	167,932
Incoming calls from other mobile operators’ networks	—	—	64,556
Prepaid airtime cards(1)	103,401	121,051	140,269
Roaming revenues from our customers	9,702	11,211	12,512
Roaming revenues from customers of international GSM network operators	26,744	29,392	30,187

Total airtime revenues	392,195	417,847	551,640

Data communications	15,865	24,170	32,008
Other(2)	5,105	1,468	2,771

Total revenues from telecommunications services	477,961	504,801	666,453

Revenues from the sales of handsets and accessories	41,934	18,956	23,878

Total operating revenues	519,895	523,757	690,331

(1)	Includes revenues from the sale of prepaid airtime renewal cards and prepaid airtime, net of discounts allowed, included in prepaid packages used as of the end of the period.

(2)	Includes connection fees associated with certain value-added services, including data transmission services.

Total operating revenues increased by 31.8% in 2002, as compared to 2001. This was primarily a result of the combined effect of a 32.0% increase in revenues from telecommunication services, including the introduction of mobile-to-mobile interconnection payments in January 2002 and increased revenues from outgoing traffic partially as a result of a higher portion of high-yielding customers in our customer base, and a 26.0% increase in revenues from the sales of handsets and accessories.

Total operating revenues increased marginally by 0.7% in 2001, as compared to 2000, and 16.9% in 2000, as compared to 1999. The growth in operating revenues in 2001 was the combined effect of a 5.6% increase in revenues from telecommunication services and a 54.8% decrease in revenues from the sales of handsets and accessories, resulting from a change in our policy to focus on prepaid SIM cards sales rather than prepaid packages with handsets. This new policy introduced in 2001 was also reflected in the significant reduction of the ‘cost of equipment sales’ which decreased by 41.1% in 2001, as compared to 2000.

The growth in operating revenues in 2000 resulted primarily from increase in revenues from telecommunications services of 15.0% in the year. The increase in revenues from telecommunications services in 2001 and 2000 was primarily due to sustained customer and traffic growth and increased roaming revenues.

The number of our customers increased by 17.7%, 29.8%, and 39.1% in 2002, 2001 and 2000, respectively, resulting in 2,513,642 customers at the end of 2002, compared to 2,135,338 and 1,645,392 and 1,182,751 customers at the end of 2001 and 2000, respectively.

Monthly service fees increased by 30.5% in 2002 as compared to 2001, decreased by 5.4% in 2001, as compared to 2000, and decreased by 23.3% in 2000 as compared to 1999. The increase in monthly services fees in 2002 was primarily due to the further contribution of bundled-minutes based customers to the growth of our customer base. The decreases in monthly service fees in 2001 and in 2000 were primarily due to the further contribution of prepaid customers to the growth of our customer base and price decreases. Total airtime revenues increased by 32.0% in 2002 compared to 2001 and 6.5% in 2001, as compared to 2000, and by 23.2%, as compared to 1999. Revenues from outgoing calls (which exclude prepaid airtime card revenues) increased by 31.0% in 2002 compared to 2001, and by 13.2% in 2001, as compared to 2000, and decreased by 1.2% in 2000, as compared to 1999. The increase in 2002 was primarily due to a growing contracts customer base and an increase in outgoing traffic of contract customers. Revenue from prepaid airtime cards (including the prepaid airtime included in prepaid packages when purchased) was €140.3 million in 2002 increasing by 15.9%, as compared to 2001. If revenue from prepaid airtime cards which relates solely to outgoing calls is included with the airtime revenues from outgoing calls, the percentage increase in 2002, compared to 2001, amounts 22.3% and in 2001, compared to 2000, amounts to 15.3%.

Revenues from incoming calls from OTE’s fixed line network increased by 10.3% in 2002, compared to 2001, due to increased effective tariff.

As a result of the introduction of mobile-to-mobile interconnection payments between mobile operators in January 2002, revenues from incoming calls from other mobile operators were €64.6 million in 2002.

More specifically, the interconnection fee rate for incoming calls from Panafon-Vodafone and Cosmote were €0.10 per minute for the period from January 1, 2002 to June 30, 2002, €0.16 per minute for the period from July 1, 2002 to September 30, 2002 and €0.18 per minute for the period from October 1, 2002 to December 31, 2002. The interconnection rate for incoming calls from Q-Telecom was €0.18 per minute for the period from June 19, 2002 to June 30, 2002, €0.16 per minute for the period from July 1, 2002 to September 30, 2002 and €0.18 per minute for the period from October 1, 2002 to December 31, 2002.

Total roaming revenues increased by 5.2% in 2002, as compared to 2001, and increased by 11.4% in 2001, as compared to 2000. Roaming revenues from customers of other operators traveling in Greece increased by 2.7% in 2002, as compared to 2001, and increased by 9.9% in 2001, as compared to 2000. Roaming revenues generated by our customers traveling outside Greece increased by 11.6% in 2002, as compared to 2001, and increased by 15.5% in 2001, as compared to 2000. We impose a surcharge of 20.0% of the amount charged by a GSM network operator in another country to our customers using the services of that operator.

Revenues from the sales of handsets and accessories increased by 26.0% in 2002, as compared to 2001, and decreased by 54.8% in 2001, as compared to 2000. The decrease in 2001 was due to a change in our policy to focus on prepaid SIM cards sales rather than prepaid packages with handsets.

Cost of Sales and Services Provided

Cost of sales and services provided consists of cost of services provided and cost of handsets and accessories. Cost of services provided consists primarily of interconnection charges payable to OTE, interconnection charges payable to other mobile operators, payroll costs associated with the expansion of the network, leased line charges payable to OTE, roaming charges payable to international GSM network operators for use of their networks, and depreciation of the cost of our GSM network related equipment. Cost of handsets and accessories also includes the cost of packaging and certain promotional materials associated with sales of handsets.

The table below sets forth, for the periods indicated, our total cost of services provided broken down by major components and expressed as a percentage of total operating revenues from telecommunication services.

	Year ended December 31,

	2000		2001		2002

	€	%	€	%	€	%

		(in thousands, except percentages)
Cost of services provided:
Interconnection charges payable to OTE	45,392	9.5	44,748	8.9	37,058	5.6
Interconnection charges payable to other mobile operators	—	—	—	—	62,186	9.3
Roaming charges from international GSM network operators	10,876	2.3	11,536	2.3	13,634	2.0
Depreciation of network equipment (1)	42,307	8.8	61,277	12.1	53,881	8.1
Leased line charges payable to OTE	4,023	0.8	6,258	1.2	3,305	0.5
Payroll	8,700	1.8	12,307	2.4	12,242	1.8
Other (2)	10,800	2.3	13,971	2.8	17,271	2.6

Total cost of services provided	122,098	25.5	150,097	29.7	199,577	29.9

(1)	Includes depreciation of computer software and hardware related to our GSM network and the buildings in which this equipment is located.

(2)	Includes the cost of utilities providing electrical power to, and fuel needed for the operation of, our BTS sites and the cost of purchasing SIM cards.

Interconnection charges payable to OTE decreased by 17.2% in 2002, as compared to 2001, and decreased by 1.4% in 2001, as compared to 2000. As a percentage of total revenues from telecommunications services, these interconnection charges were 5.6% in 2002, as compared with 8.9% in 2001 and 9.5% in 2000. The decrease of interconnection charges in 2002 and 2001 primarily reflects the rerouting of international traffic through alternative carriers.

As a result of the introduction of mobile-to-mobile interconnection payments between mobile operators in January 2002, interconnection charges payable to other mobile operators were €62.2 million in 2002.

More specifically, our interconnection agreements with Panafon-Vodafone and Cosmote provided that charges for calls between our network and each of Panafon-Vodafone’s network and Cosmote’s network are accounted on a “bill-and-keep” basis (i.e., the operator of the network in which the call is initiated is entitled to retain the entire amount charged for the call). On November 30, 2001, we signed an amendment to the interconnection agreements with Panafon-Vodafone and Cosmote introducing new interconnection fees between the two parties for the use of their network, effective January 1, 2002. The interconnection fees for the termination to Panafon-Vodafone and Cosmote networks were €0.10 per minute for the period from January 1, 2002 to June 30, 2002, €0.16 per minute for the period from July 1, 2002 to September 30, 2002 and €0.18 per minute for the period from October 1, 2002 to December 31, 2002. The interconnection fee for the termination to Q-Telecom’s network was €0.25 per minute for the period from June 19, 2002 to December 31, 2002.

Roaming charges payable to other operators remained basically consistent as a percentage of total revenues from telecommunications services at 2.0% in 2002, as compared to 2.3% in 2001 and 2000.

Depreciation as a component of cost of services provided decreased by 12.1% in 2002, as compared to 2001, mainly as a result of the reassessment of our allocation of telecommunication systems and equipment between cost of services provided and selling, general and administrative related assets. Depreciation of network equipment increased by 44.8% in 2001, as compared to 2000, and increased by 44.2% in 2000, as compared to 1999, in each case reflecting the continued build-out of our GSM network during these periods. As a percentage of total revenues from telecommunications services, depreciation charges decreased to 4.1% in 2002, from 12.1% in 2001, and 8.8% in 2000.

Leased line charges payable to OTE decreased by 47.2% in 2002, as compared to 2001, due to credit notes received by OTE following the determination of a dispute in January 2002, regarding interconnection fees with OTE and a settlement agreement with OTE thereof that addressed all pending issues. Leased line charges payable to OTE increased by 55.6% in 2001, as compared to 2000, reflecting the substantial growth in traffic volume as a result of our increased customer base.

Cost of sales of handsets and accessories increased by 17.4% in 2002 to €53,174,740 due to increased sales of handsets and accessories versus the previous year. Cost of handsets and accessories decreased by 41.1% to €45,295,338 in 2001, compared to a 39.6% increased in 2000 to €76,953,817. The decrease in

2001 was primarily due to a change in our policy to focus on prepaid SIM cards sales rather than prepaid packages with handsets. The increase in cost of handsets and accessories in 2000 reflected the increased number of prepaid customers during the year, as well as the increase in sales of handsets to existing customers.

Gross Profit

Gross profit was €437,579,213, €328,364,989 and, €320,843,034 in 2002, 2001 and 2000 respectively. Our gross margin (gross profit as a percentage of operating revenues) was 63.4% in 2002, 62.7% in 2001 and, 61.7% in 2000. The increase in gross margin from 2001 to 2002 was primarily due to the decrease of leased lines costs and the interconnection charges from OTE. The increase in gross margin from 2000 to 2001 was primarily due to a change in our policy to focus on prepaid SIM cards sales rather than prepaid packages with handsets, which resulted in a significant reduction of the cost of sales of equipment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of:

•	Commissions and other payments payable to our master dealers;

•	Management fees payable to TIM and/or its affiliates, for technical and other expertise provided to us;

•	Advertising expenses, including marketing expenses relating to billboards, television and other media and marketing expenses incurred with our independent distributors;

•	Payroll expenses not associated with our network;

•	Depreciation and amortization, including depreciation of intangible assets such as software and fixed assets other than those associated with GSM network equipment and amortization of the GSM licenses on a straight line basis over the term of the licenses; and

•	Repair and maintenance expenses associated with our GSM network.

The table below sets forth, for the periods indicated, our selling, general and administrative expenses broken down by major components and expressed as a percentage of total operating revenues.

	Year ended December 31,

	2000		2001		2002

	€	%	€	%	€	%

		(in thousands, except percentages)
Selling, general and administrative expenses:
Commissions to dealers	95,721	18.4	79,143	15.1	102,106	14.8
Management fees	17,995	3.5	14,698	2.8	14,021	2.0
Advertising expenses	14,986	2.9	15,576	3.0	13,024	1.9
Payroll expenses	22,308	4.3	24,898	4.8	30,980	4.5
Depreciation and amortization	23,459	4.5	27,029	5.2	42,648	6.2
Repair and maintenance expenses	20,724	4.0	25,687	4.9	30,182	4.4
Other (1)	46,368	8.9	47,922	9.1	65,279	9.5

Total selling, general and administrative expenses	241,561	46.5	234,953	44.9	298,240	43.2

(1)	Includes fees paid to consultants, legal advisers and other third parties, provision for litigation and claims, utilities and lease payments other than those associated with our GSM network equipment, and other administrative expenses.

Commissions to dealers consist of commissions and other payments to our independent distributors, including our contribution to cooperative advertising with our independent distributors. Commissions and other payments to our independent distributors increased by 29.0% in 2002, as compared to 2001, and decreased by 17.3% in 2001, as compared to 2000. The increase in 2002 was primarily due to higher average activation payments per additional contract customer mainly on the bundled-minutes based packages that resulted in increased billed revenues, therefore leading to increased commissions on absolute terms. The decrease in 2001 was primarily due to lower average activation payments per additional contract customer and lower growth in our contract customer base. Commission to dealers as a percentage of total operating revenues decreased to 14.8% in 2002, as compared to 2001, mainly as a result of greater proportional increase in revenues versus commissions to dealers, a higher portion of new activations made through our direct distribution channel resulting in inherently lower commissions, as well as a greater proportion of prepaid new activations — with lower acquisition and commission related costs — on the total new activations. Commission to dealers as a percentage of total operating revenues decreased to 15.1% in 2001, primarily due to lower average activation payments per additional contract customer.

Management fees decreased by 4.6% in 2002, as compared to 2001, and by 18.3% in 2001, as compared to 2000. The decrease of management fees in 2002 and 2001 is the result of a decrease in the management fee rate. More specifically, since January 1, 2000, we paid 2.6% and 0.9% of total revenues (net of VAT and other indirect taxes and according our statutory accounts) to TIM and/or its affiliates and Verizon and/or its affiliates, respectively. Effective January 1, 2001 the above rates were reduced to 2.24% and 0.76% respectively. In addition, the management fee to Verizon and/or its affiliates was reduced to zero in October 2001 as a consequence of the decrease in its ownership of Stet Hellas to below 20.0% after the completion of the rights issue and subsequently since August 2, 2002, when TIM acquired Verizon’s stake on STET Hellas, the management fee rate to TIM remained at 2.24%. See Note 9 to the financial statements.

Advertising expenses decreased by 16.4% in 2002, as compared to 2001, and by 3.9% in 2001, as compared to 2000 as a result of our efforts to reduce such costs based on business needs.

Payroll expenses increased by 24.4% in 2002, as compared to 2001, and by 11.6% in 2001, as compared to 2000. These increases were both due to increases in the total number of our employees associated with the expansion of our business.

Depreciation and amortization increased by 57.8% in 2002, as compared to 2001, mainly as a result of the reassessment of our allocation of telecommunication systems and equipment between cost of services and selling, general and administrative related assets. Depreciation and amortization increased by 15.2% in 2001, as compared to 2000, mainly as a result of the continued increase in our assets. The €26 million cost of the DCS 1800 license is amortized on a straight-line basis over the fifteen term of the license. The UMTS license, which was granted to us in August 2001 for a concession fee of €147 million, was recorded in our consolidated financial statements as follows:

•	€103 million, representing the first part of the concession fee of the license paid during 2001;

•	€35 million, representing the present value of the future installments of €44 million. For the computation of this amount we used the incremental borrowing rate of 5.0%. This amount is recorded as long-term liability.

•	€2.3 million, representing the interest expense of the period from the acquisition of the license and up to December 31, 2002, which was capitalized. This amount is recorded as long-term liability.

We will continue to capitalize the interest expense against the long-term liability for the period that the UMTS license will be out of commercial operation. The UMTS license will begin to be amortized when we use the license for commercial operation, which in accordance with the UMTS license requirements is expected by year-end 2003.

Repair and maintenance expenses increased by 17.5% in 2002, as compared to 2001, and by 23.9% in 2001, as compared to 2000, principally reflecting our network expansion.

Other expenses increased by 36.2% in 2002, as compared to 2001, and by 3.4% in 2001, as compared to 2000, mainly as a result of increased provision for litigations and claims.

Interest and Other Financial Expense, Net

Interest and other financial expense, net, consists of interest charged on our borrowings principally incurred to finance our network construction, interest earned on bank deposits, foreign exchange gains and losses associated with borrowings denominated in currencies other than the euro and gains and losses on forward foreign exchange contracts we entered into to hedge our exposure to foreign exchange rate fluctuations associated with these borrowings.

The table below sets forth, for the periods indicated, interest and other financial expense, net.

	Year ended December 31,

	2000	2001	2002

	€	€	€
	(in thousands)
Interest and other financial expense, net:
Interest expense, net	(15,703)	(16,637)	(15,076)
Losses on forward exchange contracts, net	(3,863)	—	—
Foreign exchange gains (losses), net	(2,679)	(336)	605
Other(1)	1,376	336	—

Total interest and other financial expense, net	(20,869)	(16,637)	(14,471)

(1)	Includes gains and losses from the sale of certain fixed assets.

Interest and other financial expense, net, decreased by 13.0% in 2002, as compared to 2001, and decreased by 20.3% in 2001, as compared to 2000. These decreases principally relate to the reduction in foreign exchange differences and the decrease in interest expense.

Interest expense, net, decreased by 9.4% in 2002, as compared to 2001, and increased by 5.9% in 2001, as compared to 2000. We have benefited from guarantees of our long-term debt, as well as short-term working capital facilities, by Telecom Italia, for which we paid a fee of €229,577 and €219,344 in 2001 and 2000, respectively. We did not pay a fee in connection with the guarantees to Telecom Italia in 2002. Management believes that it can obtain financing without a guarantee from Telecom Italia, although such financing may not be on terms as favorable as those obtained with a Telecom Italia guarantee.

Our operating revenues are denominated in euro. Prior to 1999, a significant portion of our bank borrowings was denominated in U.S. dollars. Prior to July 2000, when the central parity rate for the drachma was announced, we had entered into forward exchange contracts to hedge our exposure to foreign exchange rate fluctuations associated with the principal amount of these borrowings and foreign currency denominated capital expenditure. Since forward exchange contracts had not been available for the entire term of our foreign currency denominated loans, we had entered into shorter-term forward exchange contracts that we regularly renewed. When the GRD entered the EMU at the rate of 340.750 per 1.00 euro, all euro loans were revalued using the locking rate and therefore not affected by fluctuations of exchange rate after this date. Due to fluctuations in exchange rates during 2000, we recognized gains and losses on such forward exchange contracts. Forward exchange contracts are marked to market, with any resulting gains or losses being reflected in the consolidated statements of operations. See “Item 11. Quantitative and Quantitative Disclosures about Market Risks”.

At December 31, 2002, we had no outstanding forward exchange contracts. Throughout 2002, and more specifically as of December 31, 2002, we had no non-euro foreign currency denominated debt obligations and thus had not entered into any forward foreign exchange or other foreign exchange derivative hedging transactions. All debt was denominated in euro and thus was not subject to foreign exchange rate risk.

Our foreign exchange gains (losses), net, and gains (losses) on forward exchange contracts, net, aggregated a gain of €604,851 in 2002, compared to losses of €336,252 in 2001 and €6,541,520 in 2000. The foreign exchange gain in 2002 was mainly due to fluctuations of the dollar and pounds sterling, the foreign currency in which some of our suppliers’ contracts were principally denominated, against the euro. The foreign exchange loss in 2001 was mainly due to fluctuations of the dollar and pounds sterling, the currency in which some of our suppliers’ contracts were principally denominated, against the euro. The foreign exchange losses in 2000 mainly reflected fluctuations of the dollar, the foreign currency in which our long-term debt was principally denominated, against the Greek drachma, as well as of the euro against the Greek drachma.

Income Tax (Provision) Benefit

In 2002, we recorded an income tax provision of €43,348,943, a 23.0% increase from €35,241,149 in 2001. In 2000, we recorded an income tax provision of €25,611,304. The increases reflect an increase in income before income taxes. As a percentage of income before income taxes, however, the provision for income taxes in 2002, 2001 and 2000 was 36.2%, 49.6% and 49.0%, respectively. These rates primarily reflected the non-deductibility for tax purposes of certain expenses as well as the partial deductibility of the management fees paid to TIM and/or its affiliates. See Note 11 to the financial statements. Management believes this treatment of the income tax provision is reasonable based on the experience of the tax audits for the years up to 2000. The tax benefit of the merger with Telepolis, which was completed in December 2002, and the Greek labor law that provides tax benefits to companies for personnel increases, have been taken into consideration for this provision in 2002.

Liquidity and Capital Resources

Our liquidity requirements arise primarily from the need to fund capital expenditures for the expansion of our operations and for working capital requirements. To date, these requirements have been funded largely through bank borrowings and capital contributions from our existing shareholders, as well as from operating cash flows. We expect to continue to incur additional capital expenditures in order to expand and improve the quality of our network, although management believes that the large majority of these requirements will be met by cash flow from operations.

Our results of operations, and subsequently our cash flows from our operations, are subject to risks and uncertainties. The following discussion should be read in conjunction with the section entitled “Risk Factors.”

Liquidity

The table below sets forth, for the periods indicated certain information about our cash flows.

	Year ended December 31,

	2000	2001	2002

	€	€	€
		(in thousands)
Cash and cash equivalents at beginning of period	5,000	7,155	29,614
Cash from operating activities	120,905	133,007	193,370
Cash used in investing activities	(177,312)	(261,632)	(105,302)
Cash from financing activities	58,562	151,084	(82,101)

Cash and cash equivalents at end of period	7,155	29,614	35,581

Cash from operating activities increased by 45.4% in 2002, as compared to 2001, primarily reflecting the increase in net income and non-cash provision for commitments and contingencies. Cash from operating activities increased by 10.0% in 2001, as compared to 2000, primarily reflecting the increase in net income and depreciation and amortization.

Cash used in investing activities, consisting of capital expenditures and license payments, decreased by 59.8% in 2002, as compared to 2001 and increased by 47.6% in 2001, as compared to 2000. Capital expenditures related investments reflect each year the continuing build-out and further selective development of our GSM network. The large variance between 2002 and 2001 cash used in investing activities is attributable to the acquisition in 2001 of the DCS 1800 and UMTS licenses.

In 2002, cash from financing activities decreased by 154.3%, as compared to 2001, reflecting lower borrowing need and the repayment of short-term debt, due to higher cash generated by operating activities and lower cash outflows for capital expenditures. In 2001, cash from financing activities increased by 158.0%, as compared to 2000, reflecting additional borrowing for the increase in fixed assets and the acquisition of the DCS 1800 and UMTS licenses.

Capital Resources

As of December 31, 2002, we were a party to two separate long-term loan agreements provided by the European Investment Bank of Luxembourg, each supported either by a direct guarantee or a counter-guarantee from Telecom Italia, under which we currently have outstanding borrowings denominated in euro. Each guarantee provides a full and unconditional guarantee of our obligations under the respective loans until such time as those obligations have been discharged. In addition, we were a party to a long-term syndicated loan agreement arranged by ABN AMRO Finance (UK) Limited, in euro. As of December 31, 2002, an aggregate of €222.1 million was outstanding under these facilities. See Note 8 to the financial statements.

In December 2001, we entered into an agreement with Telecom Italia for a five year fixed rate credit facility in an aggregate principal amount of €60 million. See Note 9 to the financial statements.

In addition, our short-term borrowings consist of drawdowns under various lines of credit we maintain with several banks. Furthermore, in 2002, a short-term financing facility from TIM International N.V. for an amount of €100.0 million, was made available to us. The aggregate amount of available lines of credit was €211.2 million and €119.6 million at December 31, 2002 and 2001 respectively, of which approximately €211.2 million and €57.1 million were unused as of the above dates.

We believe that our operating cash flow is sufficient for our present requirements and commitments. However, the actual amount of our financing requirements will depend on a number of factors, many of which are beyond our control.

Contractual Commitments

The following table sets out our contractual obligations as at December 31, 2002.

	Payments due by period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

			€ in thousands
Long-term debt	282,067	—	182,067	100,000	—
Capital lease obligations	4,751	4,414	337	—	—
Operating leases	144,066	16,464	47,245	28,621	51,736
Purchase obligations	37,633	27,604	9,223	806	—
Other long-term liabilities reflected on our balance sheet under GAAP(1)	44,021	—	29,347	14,674	—

Total contractual obligations	512,538	48,482	268,219	144,101	51,736

(1)	Other contractual obligations relate to UMTS future payments.

Off Balance Sheet Arrangements

We do not engage in off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of our significant account policies, the following may involve a higher degree of judgment and complexity.

•	Recognition of Revenues: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through our retail outlets), while revenues from the sale of prepaid airtime cards and the prepaid airtime, net of discounts allowed, included in our prepaid GSM service packages are recognized based on usage.

We recognize revenues from telecommunications services when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

•	Concentration of credit risk and allowance for doubtful accounts: Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances. We maintain an allowance for doubtful accounts for estimated losses relating from the inability of our subscribers to make required payments. Our calculation is based on actual historical data of suspended and cancelled subscribers, the reactivation rate of suspended subscribers and the collectability rate of cancelled subscribers.

•	Impairment: Our long-lived assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the impairment or disposal of long-lived assets” which we adopted effective January 1, 2002. Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in business or technology indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount (if any) by which the carrying value of the asset exceeds its fair value. Prior to January 1, 2002, we assessed the impairment of long-lived assets under SFAS No. 121, “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of”.

•	Legal Contingencies: We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. See Note 15 of the Notes to the Consolidated Financial Statements for a description of our material legal proceedings.

•	Accounting for Income Tax: Significant judgment is required in determining our income tax provision. In the ordinary course of business there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of the potential tax treatment of management fees paid to related parties, the process of identifying items of revenue and expense that qualify for preferential tax treatment and potential tax audits. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. Any increase in the valuation allowance could have a material adverse impact on our income tax provision and net income in the period in which such determination is made.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 addresses the accounting for legal obligations arising from the retirement of all tangible long-lived assets. The statement requires a company to recognize a liability associated with a legal obligation to retire or remove any tangible long-lived assets. The obligation to incur costs in the future to either retire or dismantle long-lived assets initially is measured at fair value and is recognized at the time the obligation is incurred (upfront or ratable over the life of the asset). Upon initial recognition of the liability, an entity would capitalize that cost as part of the cost of the related long-lived assets and depreciate that capitalized cost over the asset’s useful life. The statement is effective for fiscal years beginning after June 15, 2002. We do not believe the adoption of SFAS No. 143 will have a material effect on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections”, which is effective for fiscal years beginning after May 15, 2002. This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item. Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” will now be used to classify those gains and losses. This Statement also amends FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. We do not believe the adoption of SFAS No. 145 will have a material effect on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when a company commits to a restructuring plan. SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. We will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS No. 146 could result in us recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other”. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are affective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN No. 45 is not expected to have a significant effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for our fiscal year 2002. We intend to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25 and do not expect SFAS No. 148 to have a material effect on our financial position or results of operations. Refer to the “Stock Based Compensation” section of Note 2 and Note 21 for disclosures related to stock based compensation.

Item 6.	Directors, Senior Management and Employees

Board of Directors and Senior Management

We are administered by our Board of Directors which is responsible for our management and administration.

Directors

The members of our Board of Directors have been elected by virtue of a resolution of the General Assembly of our Shareholders dated July 31, 2002, for a three year term, ending July 30, 2005. By virtue of the resolution of the Extraordinary General Meeting of our shareholders dated December 16, 2002, Mr. Attilio Achler, Mrs. Elisabetta Ripa and Mr. Stefano Rossi succeeded Mr. Giovanni Fiorillo, Mr. Giuseppe Sala and Mr. Giancarlo Ferrero respectively, for the remainder of the term of office ending on July 30, 2005.

As of April 30, 2003, the members of the Board of Directors were the following:

Name	Member of the Board of Directors since	Function

Stylianos Argyros	March 1999	Chairman
Nikolaos Varsakis	February 2001	Managing Director
Attilio Achler	December 2002	Member
Giuseppe Roberto Opilio	July 2002	Member
Roberto Pellegrini	June 2001	Member
Elisabetta Ripa	December 2002	Member
Stefano Rossi	December 2002	Member

Stylianos Argyros. Chairman of the Board of Directors, has a broad range of business experience and has held high administrative posts in Greece as well as abroad. He is also Chairman of the Board and C.E.O. of Preveza Mills S.A. and serves on the Boards of Delta Holding S.A., Silver and Baryte Mining Company, P.G. Nikas S.A., Aspis Bank and Ktimatologio S.A. He was President and Chairman of the Board of the Federation of Greek Industries (1988-1994) and a member of the European Parliament (1994-1999). Mr. Argyros holds a B.S. from Amherst college and an M.S. and Doctor of Science from M.I.T.

Nikolaos Varsakis. Managing Director and Chief Executive Officer, joined us with a vast experience in the telecommunications market. He began his career at the Philips Group, where he held a series of managerial positions internationally. In 1993, he co-founded Radio Korassidis Telecom and became the Managing Director. Prior to joining us, he held the position of general manager at Radio Korassidis Microcenter. Mr. Varsakis holds a B.A. from University of La Verne and an M.B.A. from the University of South California.

Attilio Achler. Member of the Board of Directors. Mr. Achler joined SIP (Societa’ Italiana per 1’ Esercizio delle Telecomnuicazioni p.a.) in 1971 where he assumed various positions in the areas of Transmission, Network, National Public Network/Radio Systems. In 1992, following company reorganization, he became responsible for the GSM Radio Network of the Mobile Telecommunication Services division, and in 1994, Mr. Achler assumed the responsibility of the Mobile Services/Network Administration division of Telecom Italia. A year later, he joined Telecom Italia Mobile with responsibility for the Network Administration division. He is currently responsible for the Network department. Mr Achler holds a bachelor’s degree in Engineering.

Giuseppe Roberto Opilio. Member of the Board of Directors. Mr. Opilio joined Telecom Italia Mobile in 1999, with 16 years of working experience with companies such as Parfina Group, Gepi Group S.p.A. American Society for Quality Control and Galgano Group Consulting and Management Training Company. Upon joining TIM, he assumed the position of Vice President in Human Resources and Organizational Development, and a year later he was also assigned the International Human Resources Organizational Development department. Since 2001, he holds the position of HR Executive Vice President for the TIM Group. Mr. Opilio holds a degree in Chemical Engineering from the University of Rome.

Roberto Pellegrini. Member of the Board of Directors. Mr. Pellegrini joined Telecom Italia Mobile in 1998 as Marketing and Sales Director. He began his career with IBM and Amdahl in marketing and sales. In 1991 he was appointed General Director of GOAL SYSTEMS and in 1992 he was appointed Managing Director for Italy of the Legent Software Company and subsequently became Vice President for Southern Europe. In 1995, he joined Telecom Italia as a commercial director in the division of Mobile Services, and in July 1995, Mr. Pellegrini joined Telecom Italia Mobile with responsibility for the division of Commecialization and Operating Marketing. In 1998, he became commercial director adding to his area of responsibility the Marketing, Advertising and Product Promotion divisions. Since 1999 he is the director of the Business department. Mr. Pellegrini holds a B.S. in Electrical Engineering.

Elisabetta Ripa. Member of the Board of Directors. Ms. Ripa joined Telecom Italia Mobile in 1995 in the department of Planning, Strategic Marketing and International Affairs, with eight years of industry experience in companies such as L.D.M. S.r.l., Promomedia Italia S.a.s, SIP and Telesoft America. A year after joining TIM, she became a member of the staff of the General Director with the responsibility for the Action Planning and Control division, Management Europe division (International Affairs) and International Management division (Planning and Control). In 2001, she reported directly to the Managing Director in the role of Head of Staff, and in August 2002 she also assumed the responsibility of the Mobile Business Development division. Mrs. Ripa holds a B.S. in Finance and Commerce.

Stefano Rossi. Member of the Board of Directors. Mr. Rossi joined SIP’s legal department with many years of experience as an internal corporate attorney. In 1995 he moved to the International Legal Affairs department of STET S.p.A., the former holding company of Telecom Italia, where he participated in close interaction with the International Department to develop major cross border ventures with the Group. From 1997 to 2000 he served as Legal Project Manager in STET International assisting and cooperating with TIM and Telecom Italia in several international projects in the Mediterranean Basin and Latin America. In 2000, Mr. Rossi was appointed Vice President of Subsidiaries’ Corporate Affairs of TIM.

Executive Officers

In 2002, we completed the restructuring of our management, creating a chief officer level to which executive directors of related divisions report. These chief officers report directly to our Chief Executive Officer. The table below sets forth our executive officers as of April 30, 2003:

Name	Position

Nikolaos Varsakis	Chief Executive Officer (since February 28, 2001)
Rugerro Caterini	Chief Financial Officer (since September 1, 2002)
Nikolaos Costaras	Chief Information Officer (since November 1, 2002)
Michele Gamberini	Chief Network Officer (since November 1, 2002)
Nicola Gatti	Secretary General (since September 1, 2002)
Dimitris Papagiannopoulos	Chief Commercial Officer (since October 1, 2001)

Nikolaos Varsakis. See description above.

Ruggero Caterini, Chief Financial Officer. Born in 1961, Mr. Caterini joined us in 2002 with 12 years of experience in financial operations. He began his financial career with Istituto Mobiliare Italiano S.p.A., and joined TIM in 1996, where he was involved in economic evaluations of TIM’s international subsidiaries within the Administration & Control department. In September 1998, he assumed the role of controller for TIM’s South American subsidiaries. A year later, he was appointed CFO and Investor Relations Director of Tele Celular Sul Participacoes, TIM’s Brazilian subsidiary. Prior to joining us, he was the CFO of Mobilkom Austria. Mr. Caterini holds a B.S. degree in Mechanical Engineering from the University of Rome “La Sapienza”.

Nikolaos Costaras, Chief Information Officer. Born in 1955, Mr. Costaras joined us in 2002 as an IS Executive Director, having 12 years broad experience in Information Systems. He began his career with Credit Bank and assumed a series of managerial positions in Greek IT and telecommunications companies. Mr. Costaras holds a B.S. in Computer Science and an MSC in Computer Science and Software Design.

Michele Gamberini, Chief Network Officer. Born in 1963, Mr. Gamberini joined STET Hellas in September 2002, with 8 years experience in the sector of radio and cell planning. Prior to his current position, he has also worked for Omnitel and Telecom Italia Mobile. Mr. Gamberini holds a B.S. in Electronic Engineering from the University of Rome “La Sapienza,” and a post-degree from Istituto Superiore Poste a Telecomunicazioni, a post-degree telecommunications specialization school.

Nicola Gatti. Secretary General. Born in 1963, he joined us in 2002 with 16 years of experience in the telecommunications sector. Ire started his career in the Research and Development department of Telecom Italia, where he was involved in many different functions such as the Service Architecture department and the Key Account department. Before joining STET as a Secretary General, he was a project and area manager in the Strategic Marketing Planning and International Affairs department of TIM. Mr. Gatti holds a B.S. in Electrical Engineering from the University of Rome “La Sapienza.”

Dimitris Papagiannopoulos. Chief Commercial Officer. Born in 1963, Mr. Papagiannopoulos joined us with 10 years of experience in marketing and sales positions. He began his career in Memotek Systems SA and joined DHL International (Hellas) in 1994. Prior to joining STET Hellas he was the Commercial Director of DHL International (Switzerland). Mr. Papagiannopoulos holds a B.S. in Business Administration and an MSC in Political Science from the London School of Economics.

Compensation of Directors and Officers

According to the provisions of the Greek laws for sociétés anonymes, the only competent body to decide on compensation, if any, for the members of the Board of Directors is the Ordinary General Assembly of our shareholders. By resolution of our Ordinary General Assembly dated April 2, 2002, it was decided that Mr. Stylianos Argyros, Chairman of the Board of Directors, should receive as compensation for the year 2002 the total amount of €64,563 gross. None of the other members of our Board of Directors received compensation in their capacity as Board Members during 2002 other than Mr. Nikolaos Varsakis, our Managing Director, who received a portion of his salary in connection with his position as a Board Member.

Board Practices

We plan to establish an audit committee and a remuneration committee. Currently, the only body authorized to decide on compensation for the members of the Board of Directors is the General Assembly of Shareholders, as above referenced.

Audit Committee

We do not currently have an audit committee but plan to establish one in the near future.

Remuneration Committee

We do not currently have a remuneration committee but plan to establish one in the near future.

Employees

See Item 4. Information on the Company — Employees.

Share Ownership

As of December 31, 2002, none of the members of our Board of Directors nor any of our executive officers held any of our voting securities.

Stock Option Plans: On March 30, 2000, we introduced a Stock Option Plan for key employees (employees who are considered essential to the achievement of our objectives) for 1,300,000 option rights. On December 11, 2000 we introduced a second stock option plan for our remaining 1,000,000 option rights. The objectives of these plans include attracting and retaining personnel and promoting our success by providing executive employees the opportunity to acquire common stock. Options vest on a pro-rata basis over approximately a four-year period from the grant dates.

Under the first plan, approved on March 30, 2000, by our Shareholders’ Ordinary General Assembly, we are authorized to issue and have issued 1,300,000 option rights, which entitle the bearer to purchase our shares at a price equal to our listed market price on the NASDAQ Stock Exchange as of the above date, which was U.S.$28.375.

Under the second plan, approved on December 11, 2000, by our shareholders’ Extraordinary General Assembly, we are authorized to issue 1,000,000 option rights, which entitle the bearer to purchase our shares at a price equal to our listed market price on the NASDAQ Stock Exchange as of such date, which was U.S.$12.532. As of December 31, 2002, we had issued 935,000 option rights under the second plan. See Note 20 to the financial statements.

Item 7. Major Shareholders and Related Party Transactions

Control of Registrant

The following table sets forth, as at April 30, 2003, the total number of any securities held by the owners of more than 5.0% of our voting securities:

			Percent
Title of Class	Identity of Person or Group	Amount Owned	of Class

Ordinary Shares	TIM International N.V	67,722,621	81.40%

On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon in STET Hellas, becoming our sole majority shareholder.

Related Party Transactions

TIM (and its affiliates) provides substantial technical and other expertise to us, including the secondment of employees to fill key management roles. In particular, TIM provides substantial assistance to us in the areas of technical planning and training; marketing, product development and assistance in purchasing and personnel matters.

We have entered into assistance agreements with each of STET International and NYNEX Network Systems Company (collectively referred to as the assistance agreements), which provide generally that those shareholders will each make available to us certain technology, technical plans, know-how and general assistance in exchange for a management fee.

In August 1999, each of STET International and NYNEX Network Systems Company entered into amendment agreements, whereby STET Mobile Holding N.V. acceded to all the rights and obligations of STET International under the assistance agreement and NYNEX Network Systems International Subsidiary Company acceded to all of the rights and obligations of NYNEX Network Systems Company under their respective assistance agreements.

In August 2000, the parties entered into further amendment agreements whereby STET Mobile Holding N.V. assigned all its rights arising from the aforementioned assistance agreement to TIM and the duration of both assistance agreements was extended to December 31, 2004. On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon in STET Hellas, becoming our sole majority shareholder. Since then, the assistance agreement with NYNEX Network Systems International Subsidiary Company legally ceased to exist. See Note 9 to our financial statements. While management expects that our reliance on these shareholders will diminish over time, failure to renew or extend the assistance agreements upon request could have a material adverse effect on our financial condition and results of operations.

Item 8.	Financial Information

See “Item 4. Information on the Company—Legal Proceedings” and “Item 18. Financial Statements”.

Item 9.	The Offer and Listing

Markets

ADSs, each representing one of our ordinary shares, are listed on the NASDAQ National Market. Dutch Depositary Receipts (“DDRs”), each representing one of our ordinary shares, are listed on Euronext Amsterdam N.V.

Nature of Trading Market

The table below sets forth the reported high, low, period-average and period-end sale prices of ADSs on NASDAQ and DDRs on Euronext, Amsterdam, respectively. Our DDRs listed on Euronext, Amsterdam have not traded since July 2002.

	NASDAQ				Euronext Amsterdam N.V.

			Period	Period			Period	Period
	High	Low	average	end	High	Low	average	end

		(in dollars)				(in euros)(1)
1998
Second quarter (from June 1, 1998)	41.60	32.70	35.90	41.50	38.10	28.50	32.10	38.10
Third quarter	47.90	29.20	38.90	31.00	45.80	27.20	35.30	27.70
Fourth quarter	37.70	20.70	30.30	32.40	32.20	15.20	25.60	27.20
Year	49.10	19.60	34.70	32.40	98.00	33.50	66.00	60.00
1999
First quarter	50.70	28.00	38.50	29.60	43.10	26.50	33.90	30.30
Second quarter	32.00	24.00	27.60	26.90	31.50	23.50	26.70	25.00
Third quarter	25.00	15.00	19.50	18.90	25.50	17.00	19.10	18.50
Fourth quarter	31.00	18.00	23.90	30.50	29.60	18.50	23.10	29.00
Year	51.50	15.00	26.80	30.50	43.00	16.50	25.00	29.00
2000
First quarter	37.188	25.500	30.156	28.750	39.00	27.00	31.20	32.00
Second quarter	30.500	19.688	22.964	19.875	31.50	21.50	25.90	21.50
Third quarter	22.750	14.500	18.844	14.875	23.00	20.00	21.50	20.00
Fourth quarter	16.438	9.750	12.708	10.500	20.00	10.50	16.20	14.00
Year	37.188	9.750	21.111	10.500	38.00	10.50	22.00	11.50
2001
First quarter	12.625	8.125	10.673	9.250	13.10	9.80	11.50	12.00
Second quarter	9.750	7.150	8.356	7.800	12.50	8.50	9.50	9.50
Third quarter	7.820	3.990	6.628	4.850	10.30	4.80	6.90	4.80
Fourth quarter	8.080	3.620	5.669	6.150	8.10	4.50	6.50	7.20
Year	12.625	3.620	7.837	6.150	13.10	4.50	8.60	7.20
2002
First quarter	7.100	5.300	6.239	6.900	8.10	7.20	7.570	8.10
Second quarter	6.970	4.250	6.192	6.600	8.00	7.30	7.703	7.90
Third quarter	6.350	4.410	5.176	5.820	9.00	8.79	8.895	9.00
Fourth quarter	7.500	4.550	6.114	7.280	9.00	9.00	9.00	9.00
Year	7.500	4.250	5.925	7.280	9.00	9.00	9.00	9.00
November 2002	7.500	5.360	6.175	7.100	9.00	9.00	9.00	9.00
December 2002	7.280	6.500	6.907	7.280	9.00	9.00	9.00	9.00
January 2003	7.930	6.560	7.209	7.560	9.00	9.00	9.00	9.00
February 2003	7.900	6.860	7.452	7.320	9.00	9.00	9.00	9.00
March 2003	8.350	7.250	7.668	7.980	9.00	9.00	9.00	9.00
April 2003	9.450	7.800	8.552	9.360	9.00	9.00	9.00	9.00

(1)	The Netherlands are a participant in the EMU. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on January 1, 1999. Upon the launch of the euro, the exchange rate for the guilder was irrevocably fixed at NLG 2.20 = €1.00. Guilder sales prices for periods prior to January 1, 1999 have been translated into euros at this rate.

The Bank of New York, 101 Barclay Street, 22nd Floor, New York, NY 10286, U.S., is the depositary in respect of the ADRs. At December 31, 2002, there were 12,157,801 ADSs outstanding, held by twenty-two holders of record (including the Depositary Trust Company). Since certain of such ADSs are held by nominees, the number of holders of record may not be representative of the number of beneficial holders of ADRs in the United States.

N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, The Netherlands, is the depositary bank in respect of the DDRs. At December 31, 2002, there were 64,845 DDRs outstanding.

Item 10.	Additional Information

Articles of Association

Article 3 of our articles of association provides that our purpose is:

•	Production, trading, installation, exploitation and operation of mobile telephone communication systems, as well as any other activity relevant to the above in the areas of mobile telephony, telecommunications, electronics, and informatics in general, as well and any other similar activity;

•	Representation of above products in Greece or abroad; and

•	Participation, in whole or in part, in any other undertaking under any corporate or other form with similar or related purpose.

Our articles contain (amongst others) provisions to the following effect:

Share Capital

As of April 30, 2003, our share capital is €126,453,694.40, divided in 83,193,220 registered shares of par value of €1.52 each. The Board of Directors, by virtue of a relevant resolution, which is required to be taken with a majority of at least two-thirds of its members, has the right to increase the share capital by issuing new shares, up to the amount of the initially paid up share capital. The Board has this power for the first five years of our incorporation, which may be extended by the General Assembly for a period that can not exceed five years per extension. The General Assembly has the right, by majority-adopted resolution, to increase the share capital up to quadruple the initial paid up share capital.

Rights of Shareholders

Each share that a shareholder owns gives the shareholder the right of one vote at the General Assembly. In the case of an increase of share capital that is not carried out through a contribution in right of conversion into shares, a right of preferential subscription to the entire new capital according to the proportion of their participation to the existing share capital is granted. However, by resolution of the General Assembly, this right of preference can be restricted or abolished. In order to pass such a resolution, the Board of Directors must submit to the General Assembly a written report stating the reasons for the restriction or abolition of the right of preference and justifying the price proposed for the new issue of shares.

Minority Rights

Upon request by shareholders representing 1/20 of the paid-up share capital, the Board of Directors is obliged to:

•	Convene an extraordinary General Assembly of Shareholders;

•	Adjourn once the decisions of the general assembly have been adopted;

•	Disclose to the General Assembly the amounts within the last two years that were paid by us to members of the Board or to Directors or other employees;

•	Provide specific information requested from it concerning our affairs, to the extent that they are useful for the real estimation of the items on the agenda; and

•	Adopt a decision on any item on the agenda of the General Assembly made by a roll-call vote.

Furthermore, shareholders representing 1/20 of the paid up share capital have the right to request an audit of the company.

Board of Directors

The members of the Board of Directors are elected by the General Assembly of Shareholders for a term of three years which is extended automatically until the first ordinary General Assembly following the expiration of their term, up to a period of four years. The resolutions of the Board of Directors are taken by a majority of half plus one of the number of members who are present or represented at any meeting, except for the cases where a qualified majority is required.

The articles of association do not allow any grant of credit by us to our founders, members of the Board of Directors, general managers or managers, or to their spouses or other relatives. Loans by us to third parties as well as the granting of credit to third parties or guarantees on their behalf for the acquisition of our shares is also forbidden.

General Assembly of Shareholders

The General Assembly of Shareholders is our highest authority and is entitled to make decisions regarding any of our affairs. Its resolutions are binding on all shareholders, including those absent or dissenting. It is the only competent body to decide on the following:

•	The extension of the term, or merger or dissolution of the company;

•	Any amendment of the articles of association;

•	The increase or decrease of the share capital, except as described above in “Share Capital”;

•	The issue of a bond loan, as well as bonds convertible into shares;

•	The election of the members of the Board of Directors;

•	The appointment of auditors;

•	The appointment of liquidators;

•	The distribution of the net annual profits;

•	The approval of the annual financial statements; and

•	Release of the Board of Directors and auditors from any responsibility for compensation.

The General Assembly is held regularly at least once a year, within the first six months of the end of each financial year. The Board of Directors can also convene the General Assembly in an extraordinary session whenever it deems necessary.

Distribution of Profits

In the distribution of profits, a percentage of at least 1/20 of net profits for the formation of an ordinary reserve is withheld first. It is followed by the withholding of the amount required for the payment of a first dividend to the shareholders (equal to at least 6.0% of the paid-up share capital). The General Assembly disposes freely of the rest.

Dividends

The payment of dividends takes place within two months from the resolution of the General Assembly which approved the annual financial statements. The distribution of interim dividends or percentages is permitted only if at least twenty days before the day of the distribution an accounting statement on our property is published in one of Athens daily newspapers that the Board of Directors deems best as well as in the Government Gazette and cannot exceed the half of the net profits shown in the accounting statement.

Material Contracts

The most significant contract we have entered into over the last two years, other than contracts entered into in the ordinary course of business, is the contract we have signed with GERMANOS S.A., which was signed on March 24, 1999. A summary of the most prominent provisions stipulated in the Germanos contract is included under “Item 4. Information of the Company-Distribution Network”. In 2002, we finalized a distribution agreement with Germanos for the year 2002 that extended our initial agreement of March 24, 1999. According to this agreement, we provide compensation to Germanos for 2002 based on quantitative and qualitative elements of its sales performance. In January 2003, we renewed our distribution agreement with Germanos for another year, with terms and conditions similar to those of the 2002 agreement.

Exchange Controls and Other Limitations Affecting Security Holders

Since 1993, Greek exchange control regulations have not imposed any responsibilities, limitations or restrictions on non-residents’ investments, borrowing, lending or other transfers. Therefore, there are currently no exchange controls that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares or ADSs outside Greece, and there are currently no restrictions that would affect the right of a non-Greek holder of ordinary shares or ADSs to dispose of those ordinary shares or ADSs, as the case may be, and receive the proceeds of such disposal outside Greece.

Taxation

The following are general discussions of certain tax considerations that may be relevant to holders of ordinary shares or ADSs of the acquisition, ownership and disposition of the ordinary shares or ADSs under the laws of Greece and the United States. These discussions are for the holders’ information only and do not constitute tax advice to any holder regarding the acquisition, ownership and disposition of the ordinary shares or ADSs. In addition, these discussions are not a complete analysis or listing of all of the possible tax consequences to the holders of the acquisition, ownership and disposition of the ordinary shares or ADSs under the laws of Greece and the United States, and do not address all possible tax considerations that may be relevant to holders of the ordinary shares or ADSs in light of their particular circumstances. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the tax consequences to them of the acquisition, ownership and disposition of the ordinary shares or ADSs.

Greek Taxation

Introduction

The following discussion of Greek tax considerations is based on tax laws and regulations in effect in Greece on the date hereof which are subject to change without notice (possibly with retroactive effect). Prospective purchasers or holders of ADSs or ordinary shares should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of ADSs or ordinary shares as they may relate to a purchaser’s particular circumstances.

Taxation of Dividends

Under Greek law, the taxable income of all société anonyme are taxed at a flat rate of 35%.

We are not required to deduct withholding taxes on the payment of dividends on the ordinary shares or ADSs.

Under Greek law, we are not permitted to distribute dividends if our net equity, as reflected in our statutory accounts is, or after such distribution will be, less than the aggregate of our share capital and undistributable reserves. As of December 31, 2001, we had profit available for distribution in the amount of €12,494,416 and as of December 31, 2002 we had profit available for distribution in the amount of €58,982,142 in our statutory accounts, which are prepared in accordance with Greek GAAP. On June 10, 2002, we paid dividends of €7,487,390, or €0.09 per share, for our fiscal year 2001 and on May 30, 2003 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2002.

Taxation of Capital Gains — Ordinary Shares

Gains resulting from the sale, exchange or other disposition of ordinary shares issued by companies listed on the Athens Exchange or any other non-Greek stock exchange or any internationally recognized stock exchange (the “Listed Shares” and the “Stock Exchange”, respectively) are not subject to Greek tax when disposed of by:

•	Enterprises that are Greek tax residents and maintain double entry accounting records, provided that such gains are maintained in a special reserve account in the accounting records of these enterprises. In the case of distribution of the reserve or dissolution of the enterprise, these gains are taxed accordingly;

•	Individuals that are Greek tax residents or enterprises that are Greek tax residents, and in each case are not obliged to maintain double entry accounting records; or

•	Individuals or enterprises that are not Greek tax residents.

The ordinary shares are not currently listed on the Athens Exchange. A portion of the ordinary shares are traded on NASDAQ in the form of ADSs and on Euronext Amsterdam in the form of DDRs and consequently it is questionable whether all ordinary shares or only those ordinary shares, which are traded on these markets, may be classified as “Listed Shares”. If ordinary shares become listed on the Athens Exchange, those ordinary shares will be Listed Shares.

Transfer Taxes — Ordinary Shares

A transfer tax at a rate of:

•	0.3% is imposed on transfers of Listed Shares. If such Listed Shares are traded on the Athens Exchange, the transfer tax is levied on the seller (individual or enterprise) irrespective of his nationality or place of residence. In case the Listed Shares are traded on any other Stock Exchange, such transfer tax is levied on individuals or enterprises who are Greek tax residents; and

•	5.0% is imposed on a “real sale price” (which is the higher of (1) the contractual price; and (2) the price resulting from the application of a formula determined pursuant to a Ministerial Decision issued by the Greek Ministry of Finance) on transfers of ordinary shares other than Listed Shares (non-Listed Shares). Where non-Listed Shares are issued by a Greek société anonyme, this transfer tax is levied on and payable by the seller (individual or enterprise) irrespective of his nationality or place of residence, failing which the purchaser will be liable for its payment.

Where the 5.0% transfer tax is imposed in accordance with the above paragraph, if the seller (individual or enterprise) of such shares is a tax resident of a jurisdiction with which Greece has concluded a tax treaty for the avoidance of double taxation (such as the Greek-U.S. tax treaty of 1953), it will be exempt from the payment of the 5.0% transfer tax on the condition that the seller submits to the competent Greek tax authority a claim for the application of the relevant tax treaty certified by the competent tax authority of its home jurisdiction. U.S. holders selling ordinary shares would also have to submit a United States Internal Revenue Service Form 6166.

Under Greek law, the sale of non-Listed Shares may only be effected by means of a private agreement, which is submitted to the competent Greek tax office for certification or notarial deed along with a special declaration for the payment of 5.0% transfer tax. Failure to follow this procedure in connection with the sale of these non-Listed Shares will result in the related transfer being null and void and the purchaser will not be entitled to be treated as the owner of transferred ordinary shares.

The private agreement or notarial deed is required to contain at least the following elements:

•	The legal name (if other than a natural person), registered seat, tax office and fiscal number of both the seller and the purchaser, as well as the type, number, nominal value and (if applicable) serial number of the transferred shares;

•	The sale price and the mode of payment (payment in full or in installments);

•	The “real sale price”; and

•	The amount of transfer tax to be paid.

In addition, the seller and possibly the purchaser of ordinary shares should obtain a Greek tax registration number, unless a registration number has already been obtained, prior to the transfer of ordinary shares, otherwise such transfer shall not be completed.

The ordinary shares are not currently listed on the Athens Exchange. See the discussion under the heading “Taxation of Capital Gains — Ordinary Shares”. As a result, it is unclear whether the 0.3% or the 5.0% transfer tax and procedures for transfers described above will apply to ordinary shares prior to a listing of those ordinary shares on the Athens Exchange. See below for a discussion of the treatment of ADSs and DDRs for these purposes.

Taxation of Capital Gains and Transfer Taxes — ADSs

Notwithstanding the above, no Greek tax will be levied on gains arising from trades of ADSs on NASDAQ made by non-Greek tax residents (individuals or enterprises).

The exercise of the right of a holder of ADSs to receive ordinary shares underlying such ADSs in accordance with and pursuant to the relevant deposit agreement in order to exercise direct rights as our shareholders, would require their registration in our shareholders’ shares registries. As a consequence of withdrawing ordinary shares from the ADR facility, such ordinary shares will be transferred from the depositary to the holder, and we will either issue new share certificates evidencing the transferred shares in the name of the relevant holder, or endorse the existing share certificates with the name, address and other details of the transferor and transferee. We will also make an entry into our shareholders’ and shares’ registries containing similar information and signed by or on behalf of the transferor and the transferee. Finally, in case the transferred ordinary shares represent more than two percent of our share capital, the relevant transfer will be notified to the Greek Telecommunications and Posts Commission within fifteen days from the date of the relevant transfer.

The withdrawal of ordinary shares from the ADR facility would require the transfer of the ordinary shares from the ADR Depositary to the ADR holder. The deposit of ordinary shares by a holder of ADRs into the ADR facility would require the transfer of the ordinary shares to the ADR Depositary. It is not clear which of the 0.3% or 5.0% transfer tax levied on transfers of Listed and non-Listed Shares would apply to any of the above transfers of ordinary shares. See the discussion under the heading “Transfer Taxes—Ordinary Shares”. No Greek capital gains tax would be levied on any of the above transfers of ordinary shares made by the ADR Depositary or a holder of ADRs who is not a Greek tax resident or does not maintain a permanent establishment in Greece.

Until such time as the ordinary shares are listed on the Athens Exchange, transfers of ordinary shares not effected in accordance with the provisions of Greek Law described above will result in the following:

•	The relevant transfers will be null and void;

•	Transferees will not be able to exercise their rights as shareholders (i.e., receive dividends or participate in or vote at a General Meeting, either directly or by proxy);

•	Resolutions approved by a General Meeting in which the transferees or their proxies participated and voted and the actions authorized pursuant thereto (including, but not limited, to the approval of the financial statements and the distribution of dividends) may be invalidated;

•	Any person who appears and votes at a General Meeting without having the right to do so is subject to criminal sanctions and fines; and

•	The non-filing of a tax declaration (such as the declaration regarding the transfer of ordinary shares) by the person who is obliged to do so, or the filing of such declaration which subsequently is found to be inaccurate, would result in such person being liable for the payment of additional taxes or penalties and, if it were the intent of such person to evade payment of tax, such person may also be subject to other administrative or criminal sanctions.

The consequences set forth in the items above also apply to transfers of ordinary shares not effected in accordance with the provisions of Greek law between persons who are tax residents of a country with which Greece has a tax treaty exempting such persons from the payment of Greek transfer tax.

Finally, pursuant to an express provision of Greek law the transferee remains jointly and severally liable with the transferor to the tax authorities for the payment of transfer tax in the event the transferor did not file the relevant tax declaration and pay the transfer tax.

All of the foregoing procedures and consequences will become inapplicable at such time as the ordinary shares are listed on the Athens Exchange.

Stamp Duty

The Issuance and transfer of ordinary shares, as well as the payment of dividends thereon, are exempt from stamp duty.

Inheritance or Succession and Donation Taxes

Under Greek law, foreign individuals or legal entities who are neither residents, nor under Greek tax law deemed to be residents, of Greece will be exempted from inheritance, or succession and donation taxes on ADSs evidencing ordinary shares, if the country in which they reside provides equal tax treatment to individuals or legal entities, subject to the provisions of applicable treaties (if any).

U.S. holders of ordinary shares and ADSs evidencing ordinary shares should consult their tax advisors with regard to the applicability of the double inheritance tax avoidance treaty of 1950 entered into between Greece and the United States of America.

Potential purchasers should consult their own tax advisors concerning the overall Greek tax (including Greek capital gains, transfer, inheritance or succession. and gift tax) consequences of the purchase, ownership and disposition of the ordinary shares and ADSs.

United States Taxation

The following discusses certain U.S. federal income tax considerations that may be relevant to a “U.S. holder” (defined below) of the acquisition, ownership and disposition of an ordinary share or ADS. For purposes of the following discussion, any reference to “we”, “us” or “our” is to STET Hellas Telecommunications S.A. only and not its subsidiaries. The following discussion applies only to U.S. holders that will hold the ordinary shares or ADSs as capital assets and who do not and will not own, directly or through attribution, 10% or more of the total combined voting power of all classes of our stock (taking into consideration all ADSs entitled to vote). In addition, the following discussion does not address U.S. federal income tax considerations that may be relevant to U.S. holders subject to special rules including, among others, banks, insurance companies and other financial institutions, tax-exempt entities, persons holding the ordinary shares or ADSs as part of an integrated, hedging or conversion transaction or as part of a “straddle”, expatriates, persons subject to alternative minimum tax, dealers or traders in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, and partnerships and other entities treated as “pass-thru” entities for U.S. federal income tax purposes.

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust subject to the control of a U.S. person and the primary supervision of a U.S. Court.

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations thereunder, and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any statement or conclusion in the following discussion, and there is no assurance that the IRS will not challenge such statement or conclusion or, if challenged, a court will uphold such statement or conclusion.

U.S. holders of ADSs will be treated for U.S. federal income tax purposes as owners of the ordinary shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. holders of the ordinary shares and ADSs.

U.S. holders should consult their own tax advisers as to the consequences under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of the ordinary shares or ADSs.

Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distribution paid by us to a U.S. holder in respect of the ordinary shares or ADSs will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a corporate U.S. holder with respect to the ordinary shares and ADSs will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder’s tax basis in his ordinary shares or ADSs and then, to the extent such excess is greater than such U.S. holder’s tax basis, it will be treated as capital gain. We do not maintain calculations of our earnings and profits for U.S. federal income tax purposes.

The gross amount of distributions paid in euros will be included in the income of a U.S. holder of the ordinary shares or ADSs in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are received by the depositary, in the case of the ADSs, or by the U.S. holder, in the case of the ordinary shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the euros are converted into U.S. dollars on the date of receipt, the U.S. holder generally will not be required to recognize any foreign currency gain or loss. If instead the euros are converted at a later date, any currency gains or losses resulting from the conversion of the euros generally will be treated by the U.S. holder as U.S. source ordinary income or loss. A U.S. holder will have a basis in any euros distributed equal to their dollar value on the applicable receipt date.

Any dividends paid by us will generally constitute foreign source “passive income” or, in the case of certain U.S. holders. “financial services income” for U.S. foreign tax credit purposes.

Sale or Exchange or Other Disposition

Subject to the discussion under “Passive foreign investment company” below, gain or loss realized by a U.S. holder on the sale, exchange, or other disposition of the ordinary shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder’s tax basis in the ordinary shares or ADSs and the amount realized on the sale, exchange or other disposition. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. holder’s holding period for such ordinary shares or ADSs exceeds one year. Any gain or loss realized will generally be treated as U.S. source gain or loss. The deductibility of any capital loss may be subject to limitations.

The surrender of ADSs in exchange for ordinary shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. holders will not recognize any gain or loss upon such a surrender.

If a U.S. holder receives any foreign currency on the sale, exchange or other disposition of the ordinary shares or ADSs, such U.S. holder may recognize ordinary income or loss as a result of currency fluctuations between the time of the sale of ADSs or ordinary shares and the time the sale proceeds are converted into U.S. dollars. For purposes of the preceding sentence, to the extent that proceeds from the sale, exchange or redemption of an ordinary share or ADS received by a U.S. holder are denominated in a foreign currency, a gain or loss from such sale, exchange or redemption will be determined using the U.S. dollar value of the proceeds received in the foreign currency, calculated by reference to the exchange rate in effect, in the case of cash method U.S. holder or an electing accrual method U.S. holder, on the settlement date and, in the case of a non-electing accrual method U.S. holder, on the date of the sale, exchange or redemption.

Foreign Taxes

The ability of a U.S. holder to utilize foreign taxes in respect of the ordinary shares or ADSs, if any, (see “Greek Taxation”) as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. holder’s income and the deductions allocable thereto. Alternatively, a U.S. holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. Any deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis like a tax credit. The availability of the deduction may be subject to certain limitations.

Passive Foreign Investment Company

Generally, for U.S. federal income tax purposes, we will be a “passive foreign investment company” (a “PFIC”), if either (i) 75% or more of our gross income is “passive” income or (ii) 50% or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. For purposes of determining whether we are a PFIC, we are treated as if we held our proportionate share of the assets and received our proportionate share of the income of each of our subsidiaries of which we owned 25% or more, by value.

If we were a PFIC in any taxable year during which a U.S. holder owns the ordinary shares or ADSs, the U.S. holder would be subject to additional taxes on any “excess distributions” received and any gain realized from the sale or other disposition of the ordinary shares or ADSs (whether or not we continued to be a PFIC). A U.S. holder has an excess distribution to the extent that distributions on the ordinary shares or ADSs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. holder’s holding period). There are two alternative elections a U.S. person may make to reduce or eliminate the adverse tax consequences from holding a share in a PFIC. If we are a PFIC, a U.S. holder could elect to mark the ordinary shares or ADSs to market and recognize gain or loss annually while the ordinary shares or ADSs are marketable stock as defined in U.S. Treasury Regulations. Generally, any gain or loss resulting from the mark-to-market election will be ordinary income or loss. However, U.S. holders would not be able to elect to make a “qualified electing fund” election with respect to us because we do not intend to prepare the information U.S. holders would need to make such an election.

Based on our (and our subsidiaries’) current and planned activities, we do not believe that we are a PFIC and we do not expect to become a PFIC in the foreseeable future. The determination of whether we are a PFIC is made annually. Therefore, it is possible that we may become a PFIC in the current or any future year due to changes in our (and our subsidiaries’) assets or income composition.

Information Reporting and Backup Withholding

A U.S. holder is subject to information reporting with respect to dividends paid on, or proceeds of the sale, exchange or other disposition of, an ordinary share or ADS, unless the U.S. holder comes within certain categories of exempt recipients and, if required, demonstrates such exemption.

A U.S. holder that is not an exempt recipient may be subject to backup withholding with respect to dividends as well as the proceeds from the sale, exchange or other disposition of an ordinary share or ADS unless the U.S. holder provides a U.S. taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability, provided the U.S. holder provides required information to the IRS. A U.S. holder who does not provide a correct U.S. taxpayer identification number or otherwise complies with the applicable requirements of the applicable rules may also be subject to penalties imposed by the IRS.

Documents on display

All the documents mentioned in this Form 20-F may be found at the Securities and Exchange Commission’s public reference rooms located at 450 Fifth Street, NW, Washington DC 20549 under the filing number O-29726. You can obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at + 1-800-SEC-0330.

Subsidiary Information

Telepolis S.A.

The société anonyme under the corporate name of “TELEPOLIS S.A.” was established on January 14, 1999.

Registered Office

By resolution of the General Assembly of Shareholders dated August 8, 2001, the registered office of the subsidiary was relocated to the Municipality of Maroussi (66C Kifissias Avenue) of the Attica Prefecture.

Share Capital and Shareholders

By resolution of the General Assembly of Shareholders dated December 27, 2000, the subsidiary’s share capital was increased by 1,200,000,000 drachmas, to a total of 2,700,000,000 drachmas, divided into 270,000 registered shares of par value 10,000 drachmas each. The société anonyme under the corporate name of “STET Hellas Telecommunications S.A.” is the sole shareholder of TELEPOLIS S.A.

Subsidiary’s Purpose

The activities of Telepolis S.A. according to its statutory purpose were to provide mobile telephony services and sell telephone sets, components and accessories. By resolution of the General Assembly of Shareholders dated February 15, 2001, the activities of the subsidiary have been expanded to include the sale of electric and electronic products and devices, as well as software, CD-ROM, DVD-ROM, Internet products, batteries, photographic equipment, watchmaking products and related articles.

To further our goal of strengthening our retail trade position and to take advantage of the similarities between our retail stores and the retail stores of Telepolis S.A., on September 27, 2002, the Board of Directors resolved to proceed with a merger by absorption of Telepolis S.A. into STET Hellas Telecommunications S.A. The merger was concluded on December 19, 2002. Consolidating our retail activities enables us to minimize the administration, publicity, supply and operational costs associated with our retail operations, and to increase the size of our retail network and brand recognition.

Telesoft S.A.

On March 14, 2003 the extraordinary general assembly of STET Hellas’ shareholders approved the acquisition by STET HELLAS S.A. of the entirety of shares (100%) of Telesoft Software Development and Consulting Services S.A. (“Telesoft S.A.”) for the total sum of €60,000. The acquisition was concluded on March 28, 2003.

This acquisition allows us to control the production of a variety of software products that we consider to be critical to our present operations and to cover our needs and requirements in a number of new technological applications. On April 23, 2003, the Board of Directors resolved to proceed with a merger by absorption of Telesoft S.A. into STET Hellas Telecommunications S.A.

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

Summarized below are the financial instruments we held as of December 31, 2002 that are sensitive to changes in interest rates. As a matter of policy, we enter into forward exchange contracts or other derivatives to manage the exposure attributed to foreign exchange rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. However, since we did not have borrowing denominated in foreign currency as of December 31, 2002, no foreign exchange forward or other derivatives were outstanding during this latest reporting period.

We do not have any other material market risk exposure.

(a)	Interest Rate Risk

63.1% of our long term debt is re-priced over the life of respective loan agreements and bears interest at floating EURIBOR market interest rates plus a spread. The remaining 36.9% of our long term debt bears interest at fixed rate euro interest rates over the life of the respective borrowing. The table below presents information about our debt obligations, including principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2002.

	Expected maturity date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

			(in thousands of euro, except percentages)
Long-term liabilities at floating interest rate	—	78,046	—	—	100,000	—	178,046	178,046
Weighted average interest rate	—	3.15%	—	—	4.22%	—	3.75%	3.75%

	Expected maturity date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

			(in thousands of euro, except percentages)
Long-term liabilities at fixed interest rate	—	44,021	—	60,000	—	—	104,021	94,314
Weighted average interest rate	—	3.08%	—	4.67%	—	—	4.00%	3.96%
Total long-term liabilities	—	122,067	—	60,000	100,000	—	282,067	272,360
Weighted average interest rate	—	3.13%	—	4.67%	4.22%	—	3.84%	3.82%

(b)	Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, capital expenditures for GSM network equipment. During 2001 the Greek drachma was fixed to the euro at the rate of €1.00 to 340.750 drachmas. As a matter of policy, we seek to hedge non-EMU/euro foreign denominated debt into drachmas as well as a significant amount of non-EMU/euro foreign denominated purchases of GSM network equipment. All such transactions are undertaken to manage the risk arising form the underlying activities and no speculative trading is undertaken. The off-balance sheet risk in outstanding forward exchange contracts involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. We monitor our positions, credit ratings of counterparties and the level of contracts we enter into with any one party. The counterparties to these contracts are major financial institutions. We have a policy of entering into contracts only with parties that meet stringent qualifications and, given the high level of credit quality of our derivative counterparties, we do not believe it necessary to obtain collateral arrangements.

Throughout 2002 and more specifically as of December 31, 2002, we had no non-euro foreign currency denominated debt obligations and thus have not entered into any forward foreign exchange or other foreign exchange derivative hedging transactions. All debt was denominated in euro and thus was no longer subject to foreign exchange rate risk.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission. In addition, we reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16A.	Audit Committee Financial Expert

As we are in the process of establishing our Audit Committee, we have not appointed an Audit Committee Financial Expert.

Item 16B.	Code of Ethics

Our Code of Ethics applies to directors and executives including our CEO and senior financial officers. It is a fundamental policy of our directors, executives and management to conduct our business with honesty and integrity and in accordance with the highest legal and ethical standards. Our Code of Ethics also governs our relationship with our shareholders, customers and the communities in which we operate our business, our human resources practice, our environmental practice and confidentiality.

Our Code of Ethics was adopted in April 23, 2003 and will be reviewed regularly to ensure it reflects the highest standards of behavior as well as applicable legal requirements. See Exhibit 11 to this Form 20-F. In addition, we are in the process of establishing policies that support adherence to the Code of Ethics and the reporting of any violations.

Item 17.	Financial Statements

See Item 18. Financial Statements.

Item 18.	Financial Statements

See pages F-1 to F-31.

Item 19. Exhibits

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

1.2	Articles of Association of STET Hellas Telecommunications S.A.
4.1*	Amendment Agreement, dated August 16, 1999, between STET Mobile Holding, N.V. and NYNEX Network Systems International Subsidiary Company.
4.2**/*	Contract of Commercial Co-operation, dated March 24, 1999, between STET S.A.I.C. and Germanos Batteries S.A.
8	Investments in Subsidiary Undertakings
11	Code of Ethics of STET Hellas Telecommunications S.A.
12	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act 2002

*	Incorporated by reference to STET Hellas’s Form 20-Fs filed in prior years.

**	Confidential treatment requested for portions of this exhibit.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

STET Hellas Telecommunications S.A.

By:	/s/ NIKOLAOS VARSAKIS

Name: Nikolaos Varsakis Title: Managing Director

May 30, 2003

CERTIFICATION

I, Nikolaos Varsakis, Chief Executive Officer of STET Hellas Telecommunications S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of STET Hellas Telecommunications S.A., (the “registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 30, 2003	/s/ NIKOLAOS VARSAKIS

Name: Nikolaos Varsakis Title: Chief Executive Officer

CERTIFICATION

I, Ruggero Caterini, Chief Financial Officer of STET Hellas Telecommunications S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of STET Hellas Telecommunications S.A., (the “registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 30, 2003	/s/ RUGGERO CATERINI

Name: Ruggero Caterini Title: Chief Financial Officer

[LETTERHEAD]

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of:
STET HELLAS TELECOMMUNICATIONS S.A.

We have audited the accompanying consolidated balance sheets of STET HELLAS TELECOMMUNICATIONS S.A. (a Greek corporation) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of STET Hellas Telecommunications S.A. as of December 31, 2000 and for the year then ended, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certificate Public Accountants. Those auditors expressed an unqualified opinion on those statements whose report was dated February 28, 2001, except with respect to the matters discussed in Note 22, as to which the date was April 18, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of STET HELLAS TELECOMMUNICATIONS S.A. as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG
Athens, Greece
February 14, 2003

The audit report of Arthur Andersen, our former independent public accountants during 2000, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the year ended December 31, 2000. Our financial statements for the fiscal years ended December 31, 2002 and 2001 have been audited by and are reported on by Ernst & Young on page F-2 of this Annual Report on Form 20-F.

The audit report set forth below is a copy of the audit report dated February 28, 2001, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2001 filed on June 21, 2002. We are including this copy of the February 28, 2001, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited. This audit report has not been reissued by Arthur Andersen in connection with this filing of Form 20-F.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

STET HELLAS TELECOMMUNICATIONS S.A.

We have audited the accompanying consolidated balance sheet of STET HELLAS TELECOMMUNICATIONS S.A. (a Greek corporation) and subsidiary as of December 31, 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STET HELLAS TELECOMMUNICATIONS S.A. and its subsidiary as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with United States Generally Accepted accounting principles.

Athens, Greece,
February 28, 2001
(except with respect to the
matters discussed in Note 22, as to which the date is April 18, 2001)

STET HELLAS TELECOMMUNICATIONS S.A.
CONSOLIDATED BALANCE SHEETS
[In thousands (except share and per share data)]

		December 31,

		2001	2002	2002

	Notes	€	€	U.S.$(1)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		29,614	35,581	37,306
Accounts receivable, net of allowance for doubtful accounts of €33,185 as of December 31, 2001 and €38,266 as of December 31, 2002	4	79,842	127,983	134,189
Inventories, net		4,928	7,715	8,090
Deferred income taxes	11	7,130	14,931	15,656
Other current assets	5	7,818	8,522	8,935

Total current assets		129,332	194,732	204,176

OTHER ASSETS:
Other		2,169	2,280	2,390

		2,169	2,280	2,390

PROPERTY, PLANT AND EQUIPMENT	6
Cost		778,760	878,501	921,108
Less: Accumulated depreciation		(275,014)	(356,702)	(374,002)

		503,746	521,799	547,106

DISTRIBUTION NETWORK	2
Cost		29,347	29,347	30,770
Less: Accumulated amortization		(8,804)	(11,739)	(12,308)

		20,543	17,608	18,462

CELLULAR LICENSE	2
Cost		255,897	257,652	270,148
Less: Accumulated amortization		(43,134)	(49,479)	(51,879)

		212,763	208,173	218,269

TOTAL ASSETS		868,553	944,592	990,403

(1)	Exchange rate used for the convenience translation of the December 31, 2002 balances: €0.9537 to U.S.$1.00.

The accompanying notes are an integral part of these consolidated financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
CONSOLIDATED BALANCE SHEETS
[In thousands (except share and per share data)]

		December 31,

		2001	2002	2002

	Notes	€	€	U.S.$(1)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		115,001	159,785	167,532
Short-term borrowings	7	62,550	—	—
Current maturities of long-term debt	8	109,115	—	—
Amounts due to related companies	9	21,317	8,003	8,391
Taxes other than income		2,977	3,969	4,162
Income taxes payable	11	26,734	40,508	42,473
Deferred revenue	2	16,424	24,528	25,718
Other current liabilities	10	12,499	14,581	15,289

Total current liabilities		366,617	251,374	263,565

LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	8	122,067	222,067	232,837
Long term debt due to related companies	9	60,000	60,000	62,910
Staff retirement indemnities	12	933	1,217	1,276
Deferred income taxes	11	12,310	19,217	20,149
Other long-term liabilities	2	39,603	37,101	38,900

		234,913	339,602	356,072

COMMITMENTS AND CONTINGENCIES	15	17,755	35,397	37,114

SHAREHOLDERS’ EQUITY:
Common Stock par value drs 500 in 2001 and €1.52 in 2002
(Shares authorized, issued and outstanding 83,193,220 in 2001 and 2002)	13	122,074	126,454	132,587
Additional paid-in capital		71,406	71,186	74,638
Retained earnings and statutory reserves		55,788	120,579	126,427

Total shareholders’ equity		249,268	318,219	333,652

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		868,553	944,592	990,403

(1)	Exchange rate used for the convenience translation of the December 31, 2002 balances: €0.9537 to U.S.$1.00.

The accompanying notes are an integral part of these consolidated financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
[In thousands (except share and per share data)]

		Year ended December 31,

		2000	2001	2002	2002

	Notes	€(2)	€	€	U.S.$ (1)

Operating revenues:
Revenues from telecommunication services	16	477,961	504,801	666,453	698,776
Sales of handsets and accessories		41,934	18,956	23,878	25,036

Total operating revenues		519,895	523,757	690,331	723,812

Cost of sales and services provided:
Cost of services provided	17	(122,098)	(150,097)	(199,577)	(209,256)
Cost of sales of handsets and accessories		(76,954)	(45,295)	(53,175)	(55,754)

Total cost of sales and services provided		(199,052)	(195,392)	(252,752)	(265,010)

Gross profit		320,843	328,365	437,579	458,802
Provision for doubtful accounts	4	(6,124)	(5,693)	(5,081)	(5,327)
Selling, general and administrative expenses	18	(241,561)	(234,953)	(298,240)	(312,704)

Operating income		73,158	87,719	134,258	140,771

Interest and other financial income/(expense), net:
Interest expense		(16,097)	(16,936)	(15,311)	(16,054)
Interest income		394	299	235	246
Other financial income/(expense), net	19	(5,166)	—	605	634

		(20,869)	(16,637)	(14,471)	(15,174)

Income before income taxes		52,289	71,082	119,787	125,597
Income taxes	11	(25,611)	(35,241)	(43,349)	(45,451)

Net income		26,678	35,841	76,438	80,146

Net income per share-basic and diluted		0.37	0.48	0.92	0.96

Weighted average shares outstanding-basic and diluted		72,600,000	74,979,847	83,193,220	83,193,220

(1)	Exchange rate used for the convenience translation of the December 31, 2002 balances: €0.9537 to U.S.$1.00.

(2)	Balances for the year ended December 31, 2000 have been restated from Drachmas into Euro, using the exchange rate as of January 1, 2001 of Drs. 340.75 to €1.00.

The accompanying notes are an integral part of these consolidated financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[In thousands (except share data)]

				Retained
				earnings and
				statutory
			Additional	reserves/
	Share of	Common	paid-in	(accumulated
	common stock	stock	capital	deficit)	Total

		€	€	€	€
Balance at December 31, 1999	72,600,000	106,530	587	(6,731)	100,386
Net income	—	—	—	26,678	26,678

Balance at December 31, 2000	72,600,000	106,530	587	19,947	127,064
Proceeds from issuance of shares	10,593220	15,544	70,819	—	86,363
Net income	—	—	—	35,841	35,841

Balance at December 31, 2001	83,193,220	122,074	71,406	55,788	249,268
Net income	—	—	—	76,438	76,438
Capital increase from additional paid-in capital and retained earnings	—	4,380	(220)	(4,160)	—
Payment of dividends	—	—	—	(7,487)	(7,487)

Balance at December 31, 2002	83,193,220	126,454	71,186	120,579	318,219

Balances as at December 31, 1999 and 2000 have been restated from Drachmas into Euro, using the exchange rates as of January 1, 2001.

The accompanying notes are an integral part of these consolidated financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[In thousands (except share and per share data)]

Year ended December 31,

2000	2001	2002	2002

€(2)	€	€	U.S.$ (1)
Cash Flows from Operating Activities:
Net income	26,678	35,841	76,438	80,146
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,765	88,306	96,529	101,210
Deferred income taxes	4,004	5,939	(894)	(938)
Provision for staff retirement indemnities	210	245	283	297
Provision for commitments and contingencies	4,402	2,201	17,642	18,498
Provision for doubtful accounts	6,124	5,693	5,081	5,326
Effect of exchange rate changes on long-term debt	2,166	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(35,490)	15,678	(53,222)	(55,803)
Inventories	(1,756)	4,457	(2,787)	(2,922)
Other current assets	(1,095)	(2,735)	(704)	(739)
Accounts payable	56,080	(26,274)	43,474	45,582
Amounts due to related companies	(465)	(5,201)	(13,314)	(13,959)
Taxes other than income	(5,898)	744	992	1,041
Income taxes payable	(2,232)	6,903	13,775	14,443
Deferred revenue and other current liabilities	3,211	(1,676)	10,188	10,682
Other non-current assets	(799)	2,886	(111)	(117)

Net Cash provided by Operating Activities	120,905	133,007	193,370	202,747

Cash Flows from Investing Activities:
Capital expenditures	(177,312)	(132,505)	(105,302)	(110,409)
License acquisition	—	(129,127)	—	—

Net Cash used in Investing Activities	(177,312)	(261,632)	(105,302)	(110,409)

Cash Flows from Financing Activities:
Proceeds from issuing common stock	—	86,363	—	—
Proceeds from short-term borrowings, net of repayments	33,150	14,116	(62,550)	(65,584)
Proceeds from long-term debt	47,422	—	100,000	104,850
Proceeds from long-term debt due to related companies	—	60,000	—	—
Repayment of long-term debt	(22,010)	(7,337)	(109,115)	(114,407)
Net movement in capital lease obligations	—	(2,058)	(2,949)	(3,092)
Payment of dividends	—	—	(7,487)	(7,850)

Net Cash provided by/(used in) Financing Activities	58,562	151,084	(82,101)	(86,083)

Net increase in cash and cash equivalents	2,155	22,459	5,967	6,255
Cash and cash equivalents at beginning of year	5,000	7,155	29,614	31,051

Cash and cash equivalents at end of year	7,155	29,614	35,581	37,306

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
—	Interest, net of amounts capitalized	12,708	16,648	13,006	13,636
—	Income taxes	23,839	21,780	20,509	21,504

36,547	38,428	33,515	35,140

(1)	Exchange rate used for the convenience translation of the December 31, 2002 balances: €0.9537 to U.S.$1.00.

(2)	Balances as at and for the year ended December 31, 2000 have been restated from Drachmas into Euro, using the exchange rate as of January 1, 2001 of Drs. 340.75 to €1.00.

The accompanying notes are an integral part of these consolidated financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

1.	COMPANY’S FORMATION AND OPERATIONS:

STET HELLAS TELECOMMUNICATIONS S.A. (hereinafter referred to as “Stet Hellas” or the “Company”) was incorporated on July 28, 1992, as a société anonyme, in order to provide GSM mobile telecommunications services in the Hellenic Republic (“Greece” or the “State”), in accordance with the provisions of Law 2075/92, subsequently replaced by Law 2246/94 (the “Telecommunications Law”). Since June 3, 1998, Stet Hellas’ shares have been quoted on the NASDAQ National Market and are listed on the Official Market of the AEX Effectenbeurs N.V. (the “Amsterdam Stock Exchange”). TIM International N.V. is the Company’s principle shareholder.

Following a competitive tender, Stet Hellas entered into a Concession Agreement, dated September 14, 1992 (the “1st Concession Agreement”), with the State and, on September 30, 1992, was granted a twenty-year license (the “License”) to operate a GSM network in Greece for a concession fee of €91.7 million. The License authorizes Stet Hellas to establish and operate a mobile telecommunications network according to the GSM standard, including the authority to lease excess capacity on the microwave facilities used to connect switches within the GSM network on a dedicated basis to third parties.

Furthermore, subject to applicable European Union (“EU”) requirements, the License to operate a GSM network in Greece would be exclusive to Stet Hellas and Panafon S.A. for a period of eight years from its effective date. However, pursuant to a license granted to the Hellenic Telecommunications Organization S.A. (“OTE”) in 1995, OTE is entitled to develop mobile telecommunications services using DCS 1800 technology. In 1997, OTE transferred its rights to provide such services to its 70% owned subsidiary, COSMOTE Mobile Telecommunications S.A. (“Cosmote”).

Following a competitive tender, Stet Hellas entered into a concession agreement, dated August 6, 2001 (the “2nd Concession Agreement”) with the State and on the same date, was granted a fifteen-year license (the “DCS 1800 license”) to operate a DCS network in Greece for the concession fee of €26 million, as well as a twenty-year license (the “UMTS license”) to operate a UMTS network in Greece for the concession fee of €147 million.

These licenses authorize Stet Hellas to establish and operate a mobile telecommunications network in the DCS 1800 MHz band, as well as, in the special range of 2 x 10 MHz + 5 MHz. UMTS is a high-speed standard for “third generation” mobile telecommunications that allows Stet Hellas to provide an extensive range of new services, including mobile multimedia, video telephony and high-speed Internet access.

2.	SIGNIFICANT ACCOUNTING POLICIES:

•	Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Stet Hellas and Telepolis Mobile Telephony Services S.A. (“Telepolis”), a wholly-

STET HELLAS TELECOMMUNICATIONS S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[In thousands (except share and per share data)]

owned subsidiary established in January 1999 for the purpose of providing mobile telecommunication services through either owned retail or franchised stores (hereinafter referred to as “the Company”). All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. On December 19, 2002, Telepolis was merged into Stet Hellas.

•	Basis of Financial Statements: The Company maintains its accounts under Greek tax and corporate regulations and has made adjustments to these records to present the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

•	Other Comprehensive Income: Other comprehensive income refers to changes in net assets from transactions and other events, and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders’ equity and excluded from net income. The Company does not have any components of comprehensive income other than net income.

•	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

•	Foreign Currency Transactions: For the year ended December 31, 2002 the Company’s functional currency and reporting currency was the Euro. For the year ended December 31, 2001 the Company’s functional currency was the Greek Drachma and its reporting currency was the Euro. As of January 1, 2001 the Greek Drachma was fixed at DRS 340.75 to the Euro. Transactions involving other currencies are converted into Euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying consolidated statements of operations.

Net foreign exchange gains (losses) related to currency re-measurements of (€2,679), (€336) and €605 for 2000, 2001 and 2002 respectively, are included in the accompanying consolidated statements of operations.

•	Forward Exchange Contracts: Periodically the Company enters into forward exchange contracts to hedge the exposure of foreign exchange fluctuations associated with its normal business transactions. During the year 2002, the Company had no outstanding forward exchange contracts. Forward exchange contracts are marked to market, with any resulting gains or losses being reflected in the accompanying consolidated statements of operations.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The off-balance sheet risk in outstanding forward exchange contracts involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it necessary to obtain collateral arrangements.

•	Cash and Cash Equivalents: The Company considers time deposits and certificates of deposits with original maturity of three months or less to be cash equivalents.

•	Inventories: Inventories, comprising of SIM cards, prepaid airtime cards, handsets and related accessories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The Company provides an allowance for obsolete and slow moving inventories.

•	Concentration of Credit Risk and Allowance for Doubtful Accounts: Due to the large volume and diversity of the Company’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited. The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

•	Property, Plant and Equipment: Property, plant and equipment in the accompanying consolidated balance sheets are stated at cost including interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are charged to expenses as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of operations.

•	Depreciation: Depreciation is computed based on the straight-line method at rates equivalent to average estimated economic useful lives. The rates used are as follows:

Annual rates

Buildings	2.5%-5%
Telecommunications systems and equipment	10%
Transportation equipment	25%
Furniture and equipment	20%
Software	25%

Leasehold improvements are amortized over the term of the lease.

•	Distribution Network: On March 24, 1999, the Company finalized a formal agreement with Germanos Batteries S.A. (“Germanos”), a Greek retail telecommunications and electronic dealer, which it had originally agreed to enter in November 1998.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The total acquisition cost to the Company for the right to use Germanos’ distribution network amounted to €29.3 million, which has been classified as an asset in the accompanying consolidated balance sheets and is amortized over its average estimated useful life of ten years. Of this amount, €8.8 million and €20.5 million were paid in 1998 and 1999, respectively.

•	Cellular License: The License (1st Concession Agreement) which was granted to the Company for a concession fee of €91.7 million is being amortized over the term of the License of twenty (20) years. The DCS 1800 License (2nd Concession Agreement) which was granted to the Company for a concession fee of €26 million is being amortized over the term of the License of fifteen (15) years.

The UMTS License (2nd Concession Agreement) which was granted to the Company for a concession fee of €147 million is recorded in Company’s consolidated financial statements as follows:

•	€103 million that represent the amount that was paid within 2001 and represents the 1st part of the concession fee of the license.

•	€35 million that represent the present value of the future installments of €44 million. This amount is recorded in other long-term liabilities.

•	€2.3 million representing the interest expense of the period from the acquisition of the license and up to December 31, 2002, which was capitalized. This amount is recorded in other long-term liabilities.

The interest expense will continue to be capitalized against the long-term liability for the period that the UMTS license will be out of commercial operation. The UMTS license will start to be amortized when the license will enter into commercial operation.

•	Goodwill and Other Intangible Assets: Effective January 1, 2002 the Company adopted Statements of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”. The goodwill and indefinite-lived intangible assets impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is performed it there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

excess. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives. The adoption of SFAS No. 142 did not impact the results of operations or financial position because the Company had no goodwill or indefinite-lived intangible assets at December 31, 2002 and 2001.

•	Impairment or Disposal of Long-Lived Assets: Long-lived assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which the Company adopted effective January 1, 2002. Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in business or technology indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount (if any) by which the carrying value of the asset exceeds it fair value. Prior to January 1, 2002, the Company assessed the impairment of long-lived assets under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

•	Reserve for Staff Retirement Indemnities: As more fully discussed in Note 13, the reserve for staff retirement indemnities is provided for in accordance with SFAS No. 87 (disclosed in accordance with the requirements of SFAS No. 132) and is based on an independent actuarial study.

•	Income Taxes: Deferred income taxes provide for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

•	Advertising Costs: Advertising costs are expensed as incurred. The Company incurred €14,986, €15,576 and €13,024 in advertising costs during 2000, 2001 and 2002, respectively.

•	Recognition of Revenues: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through the Company’s retail outlets), while revenues from the sale of prepaid airtime cards and the prepaid airtime, net of discounts allowed, included in the Company’s prepaid GSM service packages are recognized based on usage.

Revenues from telecommunications services are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month. Accrued unbilled revenues for services provided amounted to €12,596 and €10,956 as of December 31, 2001 and 2002, respectively (see Note 4).

•	Deferred Revenue: Deferred revenue includes monthly service fees billed to customers in advance and the estimated unused portion of prepaid airtime cards.

•	Net Income per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. During the periods included in

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

the consolidated financial statements, diluted income per share was equivalent to basic income per share as the Company does not have any potentially dilutive securities.

•	Segment Reporting: The Company provides mobile telecommunications services throughout the Hellenic Republic. Management considers that they operate and manage the business as one business and geographical segment.

•	Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock options grants in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

All amounts in 000’s Euro except Earnings per Share

	At December 31,

	2000	2001	2002

	€	€	€
Net income as reported	26,678	35.841	76,438
Deduct: Total stock based compensation expense determined under fair value based method for all awards	(3,407)	(4,186)	(4,989)

Pro forma net income	23,271	31,655	71,449

Earning per share- Basic and diluted:
Basic-as reported	0,37	0,48	0,92
Basic-pro forma	0,32	0,42	0,86

•	Fair Value of Financial Instruments: Cash and cash equivalents, accounts receivable, accounts payable, accruals and short-term borrowings: The carrying amounts approximate the fair value because of the short-term maturity of these instruments. Long-term debt including current maturities: The fair value is based on the current rates offered to the Company for similar debt on the same maturities.

	At December 31,		At December 31,

	2001	2001	2002	2002
	Carrying value	Fair value	Carrying value	Fair value

	€	€	€	€
Long-term liabilities at floating interest rates	187,161	187,161	178,046	178,046
Long-term liabilities at fixed interest rates	104,021	90,896	104,021	94,314

•	Recently Issued Accounting Standards: In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 addresses the accounting for legal obligations arising from the retirement of all tangible long-lived assets. The statement requires a company to recognize a liability associated with a legal obligation to retire or remove any tangible long-lived assets. The obligation to incur costs in the future to

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

either retire or dismantle long-lived assets initially is measured at fair value and is recognized at the time the obligation is incurred (upfront or ratable over the life of the asset). Upon initial recognition of the liability, an entity would capitalize that cost as part of the cost of the related long-lived assets and depreciate that capitalized cost over the asset’s useful life. The statement is effective for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of SFAS No. 143 will have a material effect on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections”, which is effective for fiscal years beginning after May 15, 2002. This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item. Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” will now be used to classify those gains and losses. This Statement also amends FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. The Company does not believe the adoption of SFAS No. 145 will have a material effect on the Company’s consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS No. 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other”. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are affective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN No. 45 is not expected to have a significant effect on the Company’s consolidated financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Company’s fiscal year 2002. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25 and does not expect SFAS No. 148 to have a material effect on the Company’s financial position or results of operations. Refer to the “Stock Based Compensation” section of Note 2 and Note 21 for disclosures related to stock based compensation.

•	Presentation Changes: Certain reclassifications have been made to the presentation of the 2000 and 2001 consolidated financial statements to conform to those of 2002.

The 2000 consolidated accounts previously issued in Greek drachma have been restated using the Euro as the reporting currency. The conversion rate effective on December 31, 2001 was the rate of drachmas 340,750 per 1.00 Euro. The financial statements as reported in Euro depict the same trends as would have been presented if the Company had continued to present financial statements in Drachma.

3.	TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

The consolidated financial statements are stated in Euro. The translations of the Euro amounts into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, which was €0.9537 to U.S.$1.00. The convenience translations should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

4.	ACCOUNTS RECEIVABLE:

	At December 31,

	2001	2002

	€	€
Customers for services rendered	67,865	81,659
Customers for sales of handsets and accessories	7,362	19,542
Unbilled revenues (Note 2)	12,596	10,956
Interconnection fees receivable	22,457	51,697
International GSM network operators for roaming services	406	830
Other	2,341	1,565

	113,027	166,249
Less: Allowance for doubtful accounts	(33,185)	(38,266)

	79,842	127,983

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The movement of the allowance for doubtful accounts receivable was as follows:

€
Balance at December 31, 1999	41,895
Provision	6,124
Utilized	(20,527)

Balance at December 31, 2000	27,492
Provision	5,693

Balance at December 31, 2001	33,185
Provision	5,081

Balance at December 31, 2002	38,266

5.	OTHER CURRENT ASSETS:

Other current assets are analyzed as follows:

	At December 31,

	2001	2002

	€	€
VAT receivable	1,149	140
Receivable from the Greek Post Office (ELTA)	2,079	816
Prepaid expenses	3,438	4,834
Other	1,152	2,732

Total	7,818	8,522

6.	PROPERTY, PLANT AND EQUIPMENT:

The major classes of property, plant and equipment are as follows:

	At December 31,

	2001	2002

	€	€
Cost:
Land	3,508	3,407
Buildings	32,949	38,925
Telecommunications systems and equipment	483,403	521,487
Transportation equipment	963	963
Furniture and equipment	80,085	85,216
Software	165,605	195,024
Capital leases	9,125	9,125
Construction in progress	3,122	24,354

	778,760	878,501
Accumulated depreciation	(275,014)	(356,702)

Net book value	503,746	521,799

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

Total interest costs capitalized during the years ended December 31, 2001 and 2002 amounted to €978 and €1,889, respectively, of which €403 and €134 related specifically to property, plant and equipment for 2001 and 2002, respectively.

7.	SHORT-TERM BORROWINGS:

Short-term borrowings consist of drawdowns under various lines of credit maintained by the Company with several banks and a short-term financing facility in the amount of €100 million from TIM International N.V., the Company’s principle shareholder. The aggregate amount of available lines of credit was €119.6 million and €211.2 million at December 31, 2001 and 2002, respectively, of which approximately €57.1 million and €211.2 million were unused as of the above dates.

The weighted average interest rate on short-term borrowings at December 31, 2001 and 2002 was 5.42% and 4.57% respectively.

8.	LONG-TERM DEBT:

Long-term debt is analyzed as follows:

	At December 31,

	2001	2002

	€	€
(i) Loans from European Investment Bank of:
• €68,029, repayable on December 15, 2002, bearing interest at the Paris interbank borrowing rate plus 0.15%	68,029	—
• €41,086 repayable on December 15, 2002, bearing interest at the Athens interbank borrowing rate plus 0.15%	41,086	—
• Equivalent of €74,067 drawn-down as follows:
— €44,021, repayable on May 31, 2004, bearing interest at 5.65%	44,021	44,021
— €14,673, repayable on May 31, 2004, bearing interest at the Euribor borrowing rate plus 0.15%. (2.88% at December 31, 2002)	14,673	14,673
— €15,373, repayable on May 31, 2004, bearing interest at the Euro interbank borrowing rate plus 0.15%. (2.88% at December 31, 2002)	15,373	15,373
• €100,000 repayable on December 14, 2007, bearing interest at the Euribor borrowing rate plus 0.60%. (3.48% at December 31, 2002)	—	100,000
(ii) Syndicated loan arranged by ABN AMRO Finance (UK) Ltd.:
• €48,000, repayable on July 14, 2004, bearing interest at the Euro interbank borrowing rate plus 0.40% (3.597% at December 31, 2002)	48,000	48,000

Total long-term debt	231,182	222,067
Less: Current maturities	(109,115)	—

Long-term debt, net of current maturities	122,067	222,067

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

Minimum future payments of long-term debt for years subsequent to December 31, 2002, are as follows:

Maturity	Amount

€
2003	—
2004	122,067
2005	—
2006	—
2007	100,000

222,067

The loans from European Investment Bank and ABN AMRO Finance (UK) Limited are guaranteed by Telecom Italia S.p.A. (“Telecom Italia”) (see Note 9). Each guarantee provides a full and unconditional guarantee of the Company’s obligations under the respective loans until such time as those obligations have been discharged.

Management believes that it can obtain financing without a guarantee from the Telecom Italia group, although such financing may not be on terms as favorable as those obtained with a Telecom Italia group guarantee.

9.	AMOUNTS DUE TO/FROM RELATED COMPANIES:

The Company purchases fixed assets, goods and services from certain related companies in the normal course of business. Furthermore, it also sells handsets and accessories to a related company. These related parties consist of companies that have common ownership and/or management with the Company and affiliates of such companies. The Company believes that the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course of business from unaffiliated third parties under similar circumstances.

On December 12, 2001 the company has entered into an agreement with Telecom Italia S.p.A. (“Telecom Italia”), based on which Telecom Italia provides STET Hellas with a credit facility of €60 million. This facility has been fully utilized and is repayable in December 14, 2006 bearing interest at 5.7%. The terms and conditions of this agreement are similar to those of a bank loan agreement.

Account balances with related companies are as follows:

	At December 31,

	2001	2002

	€	€
Due to:
Telesoft Software Development and Consulting Services S.A.	2,785	1,079
NYNEX Network Systems International Subsidiary Company	1,180	—
Bell Atlantic International Wireless	738	—
Telecom Italia Lab S.p.A	1,249	1,681
Telecom Italia S.p.A	3,492	1,087
Sodalia S.p.A	436	427
Telecom Italia Mobile S.p.A	11,232	3,729
Other	205	—

	21,317	8,003

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

Transactions with related companies consisted of the following:

	At December 31,

	2001	2002

	€	€
Purchase of fixed assets	4,267	2,437
Management fees	14,698	14,021
Maintenance services	10,716	7,467
Other	610	239

Total	30,291	24,164

During 2000, Stet Mobile Holding N.V. (“SMH”), in which Stet International S.p.A. (“Stet International”) held a 31.8% interest, became a wholly-owned subsidiary of Telecom Italia Mobile S.p.A. (“TIM”) through the non-proportional division of Stet International. In late December 2001, TIM International B.V. (a Netherlands company wholly owned by TIM) merged with and into SMH under the company name TIM International N.V. (“TIM Int’l”), a whole-owned subsidiary of TIM. TIM Int’l is the Company’s principle shareholder holding directly through ordinary shares 80.257% of the total STET Hellas ordinary shares.

Telesoft Software Development and Consulting Services S.A. (“Telesoft”), an indirect subsidiary of Telecom Italia, provides the Company with software. Software purchased during the years ended December 31, 2001 and 2002, amounted to €3,930 and €1,570, respectively.

Purchases of fixed assets from related parties represented approximately 3% and 2% of the Company’s total purchases for 2001 and 2002, respectively.

The Company has signed technical support and assistance agreements with Stet International and NYNEX Network Systems Company, an affiliate of Verizon Europe Holdings II B.V. (“Verizon/NYNEX”) which each expire on December 31, 2004. Effective January 1, 2001 the Company paid management fees under these agreements equal to 2.24% and 0.76% respectively. As of October 1, 2001 the management fee to Verizon/NYNEX became zero as a consequence of decrease of Verizon/NYNEX ownership on Stet Hellas below 20% after the rights issue. On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon/NYNEX in Stet Hellas, becoming the sole majority shareholder. Since then, the assistance agreement with Verizon/NYNEX legally ceased to exist.

For the years ended December 31, 2001 and 2002 management fees related to TIM amounted to €11,692 and €14,021 respectively. Management fees for the year ended December 31, 2001, relating to Verizon/NYNEX amounted to €3,006. All costs of doing business with its shareholders and other related parties have been accounted for by the Company in the accompanying consolidated financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

10.	OTHER CURRENT LIABILITIES:

Other current liabilities are analyzed as follows:

	At December 31,

	2001	2002

	€	€
Accrued interest on loans	1,582	878
License fee to National Telecommunications and Postal Committee (“NTPC”)	1,793	2,001
Payroll and related expenses	4,608	5,706
Other accrued liabilities	4,516	5,996

Total	12,499	14,581

11.	INCOME TAXES:

In accordance with Greek tax regulations, the income tax rate applicable to the Company was 40% for fiscal year 2000. Pursuant to Law 2873/2000, the tax rate for companies whose shares are not listed on the Athens Stock Exchange (such as the Company) was reduced to 37.5% for fiscal year 2001 and was reduced to 35% for fiscal year 2002 and onwards.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued.

In late 2000, the tax authorities commenced the tax audit of the Company’s books for the Fiscal years 1998 to 2000. The tax audit was completed in 2001 and additional income taxes and penalties of €15,642 were assessed. This amount was partially provided for in 2000 as probable future tax assessments of €7,337 and the remaining amount of €8,305 was recorded as an expense in 2001.

The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Income taxes
Current Expense	(21,607)	(29,303)	(44,243)
Deferred (Expense) / Benefit	(4,004)	(5,938)	894

Total provision for income taxes	(25,611)	(35,241)	(43,349)

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate (37.5% in 2001 and 35% in 2002) to pretax income is summarized as follows:

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

	Year ended December 31,

	2000	2001	2002

	€	€	€
Income tax at the statutory rate:	(20,915)	(26,656)	(41,926)
Effect of change in statutory tax rate	(470)	(370)	—
Tax from share capital increase	—	(1,007)	—
Tax losses from subsidiary carryforwards	(1,098)	(656)	2,553
Effects of non-taxable income and expenses not deductible for tax purposes:
— Non deductible expenses	(681)	(5,375)	(5,269)
— Management fees	(2,447)	(1,177)	(1,227)
— Tax incentives	—	—	2,520

Provision for income taxes	(25,611)	(35,241)	(43,349)

Deferred income taxes relate to the temporary differences between the book and the tax bases of assets and liabilities. Significant components of the Company’s deferred tax assets and liabilities are summarized below:

	At December 31,

	2001	2002

	€	€
Deferred tax assets:
Net operating loss carryforwards	(1,325)	—
Staff retirement indemnities	(327)	(426)
Reserve for litigation and claims	(6,214)	(12,389)
Deferred airtime revenue	(3,842)	(5,131)
Stock devaluation	(485)	(162)
Property, plant and equipment	(1,249)	(2,608)
Other	(1,758)	(3,197)

Deferred tax assets	(15,200)	(23,913)

Deferred tax liabilities:
Property, plant and equipment	19,716	27,811
Other	664	387

Deferred tax liability	20,380	28,198

Net deferred tax liability	5,180	4,285

At December 31, 2001, the Company had net operating loss carryforwards of €3,786. In 2002, Telepolis was merged into the Company resulting in the utilization of all net operating loss carryforwards. As of December 31, 2002 there are no net operating losses remaining.

The Company has tax-free reserves in the amount of €111. The Company does not plan to distribute dividends out of the tax-free reserves, however if a dividend were paid from these reserves a withholding tax of 35% of the amount distributed from the tax free reserves would be remitted.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

12.	STAFF PENSION AND RETIREMENT INDEMNITIES:

•	Staff Pension: The Company’s employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employee’s retirement benefits. The Company’s contributions to the pension funds for the years ended December 31, 2000, 2001 and 2002, have been charged to expenses and amounted to €4,949, €6,069 and €6,765, respectively.

•	Staff Retirement Indemnities: Under Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal without cause.

The provisions and liability for such retirement indemnities have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study. These retirement indemnities are paid to the individuals at the time they retire from the Company.

The components of the staff retirement indemnity expense recognized by the Company in accordance with SFAS No. 87 are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Service cost — benefits earned during the year	165	195	212
Interest cost on projected benefit obligation	43	49	68
Net amortization and deferrals	2	2	4

Total	210	246	284

The following is a reconciliation of the projected benefit obligation recorded for staff retirement indemnities:

	At December 31,

	2001	2002

	€	€
Projected benefit obligation at beginning of year	816	1,143
Service cost	195	212
Interest cost	49	68
Actuarial loss	83	171

Projected benefit obligation at end of year	1,143	1,594
Unrecognized net actuarial loss	(210)	(377)
Accrued benefit cost	933	1,217

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The assumptions underlying the actuarial valuation of staff retirement indemnities are:

	Year ended December 31,

	2001	2002

Discount rate	6%	5.5%
Assumed rate of increase in future compensation levels	5%	4.5%

13.	SHARE CAPITAL:

On October 10, 2001 the Company increased its share capital through a rights offering. The shares increased from 72,600,000 to 83,193,220 and the net proceeds from this offering were approximately €86.4 million. On September 17, 2002 the Company increased its share capital per Board of Directors approval, through a transfer of retained earnings and additional paid-in capital. The nominal value per share increased from €1.47 to €1.52. As of December 31, 2002 the share capital was approximately €126.5 million and additional paid-in capital €71.2 million.

14.	LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. The legal reserve as at December 31, 2002 is €3,574.

15.	COMMITMENTS AND CONTINGENCIES:

(a)	Commitments:

(i)	Capital Commitments: The Company has a number of outstanding capital commitments on supplier contracts which at December 31, 2002, amounted to approximately € 38 million.

(ii)	Lease Commitments: At December 31, 2002, the Company was a party to a number of non-cancelable lease agreements. The operating leases relate to real estate property and transportation leases, which expire on various dates through 2014. The capital leases relate to the Service Center and other hardware equipment.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The future minimum lease payments under these agreements for the periods shown at December 31, 2002 are as follows:

	Operating	Capital
Year	leases	leases

	€	€
2003	16,464	4,414
2004	16,388	337
2005	15,815	—
2006	15,042	—
2007	14,625	—
Thereafter	65,732	—
Total minimum rental commitments	144,066	4,751
Less interest costs (average rate 5%)	—	(248)
Present value of minimum lease payments	—	4,503

Total rent expense under operating leases for 2000, 2001 and 2002 amounted to €11,383, €15,698 and €16,750, respectively, and is included in the accompanying consolidated statements of operations.

Capital lease amounts included in property, plant and equipment are as follows:

	Year ended December 31,

	2001	2002

	€	€
Capital leases	9,125	9,125
Accumulated depreciation	(2,404)	(4,808)

Total	6,721	(4,317)

(b)	Litigation and Claims:

The Company is a party to various litigation and claims, the major of which are:

(i)	Mobitel Arbitration: Mobitel S.A. (a distributor of the Company) and its parent, Interamerican Group submitted a request for arbitration (the “Initial Claims”) to the International Court of Arbitration of the International Chamber of Commerce (the “ICC International Court of Arbitration” or “the Tribunal”) seeking compensation on several commercial issues. The Initial Claims dated December 26, 1996 and July 15, 1997 requested damages in an aggregate amount of €13.3 million plus VAT and interest and €132.1 million, respectively.

The Company has vigorously denied these claims and on April 16, 1997, filed a counterclaim (the “Counterclaim”) against Mobitel and Interamerican.

On October 9, 2000, the Tribunal issued an interim award which ruled that, in principle, Mobitel is entitled to a 6% compensation calculated on the Company’s revenues from both outgoing and incoming calls. The Company has filed an objection with the Tribunal, claiming that the issue of the quantification of Mobitel’s claim must be decided by the Greek courts, based on a specific provision in the Mobitel Agreement.

A series of legal actions took place and in 2002, Mobitel calculated its claims as follows: claims for the commission on revenues generated by all calls (including incoming calls) made by customers acquired by Mobitel amount to U.S.$19.6 million plus interest of U.S.$9.6 million; claims for the Company’s failure to

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

achieve a 45% market share amount to U.S.$8.8 million plus interest; and claims for the damages as a result of the breach of the agreement amount to U.S.$109.4 million.

As of January 30, 2002 the Company quantified its claim against Mobitel as follows: €22.7 million for the bad debts; U.S.$255.4 million for the loss of market share as a result of the failure of Mobitel and Interamerican to fulfil their obligations; and U.S.$611.2 million plus the legal interest for damages and loss of income incurred for the illegal termination by Mobitel of the distribution and sales agreement with the Company.

Management and legal counsel believe that Mobitel’s and Interamerican’s claims will, at any case, be evaluated by the Tribunal in conjunction with the Company’s Counterclaim and Revised Claim – Additional Request and that it is possible that all the above claims and counterclaims be offset against each other. Furthermore, according to legal counsel, the Answer and Additional Request is without merit and the Company is vigorously defending its position.

While no assurance can be given as to the outcome of these proceedings, if the Company’s Counterclaim and the Revised Claim – Additional Request were unsuccessful, the award of substantially all the amounts claimed by Mobitel and Interamerican would have a material adverse effect on the Company’s consolidated financial condition and results of operations.

(ii)	Interamerican Greek Life Insurance Company S.A.: Interamerican Greek Life Insurance Company S.A., filed a claim with the First Instance Court in Athens against the Company, requesting an amount of €11.7 million for moral damages incurred. The first hearing before the court took place on April 5, 2001. The Court’s final decision remains pending.

(iii)	DELAN Arbitration: The Company and Delan Cellular Services S.A. (“DELAN”) were party to an agreement dated September 25, 1996, whereby DELAN agreed to develop and market prepaid telecommunications services through the Company’s network in exchange for 50% of the revenues from prepaid airtime cards sold by DELAN and from prepaid airtime included in prepaid service packages sold to prepaid customers by DELAN. On January 27, 1997, the Company terminated the agreement due to DELAN’s failure to perform and instead pursued development of B-Free with a different contractor. On February 26, 1998, DELAN filed a claim against the Company for actual damages in an amount of €343 as well as a claim in an aggregate amount of €79.5 million for loss of anticipated profits. The first hearing before an arbitration tribunal occurred on March 18, 1998. Due to the resignation of one of the arbitrators, the evidence submission and the hearing

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

procedure were repeated and were only completed in January 2001. The two parties filed closing briefs on March 6, 2001. The arbitrators’ decision remains pending. Management and legal counsel believe that the Company’s defense is strong and well founded and the Company will vigorously defend its position; however, an adverse result could have a material adverse effect on the Company’s consolidated financial condition and results of operations.

(iv)	Vasilias Enterprises S.A. Litigation: On March 14, 2001, Vasilias Enterprises S.A. (“Vasilias”), one of the Company’s master dealers, filed a claim with the Athens Court of First Instance, requesting an amount of approximately €9.1 million for moral damages and for other amounts to which Vasilias was entitled in relation to business activities performed on behalf of the Company. The hearing before the Athens Court of First Instance took place on April 2, 2003. The Court’s final decision remains pending.

(v)	Lantec Communications S.A. Litigation: On March 21, 2002, a claim amounting to approximately €52.7 million was filed by an ex-master dealer, Lantec Communications S.A. (“Lantec”) against the Company, seeking damages relating to the termination by the Company of its exclusive agreement with Lantec. The hearing before the Multimember First Instance Court of Athens will take place on October 22, 2003. The Company believes that the claim is without merit and intends to contest the case vigorously.

16.	REVENUES FROM TELECOMMUNICATIONS SERVICES:

Revenues from telecommunications services reflected in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Monthly service fees	64,796	61,316	80,034
Airtime revenues:
Outgoing calls	91,794	103,930	136,184
Incoming calls from OTE’s fixed line network	160,554	152,263	167,932
Incoming calls from other mobile operators’ network	—	—	64,556
Prepaid airtime cards	103,401	121,051	140,269
Roaming revenues from the Company’s customers	9,702	11,211	12,512
Roaming revenues from customers of international GSM network operators	26,744	29,392	30,187

	392,195	417,847	551,640

Data communications	15,865	24,170	32,008
Other	5,105	1,468	2,771

Total	477,961	504,801	666,453

Prepaid airtime cards include revenues from the sale of prepaid airtime renewal cards and prepaid airtime, net of discounts allowed, included in B-Free packages used as of the end of the period.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

17.	COST OF SERVICES PROVIDED:

Cost of services provided reflected in the accompanying consolidated statements of operations is analyzed as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Interconnection charges from OTE	45,392	44,748	37,058
Interconnection charges from other mobile operators	—	—	62,186
Depreciation	42,307	61,277	53,881
Roaming charges from international GSM network operators	10,876	11,536	13,634
Payroll	8,700	12,307	12,242
Leased lines	4,023	6,258	3,305
Utilities	2,503	2,838	4,486
SIM cards	4,282	5,371	4,608
Installations’ rentals	4,015	5,762	8,177

Total	122,098	150,097	199,577

18.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses reflected in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Commissions to dealers	95,721	79,143	102,106
Management fees	17,995	14,698	14,021
Advertising expenses	14,986	15,576	13,024
Payroll	22,308	24,898	30,980
Depreciation	15,940	18,777	33,368
Amortization	7,519	8,252	9,280
Repair and maintenance	20,724	25,687	30,182
Consultancy and other third party fees	16,017	11,623	11,447
Provision for litigation and claims	4,402	2,935	18,603
Utilities	4,855	6,614	7,274
Rentals	7,130	11,964	11,122
Other	13,964	14,786	16,833

Total	241,561	234,953	298,240

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

19.	OTHER FINANCIAL INCOME/(EXPENSE), NET:

Other financial income/(expense), net in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Forward exchange contracts losses, net	(3,863)	—	—
Foreign currency exchange gains/(losses), net	(2,679)	(336)	605
Other	1,376	336	—

Total	(5,166)	—	605

20.	STOCK OPTION PLANS:

The Company has issued two stock option plans to selective employees of the Company. The objectives of these plans include attracting and retaining personnel and promoting the success of the Company by providing executive employees the opportunity to acquire common stock.

Under the first plan, approved on March 30, 2000, by the Company’s Shareholders’ General Assembly (the “1st Plan”), the Company is authorized to issue and has issued 1,300,000 option rights, which entitle the bearer to purchase shares of the Company at a price equal to the listed market price of Stet Hellas on the NASDAQ Stock Exchange as of the above date, which was US$28.375.

Under the second plan, approved on December 11, 2000, by the Company’s Shareholders’ Extraordinary General Assembly (the “2nd Plan”), the Company is authorized to issue 1,000,000 option rights, which entitle the bearer to purchase shares in the Company at a price equal to the listed market price of Stet Hellas on the NASDAQ Stock Exchange as of such date, which was US$12.532. Under the second plan, 760,000 option rights were issued during the year ended December 31, 2000 and 175,000 during the year ended December 31, 2001. No option rights were issued during the year ended December 31, 2002.

Options vest on a pro-rata basis over approximately a four-year period from the grant dates.

The Company has adopted the disclosure provisions of FASB Statement 123, as modified by FAS 148, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the Stock Option Plans. Accordingly, for the year ended December 31, 2002, no compensation expense was recognized for options granted under the plans in the accompanying consolidated financial statements.

The movement in the options outstanding during the years ended December 31, 2000, 2001 and 2002, is as follows:

	Number of	Weighted
	shares	average
	subject to	exercise price
	option	(Euro)

Outstanding at January 1, 2000	—	—
Granted during the period	2,060,000	24.00
Exercised during the period	—	—
Forfeited during the period	(95,000)	30.22
Expired during the period	—	—

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

	Number of	Weighted
	shares	average
	subject to	exercise price
	option	(Euro)

Outstanding at December 31, 2000	1,965,000	25.01
Granted during the period	175,000	14.09
Exercised during the period	—	—
Forfeited during the period	(378,000)	27.51
Expired during the period	—	—

Outstanding at December 31, 2001	1,762,000	23.39
Exercised during the period	—	—
Forfeited during the period	(658,000)	20.79
Expired during the period	—	—

Outstanding at December 31, 2002	1,104,000	19.27

Exercisable at December 31, 2000	655,000	25.01
Exercisable at December 31, 2001	619,000	23.82
Exercisable at December 31, 2002	341,367	21.25

The weighted average fair value of options granted in the years ended December 31, 2000 and 2001 was estimated using the Black-Scholes stock option-pricing model. The following weighted average assumptions were used:

	Year ended December 31,

	2000	2001

Dividend yield	—	1.48%
Annual standard deviation (volatility)	57%	57%
Risk free interest rate	5%	5%
Expected life (years)	4	4

All options granted had an exercise price equal to the market price at grant date. Furthermore, the weighted average exercise price and weighted average fair value at grant date were estimated at €14.09 and €3.61, respectively, for the options granted in 2001 and €24.00 and €35.27, respectively, for those granted in 2000.

The following table provides details of all options outstanding as at December 31, 2002.

		Outstanding		Exercisable

			Weighted
		Weighted	average		Weighted
		average	remaining		average
Plan	Number	exercise price (€)	contractual life	Number	exercise price (€)

1st Plan	535,000	27.06	1.25	210,033	27.06
2nd Plan	569,000	11.95	1.94	131,333	11.95

Total	1,104,000	21.25	1.61	341,367	21.25

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

21.	SUBSEQUENT EVENTS

Dividends declared: On March 3, 2003 the Board of Directors proposed for formal approval at the Annual General Meeting a final dividend in respect to the year ended 31 December 2002 of €8,319. On April 2, 2003 the General Assembly unanimously approved the proposed dividend. The dividend payment date has been set to May 30, 2003 to registered holders of the Company’s shares as at April 15, 2003.

Telesoft purchase: On March 14, 2003 the Extraordinary General Assembly of Stet Hellas’ shareholders approved the acquisition by the Company of the entirety of shares (100%) of Telesoft, a related party, for the amount of €60,000. The acquisition was concluded on March 28, 2003. On April 23, 2003 the Board of Directors resolved to proceed with a merger by absorption, of Telesoft into Stet Hellas.