Form 20-F
period 2003-12-31
STET HELLAS TELECOMMUNICATIONS SA
filed 2004-06-17
CIK 1060964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period fromN/A to N/A

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

Ordinary Shares, nominal value €1.53 per share

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

Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared on the basis of U.S. GAAP. Unless otherwise indicated, references in this Form 20-F to “financial statements” are to our annual audited financial statements (including the notes thereto) included herein.

The financial statements are presented in euro, the official currency of Greece. References to “€” or “euro(s)” are to the single currency of the participating member states in the Third Stage of the European and Economic Monetary Union (“EMU”) pursuant to the treaty establishing the European Community, as amended from time to time. Greece entered into the EMU on December 31, 2000. References to “Greek drachma”, “drachmas”, or “Drs.” are to the previous Greek currency, which was the official currency until December 31, 2001. References to “U.S.$”, “$” or “dollars” are to United States currency, references to “NLG” or “guilders” are to Dutch currency and references to “pounds sterling” are to the currency of Great Britain. Solely for convenience, this Form 20-F contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro amounts into dollars have been made at the rate of $1.2597 per €1.00, the noon buying rate for cable transfers of euros as certified by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2003. For historical information regarding rates of exchange between the euro and the dollar, see “Item 3. Key Information”. On June 15, 2004, the noon buying rate for the euro was $1.2139 per €1.00.

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

Our registered office and headquarters is located at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece. Telephone (30-210) 615-8000.

Page
INDEX TO THE FINANCIAL STATEMENTS	F-1
EXHIBIT 1.2
EXHIBIT 8
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 13.2

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” and the notes thereto included elsewhere in this Form 20-F. The financial statements have been prepared in accordance with U.S. GAAP. The selected financial data set forth below as of and for the fiscal years ended December 31, 2001, 2002 and 2003 have been derived from our financial statements included elsewhere in this Form 20-F, which have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent public accountants (“Ernst & Young”). The selected financial data set forth below as of and for the fiscal years ended December 31, 2000 and 1999 was derived from our previous financial statements which were audited by Arthur Andersen Certified Auditors - Accountants S.A., independent public accountants (“Arthur Andersen”).

	Year ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	€	€	€	€	€	U.S.$
	(in thousands, except per share amounts)
Statement of Income Data
Operating revenue:
Revenues from telecommunications service	415,323	477,961	504,801	666,453	761,934	959,808
Revenues from sales of handsets and accessories	29,497	41,934	18,956	23,878	46,606	58,709

Total operating revenues	444,820	519,895	523,757	690,331	808,540	1,018,517
Cost of sales and services provided	(156,695)	(199,052)	(195,392)	(252,752)	(331,420)	(417,489)

Gross profit	288,125	320,843	328,365	437,579	477,120	601,028
Provision for doubtful accounts	(8,969)	(6,124)	(5,693)	(5,081)	(7,100)	(8,944)
Selling, general and administrative expenses	(207,780)	(241,561)	(234,953)	(298,240)	(303,137)	(381,861)

Operating income	71,376	73,158	87,719	134,258	166,883	210,223
Interest and other financial income (expense), net	(27,178)	(20,869)	(16,637)	(14,471)	(10,818)	(13,627)
Income before income taxes	44,198	52,289	71,082	119,787	156,065	196,596
Income taxes (provision) benefit	(24,811)	(25,611)	(35,241)	(43,349)	(63,446)	(79,923)

Net income before cumulative effect of change in accounting principle for SFAS 143, net of tax	19,387	26,678	35,841	76,438	92,619	116,673

Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	—		—	(1,000)	(1,260)

Net Income	19,387	26,678	35,841	76,438	91,619	115,413

	Year ended December 31,
	1999	2000	2001	2002	2003	2003(1)
	€	€	€	€	€	U.S.$
	(in thousands, except per share amounts)
Amounts per common share
Income before cumulative effect of change in accounting principle for SFAS 143	0.27	0.37	0.48	0.92	1.11	1.40
Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	—	—	—	(0.01)	(0.01)

Net Income per share – basic and diluted	0.27	0.37	0.48	0.92	1.10	1.39
Dividend per share			0.09	0.10	0.10	0.13
Weighted average shares outstanding – basic and diluted	72,600,000	72,600,000	74,979,847	83,193,220	83,193,220	83,193,220

(1)	Solely for the convenience of the reader, euro amounts have been translated into dollars at the rate of $1.2597 per €1.00, the noon buying rate on December 31, 2003.

	As at December 31,
	1999	2000	2001	2002	2003	2003(1)
	€	€	€	€	€	U.S.$
	(in thousands)
Balance Sheet Data
Total assets	511,092	654,988	868,553	944,592	1,026,328	1,292,867
Long-term debt, net of current maturities	188,941	231,182	122,067	222,067	100,000	125,970
Long-term debt due to related companies	—	—	60,000	60,000	60,000	75,582
Total long-term liabilities less long-term debt	6,127	7,520	52,846	57,535	78,648	99,072
Total liabilities	410,705	527,924	619,285	626,373	624,809	787,076
Shareholders’ equity	100,387	127,064	249,268	318,219	401,519	505,791

(1)	Solely for the convenience of the reader, euro amounts have been translated into dollars at the rate of $1.2597 per €1.00, the noon buying rate on December 31, 2003.

Dividends

On June 10, 2002, we paid dividends of €7,487,390, or €0.09 per share, for our fiscal year 2001, on May 30, 2003 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2002 and on May 28, 2004 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2003. We expect to continue to pay dividends in the future to the extent we are legally allowed and subject to our financial condition, the funding needs of our investment program and other relevant factors. See Note 21 to the financial statements.

Exchange Rates

Since January 1, 2002, our functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are effective at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the then current exchange rates. Gains or losses resulting from foreign currency remeasurements are reflected in the statements of income.

The accounts previously issued in Greek drachma have been restated using the euro as the reporting currency. The conversion rate effective on December 31, 2001 was the rate of drachmas 340.750 per 1.00 euro. The financial statements as reported in euro depict the same trends as would have been presented if the Company had continued to present financial statements in drachma. Certain reclassifications have been made to the presentation of the 2001 and 2002 financial statements to conform to those of 2003.

The following table sets out, for the periods and dates indicated, certain information regarding the noon buying rates for euro, expressed in U.S. dollars per €1.00.

	Dollars per Euro
	Year end	Average(1)	High	Low
1999	1.0070	1.0588	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361

(1)	The average of the noon buying rates on the last trading day of each month during the relevant year.

The table below sets forth the high and low exchange rates between the euro and dollar, expressed in dollars per euro, for each of the six months ended May 31, 2004.

	High	Low
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802
May 2004	1.2274	1.1801

The euro to dollar exchange rate announced on June 15, 2004, the latest practicable date prior to filing this report was $1.2139 = €1.00.

Risk Factors

We face significant competition from the other telecommunications operators in Greece, which may adversely affect our results of operations

There are currently four mobile telecommunications operators in Greece, and the market is highly competitive. Panafon S.A., or Panafon-Vodafone, one of our principal competitors in the Greek GSM market, is a subsidiary of the Vodafone Group PLC, a UK mobile telecommunications company. Our other principal competitor in the Greek GSM market is Cellular Operating System of Mobile Telecommunications S.A., or Cosmote, a subsidiary of Hellenic Telecommunications Organization S.A. or OTE. Cosmote provides mobile telecommunications services principally using DCS 1800 technology. Additionally, Infoquest S.A., or Infoquest, a Greek information technology company, has been operating under the brand name Q-Telecom since June 2002, after it was granted a DCS 1800 license by the Greek National Telecommunications and Postal Commission, or NTPC. Infoquest operates a Mobile Virtual Network Operator, or MVNO, type business model roaming on Panafon-Vodafone’s network.

As at March 31, 2004 our respective market shares were: STET Hellas 23.1%, Panafon-Vodafone 34.7%, Cosmote 38.0% and Q-Telecom 4.3%. Competition for customers between Panafon-Vodafone, Cosmote, Q-Telecom and us is based principally upon the price of services, promotional discounts, the range of services and the quality of customer care. See “Item 4. Information on the Company—Competition”.

There can be no assurance that we will be able to maintain our current market share in the Greek GSM market, nor can there be any assurance that the costs associated with maintaining our market share in the face of competition from the other market participants will not have an adverse effect on our results of operations. Furthermore, the impact of Q-Telecom, which commenced operations in June 2002 has began to be felt by all incumbent operators, especially in the pre-paid customers segment through aggressively targeted low pricing. There can be no assurance that competition associated with the introduction of a fourth competitor will not adversely affect our results of operations.

Some of our competitors may be able to benefit from their relationship with their shareholders to increase their market share

Some of our competitors may be able to increase their market share due to their relationship with their shareholders. In particular, both Cosmote and Panafon-Vodafone may benefit from higher levels of brand recognition associated with their respective principal shareholders. Cosmote’s principal shareholder OTE (the incumbent fixed-line telecommunications operator in Greece) enjoys a high level of brand recognition in Greece and Panafon-Vodafone may benefit from high levels of brand awareness and global advertising conducted by the Vodafone Group PLC, their principal shareholder. In addition, Cosmote may be able to benefit from OTE’s existing telecommunications infrastructure to enhance the speed of its network build-out, particularly with respect to new technologies such as UMTS. Similarly Panafon-Vodafone could benefit from Vodafone Group’s plans for UMTS network build-out and leverage on UMTS equipment, terminals and data cards procurement. Although we were the first in the Greek market to commercially launch UMTS services in January 2004, we might not be able to fully exploit synergies with our major shareholder, Telecom Italia Mobile S.p.A., or TIM, as a result of different rates of UMTS network roll-out stemming from different UMTS license requirements. If Cosmote and Panafon-Vodafone are able to complete the build-out of their UMTS networks significantly faster than we are, we may lose market share if our customers transfer or new customers move to the competition. A loss of market share may reduce our revenues and adversely affect our results of operations.

A favorable market for UMTS services in Greece may not develop, limiting our ability to recoup the cost of our investment in the UMTS license and network, which would adversely affect our results of operations

Our bid for a third generation, or 3G, UMTS mobile telecommunications license was accepted by the NTPC in July 2001. Our UMTS license will cost an aggregate of €147 million (approximately $185.2 million) of which we paid €103 million (approximately $129.7 million) on August 6, 2001. Further installments will be paid beginning in 2005. We will also need to make substantial investments during the next several years in order to build out our UMTS network and develop related services and products. Our ability to recoup these expenditures will depend largely upon the anticipated widespread market acceptance of UMTS technology. Although we have recently launched UMTS services on a commercial basis, there are still issues to be resolved in order to minimize associated risks. UMTS technology is being developed at a slower pace than initially expected and needs further development in order to provide the expected advantages over existing technologies or other technologies that may be developed in the future. In addition, demand for UMTS-based services has not yet been proven and may not develop as we anticipate. Accordingly, no assurance can be given that a significant market for UMTS services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS services. Technical problems associated with UMTS, such as integration and interoperability with existing 2G network have been resolved. Nevertheless, UMTS-enabled terminals are not widely available in terms of variety, quantity and supported functionality, a fact which might lead to limited acceptance. If UMTS does not deliver the anticipated advantages or gain widespread acceptance or if we derive a smaller percentage of our total revenues than expected from our UMTS-related services, we may not be able to adequately recoup our investment in the UMTS license and network, which could have a material adverse effect on our results of operations and financial condition.

We are dependent on the continued development of the Greek mobile telecommunications market and may be adversely affected by Greek political and economic developments beyond our control

The development of our business will depend, in large part, on the evolution of the mobile telecommunications industry in Greece. According to officially released company data and based on the latest official census citing a Greek population of approximately 10.9 million, the market is, as of March 31, 2004, near saturation at approximately 97% penetration, which indicates some growth potential, though at a slow pace. Therefore, our growth relies on maintaining our market share and developing the demand for our various services by our existing customers. The demand for our services will be affected by a number of factors, many of which are outside our control. Such factors include general economic conditions, the gross domestic product per capita of Greece, the relative development of the GSM and the UMTS markets and any rival market for the provision of mobile telecommunications services, the price of handsets, dealer commissions and the availability, quality and cost to the customer of competing services. Although Greece is a member of the EMU, a significant slowdown in economic growth in Greece could adversely affect us by slowing the rate of customer acquisition and retention, by causing a decline in the average monthly minutes of use per customer or the average monthly revenue per customer, or by causing an increase in the inability of customers to make payments on their accounts. Given these factors, as well as the relatively short history of the mobile telecommunications industry in Greece, it is difficult to predict with any degree of certainty the growth of mobile telecommunications services in Greece or the number of our customers.

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

We may be adversely affected by reduced international travel as a result of terrorist activity

During the year ended December 31, 2003, roaming revenues amounted to approximately €52 million, or 6.8%, of our revenues from telecommunications services. We principally derive roaming revenues from business travelers and tourists who are customers of other network operators, and from our own customers making calls using another GSM network while traveling outside Greece. The threat of potential terrorist attacks may result in materially decreased business and tourist travel to Greece, which could result in significantly reduced roaming revenues, or in the lack of realization of increased roaming revenues associated with an increase in tourism to Greece for the Athens 2004 Olympic Games. It is possible that a decline in travel to Greece due to potential terrorist activity could adversely affect our results of operations and financial condition.

If we are unable to reduce or maintain our rate of “churn”, we may suffer reduced resources or lower cash flows, which would adversely affect our results of operations

“Churn” refers to customer disconnections, either voluntary (due to customers switching to competing GSM networks or terminating their use of our GSM services, including customers who subsequently reactivate on our network) or involuntary (due to non-payment of bills or suspected fraudulent use). We believe that if we fail to reduce or maintain the level of churn, this may lead to increased subscriber acquisition/retention costs or reduced revenues, each of which may have an adverse effect on our results of operations. While we have taken various measures to increase customer loyalty and reduce the rate of churn, such as providing customers with new handsets to reduce the incentive for voluntary churn and requiring thorough credit checks to reduce involuntary churn, we believe that regulations of the NTPC requiring Mobile Number Portability (the right of subscribers to keep their personal mobile telephone number, even if they change mobile telecommunications operators), which came into effect on a commercial basis on March 1, 2004, may result in increased churn rates between mobile operators.

Much of our financing is with or guaranteed by Telecom Italia, or its affiliates, and if Telecom Italia can no longer continue to provide financing and/or guarantees to us, we may not be able to fund substitute financing or guarantees on similar terms.

We have entered into several significant transactions with Telecom Italia S.p.A., or its affiliates (which we together refer to as “Telecom Italia”), in the past and may continue to do so in the future. In particular, Telecom Italia has guaranteed long-term loans to us from the European Investment Bank, and a syndicated loan arranged by ABN AMRO Finance (UK) Limited, in an aggregate principal amount at December 31, 2003 of approximately €174 million. Telecom Italia has also guaranteed short-term working capital facilities from San Paolo IMI Bank S.p.A. and Citibank N.A. in an aggregate principal amount at December 31, 2003 of approximately €43.1 million. Furthermore, in December 2001, Telecom Italia had made available to us a five-year medium-term fixed rate financing facility in an aggregate principal amount of €60 million. See Note 9 to the financial statements. In addition, TIM International N.V. (an affiliate of Telecom Italia) made a short term loan facility in an aggregate amount of €100 million available to us in 2002. See “Item 7. Major Shareholders and Related Party Transactions” and Note 7 to the financial statements. Recently, Telecom Italia’s credit rating was downgraded by certain rating agencies. As a result, we have had to provide new guarantors for certain loans. Management believes that it can obtain financing from sources other than Telecom Italia and its affiliates without a guarantee from Telecom Italia, nonetheless such financing may not be on terms as favorable as those obtained with a Telecom Italia guarantee.

Relationships with our shareholders and among shareholders

We are controlled by a part of the Telecom Italia Group and its affiliates. On August 2, 2002, TIM International, N.V. acquired the 17.45% of our outstanding ordinary shares previously held by Verizon Europe Holdings II B.V. Accordingly, TIM International N.V. owns 81.40% of our outstanding ordinary shares. TIM International N.V. is wholly owned by TIM. Telecom Italia currently owns approximately

56.0% of TIM. Accordingly, Telecom Italia and its affiliates, including TIM, control all matters requiring a majority vote of the shareholders at a general meeting of the shareholders, such as the appointment of a majority of the Board of Directors, the approval of our annual financial statements and the declaration of dividends by us. Telecom Italia can also exercise significant influence over our business through their representation on our Board of Directors.

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

We are dependent on a limited number of suppliers

We purchase approximately 100% of our GSM core network equipment (switching equipment software and hardware), from Ericsson Telecommunicazioni S.p.A, or Ericsson, and subsequently from Ericsson Hellas S.A. Our radio network equipment (base station controllers, or BSC, base transceiver stations, or BTS, operation support systems and cross connect systems equipment) is completely based on Ericsson Hellas S.A. and Siemens products, while approximately 80.0% of our transmission equipment is also provided by Siemens. As a result, it may be necessary for us to purchase certain additional and replacement equipment from these suppliers. Furthermore, in connection with our UMTS network deployment and more specifically the first phase of our 3G network rollout, we have entered into a contractual agreement with Nokia OYJ for the purchase of radio and core network infrastructure equipment exclusively from Nokia OYJ. Consequently, the inability of these suppliers to supply equipment to us for any reason, including delays, as well as potential interoperability issues between our new 3G/Nokia and our existing 2G/Ericsson network infrastructure may have an adverse effect on our financial condition and results of operations in the short term. See “Item 4. Information on the Company—Suppliers.”

We are dependent on a major distribution retail chain that has distribution agreements with our competitors

Germanos, the largest mobile retail chain in Greece, and our most significant master dealer, has distribution agreements with our competitors Cosmote and Panafon-Vodafone. These distribution agreements might negatively affect the level of our gross activations, threatening our market share development, and thus adversely affecting our financial condition and results of operations.

We are dependent on telecommunications interconnections over which we have no direct control

Our ability to provide commercially viable telecommunications services depends on our ability to interconnect with the telecommunications networks of OTE, Panafon-Vodafone, Cosmote and Infoquest,

as well as any new operators who have entered and may enter the market, especially those who have a fixed wireless access, or FWA, license, and all other operators that are awarded a special license to offer fixed telephony services (alternative carriers). While we have interconnection agreements with OTE, Panafon-Vodafone, Cosmote and Infoquest, we have no direct control over the quality and timing of the investment and maintenance activities that are necessary for these operators to provide us with interconnection to their respective telecommunications networks. See “Item 4. Information on the Company—Significant Competition”. The failure of OTE, Panafon-Vodafone or Cosmote to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Cost of Sales and Services Provided”.

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

More specifically, our business operations might be adversely affected by falling interconnection termination rates, and by the notification from the NTPC in March 2003 that STET Hellas is designated as having “significant market power” in the mobile market. The primary result of this notification is that we must institute non-discriminatory tariffs, aligning the interconnection termination rate for fixed to mobile lines with that for mobile to mobile lines. Furthermore, the implementation of the new regulatory framework— initially set by the European Commission for July 2003 though still pending, which re-defines the various mobile telecommunications markets will substantially influence the interconnection rates, as well as the retail prices of the services offered, and it may have a material effect on our business. Additionally, we might be adversely affected by site acquisition related issues and delays in obtaining necessary permits from city planning authorities in connection with our network rollout.

We may be adversely affected by the impact of rapid technological changes with which we may not be able to keep pace

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

Our business may be adversely affected by the alleged health risks of mobile telephone handsets

In recent years, concerns have been expressed about the potentially negative effect of electromagnetic emissions from handsets on the health of mobile telephone users, and the Commission of the European Union has been investigating these concerns since 1995. The actual or perceived risk of mobile communications devices, press reports about risks or any litigation relating to such risks could adversely affect us through a reduction in our customer growth rate, customer base or average monthly minutes of use per customer and could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by foreign exchange rate fluctuations

Our American depositary shares, or ADSs, are traded on the NASDAQ National Market, or NASDAQ, in dollars. Fluctuations in the exchange rate between the dollar and the euro may affect the market price of the ADSs. In addition, any cash dividends we will pay on the shares will be paid in euro and, as a result, exchange rate fluctuations will affect the dollar amounts received by holders of ADSs on conversion of such dividends by the depositaries.

Our financial position may be adversely affected by the outcome of certain legal proceedings

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

We are one of four operators licensed to provide mobile telecommunications services in Greece, and one of three operators licensed to provide national GSM services in the 900 Mhz frequency band and UMTS services in Greece. We were awarded a twenty-year license to provide digital GSM services by the Greek Ministry of Transport and Communications on September 30, 1992 and commenced commercial operations in June 1993. Until February 2004, we operated in the Greek market under the brand name “Telestet”, at which point we re-branded to “TIM”. Following a competitive tender, we entered into a concession agreement, dated August 6, 2001, with the Greek State and on the same date, were granted a fifteen-year license to operate a DCS 1800 network and a twenty-year license to operate a UMTS network in Greece. On December 31, 2002, we signed a commercial agreement with EUROPROM Telecommunications S.A. to lease EUROPROM’s Fixed Wireless Access (FWA) license in the 25 GHz frequency band. This agreement enables us to bundle mobile and FWA service elements thus offering combined fixed and mobile voice and data products and services.

At December 31, 2003, we had 2,402,777 customers and our GSM network covered approximately 99.92% of the major roads, 99.99% of towns with a population of more than 5,000 inhabitants (139 municipalities, including the Athens metropolitan area, Thessaloniki and Patra) as well as approximately 85.0% of the Greek islands, including Crete and Rhodes, based on internal estimates using the -94 dBm signal level as required by the terms of our GSM license.

Based on the 1991 Greek census, our population coverage at the end of 2003 was approximately 97.7%.

Principal Shareholders

Our major shareholder is TIM International N.V., a Dutch corporation wholly owned by Telecom Italia Mobile S.p.A., or TIM, a leading operator of mobile telecommunications in Italy and Europe. As of December 28, 2001, TIM International B.V. (a Dutch company wholly owned by TIM) merged with and into STET Mobile Holding N.V. under the company name TIM International N.V. TIM is an affiliate of Telecom Italia. On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon Europe Holdings II B.V. in STET Hellas, becoming the sole majority shareholder.

TIM and its affiliates provide us with substantial technical and other expertise, including the secondment of employees to fill key management roles. In particular, TIM provides substantial assistance to us in the areas of technical planning and training, marketing, product development, purchasing and personnel matters.

Subsidiary Information

In 2003, we completed both an acquisition and a merger of Telesoft Software Development and Consulting Services S.A., or Telesoft S.A., into STET Hellas S.A.. On March 14, 2003, the extraordinary general assembly of our shareholders approved the acquisition by STET Hellas S.A. of all of the shares of Telesoft S.A. for the total sum of €60,000, to allow us to control the production of a variety of software products that we consider to be important to our operations and to cover our needs and requirements in a number of new technological applications. The acquisition was concluded on March 28, 2003, and the subsequent merger of Telesoft S.A. into STET Hellas S.A. was concluded on November 14, 2003. As a result, we no longer have any subsidiaries.

Services and Products

Our principal business is the provision of mobile telecommunications services in Greece using the digital GSM standard, including network access and related value-added services. Since June 1996, we have offered our services to contract customers on the basis of various tariff plans with different rates of monthly service fees and airtime tariffs to accommodate the particular service requirements and anticipated usage of different segments of the Greek market. In May 1997, we also introduced prepaid GSM services to further meet the service requirements of the primarily younger targeted groups and market segments. In March 2000, we introduced an integrated telecommunications solution for the business market under the “B BEST” brand, which provides tariffs and tailored services to match different business customer profiles. In August 2002, we launched Multimedia Messaging Services, or MMS, which has the capability to automatically adjust “Over the Air” the MMS-enabled mobile phone settings, offering our customers access to various advanced applications in addition to the standard MMS functionality, thus paving the way to 3G mobile services. In October 2003, we soft-launched the first UMTS services in Greece to a select group of users offering them, in addition to voice value-added services, Internet access with connection speeds up to 384 kbps and swift MMS advanced services, thereby strengthening our place at the technological forefront of Greece’s mobile industry. Our full commercial launch of this service took place in early 2004. Overall, during 2001, 2002 and 2003, we further diversified the products and services we offer, following our ongoing segmentation strategy. By offering a variety of services and products to a broad range of customers, including residential contracts, prepaid customers and business customers, we are able to accommodate all segments of the Greek mobile telecommunications market.

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

During the first quarter of 2001, we redesigned our existing professional tariffs to target high-end users by increasing the bundled airtime and decreasing call rates. During the third quarter of 2001, we launched basic commercial general packet radio system, or GPRS, services to all our contract customers, both business and residential, including WAP over GPRS, mobile-Internet access and corporate access. We introduced volume-based charging for our GPRS services, offering two customized tariff plans that address the needs of each of the consumer and business market segments.

In November of 2002, we complemented our offer to the high-end residential market segment with the launch of “TELESTET PRO 50”, a bundled minutes-based tariff plan featuring 50 minutes of bundled airtime, responding to market demands for new competitive tariffs. In January 2003, we launched six new competitive bundled-minutes based tariff plans, encompassing the changing needs of a wider market spectrum. These new TELESTET packages mainly offer bundled airtime ranging from 20 to 600 minutes per month depending on the tariff plan, and common rates for calls to all terminations, regardless of operator. In October 2003, we started to offer one more bundled-minutes based tariff plan, the TELESTET 350, to meet competitive market demands, offering 350 minutes bundled airtime per month, and common rates for calls to all terminations, regardless of operator.

In December 2003, we started to offer “TELESTET Free Six”, allowing new customers to subscribe to any of the TELESTET 20-600 tariff plans, without a terminal subsidy. Instead these customers receive a monthly credit towards their monthly phone bill as compensation for the un-subsidized connection.

We also aim to motivate our customers to use their mobile phone as a tool for services beyond traditional voice calling and to educate them about current and upcoming UMTS services by offering innovative value-added services that address our customers’ needs. Towards the end of 2001, we introduced a new strategy for our value-added services that focuses on building customer value through enhanced data services. In late 2001, we launched “TELESTET Finder” and “Call Attempt Notifier”. TELESTET Finder is an SMS location-based service that enables our customers to find the store, service or company nearest to the location of their mobile phone. Call Attempt Notifier allows our customers to receive SMS notification of calls missed when their mobile phone is switched off or out of network range. Our focus on technological innovation and enhanced product and service offerings culminated in mid-2002 with the launch of Multimedia Messaging Services, or MMS. During 2003, we continued our focus towards the successful transition from 2G to 2.5G and 3G services, and we complemented our MMS offer through the launch during the course of the year of several high-tech and in-demand services, such as “TELESTET MMS Weather” and “TELESTET Video News”. TELESTET MMS Weather is an MMS location –based service that provides our customers, on a 24-hours basis, weather forecasts for all capital cities and major tourist resorts in Greece. TELESTET Video News offers our subscribers the possibility of viewing both local and international daily news direct from their mobile phones, through an exclusive collaboration with the Greek Business Channel of Nova cable TV.

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

In 2002, we launched two new entertainment services under the FREE2GO umbrella: “FREE2Flirt”, an SMS-based game allowing customers to exchange messages with people sharing common interests, and “FREE2PlayGalaxy”, a multiple choice SMS-based game. Additionally, we continued to enhance our offer of value added services with the launch of “TELESTET Sharing”, allowing our prepaid customers to transfer airtime instantly, even while abroad, by sending an SMS.

In 2003, we enhanced our “FREE2Date” service by offering access to the service through MMS and re-launching it under the modified brand name “TELESTET Dating”. Furthermore, building on the success of the FREE2GO product, we enriched our value proposition to the prepaid market with the launch of TELESTET For All, in May 2003. This product combines competitive flat rates irrespective of call termination, automatic activation from the first call, and access to all of our technologically-advanced value-added services, while it is available through our direct distribution channel of TELESTET Centers as well as through our dealers network.

Business Customer Services

We offer our business customers (including corporations, small and medium enterprises, or SMEs, and small office home office companies, or SOHOs) network access and mobile telecommunications services tailored to the specific needs of each business customer, including data traffic transmission between two or more customers’ sites. Additional business customer services include Virtual Private Network, Business Connect, Professional Voice Mailbox, Teleconference, Mobile Organizer, Data & Fax Transmission, Bulk Web SMS messaging for companies and electronic billing, which presents our customers’ monthly bills on the web. As of December 31, 2003, approximately 43% of our contract customer base were business customers.

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

In 2003, we focused our efforts on providing an enhanced value proposition to the business market by revamping our tariff plans services. During the first quarter of 2003, we introduced two new tariff plans, “B BEST Corporate” and “B BEST Professional”, targeting the needs of both the larger and smaller businesses, introducing a quality-based discount scheme in addition to the existing volume-based one. Both tariff plans were supplemented by add-on options, providing voice-driven tailor-made solutions for every business customer. By mid-2003, we altered the “B BEST Professional” tariff plan , launching the “B BEST Professional II” with a lower monthly fee and access to new value-added services geared towards stimulating intra-company traffic. Additionally, by mid-2003, we launched an attractive GPRS service tariff proposition that targets low, medium and heavy data users. The philosophy of the newly introduced GPRS plans was to provide three tariff propositions, the “GPRS Basic”, GPRS 10” and “GPRS4010”, meeting different data volume needs.

Furthermore, during 2003 we moved a step closer to providing integrated telecommunication solutions for larger corporations, with the launch of “Corporate Connect” - that offers business customers fixed outgoing telephony at competitive rates – and by our leased-lines offer, allowing them to wirelessly interconnect their sites and ultimately build data and voice Virtual Private Networks.

Internet Services

Consistent with our one-stop shop approach, in February 2001 we launched “B OnLine Internet”, the first integrated mobile telephony and fixed Internet service offering in the Greek market. B OnLine was the first product of our commercial cooperation with Forthnet S.A., a Greek Internet service provider. Building on this relationship, we enhanced our B OnLine Internet service with the launch of “B OnLine ISDN” towards the end of 2001. This service provides access to the Internet via a fixed ISDN line, at speeds of 64 kbps, as well as a free line for making voice calls or sending and receiving fax messages simultaneously.

Value-added Services

In addition to standard GSM services, such as call waiting, call forwarding, call barring, caller identification and conference calling, we offer our whole customer base a wide range of state-of-the-art value-added services, including:

•	“TELESTET Services”, including directory assistance, mobile fax, email, and information regarding the weather, sports news, stock exchange, and exchange rates through Interactive Voice Response, or IVR, and SMS;

“TELESTET GETALERT Services”, which gives customers the ability, through a ‘notification-alert system’, to automatically receive personalized information on subjects of their choice;

•	“TELESTET Voice Services”, a voice portal which provides a wide range of infotainment and entertainment services;

•	“TELESTET WAP”, our mobile portal, which features a portfolio of online services and exclusive access to certain Internet portals;

•	WAP browsing capabilities to any WAP site on the web;

•	Professional voice mail, which allows customers to receive voice mail messages with message notification features that alert them when they have received messages and also enables them to forward, prioritize and send messages to multiple recipients;

•	Fax and data transmission services;

•	Location based services, such as the “TELESTET Personal Mobile Guide” a service available in four languages providing information on historic and archaeological sites throughout Greece, transportation routes, cinemas and cultural events. It also allows foreign roaming customers to be connected to the emergency phone numbers of the nearest car rental agency, radio taxi service or

TELESTET store; “TELESTET Finder”, an SMS-based service that allows the user to locate the address and telephone number of the point of interest closest to its location;

•	Teleconference, which allows up to six users to talk simultaneously, independent of a network or operator, so long as the call originated from a TELESTET mobile customer;

•	“Organizer”, a form of call divert that allows customers a choice of three pre-programmed alternative numbers if the customer cannot answer the call;

•	High-speed Circuit Switched Data, or HSCSD, enabling our customers to enjoy data access speeds up to 38.4 kbps, four times faster than the previous 9.6 kbps. HSCSD marked the first step towards GPRS and multimedia services;

•	GPRS services, including WAP over GPRS services, allowing for higher speeds; mobile-Internet service for browsing the web at higher speeds and lower cost and corporate access, for remote access to a company’s lan/network and databases;

•	Multimedia Messaging Services, or MMS, enabling customers to send and receive photos, high-definition colored or animated images, audio files and more, to and from another MMS-enabled phone or to an email address, and to access interactive applications. Additionally, through MMS we also provide access to a wide content portfolio including dating services, weather forecasts, video news, personal message composer and movies information;

•	“Call Attempt Notifier”, a service which allows our customers to receive SMS notification on calls missed when their mobile phone is switched off or out of network range;

•	“TELESTET E-bill”, a service providing customers with access to their mobile phone bill over the Internet;

•	“TELESTET Mobile Organizer”, which offers Calendar and Agenda functions through synchronization with Microsoft Outlook;

•	“TELESTET Sharing”, which enables prepaid customers to exchange airtime by sending an SMS;

•	Social and entertainment services including “TELESTET Trivial Pursuit”, “TELESTET Dating”, a service which allows our customers to get to know each other ‘virtually’, “FREE2Chat”, a service which allows all users to interact with other chat room participants or create their own chat room to discuss the subject of their choice, “FREE2Flirt”, an SMS based game allowing customers to exchange messages with people sharing common interests, and “FREE2PlayGalaxy”, a multiple choice SMS-based game;

•	Information services including “TELESTET Mobile Dictionary”, providing translation between seven different languages and “TELESTET Score”, notifying customers of real-time soccer, basketball and Formula One results; and

•	Charity donation services including such charities as “Medecins Sans Frontieres”, allowing our customers to donate funds to participating organizations.

International Roaming

Our contract and prepaid customers can make and receive calls in other countries on GSM networks. In December 1999, we were the first operator in Greece to offer limited international roaming to our prepaid customers. With the launch of TELESTET E-bill, we started offering full roaming services to our prepaid customers.

As of December 31, 2003, we had entered into international roaming agreements with 271 GSM operators in 118 countries. These agreements cover most countries in Europe, parts of the United States and countries with significant Greek populations, such as Australia and South Africa.

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

Customers

Near the end of 2003, we shortened our disconnection cycle for prepaid customers, in-line with the Greek and European market trend. Consequently, 382,051 inactive prepaid customers were effectively disconnected on the last day of the year. As a result, as of December 31, 2003, we had 2,402,777 customers, a decrease of approximately 4.4% as compared with December 31, 2002. At the end of the year prepaid customers numbered 1,584,863, accounting for 66.0% of our total customer base. Contract customers numbered 817,914 at year-end, or 34.0% of the total customer base. We believe that the increase in the number of customers is attributable to a number of external and internal factors, such as:

•	The growth of the Greek mobile telecommunications market that although is reaching saturation, still demonstrates room for growth, mainly coming from the tendency towards multiple SIM-card ownership, as well as the relatively high number of customers in the Greek mobile market that do not use their mobile phone;

•	The gradual education of potential mobile users;

•	The introduction of our various new tariff plans with competitive pricing schemes (discounts);

•	Our offering of value-added services and applications which respond to specific customer needs; and

•	The overlap of our different services and products, leading to increased awareness of the variety of our services and products in the market.

Churn

“Churn” refers to customer disconnections, either voluntary (due to customers switching to a competing mobile telecommunications network or terminating their use of GSM services, including customers who subsequently reactivate on our network) or involuntary (due to non-payment of bills or suspected fraudulent use).

Near the end of 2003, we changed our disconnection policy for prepaid customers introducing a shorter disconnection cycle, from approximately 19 months to approximately 13 months. Consequently 382,051 inactive prepaid customers were effectively disconnected on the last day of the year. Although this “clean-up” process had no effect on our financial results, considering that these customers were inactive for a given period of time, it resulted in an extraordinary inflation of our average annual churn rate for 2003 to 41.6%. If we were to exclude the prepaid customer base “clean-up” our 2003 average annual churn rate would have been 27.3%, compared with 32.8% and 26.7% in 2002 and 2001, respectively.

In order to minimize churn caused by customers voluntarily terminating service, we aim to ensure that our service remains competitive and we require contract customers to sign contracts with a minimum duration of one year, with penalties for early termination.

Over the past year we have invested valuable resources in order to further develop our customer relationship management approach to our customers. More specifically, we have encouraged customer loyalty by addressing several specific customer concerns. For example, we offer customers a 20.0% discount on their monthly fees after one year with us and also continue to improve our terminal upgrade policy for pre-determined customers who are up for possible contract renewal.

In addition to these basic loyalty programs, we continue to offer programs targeted at our medium-to-high-value customer segments. Our loyalty scheme, “Avantage”, was introduced in 2001 and allows customers to accumulate points according to their monthly bill spending and tenure, and to exchange them for a variety of services and products. In 2003, the installation of the Siebel platform facilitated a more effective management of this loyalty program.

In addition, we continued programs to enhance customer relations and our overall image, such as “Anniversary Calls” to pre-determined customers whose contracts will soon be up for expiration, “Welcome” contacts to proactively exploit cross-selling opportunities, and “Trouble Call Back” contacts focusing on the effective resolution of customer complaints.

Traffic Volume

The table below sets forth, for the periods indicated, selected traffic data for our business.

	Year ended December 31,
	2001	2002	2003
Total traffic (in millions of minutes)(1)	1,572.0	2,120.5	2,709.9
Average monthly minutes of use per customer (2)	70.0	77.5	84.8

(1)	Includes mobile to mobile, mobile to fixed line, and fixed line to mobile calls (national and international).

(2)	Average monthly minutes of use per customer is calculated by dividing total traffic by the average number of customers for the year divided by twelve.

Growth in total traffic from 2001 to 2003 was due principally to the growth in our contract customer base during this period and to the increase of high-quality bundled-minutes based customers in our total customer base. Continued traffic volume growth depends on a number of factors, including pricing and the availability of new services, general economic conditions and the overall mix of our customers. The increasing trend in average minutes of use per customer per month of approximately 10.7% in 2002 compared with 2001, continued in 2003 with a 9.4% increase in average minutes of use per customer per month, compared with 2002. This was a result of our strategy to increase our focus on more profitable market segments.

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

In January 2003, we launched six new competitive bundled-minutes based tariff plans, encompassing the changing needs of a wider market spectrum. These new TELESTET packages mainly offer bundled airtime ranging from 20 to 600 minutes per month depending on the tariff plan, and common rates for calls to all terminations, regardless of operator.

In May 2003, we complemented our offer to the prepaid segment of the market with the launch of “TELESTET For All”, a voice-oriented product that combines competitive flat rates irrespective of call termination, automatic activation from the first call, and access to all of our technologically-advanced value-added services.

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

Prepaid Customer Tariffs. We offer prepaid customers two tariff plans, designed to cover the needs of the entire prepaid market segment: a voice-oriented plan, with customized options capabilities, as well as an SMS-oriented plan. Our prepaid airtime tariffs are incurred on a per-second basis with a minimum duration ranging from 20 to 30 seconds, depending upon the tariff plan.

Business Customer Tariffs. Monthly service fees and airtime tariff rates applicable to our business customers are based on our customers’ specific needs in line with our B BEST offering. There are different business packages for different customer profiles and for different numbers of phone lines.

Traffic Revenue

The table below sets forth average monthly revenue per customer for the periods indicated.

	Year ended December 31,
	2001	2002	2003
Average monthly revenue per customer(1)	€22.5	€24.4	€23.8
Change	(20.2)%	8.4%	(2.2)%

(1)	Average monthly revenue per customer by dividing annual revenues from telecommunications services by the average number of customers for the year divided by twelve.

Average monthly revenue per customer increased by 8.4% in 2002 compared with 2001 mainly as a result of the introduction in January 2002 of mobile-to-mobile interconnection payments, as well as continued improvement in outgoing traffic revenues that were positively affected by an increase of high-end, high-yielding subscribers in our customer base. Average monthly revenue per customer decreased by 2.2% in 2003 compared with 2002, mainly as a result of a higher increase in our average customer base as compared to the growth of our revenues.

Distribution and Marketing

General

We distribute our services through a distribution network that, as of December 31, 2003, consisted of eleven master dealers, as well as through the distribution network of Germanos Batteries S.A., or Germanos, the largest retail telecommunications and electronics dealer in Greece.

We also distribute our own services through our direct distribution channel by using Telestet Center retail stores, which at December 31, 2003 consisted of an aggregate of 160 stores, aimed at developing a one-stop shop approach to target primarily the business and high-end residential market segments.

We also target our corporate clients through a direct sales force and a network of 27 indirect agents, our “Business Promoters”, consisting of our master dealers and certain high-end retail chains that operate throughout Greece.

In addition to traditional distribution channels, we distribute prepaid connections and renewal cards through non-traditional points of sale, such as kiosks, mini-markets, vending machines installed in high traffic areas and ferry boats. These non-traditional points of sale are less costly than traditional distribution channels and are part of our focus on a broad and cost-efficient distribution network.

Distribution Network

Master Dealer Network. As at December 31, 2003, our independent network consisted of eleven master dealers: F.G. Europe S.A., Dakos Communications S.A., Santel S.A., Image & Sound S.A., Teleplus, Citishop S.A., V-net S.A., OneWay S.A., Korasides S.A, the Hellenic Postal Office and the EFG Eurobank Ergasias S.A. bank. Most of our master dealers have established a network of franchised independent distributors as well as their own direct points of sale.

The master dealers, directly and through their network of independent distributors, operate a network which consisted as of December 31, 2003 of approximately 1,300 points of sale throughout Greece, the majority of which are located in major cities. Members of our marketing, sales and finance departments inspect these points of sale to ensure uniform high quality.

We pay our master dealers an activation payment, which consists of an amount per contract customer acquired by each master dealer that varies depending on the characteristics of each new customer. We may reclaim these amounts, in whole or in part, with respect to customers whose service is either cancelled or suspended within six months of activation. The activation payment is designed in part to maintain the loyalty of our master dealer network and to encourage master dealers and their independent distributors to target customers who are businesses and bundled-minutes based accounts, or who pay their bills by credit card or direct debit. We vary the amount of the activation payment in accordance with market conditions and to achieve our marketing objectives. We also pay a bonus to our master dealers based on the quality (measured by their average monthly bill or the type of tariff plan they sign up for) of the new contract subscribers they activate.

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

We do not pay an activation commission to our master dealers in connection with the acquisition of customers who purchase either prepaid packages or CDs. Instead, we sell prepaid packages (which include a handset, a SIM card and prepaid airtime) and CDs (which include a SIM card and initial prepaid airtime) to our master dealers at a discount to the retail price of the package. In addition, we sell our master dealers prepaid airtime cards at a discount and pay each master dealer a bonus payment based on the total number of prepaid packages and CDs it activates. Master dealers receive a percentage of the revenues earned from each prepaid customer acquired by the master dealer’s network of independent distributors as commission. This percentage varies depending on whether the master dealer reaches certain prepaid customer base. We also pay a bonus to our master dealers based on the quality (measured by the value of the scratch cards sold in a certain period of time) of the new prepaid customers they activate.

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

In 2002, we signed an additional agreement with Germanos, amending the initial distribution agreement of March 24, 1999, that provides compensation for Germanos’ performance based on quantitative and qualitative elements. This contract is updated annually with similar terms and conditions to the 2002 contract and was updated in January 2003 and March 2004.

Direct Distribution Network. A key element of our distribution strategy is to strengthen our position in the Greek retail market through further development of our direct distribution channel. This will address primarily the business and high-end residential market segments through the development of a one-stop shop approach and will also serve as a means for customer retention. To this end, we created the “TELESTET Centers” that increased to 160 outlets throughout Greece by the end of 2003, from 127 points of sale at the end of 2002.

Our TELESTET Centers provide both sales and customer support services, such as payment collection, upgrade of handsets, basic handset repairs and billing claims. They are located in central high traffic areas in cities throughout Greece and provide us with a valuable promotional vehicle for increasing brand awareness and providing important marketing information. In early 2004, the “TELESTET Centers” were re-branded to “TIM” stores as part of the change of our brand name from “TELESTET” to “TIM”.

Other Distribution Outlets. In 2001, we introduced a new pre-activated prepaid product called FREE2GO in approximately 8,000 kiosks and mini-markets throughout Greece, maximizing the accessibility of mobile telephony. Through a commercial agreement with TASTY FOODS S.A., or Tasty, a member of the Fritolay Group owned by Pepsico, for the exclusive direct distribution and allocation of FREE2GO, our FREE2GO product was available in approximately 45% of these non-conventional points of sale throughout Greece during 2002. In December 2002, we amended our commercial agreement with Tasty increasing the gradation of scaled airtime commission for 2003, and revising the number of FREE2GO activation cards to be purchased by Tasty in order to receive the corresponding commission. In December 2003, we once more amended our commercial agreement with Tasty, focusing mainly on the distribution expansion of FREE2GO, linking the number of FREE2GO activation cards to be purchased by Tasty with a gradually increasing margin commission.

During 2003, we increased our presence in non-traditional distribution channels. In June 2003 we enriched and expanded our commercial agreement with the Hellenic Postal Service, until then limited to the sale of prepaid scratch cards and bills payments, making our contract products the only ones available in over 700 postal offices throughout Greece. We also extended on-board sales of our products and services to the vessels of Strintzis Lines and Superfast Ferries, ultimately better positioning them to holiday travelers, and we introduced sales of prepaid renewal cards, FREE2GO packages and connection packs through vending machines in high-traffic areas.

Marketing Program

We use mass media campaigns and direct marketing through our retail sales force and independent distributors to reach potential customers. We have used mass media and other promotional campaigns to create awareness and promote the benefits of mobile telecommunications products and services, our direct distribution channel, as well as to position our brand name. Among other media, we use billboards, metro panels, television, radio, press and magazines as well as the sponsorship of a wide range of non-profit cultural, educational, entertaining, sports-related and charitable community events throughout Greece as advertising outlets. We also employ direct marketing to promote new services through our monthly bills to existing customers. Additionally, in 2003 we extended our exclusive commercial agreement, initiated in October 2002, with Lesvos Maritime Company (NEL Lines) to outfit its ferries with Telestet’s colors and logo, and we entered in a commercial agreement with the Greek Association of Bus Operators (KTEL) to analogously outfit national busses, to promote our brand name and products.

We pay our master dealers a contribution for cooperative advertising based on the number of new customers acquired by each master dealer and its network of franchised independent distributors. Master dealers are required to contribute an amount equal to what we contributed.

Change of brand name

In line with our strategy of grasping new opportunities for further profitable growth, we officially undertook a re-branding from “TELESTET” to “TIM” in the first months of 2004, adopting the brand of our major shareholder, TIM. This move better positions us within a wider European market context by leveraging on TIM’s global reach and highlights our membership in “FreeMove” mobile alliance, established in 2003 between Orange S.A., Telefonica Moviles, TIM and T-Mobile. Furthermore, the re-branding will be complemented by an improved product & service offering to all of our customers, and enable us to reap the benefits of increased synergies and economies of scale not only with TIM but also the other partners of this global mobile alliance.

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

In line with our customer-centric approach, we continued during 2003 to provide quality services to our customers and focus on a segmented customer service approach, balancing customer needs and cost of service. Our ongoing customer focus and commitment is reflected by the high levels of customer satisfaction. In 2003, our customer satisfaction rating grew to 94.5% according to surveys performed by the independent research firm, MRB. One of our key goals during the year was to meet the more complex needs of the high-end business segment and further enhance overall customer satisfaction. To this end, we have significantly developed our dedicated Customer Service team, offering to our business customers personalised contact, high quality of support and prompt access to our customer service team. At the same time, we focused on achieving higher operating efficiency and cost-control through new technological solutions and the automation of manual activities. A high quality of service was achieved by effectively using both our call center employees and outsourcing alternatives.

Billing and Customer Management

Our contract customers are billed on a monthly basis, with a number of billing cycles occurring each month. Customers may pay their bills at any post office, our Telestet Center retail stores, the Germanos retail stores and at various banks, or by direct bank debit or credit card.

Management of bad debt and customer fraud is a primary means of reducing financial exposure and, to this end, we perform formal credit checks and seek to encourage our customers to pay by credit card or direct bank debit instead of cash. At the end of 2002 we completed the implementation of a new Fraud Management System, which is expected to support early fraud identification through an intelligent alarm generation and a severity prioritization mechanism. Our focus is on increasing the level of effectiveness and efficiency of our credit checking, fraud control and collection processes to further “protect” our revenues and minimize receivables. Our collection processes have been enhanced and our service delivery improved by communicating overdue unpaid amounts via SMS and automatically reactivating paid-off suspended customers. As of December 31, 2003, approximately 18.0% of our contract customers paid their bills by credit card or direct debit, almost 47.0% of our customers paid their bills at our TELESTET Centers and approximately another 11.0% paid their bills at a Germanos retail store. In addition, improved billing practices and the use of collection agencies together have resulted in a reduction in the average collection time.

Information Systems, or IS, Infrastructure

STET Hellas’ IS infrastructure consists of the following fundamental components:

•	Post-paid billing system BSCS 6.0 (SEMA Schlumberger);

•	Prepaid billing system (ATOS/ORGA);

•	3G/UMTS Billing (Infranet / Portal);

•	Enterprise Resource Planning (SAP) that supports finance, purchasing, logistics, dunning, web publishing and several other processes aligned with the corresponding system of our major shareholder TIM;

•	Business Intelligence platform, based on ORACLE, Cognos and IQ;

•	Point of Sale System (including real-time credit risk evaluation, activation, suspension and terminal upgrade) including a unified retail system integrated with our back-office;

•	Value-added Services, such as billing and online banking;

•	Intranet Portal for supporting internal policies and procedures; and

•	Extranet Portal available to the entire direct distribution channel of TELESTET Centers.

Our main IS-related goals during 2003 were: to provide rich functionality and full support for the newly-established TELESTET Centers organization; enable our billing infrastructure to support upcoming 3G services; update the systems landscape in the critical area of pre-paid telephony to facilitate the provision of improved services; make STET Hellas a CRM-enabled organization and finally, align our core business processes with those of our major shareholder TIM, through the implementation of the “SAP Value Program”. We also undertook all necessary IS-related activities to support the introduction of Mobile Number Portability, in accordance with regulatory requirements.

The main focus of our IS development in 2003 was to:

•	Enhance Business Intelligence Environment;

•	Implement UMTS Billing System (Portal);

•	Upgrade services provided to our customers through our TELESTET Centers (SIM card replacement, payments, inventory control);

•	Implement a unified retail system and integrate it with our back office systems;

•	Launch an advanced Bill Generation System based on XML technology, to manage bill layout changes on demand; and

•	Implement the Intranet and Extranet Portal.

Network and Facilities

The infrastructure of a mobile telecommunications network consists primarily of the radio network, the core network, peripheral platforms, transmission equipment and networking management systems.

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

Network Infrastructure

Our network infrastructure installed as of December 31, 2003 is described in the following paragraphs.

The GSM/GPRS part of the network, numbered 1,535 Base Transceiver Stations, or BTSs, including micro stations, controlled by 26 Base Station Controllers, or BSCs. In addition eleven Mobile Switching Centers, or MSCs, two Transit Switches and four Home Location Registers, or HLRs, were in place. Finally the Packet Domain numbered two Serving GPRS Support Nodes, or SGSNs, and one Gateway GPRS Support Node, or GGSN.

The UMTS part of the network, numbered 210 node Bs controlled by two Radio Network Controllers, or RNCs. Moreover, one 3G-MSC, one 3G-Media Gateway, or MGW, one 3G-HLR, one 3G-SGSN and two 3G-GGSN nodes were in place by year-end.

In addition, the network is enriched with a number of peripheral platforms, such as Intelligent Network, Interactive Voice Response, Voice Mailbox, Short Message Service, Prepaid solution, Wireless Access Point, or WAP, Multimedia Messaging and Mobile Positioning solutions. Moreover an IP-Backbone network is introduced in order to serve the needs for IP based services and connectivity requirements.

The transmission network is mainly based on microwave solutions, both in the Access and the Backbone domain. Interconnections between BTSs and BSCs are primarily performed through microwave links, whereas only a small percentage is achieved through leased lines. An SDH high-capacity microwave backbone network interconnects the MSC nodes of the network. Moreover a Fiber Optical ring is introduced in the Athens metropolitan area, interconnecting some major hub sites, in order to serve capacity needs.

For interconnection purposes, the network numbered seven switched access interconnection sites to the Public Switched Telephone Network operated by OTE, six switched access interconnection sites with Panafon-Vodafone and six switched access interconnection sites with Cosmote. To handle international traffic, connections with OTE and other international carriers are in place.

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

On August 6, 2001, we entered into a concession agreement with the Greek authorities and were granted a fifteen-year license to operate a DCS 1800 network as well as a twenty-year license to operate a UMTS network in Greece. These licenses authorize us to establish and operate a mobile telecommunications network in the GSM 1800 MHz band, as well as in the special range of 2 x 10 MHz (Frequency Division Duplex, or FDD) + 5 MHz. (Time Division Duplex, or TDD) for UMTS. UMTS is a high-speed standard for 3G mobile telecommunications which allows us to provide an extensive range of new services, including mobile multimedia, video telephony and high-speed Internet access.

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

The UMTS license is subject to a number of commercial and technical conditions. It requires that we meet certain coverage and technical criteria and attain Greek population coverage of at least 25.0% at the end of 2003 and 50.0% at the end of 2006. The UMTS license also requires coverage of the Olympic Games facilities, venues and main connecting routes in the Attica region by June 2004. We have met the population coverage requirement and the Olympic sites are expected to be covered by the June 2004 deadline pending permission for access to the Olympic sites. We are also required to pay the NTPC by June 30 of each year a commission fee not to exceed 0.5% of the prior year’s gross revenue from telecommunications services provided to subscribers.

Regulatory environment. In February 2003, the NTPC handed down a decision, which declared that Panafon-Vodafone and Cosmote had “significant market power”, or SMP, in the interconnection market, requiring the companies to set their termination interconnnection tariffs based on their costs associated with these terminations. In March 2003, STET Hellas, together with Panafon-Vodafone and Cosmote, was designated by the NTPC as having SMP in the mobile market, implying that the companies are obligated to institute non-discriminatory interconnection termination tariffs regardless of whether the interconnections originated from a fixed or a mobile network. Although we proceeded with reducing the interconnection rate for fixed-to-mobile call termination, following the relevant guidelines set by NTPC, we petitioned at the Council of State against this SMP classification on the grounds that the market conditions for determining such a notification have not differed significantly since last year, when we were exempt from the SMP in the mobile market notification. See “Item 5. Operating and Financial Review and Prospects - Overview - Interconnection Fees”.

Mobile Number Portability, the ability for customers to retain their assigned mobile telephone numbers when changing the subscription from one mobile network operator to another mobile network operator, was applied in Greece on March 1, 2004, as foreseen by the relevant NTPC legislation. According to this same legislation, fixed-line number portability, the ability for customers to retain their assigned fixed-line telephone numbers when changing the subscription from one fixed-line network operator to another fixed-line network operator, will be delayed for a period of six months.

In line with regulatory requirements, the numbering plan change, which increased the number of digits necessary to place a telephone call, was successfully implemented for fixed telephone numbers on November 3, 2002, and for mobile telephone numbers on January 19, 2003.

Additionally, the European Union issued a new regulatory framework requiring its implementation by all member states by July 2003. According to this framework, new mobile telecommunication market segments should be notified in each member state and will most likely lead to a substantial reduction in mobile termination interconnection rates, amongst others. Greece has not yet implemented the new regulatory framework, and the Government launched a Public Consultation in late-November 2003 on a draft new Law on Electronic Communications, in accordance with the obligation to implement this new regulatory package, expected to be implemented within 2004. However, the recent change in Government is likely to further postpone this implementation, and until the new law is in force, the NTPC is acting according to the existing legislation.

Success Rates. We regularly monitor our network quality via various performance indicators. The performance of the network depends on a number of factors, such as whether the network has sufficient capacity to meet the volume of traffic generated by our customers (“congestion”), interference on the cells and specific, seasonal network problems. A set of common network performance indicators was introduced in 2003, to be in-line with our major shareholder TIM, the most important of which are the “network accessibility” and the “dropped call rate”. Network accessibility refers to calls that did not fail: failed calls arise in circumstances where access to the network is not available because all traffic channels are busy “blocked calls”, while the “dropped call rate” refers to calls that are involuntarily terminated (“dropped calls”). The dropped call rate depends on the performance of our network, as well as on the performance of the networks of the other providers with which we interconnect in the case of non-STET to STET calls. During 2003, we had, in yearly total, a network accessibility percentage of 98.9% and a dropped call rate of 1.18%.

Network Development Plan and Investments

Our network deployment strategy focuses on the expansion of our existing network in order to meet increasing traffic demands, improve network performance, enrich our services portfolio and meet regulatory requirements.

More specifically, emphasis is given to the GSM network deployment, especially in Athens, Thessaloniki, Patra and other major cities or areas of tourist interest, in order to increase network capacity and coverage. Micro-cell solutions continue to be deployed in order to ease congestion in certain parts of the network, particularly in Athens where traffic demand continues to increase. We followed a conservative approach to our UMTS network deployment, and in accordance with our UMTS license requirements, in view of the current technology uncertainties and unclear uptake of high-speed data services. Nevertheless we are continuing to pursue a common GSM/UMTS site acquisition plan to provide alternatives on site availability and a more flexible UMTS rollout, depending also on market demands and competition developments.

We also continue to invest in our network infrastructure to improve its performance, to increase the percentage of revenues from foreign roamers, and to introduce value-added services based on new technological solutions, such as Multimedia Messaging Services, or MMS. The growth in our customer base and traffic during 2003 required continued capital investments such as the expansion of network capacity and coverage, especially in dense, urban areas, and the installation of additional network nodes.

In early January 2003, we leased a Fixed Wireless Access, or FWA, license from EUROPROM S.A., which enables us to provide fixed telephony services by using 25 GHz microwave links (Local Multi-point Distribution System or LMDS) for the last-mile connection. We deployed nine LMDS base stations in Athens and Thessaloniki to enable us to provide fixed telephony services to a minimum of 20% of the population by end of 2003, as required by the terms of the license. By using the FWA license we will also provide end-to-end leased lines and fixed outgoing telephony to business customers, as well as BTS and node Bs connectivity.

In 2003, we also deployed a 40km fiber optic ring network in the Athens metropolitan area, which will improve the network quality and increase the transmission network capacity, especially due to the UMTS network deployment and the Athens 2004 Olympic Games. The new optical network provides increased capacity, protection against severe weather conditions and 3rd party interference.

Regarding UMTS, we have deployed the first phase of our UMTS network rollout, which is currently extended to the Athens metropolitan area, Thessaloniki, Herakleion and Patra, in accordance with our UMTS license requirements to have at least 25% population coverage by end of 2003. The UMTS services have been provided to a selected group of users for evaluation in the last quarter of 2003, while we have been the first operator in Greece who has commercially launched UMTS services in January 2004. Additionally, the business support systems such as billing and mediation platforms are being developed in order to support new 2.5G data services, their migration to 3G and also their compatibility with future UMTS services.

In 2004, the network preparation for the Athens 2004 Olympic Games is strategically important for us, as are our obligations as a member of the mobile alliance established in 2003 between Orange S.A., Telefonica Moviles, TIM and T-Mobile. A number of projects involving all parts of the network are ongoing aiming to offer increased capacity, network redundancy, new value added services and improved quality.

We estimate that our capital expenditure associated with the rollout of our UMTS network and our GSM 900/DCS 1800 network, including network equipment and related information, will be in the range of €400 to €450 million through the end of 2006. We expect our funding requirements to be covered primarily by operational cash flows from our 2G/3G business.

Network Construction

We purchase approximately 100% of our GSM core network equipment (switching equipment software and hardware) from Ericsson Hellas S.A. Our radio network equipment (BSCs, BTSs, operation support systems and cross connect systems equipment) is completely based on Ericsson Hellas S.A. and Siemens products. More specifically, we have purchased the majority of our network equipment (including 11 MSCs, 18 BSCs and 1,344 BTSs) from Ericsson and subsequently from Ericsson Hellas S.A. We have also purchased eight BSCs and 191 BTSs, accounting for approximately 14.0% of our network from Italtel Società Italiana Telecommunicazioni S.p.A., or Italtel, and subsequently from Siemens. Approximately 80.0% of our transmission equipment is also provided by Siemens, whereas some microwave systems are provided by SIAE Microelettronica S.p.A. and the cross-connect nodes from Ericsson Hellas S.A.. In addition, in December 2001, we entered into an agreement with Alcatel Hellas S.A. for the supply and installation of our ATM network deployment, as well as the relevant support therefor.

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

We were also party to a “Supply Agreement” for GSM equipment and associated software with Italtel, an affiliate of Siemens. All equipment provided by Italtel under this Supply Agreement had a warranty for twelve months after delivery for discoverable defects and for the term of their working life against any other malfunction. Italtel was a joint venture between Telecom Italia, an affiliate of ours, and Siemens. Effective November 1, 1999 and based on an agreement between Telecom Italia and Siemens, the activities of Italtel relating to the operation of radio systems, transport and mobile networks for telecommunications were transferred to Siemens while Telecom Italia took over the activities relating to fixed network, telephony, data and image systems. Consequently, Siemens assumed the control of Italtel Hellas S.A., a subsidiary of Italtel, primarily engaged in the assembling of GSM network equipment.

We are party to a “Supply Agreement” with NOKIA OYJ. Pursuant to this arrangement, NOKIA OYJ supplied us with UMTS network hardware and software. All equipment provided by NOKIA OYJ has a warranty for twenty four months from the delivery or the start of the commercial use of the equipment, whatever occurs first. The warranty covers the hardware and the software for vices, defects, irregularities and mistakes in any equipment or part of it. We are party with NOKIA Hellas to an “Installation, Integration and Relevant Services Agreement”. Pursuant to this arrangement, NOKIA Hellas provides us the installation and integration of equipment software and related services in relation to our network rollout.

Maintenance of Network

We maintain a network management center, or NMC, in Athens capable of around-the-clock monitoring, a regional management center, or RMC, in Thessaloniki, as well as two local management centers, or LMCs, in Patra and Herakleion, to monitor the performance of our network.

Our suppliers are obliged to provide spare parts for a period of ten years following the date of commercial acceptance of the relevant product. In addition, Ericsson Hellas S.A. and Siemens are obliged to provide us with relevant upgrades for the software and hardware supplied. Both Ericsson Hellas S.A. and Siemens warrant their equipment for twelve to eighteen months after the date of commercial acceptance of the relevant equipment and provide maintenance and training to our employees. With the introduction of UMTS technology in our network, similar obligations exist with our UMTS supplier, Nokia.

We also maintain relevant support agreements with all our suppliers, mainly for the provision of second line corrective maintenance and card repair services. The preventive and corrective maintenance activities related to power systems, air-conditioning systems, as well as to antenna systems and metallic structures have been outsourced to Siemens.

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

Panafon-Vodafone, one of our principal competitors in the Greek GSM market, is a subsidiary of the Vodafone Group PLC, a UK mobile telecommunications company. Our other main competitor in the Greek GSM market is Cellular Operating System of Mobile Telecommunications S.A., or Cosmote, a subsidiary of OTE (the incumbent fixed-line telecommunications operator in Greece). Cosmote provides mobile telecommunications services mainly using DCS 1800 technology and commenced commercial services in July 1998.

We compete with Panafon-Vodafone principally on the basis of the price of services, the range of services offered and the quality of customer care. We offer a number of differentiated tariff packages and social, entertainment and information related value-added services, such as Telestet OnLine services & Telestet WAP services, the “Personal Mobile Guide”, professional voice mail, real-time stock trading on the Athens Stock Exchange, “TELESTET Mobile Organizer”, “TELESTET Finder”, SMS location-based service, “Call Attempt Notifier”, GPRS services and MMS services, including dating service, weather forecasts, video news, personal message composer and movies information. Management believes that these value-added services and tariffs help to increase customer recognition of our TELESTET brand and consequently our newly established TIM brand, as a technological innovator and that they offer us a competitive advantage.

We compete with Cosmote principally on the basis of the price of services, the range of services offered and the quality of customer care. Management believes that Cosmote may be able to benefit from its relationship with its shareholders, including from the brand recognition associated with its principal shareholder OTE.

Additionally, Infoquest S.A., or Infoquest, a Greek information technology company, has been operating under the brand name Q-Telecom since June 2002, after it was granted a DCS 1800 license by the Greek National Telecommunications and Postal Commission, or NTPC. Infoquest operates a Mobile Virtual Network Operator, or MVNO, type business model roaming on Panafon-Vodafone’s network.

Description of Property

We rent our headquarters in Athens and sales offices in Patra and Thessaloniki, and we own the buildings in which we have installed our MSCs in Athens (in the suburbs of Philadelphia and Peristeri), Thessaloniki, Patra, Larissa, Kavala and Crete, as well as a building which functions both as a switching center and an office in the Attica area of Greece. We also lease substantially all of the sites where our mobile telecommunications network equipment is installed. As of December 31, 2003, we had 1,535 GSM sites and 210 UMTS sites, which were leased for a term of nine years and automatically renewable thereafter for an additional three or nine years: three years is typical for urban sites and nine years for rural sites. In addition, we rent the premises of 27 directly managed Telestet Center (recently re-branded to TIM) retail stores throughout Greece. For a description of our equipment, see “Network and Facilities—Network Infrastructure” and “—Network Construction”.

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

Overview

The following discussion and analysis of our financial condition and results of operations should be considered in light of the following specific factors:

Competition

We compete principally with Panafon-Vodafone, Cosmote and Infoquest. Competition for contract customers, especially for high-yield business and bundled-minutes based customers, has and may continue to force us to take measures that raise our customer acquisition and retention costs while competition for pre-paid customers might lead us into entering into further price reductions.

Interconnection Fees

Since we commenced our operations in 1993, we have been obliged to pay an interconnection fee to OTE to enable our customers to initiate calls to and through OTE’s fixed line network. On January 22, 2002, following the settlement of a dispute regarding interconnection fees with OTE, we entered into an agreement with OTE, together with Panafon-Vodafone and Cosmote, that addressed all outstanding issues. In particular, according to the agreement, the mobile to fixed interconnection tariffs would be in accordance with NTPC decisions. The fixed to mobile interconnection tariffs were agreed at €0.27 per minute for the year 2002. The parties also agreed to withdraw all their legal claims pending before the courts regarding the fixed to mobile interconnection differences. On March 15, 2002, the NTPC handed down a decision, which declared that Panafon-Vodafone and Cosmote had significant market power in the mobile market. In response to this decision, on May 15, 2002 we reduced our fixed to mobile interconnection tariff from €0.27 to €0.25 per minute. On August 1, 2002, we set the fixed to mobile interconnection tariff from €0.25 to €0.23 per minute, introducing minimum call duration of sixty seconds per call.

In February 2003, the NTPC handed down a decision, which declared that Panafon-Vodafone and Cosmote had “significant market power”, or SMP in the interconnection market, requiring the companies to set their termination interconnection tariffs based on their costs associated with these terminations. In March 2003, STET Hellas, together with Panafon-Vodafone and Cosmote, was designated by the NTPC as having SMP in the mobile market, implying that the companies are obligated to institute non-discriminatory interconnection termination tariffs regardless of whether the interconnections originated from a fixed or a mobile network. In-line with the national regulator guidelines, we reduced our fixed to mobile interconnection tariff in July 2003, from €0.23 per minute to €0.21 per minute, maintaining a minimum call duration of sixty seconds per call, while in October 2003 we further reduced our fixed to mobile interconnection tariff from €0.21 to €0.20, decreasing the minimum call duration to thirty-two seconds per call. Minimum call duration decreased further to thirty seconds per call from January 1, 2004, while from April 1, 2004, we once more reduced the fixed-to-mobile interconnection tariff from €0.20 per minute to €0.18 per minute, maintaining the minimum call duration at thirty seconds per call. We apply the same fixed to mobile interconnection tariffs to all new alternative carriers of fixed telephony that have an interconnection agreement with us.

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

Furthermore, on April 1, 2004, all four Greek mobile operators entered into an agreement to introduce SMS interconnection whereby mobile operators charge each other for SMS’s terminating to their network. SMS interconnection rates between us, Panafon-Vodafone and Cosmote have initially been set to €0.03 per SMS. Regarding SMS interconnection with Q-Telecom, it was agreed that Q-Telecom would pay €0.03 per SMS terminating on our’s, Panafon-Vodafone’s and Cosmote’s network, while they would receive €0.0355 for all SMS terminating on their network, for a period of one year.

Customer Growth

Our customer base grew by 17.7% in 2002 and 29.8% in 2001. In 2003 our customer base decreased by 4.4%, mainly as a result of the change in the disconnection cycle for prepaid customers.

The table below sets forth, for the periods indicated, selected customer data for our business.

	At or for the year ended December 31,
	2001	2002	2003
Customers at beginning of period	1,645,392	2,135,338	2,513,642
Total new activations	988,819	1,126,865	998,291
Total disconnections	(498,873)	(748,561)	(1,109,156)

Customers at end of period	2,135,338	2,513,642	2,402,777

Of which:
Contract customers	662,763	767,916	817,914
Prepaid customers	1,472,575	1,745,726	1,584,863
Customer growth (%)	29.8	17.7	(4.4)
Churn (%) (1)	26.7	32.8	41.6

(1)	Churn is calculated by dividing the total number of deactivations (including customers who deactivate and reactivate with us with a different number) for the year by the average number of customers for the year.

Customer decline in 2003 was the result of negative 160,863 net prepaid customers’ additions – due to the cancellation of 382,051 prepaid customers at the last day of the year resulting from the introduction of a shorter prepaid disconnection cycle- as well as 49,998 net new contract customers. Total traffic minutes increased by 27.8% in 2003, as compared to 2002, reaching approximately 2.7 billion minutes. The increase in average monthly minutes in 2003 versus 2002 was approximately 9.4% as a result of our strategy to focus on more profitable market segments that resulted in a higher proportion of higher-traffic contract customers, like business and bundled-minutes based customers, in our contracts customer base.

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

Our revenues from telecommunications services are principally a function of the average number of customers, the pattern of usage of those customers and the tariffs we charge for our services. Continued customer and traffic volume growth will depend on a number of factors, including pricing and the availability of new services, as well as general economic conditions, the overall mix of our customers and the level of competition for obtaining new customers. Management expects that our revenues from telecommunications services will continue to grow as our customer base expands, though at a slower pace due to the fact that the mobile telecommunications market in Greece is approaching saturation, and it is likely that, as the portion of high-end, high-yielding business and residential customers in our total customer base continues to grow, the average monthly minutes of use per customer will continue to increase.

Results of Income for the Years Ended December 31, 2003, 2002 and 2001

The accounts previously issued in Greek drachma have been restated using the euro as the reporting currency. The conversion rate effective on December 31, 2002 was the rate of drachmas 340.750 per 1.00 euro. The financial statements as reported in euro depict the same trends as would have been presented if we had continued to present financial statements in drachma. Certain reclassifications have been made to the presentation of the 2001 and 2002 financial statements to conform to those of 2003.

Operating Revenues

Our operating revenues consist of revenues from telecommunications services and sales of handsets and accessories. Our revenues from telecommunications services consist primarily of monthly service fees and airtime revenues. Airtime revenues include revenues from outgoing calls, incoming calls from fixed line networks, sales of prepaid airtime cards (including the prepaid airtime), incoming calls from other mobile operator’s networks, roaming revenues from calls made by customers of international GSM network operators while traveling in Greece and calls made or received by our customers outside Greece using another GSM network.

We also derive operating revenues from sales of handsets and accessories. We sell handsets and accessories to our independent distributors at cost, for on-sale to our contract customers, and directly to our contract customers at a discount to cost through our direct sales force and at our directly owned Telestet Center retail stores. Our independent distributors also acquire handsets from other sources for sale to our contract customers. In addition, since a portion of the retail price of the prepaid package is included in revenues from telecommunications services, revenues attributable to handsets included in prepaid packages are lower than the cost of such handsets to us. We sold 232,230 handsets directly to contract customers and to master dealers in 2003, 132,313 in 2002 and 111,843 in 2001 respectively, which corresponded to approximately 64.0%, 35.8%, and 29.0% of gross contract customer additions in 2003, 2002 and 2001, respectively.

The table below sets forth, for the periods indicated, each major component of total operating revenues.

	Year ended December 31,
	2001	2002	2003
	€	€	€
	(in thousands)
Operating revenues:
Monthly service fees	61,316	80,034	102,281
Airtime revenues:
Outgoing calls	103,930	136,184	164,211
Incoming calls from fixed line networks	152,263	167,932	123,473
Incoming calls from other mobile operators’ networks	—	64,556	119,397
Prepaid airtime cards(1)	121,051	140,269	153,292
Roaming revenues from our customers	11,211	12,512	15,028
Roaming revenues from customers of international GSM network operators	29,392	30,187	36,955

Total airtime revenues	417,847	551,640	612,356

Data communications	24,170	32,008	42,684
Other(2)	1,468	2,771	4,613

Total revenues from telecommunications services	504,801	666,453	761,934

Revenues from the sales of handsets and accessories	18,956	23,878	46,606

Total operating revenues	523,757	690,331	808,540

(1)	Includes revenues from the sale of prepaid airtime renewal cards and prepaid airtime, net of discounts allowed, included in prepaid packages used as of the end of the period.

(2)	Includes connection fees associated with certain value-added services, including data transmission services.

Total operating revenues increased by 17.1% in 2003, as compared to 2002. This was primarily a result of the combined effect of two factors. First, we had a 14.3% increase in revenues from telecommunication services, including the mobile-to-mobile interconnection related revenues and increased revenues from outgoing traffic, as a result of a higher portion of high-yielding customers in our customer base and higher outgoing traffic. Secondly, we had a 95.2% increase in revenues from the sales of handsets and accessories mainly due to the expansion of our direct distribution channel and the higher number of terminal upgrades.

Total operating revenues increased by 31.8% in 2002, as compared to 2001. This was primarily a result of the combined effect of two factors. First, we had a 32.0% increase in revenues from telecommunication services, including the introduction of mobile-to-mobile interconnection payments in January 2002 and increased revenues from outgoing traffic partially as a result of a higher portion of high-yielding customers in our customer base. Secondly, we had a 26.0% increase in revenues from the sales of handsets and accessories.

Monthly service fees increased by 27.8% in 2003 as compared to 2002, and increased by 30.5% in 2002 as compared to 2001. The increase in monthly services fees in 2003 and in 2002 was primarily due to the further contribution of bundled-minutes based customers to the growth of our customer base. Total airtime revenues increased by 11.0% in 2003 compared to 2002, and by 32.0% in 2002 compared to 2001. Revenues from outgoing calls (which exclude prepaid airtime card revenues) increased by 20.6% in 2003 compared to 2002, by 31.0% in 2002 compared to 2001, and by 13.2% in 2001, as compared to 2000. The increase in 2003 and in 2002 was mainly due to a growing contracts customer base and the increase in outgoing traffic of contract customers. Revenue from prepaid airtime cards (including the prepaid airtime included in prepaid packages when purchased) was €153.3 million in 2003 increasing by 9.3%, as compared to 2002, and by 15.9% in 2002 compared to 2001. If the revenues from prepaid airtime cards, which relate solely to outgoing calls, are added to the airtime revenues from contracts outgoing calls, the percentage increase in 2003, compared to 2002, amounts to 14.8% and in 2002 compared to 2001, to 22.3%.

Revenues from incoming calls from fixed line networks decreased by 26.5% in 2003, compared to 2002, due to decreased fixed to mobile interconnection tariffs and the decrease in incoming traffic from fixed line networks.

Revenues from incoming calls from other mobile operators increased by 85.0% in 2003 to €119.4 million, compared with €64.6 million in 2002, mainly as a result of increasing mobile-to-mobile interconnection traffic and increasing mobile-to-mobile interconnection tariffs.

More specifically, the interconnection rate for incoming calls from Panafon-Vodafone and Cosmote was €0.18 per minute for the period from January 1, 2003 to September 30, 2003 and €0.18 and €0.19 per minute respectively with 30 seconds minimum call duration for the period from October 1, 2003 to December 31, 2003. The interconnection rate for incoming calls from Q-Telecom was €0.20 per minute for the period from January 1, 2003 to January 25, 2003 , €0.20 per minute with 50 seconds minimum call duration for the period from January 26, 2003 to September 30, 2003 and €0.18 per minute with 30 seconds minimum call duration for the period from October 1, 2003 to December 31, 2003.

Total roaming revenues increased by 21.7% in 2003, as compared to 2002, and increased by 5.2% in 2002, as compared to 2001. More specifically, roaming revenues from customers of other operators traveling in Greece increased by 22.4% in 2003, as compared to 2002, and increased by 2.7% in 2002, as compared to 2001. Roaming revenues generated by our customers traveling outside Greece increased by 20.1% in 2003, as compared to 2002, and increased by 11.6% in 2002, as compared to 2001. We impose a surcharge of 20.0% of the amount charged by a GSM network operator in another country to our customers using the services of that operator.

Revenues from the sales of handsets and accessories increased by 95.2% in 2003, as compared to 2002, due to higher number of terminal upgrades and activations with terminal purchase from our direct distribution channel, and increased by 26.0% in 2002, as compared to 2001.

Cost of Sales and Services Provided

Cost of sales and services provided consists of cost of services provided and cost of handsets and accessories. Cost of services provided consists primarily of interconnection charges payable to OTE, fixed line operators, interconnection charges payable to other mobile operators, payroll costs associated with the expansion of the network, leased line charges payable to fixed line operators, roaming charges payable to international GSM network operators for use of their networks, and depreciation of the cost of our GSM network related equipment. Cost of handsets and accessories also includes the cost of packaging and certain promotional materials associated with sales of handsets.

The table below sets forth, for the periods indicated, our total cost of sales and services provided broken down by major components and expressed as a percentage of total operating revenues.

	Year ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
	(in thousands, except percentages)
Cost of sales and services provided:
Interconnection charges payable to fixed line operators	44,748	8.5	37,058	5.4	20,726	2.6
Interconnection charges payable to other mobile operators	—	—	62,186	9.0	118,380	14.6
Roaming charges from international GSM network operators.	11,536	2.3	13,634	1.9	13,342	1.7
Depreciation of network equipment (1)	61,277	11.7	53,881	7.8	65,175	8.1
Leased line charges payable to fixed line operators	6,258	1.2	3,305	0.5	2,970	0.4
Payroll	12,307	2.3	12,242	1.8	14,611	1.8
Other (2)	13,971	2.7	17,271	2.5	19,366	2.4

Total cost of services provided	150,097	28.7	199,577	28.9	254,570	31.5
Cost of sales of handsets and accessories	45,295	8.6	53,175	7.7	76,850	9.5
Total cost of sales and services provided	195,392	37.3	252,752	36.6	331,420	41.0

(1)	Includes depreciation of computer software and hardware related to our GSM network and the buildings in which this equipment is located.

(2)	Includes the cost of utilities providing electrical power to, and fuel needed for the operation of, our BTS sites and the cost of purchasing SIM cards.

Total cost of sales and services provided increased by 31.1% in 2003, as compared to 2002. This was primarily a result of the combined effect of two factors. First, we had a 27.6% increase in cost of services provided, including the mobile-to-mobile interconnection related costs. Secondly, we had a 44.5% increase in cost of sales of handsets and accessories mainly due to the expansion of our direct distribution channel and the higher number of terminal upgrades.

Total cost of sales and services provided increased by 29.4% in 2002, as compared to 2001. This was primarily a result of the combined effect of two factors. First, we had a 33.0% increase in cost of services provided, including the introduction of mobile-to-mobile interconnection payments. Secondly, we had a 17.4% increase in cost of sales of handsets and accessories.

Interconnection charges payable to fixed line operators decreased by 44.1% in 2003, as compared to 2002, mainly due to the fact that on April 2003 the administrative fee payable to OTE for calls originated from its network was eliminated, as well as due to the rerouting of international traffic through alternative carriers. Interconnection charges payable to fixed line operators decreased by 17.2% in 2002, as compared to 2001. As a percentage of total revenues from telecommunications services, these interconnection charges were 2.6% in 2003, as compared with 5.4% in 2002 and 8.5% in 2001. The decrease of interconnection charges in 2002 and 2001 primarily reflects the rerouting of international traffic through alternative carriers.

Interconnection charges payable to other mobile operators were €118.4 million in 2003, increasing by 90.4% compared to 2002, mainly due to the increase in the outgoing traffic and to the change in the interconnection tariffs in 2003.

More specifically, the interconnection rates for termination to Panafon-Vodafone’s and Cosmote’s networks were €0.18 per minute for the period from January 1, 2003 to September 30, 2003 and €0.18 per minute with minimum call duration 30 seconds for the period from October 1, 2003 to December 31, 2003.

The interconnection rate for termination to Q-Telecom’s network was €0.25 per minute for the period from January 1,2003 to February 20, 2003, €0.21 per minute with minimum call duration 60 seconds for the period from February 21, 2003 to September 30, 2003 and €0.23 per minute with minimum call duration 30 seconds for the period from October 1,2003 to December 31, 2003.

Roaming charges payable to other operators as a percentage of total operating revenues were slightly lower at 1.7% in 2003, as compared to 1.9% in 2002, and to 2.3% in 2001.

Depreciation as a component of cost of services provided increased by 21.0% in 2003, as compared to 2002, mainly as a result of the continued build-out of our GSM network. Depreciation as a component of cost of services provided decreased by 12.1% in 2002, as compared to 2001, mainly as a result of the reassessment of our allocation of telecommunication systems and equipment between cost of services provided and selling, general and administrative related assets.

Leased line charges payable to fixed line operators decreased by 10.1% in 2003, as compared to 2002, mainly due to the implementation of OTE’s 2002 “Reference Interconnection Offer” that resulted in a credit note from OTE. Leased line charges payable to OTE decreased by 47.2% in 2002, as compared to 2001, due to credit notes received from OTE following the determination of a dispute in January 2002, regarding interconnection fees with OTE and a settlement agreement with OTE thereof that addressed all pending issues.

Cost of sales of handsets and accessories increased by 44.5% in 2003 to €76,850,289 due to increased sales of handsets and accessories versus the previous year as a result of the expansion of our direct distribution channel. Cost of handsets and accessories increased by 17.4% in 2002 to €53,174,740, compared to a decrease by 41.1% to €45,295,338 in 2001. The increase in the cost in 2002 was mainly due to the increased sales of handsets and accessories versus the previous year. The decrease in 2001 was primarily due to a change in our policy to focus on prepaid SIM cards sales rather than prepaid packages with handsets.

Gross Profit

Gross profit was €477,120,037, €437,579,213 and, €328,364,989 in 2003, 2002 and 2001 respectively. Our gross margin (gross profit as a percentage of operating revenues) was 59.0% in 2003, 63.4% in 2002 and, 62.7% in 2001. The decrease in gross margin from 2002 to 2003 was primarily due to the increase of mobile to mobile interconnection costs and to the higher cost of sales of handsets and accessories. The increase in gross margin from 2001 to 2002 was primarily due to the decrease in 2002 of leased lines costs and the interconnection charges from OTE.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of:

•	Commissions and other payments payable to our master dealers;

•	Management fees payable to TIM and/or its affiliates, for technical and other expertise provided to us;

•	Advertising expenses, including marketing expenses relating to billboards, television and other media and marketing expenses incurred with our independent distributors;

•	Payroll expenses not associated with our network;

•	Depreciation and amortization, including depreciation of fixed assets other than those associated with GSM network equipment and amortization of the GSM licenses on a straight line basis over the term of the licenses; and

•	Repair and maintenance expenses associated with our GSM network.

The table below sets forth, for the periods indicated, our selling, general and administrative expenses broken down by major components and expressed as a percentage of total operating revenues.

	Year ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
	(in thousands, except percentages)
Selling, general and administrative expenses:
Commissions to dealers	79,143	15.1	102,106	14.8	103,724	12.9
Management fees	14,698	2.8	14,021	2.0	15,349	1.9
Advertising expenses	15,576	3.0	13,024	1.9	17,155	2.1
Payroll expenses	24,898	4.8	30,980	4.5	34,161	4.2
Depreciation and amortization	27,029	5.2	42,648	6.2	43,606	5.4
Repair and maintenance expenses	25,687	4.9	30,182	4.4	30,015	3.7
Other (1)	47,922	9.1	65,279	9.4	59,127	7.3

Total selling, general and administrative expenses	234,953	44.9	298,240	43.2	303,137	37.5

(1)	Includes fees paid to consultants, legal advisers and other third parties, provision for litigation and claims, utilities and lease payments other than those associated with our GSM network equipment, Asset Retirement Obligation (“ARO”) related expenses, and other administrative expenses.

Commissions to dealers consist of commissions and other payments to our independent distributors, including our contribution to cooperative advertising with our independent distributors.

Commissions and other payments to our independent distributors marginally increased by 1.6% in 2003, as compared to 2002, and increased by 29.0% in 2002, as compared to 2001. This increase in 2003, as and in 2002, although we have less gross activations in 2003 compared with 2002, is due to higher average activation payments per additional contract customer mainly on the bundled-minutes based packages, that resulted in increased billed revenues, therefore leading to increased commissions on absolute terms. Commission to dealers as a percentage of total operating revenues decreased to 12.9% in 2003 as compared with 2002, mainly as a result of greater proportional increase in revenues compared with commissions to dealers. Commission to dealers as a percentage of total operating revenues decreased to 14.8% in 2002, as compared to 2001, mainly as a result of greater proportional increase in revenues versus commissions to dealers, a higher portion of new activations made through our direct distribution channel resulting in inherently lower commissions, as well as a greater proportion of prepaid new activations - with lower acquisition and commission related costs - on the total new activations.

Management fees increased by 9.5% in 2003, as compared to 2002, and decreased by 4.6% in 2002, as compared to 2001. The increase of management fees in 2003 as compared to 2002 is the result of higher revenues, less mobile-to-mobile interconnection costs, the basis of which the management fee is calculated. The decrease of management fees in 2002 is the result of a decrease in the management fee rate. More specifically, since January 1, 2000, we paid 2.6% and 0.9% of total revenues (net of VAT and other indirect taxes and according our statutory accounts) to TIM and/or its affiliates and Verizon and/or its affiliates, respectively. Effective January 1, 2001 the above rates were reduced to 2.24% and 0.76% respectively. In addition, the management fee to Verizon and/or its affiliates was reduced to zero in October 2001 as a consequence of the decrease in its ownership of Stet Hellas to below 20.0% after the completion of the rights issue and subsequently since August 2, 2002, when TIM acquired Verizon’s stake on STET Hellas, the management fee rate to TIM remained at 2.24%. See Note 9 to the financial statements. Since January 2002 when mobile-to-mobile payments among operators were introduced, the management fee rate to TIM and/or its affiliates is 2.24% of total revenues, net of VAT and other indirect taxes, net of mobile-to-mobile interconnection costs, and according to our statutory accounts.

Advertising expenses increased by 31.7% in 2003, as compared to 2002, mainly due to the launch of a new prepaid tariff plan (the “TELESTET For all”), and decreased by 16.4% in 2002, as compared to 2001.

Payroll expenses increased by 10.3% in 2003, as compared to 2002, and by 24.4% in 2002, as compared to 2001, mainly due to higher number of average paid employees.

Depreciation and amortization increased marginally by 2,2% in 2003, as compared to 2002, mainly as a result of the continued increase in our assets. Depreciation and amortization increased by 57.8% in 2002, as compared to 2001, mainly as a result of the reassessment of our allocation of telecommunication systems and equipment between cost of services and selling, general and administrative related assets.

Depreciation and amortization increased by 15.2% in 2001, as compared to 2000, mainly as a result of the continued increase in our assets.

Repair and maintenance expenses decreased by 0.6% in 2003, as compared to 2002, mainly due to more efficient cost management.

Other expenses decreased by 9.4% in 2003, as compared to 2002, mainly as a result of decreased provision for litigations and claims.

Interest and Other Financial Expense, Net

Interest and other financial expense, net, consists of interest charged on our borrowings principally incurred to finance our network construction, interest earned on bank deposits and foreign exchange gains and losses associated with purchases of goods or services denominated in foreign currencies.

The table below sets forth, for the periods indicated, interest and other financial expense, net.

	Year ended December 31,
	2001	2002	2003
	€	€	€
	(in thousands)
Interest and other financial expense, net:
Interest expense, net	(16,637)	(15,076)	(11,041)
Foreign exchange gains (losses), net	(336)	605	223
Other(1)	336	—	—

Total interest and other financial expense, net	(16,637)	(14,471)	(10,818)

(1)	Includes gains and losses from the sale of certain fixed assets.

Interest and other financial expense, net, decreased by 25.2% in 2003, as compared to 2002, and by 13.0% in 2002, as compared to 2001. These decreases principally relate to the reduction in foreign exchange differences and the decrease in interest expense.

Interest expense, net, decreased by 26.8% in 2003, as compared to 2002, and by 9.4% in 2002, as compared to 2001.

We have benefited from guarantees of our long-term debt, as well as short-term working capital facilities, by Telecom Italia. Management believes that it can obtain financing without a guarantee from Telecom Italia, although such financing may not be on terms as favorable as those obtained with a Telecom Italia guarantee.

Our operating revenues are denominated in euro. Prior to 1999, a significant portion of our bank borrowings was denominated in U.S. dollars. Prior to July 2000, when the central parity rate for the drachma was announced, we had entered into forward exchange contracts to hedge our exposure to foreign exchange rate fluctuations associated with the principal amount of these borrowings and foreign currency denominated capital expenditure. Since forward exchange contracts had not been available for the entire term of our foreign currency denominated loans, we had entered into shorter-term forward exchange contracts that we regularly renewed. When the GRD entered the EMU at the rate of 340.750 per 1.00 euro, all legacy currency loans were revalued using the locking rate and therefore not affected by fluctuations of exchange rate after this date. Forward exchange contracts are marked to market, with any resulting gains or losses being reflected in the statements of income. See “Item 11. Quantitative and Quantitative Disclosures about Market Risks”.

At December 31, 2003, we had no outstanding forward exchange contracts. Throughout 2003, and more specifically as of December 31, 2003, we had no non-euro foreign currency denominated debt obligations and thus had not entered into any forward foreign exchange or other foreign exchange derivative hedging transactions. All debt was denominated in euro and thus was not subject to foreign exchange rate risk.

Our foreign exchange gains (losses), net, and gains (losses) on forward exchange contracts, net, aggregated a gain of €223,000 in 2003 and of €604,851 in 2002, compared to losses of €336,252 in 2001. The foreign exchange gain in 2003 and 2002 and the foreign exchange loss in 2001 was mainly due to fluctuations of the dollar and pounds sterling, the foreign currency in which some of our suppliers’ contracts were principally denominated, against the euro.

Income Tax (Provision) Benefit

In 2003, we recorded an income tax provision of €63,446,266, a 46.4% increase from €43,348,943 in 2002. In 2001, we recorded an income tax provision of €35,241,149. The increases reflect an increase in income before income taxes. As a percentage of income before income taxes, the provision for income taxes in 2003, 2002 and 2001 was 40.7%, 36.2% and 49.6%, respectively. The rates primarily reflected the non-deductibility for tax purposes of certain expenses as well as the partial deductibility of the management fees paid to TIM and/or its affiliates. See Note 11 to the financial statements. Management believes this treatment of the income tax provision is reasonable based on the experience of the tax audits for the years up to 2000. The tax benefit of the merger with Telepolis, which was completed in December 2002, and the Greek labor law that provides tax benefits to companies for personnel increases, have been taken into consideration for this provision in 2002. The lack of such tax benefits in 2003 is also one of the reasons for the increase in the income tax provision as a percentage of income before taxes in 2003, compared to 2002.

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

Liquidity

The table below sets forth, for the periods indicated certain information about our cash flows.

	Year ended December 31,
	2001	2002	2003
	€	€	€
	(in thousands)
Cash and cash equivalents at beginning of period	7,155	29,614	35,581
Cash from operating activities	133,007	193,370	229,916
Cash used in investing activities	(261,632)	(105,302)	(137,579)
Cash from (used in) financing activities	151,084	(82,101)	(61,149)

Cash and cash equivalents at end of period	29,614	35,581	66,769

Cash from operating activities increased by 18.9% in 2003, as compared to 2002, primarily reflecting the increase in net income and non-cash items, mainly depreciation and deferred income taxes provision. Cash from operating activities increased by 45.4% in 2002, as compared to 2001, primarily reflecting the increase in net income and non-cash provision for commitments and contingencies.

Cash used in investing activities, consisting of capital expenditures, increased by 30.7% in 2003, as compared to 2002, and decreased by 59.8% in 2002, as compared to 2001. The increase in 2003 is due to the continuing build-out and further selective development of our GSM network and to the deployment of

UMTS network. The large variance between 2002 and 2001 cash used in investing activities is attributable to the acquisition in 2001 of the DCS 1800 and UMTS licenses.

In 2003, cash used in financing activities decreased by 25.5%, as compared to 2002, reflecting lower borrowing needs and the repayment of long-term debt, due to higher cash generated by operating activities. In 2002, cash used in financing activities decreased by 154.3%, as compared to 2001, reflecting lower borrowing need and the repayment of short-term debt, due to higher cash generated by operating activities and lower cash outflows for capital expenditures.

Capital Resources

As of December 31, 2003, we were a party to two separate long-term loan agreements provided by the European Investment Bank of Luxembourg, each supported either by a direct guarantee or a counter-guarantee from Telecom Italia, under which we currently have outstanding borrowings denominated in euro. Each guarantee provides a full and unconditional guarantee of our obligations under the respective loans until such time as those obligations have been discharged. Due to a downgrading of Telecom Italia’s credit rating, Telecom Italia was substituted as guarantor, by SANPAOLO IMI S.p.A., BANCO BILBAO VIZKAYA ARGENTARIA S.A. (Milan branch), and SUMITOMO MITSUI BANKING CORPORATION (London branch), for our €100 million loan with European Investment Bank, and an amendment of the original contract was signed in March 2004. The financial costs of this facility after this substitution remain essentially the same. In addition, we were a party to a long-term syndicated loan agreement arranged by ABN AMRO Finance (UK) Limited in euro, with an original maturity date of July, 2004, which was also guaranteed by Telecom Italia. However, in July 2003 we exercised our option to voluntarily pre pay the entire principal amount due. As of December 31, 2003, an aggregate of approximately €174.1 million was outstanding under these facilities. See Note 8 to the financial statements.

In December 2001, we entered into an agreement with Telecom Italia for a five year fixed rate credit facility in an aggregate principal amount of €60 million. See Note 9 to the financial statements.

In addition, our short-term borrowings consist of drawdowns under various lines of credit we maintain with several banks. Furthermore, in 2002, a short-term financing facility from TIM International N.V. for an amount of €100.0 million, was made available to us. The aggregate amount of available lines of credit was €116.7 million and €211.2 million at December 31, 2003 and 2002 respectively, of which approximately €110.4 million and €211.2 million were unused as of the above dates.

We believe that our operating cash flow is sufficient for our present requirements and commitments. However, the actual amount of our financing requirements will depend on a number of factors, many of which are beyond our control.

Contractual Commitments

The following table sets out our contractual obligations as at December 31, 2003.

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	€ in thousands
Long-term debt	234,067	74,067	60,000	100,000	—
Capital lease obligations	7,894	991	1,484	1,138	4,281
Operating leases	171,146	21,893	60,663	36,984	51,606
Purchase obligations	12,913	12,343	570	—	—
Other long-term liabilities reflected on our balance sheet under GAAP(1)	44,021	—	44,021	—	—

Total contractual obligations	470,041	109,294	166,738	138,122	55,887

(1)	Other contractual obligations relate to UMTS future payments.

Off Balance Sheet Arrangements

We do not engage in off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of our significant account policies, the following may involve a higher degree of judgment and complexity.

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

•	Concentration of credit risk and allowance for doubtful accounts: Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances. We maintain an allowance for doubtful accounts for estimated losses relating from the inability of our subscribers to make required payments. Our calculation is based on actual historical data of suspended and cancelled subscribers, the reactivation rate of suspended subscribers and the collectability rate of cancelled subscribers.

•	Impairment: Our long-lived assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the impairment or disposal of long-lived assets” which we adopted effective January 1, 2002. Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in business or technology indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount (if any) by which the carrying value of the asset exceeds its fair value. Prior to January 1, 2002, we assessed the impairment of long-lived assets under SFAS No. 121, “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of”.

•	Legal Contingencies: We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. See Note 15 of the Notes to the Financial Statements for a description of our material legal proceedings.

•	Accounting for Income Tax: Significant judgment is required in determining our income tax provision. In the ordinary course of business there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of the potential tax treatment of management fees paid to related parties, the process of identifying items of revenue and expense that qualify for preferential tax treatment and potential tax audits. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

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

Recently Issued Accounting Standards

In 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. The effective dates and impact of FIN 46 and its revision FIN 46-R, are as follows:

1.	Special purpose entities (“SPEs”) created prior to February 1, 2003 - application of FIN 46 becomes effective for the year ending December 31, 2004.

2.	Non-SPEs created prior to February 1, 2003 - adoption of FIN 46-R becomes effective for the year ending December 31, 2004.

3.	All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R was required for the year ended December 31, 2003.

The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have an impact on the Company’s financial statements. The Company is currently evaluating the impact of adopting FIN 46-R applicable to SPEs and non-SPEs created prior to February 1, 2003, but does not expect any impact on the Company’s results of operations or financial position.

In November 2002, the EITF reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that its current accounting is consistent with the provisions of EITF 00-21 and therefore does not expect that the application of the provisions of EITF 00-21 will have a material impact on the Company’s financial statements.

Trend Information

The coming years look challenging for Greek mobile operators. The regulatory environment is uncertain, as Greece has yet to implement the new European regulatory framework that will most likely put further pressure on interconnection rates, a major source of revenues for us. Furthermore, our substantial investments for our UMTS license, network deployment and services development may not be recovered in the expected timeframe, as the evolution of these services is still in a rudimentary stage and contingent on widespread market acceptance. Finally, the expected revenues coming from the summer 2004 Olympic Games may never materialize, or not to the extent expected, as these are dependent upon the level of roaming traffic created by increased tourist activity during the games.

Item 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

We are administered by our Board of Directors which is responsible for our management and administration.

Directors

The members of our Board of Directors were elected by a resolution of the General Assembly of our Shareholders dated July 31, 2002, for a three year term, ending July 30, 2005. By virtue of the resolution of the Extraordinary General Meeting of our shareholders dated December 16, 2002, Mr. Attilio Achler, Mrs. Elisabetta Ripa and Mr. Stefano Rossi succeeded Mr. Giovanni Fiorillo, Mr. Giuseppe Sala and Mr. Giancarlo Ferrero respectively, for the remainder of the term of office ending on July 30, 2005.

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

Stylianos Argyros. Chairman of the Board of Directors, Mr. Argyros has a broad range of business experience and has held high administrative posts in Greece as well as abroad. He studied at Amherst (B.Sc. in Chemistry) and M.I.T. (M.Sc. and Ph.D. in Materials Science). Also Chairman of the Board and Chief Executive Officer of PREVEZA MILLS S.A and Vice-President of ASPIS BANK. Member of the Board at: ELAN VENTURES S.A., S&B MINERALS S.A., DELTA HOLDING S.A. and P.G. NIKAS S.A.. Member of the Executive Committee of the TRILATERAL COMMISSION. Former Member of the European Parliament (M.E.P.). Mr. Argyros has served as President and Chairman of the Board of the Federation of Greek Industries, Vice President of UNICE, World President of the Textile Institute (U.K.) and Member of the Board of ALBA.

Nikolaos Varsakis. Managing Director and Chief Executive Officer. Mr Varsakis joined us in February 2001 with vast experience in the telecommunications market. He began his career at the Philips Group, where he held a series of managerial positions internationally. In 1993, he co-founded Radio Korassidis Telecom and became the Managing Director. Prior to joining us, he held the position of general manager at Radio Korassidis Microcenter. Mr. Varsakis holds a B.A. from University of La Verne and an M.B.A. from the University of Southern California.

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

Giuseppe Roberto Opilio. Member of the Board of Directors. Mr. Opilio joined Telecom Italia Mobile in 1999, with 16 years of working experience with companies such as Parfina Group, Gepi Group S.p.A. American Society for Quality Control and Galgano Group Consulting and Management Training

Company. Upon joining TIM, he assumed the position of Vice President in Human Resources and Organizational Development, and a year later he was also assigned the International Human Resources Organizational Development department. In 2001, he assumed the position of HR Executive Vice President for the TIM Group, and in February 2004 he became the Executive Vice President for Customer Operations. Mr. Opilio holds a degree in Chemical Engineering from the University of Rome.

Roberto Pellegrini. Member of the Board of Directors. Mr. Pellegrini joined Telecom Italia Mobile in 1998 as Marketing and Sales Director. He began his career with IBM and Amdahl in marketing and sales. In 1991 he was appointed General Director of GOAL SYSTEMS and in 1992 he was appointed Managing Director for Italy of the Legent Software Company and subsequently became Vice President for Southern Europe. In 1995, he joined Telecom Italia as a commercial director in the division of Mobile Services, and in July 1995, Mr. Pellegrini joined Telecom Italia Mobile with responsibility for the division of Commecialization and Operating Marketing. In 1998, he became commercial director adding to his area of responsibility the Marketing, Advertising and Product Promotion divisions. Since 1999 he has been the director of the Business department. Mr. Pellegrini holds a B.S. in Electrical Engineering.

Elisabetta Ripa. Member of the Board of Directors. Ms. Ripa joined Telecom Italia Mobile in 1995 in the department of Planning, Strategic Marketing and International Affairs, with eight years of industry experience in companies such as L.D.M. S.r.l., Promomedia Italia S.a.s, SIP and Telesoft America. A year after joining TIM, she became a member of the staff of the General Director with the responsibility for the Action Planning and Control division, Management Europe division (International Affairs) and International Management division (Planning and Control). In 2001, she began reporting directly to the Managing Director in the role of Head of Staff, and in August 2002 she also assumed the responsibility of the Mobile Business Development division. Mrs. Ripa holds a B.S. in Finance and Commerce.

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

Executive Officers

In 2002, we completed the restructuring of our management, creating a chief officer level to which executive directors of related divisions report. These chief officers report directly to our Chief Executive Officer. The table below sets forth our executive officers as of April 30, 2004:

Name	Position
Nikolaos Varsakis	Chief Executive Officer (since February 28, 2001)
Ruggero Caterini	Chief Financial Officer (since September 1, 2002)
Nikolaos Costaras	Chief Information Officer (since November 1, 2002)
Michele Gamberini	Chief Network Officer (since November 1, 2002)
Nicola Gatti	Secretary General (since September 1, 2002)
Dimitris Papagiannopoulos	Chief Commercial Officer (since October 1, 2001)

Nikolaos Varsakis. See description above.

Ruggero Caterini, Chief Financial Officer. Born in 1961, Mr. Caterini joined us in September 2002 with 12 years of experience in financial operations. He began his financial career with Istituto Mobiliare Italiano S.p.A., and joined TIM in 1996, where he was involved in economic evaluations of TIM’s international subsidiaries within the Administration & Control department. In September 1998, he assumed the role of controller for TIM’s South American subsidiaries. A year later, he was appointed CFO and Investor Relations Director of Tele Celular Sul Participacoes, TIM’s Brazilian subsidiary. Prior to joining us, he was the CFO of Mobilkom Austria. Mr. Caterini holds a B.S. degree in Mechanical Engineering from the University of Rome “La Sapienza”.

Nikolaos Costaras, Chief Information Officer. Born in 1955, Mr. Costaras joined us in November 2002 as an IS Executive Director, having 12 years broad experience in Information Systems. He began his career with Credit Bank and assumed a series of managerial positions in Greek IT and telecommunications companies. Mr. Costaras holds a B.S. in Computer Science and an MSC in Computer Science and Software Design.

Michele Gamberini, Chief Network Officer. Born in 1963, Mr. Gamberini joined us in September November 2002, with 8 years experience in the sector of radio and cell planning. Prior to his current position, he has also worked for Omnitel and Telecom Italia Mobile. Mr. Gamberini holds a B.S. in Electronic Engineering from the University of Rome “La Sapienza,” and a post-degree from Istituto Superiore Poste a Telecomunicazioni, a post-degree telecommunications specialization school.

Nicola Gatti. Secretary General. Born in 1963, he joined us in September 2002 with 16 years of experience in the telecommunications sector. He started his career in the Research and Development department of Telecom Italia, where he was involved in many different functions such as the Service Architecture department and the Key Account department. Before joining STET Hellas as a Secretary General, he was a project and area manager in the Strategic Marketing Planning and International Affairs department of TIM. Mr. Gatti holds a B.S. in Electrical Engineering from the University of Rome “La Sapienza.”

Dimitris Papagiannopoulos. Chief Commercial Officer. Born in 1963, Mr. Papagiannopoulos joined us in October 2001 with 10 years of experience in marketing and sales positions. He began his career in Memotek Systems SA and joined DHL International (Hellas) in 1994. Prior to joining STET Hellas he was the Commercial Director of DHL International (Switzerland). Mr. Papagiannopoulos holds a B.S. in Business Administration and an M.Sc. in Political Science from the London School of Economics.

Compensation of Directors and Officers

According to the provisions of the Greek laws for sociétés anonymes, the only competent body to decide on compensation, if any, for the members of the Board of Directors is the Ordinary General Assembly of the shareholders. By resolution of our Ordinary General Assembly dated April 22, 2003, it was decided that Mr. Stylianos Argyros, Chairman of the Board of Directors, should receive as compensation for the year 2003 the total amount of €68,889.21 gross. The only other member of our Board of Directors who received compensation in his capacity as Board Member during 2003 was Mr. Nikolaos Varsakis, our Managing Director, who received a portion of his salary in connection with his position as a Board Member. For 2003, the aggregate amount of compensation to our directors and executive officers was €2,067,074.21 gross.

Except as noted above, none of the members of our Board of Directors is employed by us and, therefore, they do not have service contracts with us providing for benefits upon termination of their employment.

As of December 31, 2003, we have not accrued any amount in our financial statements to provide pension, retirement or similar benefits to our executive officers, other than the reserve for staff retirement indemnities, that we record in our financial statements for all of our employees, including our executive officers. See note 12 to our financial statements.

Board Practices

Audit Committee

We do not currently have an audit committee but plan to establish one by July 2005.

Remuneration Committee

According to current Greek law, the only body authorized to decide on compensation for the members of the Board of Directors is the General Assembly of Shareholders, as discussed above. We do not have a remuneration committee and under the current NASDAQ corporate governance rules, we are exempt from NASDAQ’s requirement of having a compensation committee.

Employees

As at December 31, 2003, we had 1,361 full-time equivalent employees, including 300 in marketing and sales, 252 in operations, 373 in network development and operations, and 436 in information systems and customer service. Our employees are not covered by a collective bargaining agreement. We do not have a history of strikes or work stoppages and no material labor-related claims are pending. Management believes that relations with its employees are good.

Share Ownership

As of May 31, 2004, none of the members of our Board of Directors nor any of our executive officers held any of our voting securities.

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

Under the first plan, approved on March 30, 2000, by our Shareholders’ Ordinary General Assembly, we are authorized to issue and have issued 1,300,000 option rights, which entitle the bearer to purchase our shares at a price equal to our listed market price on the NASDAQ Stock Exchange as of the above date, which was U.S.$28.375. The first plan expired in November 2003, and no options were exercised.

Under the second plan, approved on December 11, 2000, by our shareholders’ Extraordinary General Assembly, we are authorized to issue 1,000,000 option rights, which entitle the bearer to purchase our shares at a price equal to our listed market price on the NASDAQ Stock Exchange as of such date, which was U.S.$12.532. As of December 31, 2003, we had outstanding 698,000 option rights under the second plan. See Note 2 and Note 20 of the financial statements.

Item 7. Major Shareholders and Related Party Transactions

Control of Registrant

The following table sets forth, as at April 30, 2004, the total number of any securities held by the owners of more than 5.0% of our voting securities:

	Identity of		Percent
Title of Class	Person or Group	Amount Owned(1)	of Class
Ordinary Shares	TIM International N.V.	67,722,621	81.40%

(1)	Including 953,851 ADRs and DDRs, each one representing one ordinary share

On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon in STET Hellas, becoming our sole majority shareholder.

TIM International N.V. has the same voting rights as our other shareholders.

Related Party Transactions

TIM (and its affiliates) provides substantial technical and other expertise to us, including the secondment of employees to fill key management roles. In particular, TIM provides substantial assistance to us in the areas of technical planning and training; marketing, product development and assistance in purchasing and personnel matters.

We have an assistance agreement with TIM which provides generally that TIM will make available to us certain technology, technical plans, know-how and general assistance in exchange for a management fee. This assistance agreement will expire on December 31, 2004.

While management expects that our reliance on TIM will diminish over time, failure to renew or extend the assistance agreement upon request could have a material adverse effect on our financial condition and results of operations.

Our second assistance agreement with NYNEX Network Systems International Subsidiary Company legally ceased to exist on August 2, 2002 as a result of TIM International N.V. becoming our sole majority shareholder. For further information on our current and previous assistance agreements, see Note 9 to our financial statements included elsewhere in this Form 20-F.

Item 8. Financial Information

See “Item 18. Financial Statements”.

Significant Changes

There have not been any significant changes since December 31, 2003, the date of our most recent annual financial statements, except the approval of a final dividend for the year ended December 31, 2003 of €8,319,322, or €0.10 per share, by the Annual General Meeting of our shareholders, held on April 22, 2004.

Legal Proceedings

We are party to a number of significant pending legal proceedings discussed in Note 15(b) to the financial statements. We are also party to a number of other routine legal and administrative proceedings arising in the ordinary course of business.

Dividend Policy

Under Greek law, we are not permitted to distribute dividends if our net equity, as reflected in our statutory accounts is, or after such distribution will be, less than the aggregate of our share capital and undistributable reserves. Furthermore, Greek corporate law requires companies to declare each year from profits, dividends of at least 35% of after-tax profit, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders. We paid dividends for our fiscal years 2001, 2002 and 2003 and expect to continue to pay dividends in the future to the extent we are legally allowed and subject to our financial condition, the funding needs of our investment program and other relevant factors.

As of December 31, 2001, 2002 and 2003 we had, in our statutory accounts which are prepared in accordance with Greek GAAP, profit available for distribution in the amounts of €12,494,416, €58,982,142 and €129,564,196 respectively. On June 10, 2002, we paid dividends of €7,487,390, or €0.09 per share, for our fiscal year 2001, on May 30, 2003 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2002 and on May 28, 2004 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2003.

Item 9. The Offer and Listing

Markets

ADSs, each representing one of our ordinary shares, are listed on the NASDAQ National Market. Dutch Depositary Receipts, or DDRs, each representing one of our ordinary shares, are listed on Euronext Amsterdam N.V.

Nature of Trading Market

The table below sets forth the reported high and low prices, for the periods indicated, of ADSs on NASDAQ and DDRs on Euronext, Amsterdam, respectively. Our DDRs listed on Euronext, Amsterdam have not traded since July 2002.

			Euronext Amsterdam
	NASDAQ		N.V.
	High	Low	High	Low
	(in dollars)		(in euros(1)
ANNUAL HIGHS AND LOWS
1999	51.50	15.00	43.00	16.50
2000	37.188	9.750	38.00	10.50
2001	12.625	3.620	13.10	4.50
2002	7.500	4.250	9.00	7.20
2003	13.450	6.560	10.15	5.26
QUARTERLY HIGHS AND LOWS

			Euronext Amsterdam
	NASDAQ		N.V.
	High	Low	High	Low
	(in dollars)		(in euros(1)
2002
First quarter	7.100	5.300	8.10	7.20
Second quarter	6.970	4.250	8.10	7.30
Third quarter	6.350	4.410	9.00	8.00
Fourth quarter	7.500	4.550	9.00	9.00
2003
First quarter	8.350	6.560	9.00	9.00
Second quarter	10.450	7.800	9.00	5.26
Third quarter	11.630	9.200	7.00	7.00
Fourth quarter	13.450	10.550	10.15	7.00
2004
First quarter	21.650	12.979	13.01	10.15
MONTHLY HIGHS AND LOWS
2003
December 2003	13.450	12.150	10.15	10.15
2004
January 2004	19.750	12.979	11.35	10.15
February 2004	19.960	14.810	13.01	11.35
March 2004	21.650	16.350	13.01	13.01
April 2004	24.260	17.110	15.88	13.01
May 2004	18.440	14.750	15.88	15.88

(1)	Our DDRs listed on Euronext Amsterdam were not traded from July 18, 2002 to May 2, 2003

The Bank of New York, 101 Barclay Street, 22nd Floor, New York, NY 10286, U.S., is the depositary in respect of the ADRs. At December 31, 2003, there were 12,202,400 ADSs outstanding, held by twenty-five holders of record (including the Depositary Trust Company). Since certain of such ADSs are held by nominees, the number of holders of record may not be representative of the number of beneficial holders of ADRs in the United States.

N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, The Netherlands, is the depositary bank in respect of the DDRs. At December 31, 2003, there were 20,246 DDRs outstanding.

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

Our articles contain (amongst others) provisions to the following effect:

Share Capital

As of April 30, 2004, our share capital was €127,285,626.60, divided in 83,193,220 registered shares of par value of €1.53 each. The Board of Directors, by virtue of a relevant resolution, which is required to be taken with a majority of at least two-thirds of its members, has the right to increase the share capital by issuing new shares, up to the amount of the initially paid up share capital. The Board has this power for the first five years of our incorporation, which may be extended by the General Assembly for a period that can not exceed five years per extension. The General Assembly has the right, by majority-adopted resolution, to increase the share capital up to quadruple the initial paid up share capital.

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

Material Contracts

Over the last two years, we have not entered into any material contracts outside the ordinary course of our business.

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

There are also no limitations on the import or export of capital, including the availability of cash and cash equivalents for use by us. However, banks intervening in the transfer of funds in and from Greece may require the provision of certain information to comply with their obligations vis-à-vis the Bank of Greece (i.e. the central bank of the Hellenic Republic).

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

Greek Taxation

Introduction

The following discussion of Greek tax considerations is based on tax laws and regulations in effect in Greece on the date hereof which are subject to change without notice. Prospective purchasers or holders of ADSs or ordinary shares should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of ADSs or ordinary shares as they may relate to a purchaser’s particular circumstances.

Taxation of Dividends

Under Greek law, the taxable income of sociétés anonymes which are established and operating in Greece, are taxed at a flat rate of 35%, subject to certain limited exemptions.

We are not required to deduct withholding taxes on the payment of dividends on the ordinary shares or ADSs.

Under Greek law, we are not permitted to distribute dividends if our net equity, as reflected in our statutory accounts is, or after such distribution will be, less than the aggregate of our share capital and undistributable reserves. As of December 31, 2001, 2002 and 2003 we had, in our statutory accounts which are prepared in accordance with Greek GAAP, profit available for distribution in the amounts of €12,494,416, €58,982,142 and €129,564,196 respectively. On June 10, 2002, we paid dividends of €7,487,390, or €0.09 per share, for our fiscal year 2001, on May 30, 2003 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2002 and on May 28, 2004 we paid dividends of €8,319,322 or €0.10 per share, for our fiscal year 2003.

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

Transfer Taxes — Ordinary Shares

A transfer tax at a rate of:

•	0.3% is imposed on transfers of Listed Shares. If such Listed Shares are traded on the Athens Exchange, the transfer tax is levied on the seller (individual or enterprise) irrespective of his nationality or place of residence. In case the Listed Shares are traded on any other Stock Exchange, such transfer tax is levied on individuals or enterprises who are Greek tax residents; and

•	5.0% is imposed on a “real sale price” (which is the higher of (1) the contractual price; and (2) the price resulting from the application of a formula determined pursuant to a Ministerial Decision issued by the Greek Ministry of Economy and Finance) on transfers of ordinary shares other than Listed Shares (non-Listed Shares). Where non-Listed Shares are issued by a Greek société anonyme, this transfer tax is levied on and payable by the seller (individual or enterprise) irrespective of his nationality or place of residence, failing which the purchaser will be liable for its payment.

Where the 5.0% transfer tax is imposed in accordance with the above paragraph, if the seller (individual or enterprise) of such shares is a tax resident of a jurisdiction with which Greece has concluded a tax treaty for the avoidance of double taxation (such as the Greek-U.S. tax treaty of 1953), it will be exempt from the payment of the 5.0% transfer tax on the condition that the seller submits to the competent Greek tax authority a claim for the application of the relevant tax treaty certified by the competent tax authority of its home jurisdiction. U.S. holders selling ordinary shares would have to submit a U.S. Internal Revenue Service Form 6166 (but only if prior to July 5, 2004) or U.S. Internal Revenue Service Form 8802.

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

The private agreement or notarial deed is required to contain at least the following elements:

•	The legal name (if other than a natural person), registered seat, tax office and fiscal number of both the seller and the purchaser, as well as the type, number, nominal value and (if applicable) serial number of the transferred shares and any dividend coupons attached thereto;

•	The sale price and the mode of payment (payment in full or in installments);

•	The “real sale price”; and

•	The amount of transfer tax to be paid.

In addition, the seller and the purchaser of ordinary shares should obtain a Greek tax registration number, unless a registration number has already been obtained, prior to the transfer of ordinary shares, otherwise such transfer shall not be completed.

The ordinary shares are not currently listed on the Athens Exchange. See the discussion under the heading “Taxation of Capital Gains - Ordinary Shares”. As a result, it is unclear whether the 0.3% or the 5.0% transfer tax and procedures for transfers described above will apply to ordinary shares prior to a listing of those ordinary shares on the Athens Exchange. See below for a discussion of the treatment of ADSs and DDRs for these purposes.

Taxation of Capital Gains and Transfer Taxes - ADSs

Notwithstanding the above, no Greek tax will be levied on gains arising from trades of ADSs on NASDAQ made by non-Greek tax residents (individuals or enterprises).

The exercise of the right of a holder of ADSs to receive ordinary shares underlying such ADSs in accordance with and pursuant to the relevant deposit agreement in order to exercise direct rights as our shareholders, would require their registration in our shareholders’ and shares’ registries. As a consequence of withdrawing ordinary shares from the ADR facility, such ordinary shares will be transferred from the depositary to the holder, and we will either issue new share certificates evidencing the transferred shares in the name of the relevant holder, or endorse the existing share certificates with the name, address and other details of the transferor and transferee. We will also make an entry into our shareholders’ and shares’ registries containing similar information and signed by or on behalf of the transferor and the transferee. Finally, in case the transferred ordinary shares represent more than two percent of our share capital, the relevant transfer will be notified to the Greek Telecommunications and Posts Commission within fifteen days from the date of the relevant transfer.

The withdrawal of ordinary shares from the ADR facility would require the transfer of the ordinary shares from the ADR Depositary to the ADR holder. The deposit of ordinary shares by a holder of ADRs into the ADR facility would require the transfer of the ordinary shares to the ADR Depositary. It is not clear which of the 0.3% or 5.0% transfer tax levied on transfers of Listed and non-Listed Shares would apply to any of the above transfers of ordinary shares. See the discussion under the heading “Transfer Taxes — Ordinary Shares”. No Greek capital gains tax would be levied on any of the above transfers of ordinary shares made by the ADR Depositary or a holder of ADRs who is not a Greek tax resident or does not maintain a permanent establishment in Greece.

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

United States Taxation

The following discusses certain U.S. federal income tax considerations that may be relevant to a “U.S. holder” (defined below) of the ownership and disposition of an ordinary share or ADS. For purposes of the following discussion, any reference to “we”, “us” or “our” is to STET Hellas Telecommunications S.A. only and not its subsidiaries. The following discussion applies only to U.S. holders that hold the ordinary shares or ADSs as capital assets and that do not own, directly or through attribution, 10% or more of the total combined voting power of all classes of our stock (taking into consideration all ADSs entitled to vote). In addition, the following discussion does not address U.S. federal income tax considerations that may be relevant to U.S. holders subject to special rules including, among others, banks, insurance companies and other financial institutions, regulated investment companies, tax-exempt entities, persons holding the ordinary shares or ADSs as part of an integrated, hedging or conversion transaction or as part of a “straddle”, certain U.S. expatriates, persons subject to alternative minimum tax, dealers or traders in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, and partnerships and other entities treated as “pass-thru” entities for U.S. federal income tax purposes.

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust subject to the control of a U.S. person and the primary supervision of a U.S. Court.

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations thereunder, and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing are subject to change or differing interpretation, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any statement or conclusion in the following discussion, and there is no assurance that the IRS will not challenge such statement or conclusion or, if challenged, a court will uphold such statement or conclusion.

U.S. holders of ADSs will be treated for U.S. federal income tax purposes as owners of the ordinary shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. holders of the ordinary shares and ADSs.

U.S. holders should consult their own tax advisers as to the consequences under U.S. federal, state, local and applicable foreign tax laws of the ownership and disposition of the ordinary shares or ADSs.

Dividends

Subject to the discussion under “ — Passive Foreign Investment Company” below, the gross amount of any distribution paid by us to a U.S. holder in respect of the ordinary shares or ADSs will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a corporate U.S. holder with respect to the ordinary shares and ADSs will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. holder’s tax basis in his ordinary shares or ADSs and then, to the extent such excess is greater than such U.S. holder’s tax basis, it will be treated as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and, therefore, U.S. holders should assume that any distribution will constitute ordinary dividend income.

The gross amount of distributions paid in euros will be included in the income of a U.S. holder of the ordinary shares or ADSs in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are received by the depositary, in the case of the ADSs, or by the U.S. holder, in the case of the ordinary shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the euros are converted into U.S. dollars on the date of receipt, the U.S. holder generally will not be required to recognize any foreign currency gain or loss. If instead the euros are converted at a later date, any currency gains or losses resulting from the conversion of the euros generally will be treated by the U.S. holder as U.S. source ordinary income or loss. A U.S. holder will have a basis in any euros distributed equal to their U.S. dollar value on the applicable receipt date.

Any dividends paid by us will generally constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes.

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

Documents on display

All the documents referred to in this Form 20-F may be inspected at the Securities and Exchange Commission’s public reference rooms located at 450 Fifth Street, NW, Washington DC 20549 under the filing number O-29726. You can obtain information on the operation of the public reference room and copy charges by calling the Securities and Exchange Commission at + 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Summarized below are the financial instruments we held as of December 31, 2003 that are sensitive to changes in interest rates. As a matter of policy, we enter into forward exchange contracts or other derivatives to manage the exposure attributed to foreign exchange rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. However, since we did not have borrowing denominated in foreign currency as of December 31, 2003, no foreign exchange forward or other derivatives were outstanding during this latest reporting period.

We do not have any other material market risk exposure.

(a) Interest Rate Risk

55.6% of our long term debt is re-priced over the life of respective loan agreements and bears interest at floating EURIBOR market interest rates plus a spread. The remaining 44.4% of our long term debt bears interest at fixed rate euro interest rates over the life of the respective borrowing. The table below presents information about our debt obligations, including principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2003.

	Expected maturity date
						There-
	2004	2005	2006	2007	2008	after	Total	Fair Value
			(in thousands of euro, except percentages)
Long-term liabilities at floating interest rate	30,046	—	—	100,000	—	—	130,046	130,046
Weighted average interest rate	2.31%	—	—	4.11%	—	—	3.70%	3.70%
Long-term liabilities at fixed interest rate	44,021	—	60,000	—	—	—	104,021	98,453
Weighted average interest rate	2.31%	—	4.34%	—	—	—	3.48%	3.44%
Total long-term liabilities	74,067	—	60,000	100,000	—	—	234,067	228,499
Weighted average interest rate	2.31%	—	4.34%	4.11%	—	—	3.60%	3.59%

(b) Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, capital expenditures for GSM network equipment. During 2001 the Greek drachma was fixed to the euro at the rate of €1.00 to 340.750 drachmas. As a matter of policy, we seek to hedge non- euro foreign denominated debt into euro as well as a significant amount of non-euro foreign denominated purchases of GSM network equipment. All such transactions are undertaken to manage the risk arising form the underlying activities and no speculative trading is undertaken. The off-balance sheet risk in outstanding forward exchange contracts involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. We monitor our positions, credit ratings of counterparties and the level of contracts we enter into with any one party. The counterparties to these contracts are major financial institutions. We have a policy of entering into contracts only with parties that meet stringent qualifications and, given the high level of credit quality of our derivative counterparties, we do not believe it necessary to obtain collateral arrangements.

Throughout 2003 and more specifically as of December 31, 2003, we had no non-euro foreign currency denominated debt obligations and thus have not entered into any forward foreign exchange or other foreign exchange derivative hedging transactions. All debt was denominated in euro and thus was no longer subject to foreign exchange rate risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

[None]

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

[None]

Item 15. Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2003, our disclosure controls and procedures were effective in (1) timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission and (2) ensuring that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, there were no changes in our internal controls during the fiscal year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

We are currently in the process of establishing our Audit Committee. Once our Audit Committee has been established, our Board of Directors will designate or identify an audit committee financial expert.

Item 16B. Code of Ethics

Our Code of Ethics, which was adopted on April 23, 2003, applies to directors and executives including our CEO and senior financial officers. It is a fundamental policy of our directors, executives and management to conduct our business with honesty and integrity and in accordance with the highest legal and ethical standards. Our Code of Ethics also governs our relationship with our shareholders, customers and the communities in which we operate our business, our human resources practice, our environmental practice and confidentiality.

Our Code of Ethics is reviewed regularly to ensure it reflects the highest standards of behavior as well as applicable legal requirements. In addition, we are in the process of establishing policies that support adherence to the Code of Ethics and the reporting of any violations.

Our Code of Ethics is posted on our internet website which is http://www.tim.com.gr.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young, and their respective affiliates, which we together refer to as Ernst & Young Entities, have audited our annual financial statements since our 2001 fiscal year. Ernst & Young acted as our independent auditor for the fiscal years ended December 31, 2003 and 2002.

The chart below sets forth the total amount billed to us by Ernst & Young Entities for services performed in 2003 and 2002 and breaks down these amounts by the category of service.

	2002	2003
	€	€
Audit Fees	180,778	230,469
Audit-Related Fees	17,100	14,085
Tax Fees	81,093	68,330
All Other Fees	160,500	63,009
Total Fees	439,471	375,893

Audit Fees

The audit fees include the aggregate fees billed in each 2003 and 2002 for professional services rendered for the audit of our annual financial statements or services that are normally provided by the auditor in connection with the audits and regulatory filings or engagements for those financial years (including comfort letters, consents and other services related to SEC matters).

Audit – Related fees

The audit-related fees include the aggregate fees billed in each of the 2003 and 2002 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit services. For 2003, audit-related fees principally include fees for advice with regard to the IFRS conversion and for the due-diligence related to the Telesoft absorbtion by us. For 2002, audit-related fees primarily include fees for the due-diligence related to the Telepolis absorbtion by us.

Tax Fees

The tax fees in 2003 mainly relate to services for tax compliance and advice, as well as tax services related to our absorbtion of Telesoft. The tax fees in 2002 mainly relate to services for tax compliance and advice, as well as tax services related to our absorbtion of Telepolis.

All Other Fees

The other fees in 2003 and 2002 relate to permitted services not included in the above categories.

Pre-approval Policies and Procedures

Upon proposal by the Board of Directors, in absense of an audit committee, the Annual General Meeting of Shareholders appoints the auditor to audit the Financial Statements of a financial year. The Board of Directors pre-approves all fees relating to audit services, audit-related services, tax services and other services provided by Ernst & Young, in advance of any engagement. The external auditor is present at the meetings when our annual financial statements are discussed. We comply with the Auditors independence procedure of our major shareholder TIM.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Part III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

The following financial statements, together with the report thereon of Ernst & Young, are filed as part of this annual report:

See pages F-1 to F-31.

Item 19. Exhibits

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT
1.2	Articles of Association of STET Hellas Telecommunications S.A., as amended on November 14, 2003

4.1*	Amendment Agreement, dated August 16, 1999, between STET Mobile Holding, N.V. and NYNEX Network Systems International Subsidiary Company.

4.2**/*	Contract of Commercial Co-operation, dated March 24, 1999, between STET S.A.I.C. and Germanos Batteries S.A.

8	Investments in Subsidiary Undertakings

11*	Code of Ethics of STET Hellas Telecommunications S.A.

12.1	Certification of Chief Executive Officer as required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Chief Financial Officer as required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Chief Executive Officer furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to STET Hellas’s Form 20-Fs filed in prior years.

**	Confidential treatment requested for portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STET Hellas Telecommunications S.A.

By:	/s/ NIKOLAOS VARSAKIS

Name: Nikolaos Varsakis
Title: Managing Director

Date: June 17, 2004

[LETTERHEAD]

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of:
STET HELLAS TELECOMMUNICATIONS S.A.

We have audited the accompanying balance sheets of STET HELLAS TELECOMMUNICATIONS S.A. (a Greek corporation) as of December 31, 2003 and 2002, and the related statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STET HELLAS TELECOMMUNICATIONS S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, STET HELLAS TELECOMMUNICATIONS S.A. changed its method of accounting for asset retirement obligations effective January 1, 2003.

/s/ ERNST & YOUNG
Athens, Greece
February 26, 2004

STET HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
[In thousands (except share and per share data)]

		December 31,
		2002	2003	2003
	Notes	€	€	U.S.$(1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		35,581	66,769	84,108
Accounts receivable, net of allowance for doubtful accounts of €38,266 and €44,590 as of December 31, 2002 and 2003 respectively	4	127,983	132,191	166,522
Inventories, net		7,715	8,783	11,064
Deferred income taxes	11	14,931	10,396	13,097
Amounts due from related companies		—	2,570	3,237
Other current assets	5	8,522	8,493	10,699

Total current assets		194,732	229,202	288,727

OTHER ASSETS
Other		2,280	2,597	3,272

		2,280	2,597	3,272

PROPERTY, PLANT AND EQUIPMENT	6
Cost		878,501	1,024,199	1,290,182
Less: Accumulated depreciation		(356,702)	(455,628)	(573,953)

		521,799	568,571	716,229

DISTRIBUTION NETWORK	2
Cost		29,347	29,347	36,969
Less: Accumulated amortization		(11,739)	(14,673)	(18,485)

		17,608	14,674	18,484

LICENSES	2
Cost		257,652	267,694	337,214
Less: Accumulated amortization		(49,479)	(56,410)	(71,059)

		208,173	211,284	266,155

TOTAL ASSETS		944,592	1,026,328	1,292,867

(1)	Exchange rate used for the convenience translation of the December 31, 2003 balances: U.S.$1.2597 to €1.00.

The accompanying notes are an integral part of these financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
[In thousands (except share and per share data)]

		December 31,
		2002	2003	2003
	Notes	€	€	U.S.$(1)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		155,533	168,215	211,905
Current maturities of long-term debt	8	—	74,067	93,302
Amounts due to related companies	9	8,003	17,416	21,938
Taxes other than income		3,969	5,452	6,867
Income taxes payable	11	40,508	44,546	56,116
Deferred revenue	2	24,528	22,788	28,706
Other current liabilities	10	14,581	14,303	18,018
Current portion of capital lease obligations		4,252	991	1,248
Liability for an asset retirement obligation S/T		—	486	613

Total current liabilities		251,374	348,264	438,713

LONG-TERM LIABILITIES
Long-term debt, net of current maturities	8	222,067	100,000	125,970
Long term debt due to related companies	9	60,000	60,000	75,582
Staff retirement indemnities	12	1,217	1,688	2,126
Deferred income taxes	11	19,217	21,721	27,363
Other long-term liabilities	2	36,850	38,692	48,739
Capital lease obligations, less current portion		251	6,903	8,696
Liability for an asset retirement obligation L/T		—	9,644	12,148

		339,602	238,648	300,624

COMMITMENTS AND CONTINGENCIES	15	35,397	37,897	47,739

SHAREHOLDERS’ EQUITY
Common Stock par value €1.52 in 2002 and €1.53 in 2003 (Shares authorized, issued and outstanding 83,193,220 in 2002 and 2003)	13	126,454	127,287	160,342
Additional paid-in capital		71,186	71,186	89,673
Retained earnings and statutory reserves		120,579	203,046	255,776

Total shareholders’ equity		318,219	401,519	505,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		944,592	1,026,328	1,292,867

(1)	Exchange rate used for the convenience translation of the December 31, 2003 balances; U.S.$1.2597 to €1.00.

The accompanying notes are an integral part of these financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.

STATEMENTS OF INCOME
[In thousands (except share and per share data)]

		Year ended December 31,
		2001	2002	2003	2003
	Notes	€	€	€	U.S.$ (1)
Operating revenues
Revenues from telecommunication services	16	504,801	666,453	761,934	959,808
Sales of handsets and accessories		18,956	23,878	46,606	58,709

Total operating revenues		523,757	690,331	808,540	1,018,517

Cost of sales and services provided
Cost of services provided	17	(150,097)	(199,577)	(254,570)	(320,681)
Cost of sales of handsets and accessories		(45,295)	(53,175)	(76,850)	(96,808)

Total cost of sales and services provided		(195,392)	(252,752)	(331,420)	(417,489)

Gross profit		328,365	437,579	477,120	601,028
Provision for doubtful accounts	4	(5,693)	(5,081)	(7,100)	(8,944)
Selling, general and administrative expenses	18	(234,953)	(298,240)	(303,137)	(381,861)

Operating income		87,719	134,258	166,883	210,223

Interest and other financial expense, net
Interest expense		(16,936)	(15,311)	(12,234)	(15,411)
Interest income		299	235	1,193	1,503
Other financial income, net	19	—	605	223	281

		(16,637)	(14,471)	(10,818)	(13,627)

Income before taxes		71,082	119,787	156,065	196,596
Provision for income taxes	11	(35,241)	(43,349)	(63,446)	(79,923)
Net income before cumulative effect of change in accounting principle, net of tax		35,841	76,438	92,619	116,673
Cumulative effect of change in accounting principle, net of tax of €588		—	—	(1,000)	(1,260)

Net income		35,841	76,438	91,619	115,413

Amounts per common share
Income before cumulative effect of change in accounting principle		0.48	0.92	1.11	1.40
Cumulative effect of change in accounting principle, net of tax		—	—	(0.01)	(0.01)

Net income per share-basic and diluted		0.48	0.92	1.10	1.39

Weighted average shares outstanding-basic and diluted		74,979,847	83,193,220	83,193,220	83,193,220

(1)	Exchange rate used for the convenience translation of the December 31, 2003 balances: U.S.$1.2597 to €1.00.

The accompanying notes are an integral part of these financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
[In thousands (except share data)]

				Retained
	Share of		Additional	earnings and
	common	Common	paid-in	statutory
	stock	stock	capital	reserves	Total
		€	€	€	€
Balance at December 31, 2000	72,600,000	106,530	587	19,947	127,064
Proceeds from issuance of shares	10,593220	15,544	70,819	—	86,363
Net income	—	—	—	35,841	35,841

Balance at December 31, 2001	83,193,220	122,074	71,406	55,788	249,268
Net income	—	—	—	76,438	76,438
Capital increase from additional paid-in capital and retained earnings	—	4,380	(220)	(4,160)	—
Payment of dividends	—	—	—	(7,487)	(7,487)

Balance at December 31, 2002	83,193,220	126,454	71,186	120,579	318,219
Net income	—	—	—	91,619	91,619
Capital increase from retained earnings	—	833	—	(833)	—
Payment of dividends	—	—	—	(8,319)	(8,319)

Balance at December 31, 2003	83,193,220	127,287	71,186	203,046	401,519

The accompanying notes are an integral part of these financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.

STATEMENTS OF CASH FLOWS
[In thousands (except share and per share data)]

	Year ended December 31,
	2001	2002	2003	2003
	€	€	€	U.S.$ (1)
Cash Flows from Operating Activities:
Net income	35,841	76,438	91,619	115,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,306	96,529	108,781	137,031
Deferred income taxes	5,939	(894)	7,626	9,606
Provision for staff retirement indemnities	245	283	471	593
Provision for commitments and contingencies	2,201	17,642	2,500	3,149
Provision for doubtful accounts	5,693	5,081	7,100	8,944
Provision for asset retirement obligation	—	—	312	393
Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	—	1,000	1,260
Changes in operating assets and liabilities:
Accounts receivable	15,678	(53,222)	(11,308)	(14,246)
Inventories	4,457	(2,787)	(1,068)	(1,345)
Amounts due from related companies	—	—	(2,570)	(3,237)
Other current assets	(2,735)	(704)	29	36
Accounts payable	(26,274)	43,474	12,825	16,159
Amounts due to related companies	(5,201)	(13,314)	9,413	11,857
Taxes other than income	744	992	1,483	1,867
Income taxes payable	6,903	13,775	4,038	5,087
Deferred revenue and other current liabilities	(1,676)	10,188	(2,018)	(2,544)
Other non-current assets	2,886	(111)	(317)	(400)

Net Cash provided by Operating Activities	133,007	193,370	229,916	289,623

Cash Flows from Investing Activities:
Capital expenditures	(132,505)	(105,302)	(137,579)	(173,307)
License acquisition	(129,127)	—	—	—

Net Cash used in Investing Activities	(261,632)	(105,302)	(137,579)	(173,307)
Cash Flows from Financing Activities:
Proceeds from issuing common stock	86,363	—	—	—
Proceeds from short-term borrowings, net of repayments	14,116	(62,550)	—	—
Proceeds from long-term debt	—	100,000	—	—
Proceeds from long-term debt due to related companies	60,000	—	—	—
Repayment of long-term debt	(7,337)	(109,115)	(48,000)	(60,466)
Net movement in capital lease obligations	(2,058)	(2,949)	(4,830)	(6,084)
Payment of dividends	—	(7,487)	(8,319)	(10,479)

Net Cash provided by/(used in) Financing Activities	151,084	(82,101)	(61,149)	(77,029)

Net increase in cash and cash equivalents	22,459	5,967	31,188	39,287
Cash and cash equivalents at beginning of year	7,155	29,614	35,581	44,821

Cash and cash equivalents at end of year	29,614	35,581	66,769	84,108

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
- Interest, net of amounts capitalized	16,648	13,006	10,917	13,752
- Income taxes	21,780	20,509	47,035	59,250

	38,428	33,515	57,952	73,002

(1)	Exchange rate used for the convenience translation of the December 31, 2003 balances: U.S.$1.2597 to €1.00.

The accompanying notes are an integral part of these financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

1.	COMPANY’S FORMATION AND OPERATIONS:

STET HELLAS TELECOMMUNICATIONS S.A. (hereinafter referred to as “Stet Hellas” or the “Company”) was incorporated on July 28, 1992, as a société anonyme, in order to provide mobile telecommunications services in the Hellenic Republic (“Greece” or the “State”), in accordance with the provisions of Law 2075/92, subsequently replaced by Law 2246/94 (the “Telecommunications Law”). Since June 3, 1998, Stet Hellas’ shares have been quoted on the NASDAQ National Market and are listed on the Official Market of the AEX Effectenbeurs N.V. (the “Amsterdam Stock Exchange”). TIM International N.V. is the Company’s principle shareholder.

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

2.	SIGNIFICANT ACCOUNTING POLICIES:

•	Basis of Financial Statements: The Company maintains its accounts under Greek tax and corporate regulations and has made adjustments to these records to present the accompanying financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

•	Other Comprehensive Income: Other comprehensive income refers to changes in net assets from transactions and other events, and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders’ equity and excluded from net income. The Company does not have any components of comprehensive income other than net income.

•	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

•	Foreign Currency Transactions: For the years ended December 31, 2003 and 2002 the Company’s functional currency and reporting currency was the Euro. For the year ended December 31, 2001 the Company’s functional currency was the Greek Drachma and its reporting currency was the Euro. As of January 1, 2001 the Greek Drachma was fixed at DRS 340.75 to the Euro. Transactions involving other currencies are converted into Euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of income.

Net foreign exchange gains (losses) related to currency re-measurements of (€336), €605 and €223 for 2001, 2002 and 2003 respectively, are included in the accompanying statements of income (see Note 19).

•	Forward Exchange Contracts: Periodically the Company enters into forward exchange contracts to hedge the exposure of foreign exchange fluctuations associated with its normal business transactions. During the year 2003, the Company had no outstanding forward exchange contracts. Forward exchange contracts are marked to market, with any resulting gains or losses being reflected in the accompanying statements of income.

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

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

first-in, first-out (FIFO) method. The Company provides an allowance for obsolete and slow moving inventories.

•	Concentration of Credit Risk and Allowance for Doubtful Accounts: Due to the large volume and diversity of the Company’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited. The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

•	Property, Plant and Equipment: Property, plant and equipment in the accompanying balance sheets are stated at cost including interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are charged to expenses as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of income.

•	Depreciation: Depreciation is computed based on the straight-line method at rates equivalent to average estimated economic useful lives. The rates used are as follows:

Annual rates
Buildings	2.5%-5%
Telecommunications systems and equipment	10%
Transportation equipment	25%
Furniture and equipment	20%
Software	25%

Leasehold improvements are amortized over the term of the lease.

•	Distribution Network: On March 24, 1999, the Company finalized a formal agreement with Germanos Batteries S.A. (“Germanos”), a Greek retail telecommunications and electronics dealer.

The total acquisition cost to the Company for the right to use Germanos’ distribution network amounted to €29.3 million, which has been classified as an asset in the accompanying balance sheets and is amortized over its average estimated useful life of ten years. The estimated amortization expense for each of the five succeeding fiscal years is approximately €3 million per year.

•	Licenses: The License for the GSM 900 network, which was granted to the Company for a concession fee of €91.7 million, is being amortized over the term of the License of twenty (20) years. The DCS 1800 License, which was granted to the Company for a concession fee of €26 million, is being amortized over the term of the License of fifteen (15) years.

The UMTS License, which was granted to the Company for a concession fee of €147 million, is recorded in the Company’s financial statements as follows:

•	€103 million that represent the amount that was paid within 2001 and represents the 1st part of the concession fee of the license.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

•	€35 million that represent the present value of the future installments of €44 million. This amount is recorded in other long-term liabilities.

•	€4.2 million representing the interest expense of the period from the acquisition of the license and up to December 31, 2003, which was capitalized. This amount is recorded in other long-term liabilities.

The UMTS license will start to be amortized when the license enters into commercial operation in 2004.

The Company entered into an agreement to lease a Fixed Wire Access (FWA) license in the 25 GHz frequency band. This lease is accounted for as a capital lease and is amortized over the term of the lease of thirteen (13) years. The present value of the minimum lease payments at the beginning of the lease term amounted to €8.2 million.

The estimated amortization expense for the licenses for each of the five succeeding fiscal years is approximately €14 million per year.

•	Goodwill and Other Intangible Assets: Effective January 1, 2002 the Company adopted Statements of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”. The goodwill and indefinite-lived intangible assets impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives.

•	Impairment or Disposal of Long-Lived Assets: Long-lived assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which the Company adopted effective January 1, 2002. Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in business or technology indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount (if any) by which the carrying value of the asset exceeds it fair value.

•	Reserve for Staff Retirement Indemnities: As more fully discussed in Note 13, the reserve for staff retirement indemnities is provided for in accordance with SFAS No. 87

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

(disclosed in accordance with the requirements of SFAS No. 132R) and is based on an independent actuarial study.

•	Income Taxes: Deferred income taxes provide for the tax effects of temporary differences between financial reporting and tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

•	Advertising Costs: Advertising costs are expensed as incurred. The Company incurred €15,576, €13,024 and €17,155 in advertising costs during 2001, 2002 and 2003, respectively.

•	Recognition of Revenues: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through the Company’s retail outlets), while revenues from the sale of prepaid airtime cards and the prepaid airtime, net of discounts allowed, included in the Company’s prepaid GSM service packages are recognized based on usage.

Revenues from telecommunications services are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month. Accrued unbilled revenues for services provided amounted to €10,956 and €14,358 as of December 31, 2002 and 2003, respectively (see Note 4).

•	Deferred Revenue: Deferred revenue includes monthly service fees billed to customers in advance and the estimated unused portion of prepaid airtime cards.

•	Net Income per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. During the periods included in the financial statements, diluted income per share was equivalent to basic income per share.

•	Segment Reporting: The Company provides mobile telecommunications services throughout the Hellenic Republic. Management considers that they operate and manage the business as one business and geographical segment.

•	Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price fixed in U.S. dollars, which differs from its functional and reporting currency. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). In accordance with EITF 00-23, if the exercise price is denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, the exercise price is not fixed and variable accounting is required. The guidance in EITF 00-23 is applied to stock options granted subsequent to January 18, 2001. The impact of applying EITF 00-23 was not significant for all years presented.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

All amounts in 000’s Euro except Earnings per Share

	At December 31,
	2001	2002	2003
	€	€	€
Net income as reported	35,841	76,438	91,619
Deduct: Total stock based compensation expense determined under fair value based method for all awards	(4,186)	(4,989)	(1,049)

Pro forma net income	31,655	71,449	90,570

Earning per share- Basic and diluted:
As reported	0.48	0.92	1.10
Pro forma	0.42	0.86	1.09

•	Fair Value of Financial Instruments: Cash and cash equivalents, accounts receivable, accounts payable, accruals and short-term borrowings: The carrying amounts approximate the fair value because of the short-term maturity of these instruments. Long-term debt including current maturities: The fair value is based on the current rates offered to the Company for similar debt on the same maturities.

	At December 31,		At December 31,
	2002	2002	2003	2003
	Carrying value	Fair value	Carrying value	Fair value
	€	€	€	€
Long-term liabilities at floating interest rates	178,046	178,046	130,046	130,046
Long-term liabilities at fixed interest rates	104,021	94,314	104,021	98,453

•	Asset Retirement Obligation: Effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations. Previously, the Company had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Company now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The cumulative effect of the change on prior years resulted in a charge to income of €1 million (net of income taxes of €0.6 million) (€0.0120 per share), which is included in income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003 was to decrease income before the cumulative effect, gross of tax, of the accounting change by €0.7 million (€0.0084 per share). The pro forma effects of the application of Statement 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

	2001	2002	2003
	€	€	€
Pro forma amounts assuming the accounting change is applied retroactively net-of-tax:
Pro forma effect on net income	659	341	444
Pro forma effect on net income per common share	0.01	0.00	0.01

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

Over the course of its life, the Company’s has leased buildings or land upon which it constructs its transmission and relay towers. The company enters into new leases each year and, in most cases, has the right to renew the initial lease term. The Company is legally required to dismantle the towers and, where necessary, recondition the building at the end of the lease life.

The Company recognized the fair value of a liability for the asset retirement obligations and capitalized that cost as part of the cost basis of the leasehold improvement and depreciates it on a straight-line basis over the expected life of the leasehold improvements. The following table describes all changes to the Company’s asset retirement obligation liability:

2003
€
Asset retirement obligation at beginning of year	—
Liability recognized in transition	7,005
Accretion expense	335
Capitalization of the period	2,813
Reversal of restoration expenses	(23)

Asset retirement obligation at end of year	10,130

The pro forma asset retirement obligation liability balances as if Statement 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

	At December 31,
	2002	2003
	€	€
Pro forma amounts of liability for asset retirement obligation at beginning of year	4,181	7,005
Pro forma amounts of liability for asset retirement obligation at end of year	7,005	10,130

•	Recently Issued Accounting Standards:

In 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. The effective dates and impact of FIN 46 and its revision FIN 46-R, are as follows:

1.	Special purpose entities (“SPEs”) created prior to February 1, 2003 - application of FIN 46 becomes effective for the year ending December 31, 2004.

2.	Non-SPEs created prior to February 1, 2003 - adoption of FIN 46-R becomes effective for the year ending December 31, 2004.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

3.	All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R was required for the year ended December 31, 2003.

The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have an impact on the Company’s financial statements. The Company is currently evaluating the impact of adopting FIN 46-R applicable to SPEs and non-SPEs created prior to February 1, 2003, but does not expect any impact on the Company’s results of operations or financial position.

In November 2002, the EITF reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that its current accounting is consistent with the provisions of EITF 00-21 and therefore does not expect that the application of the provisions of EITF 00-21 will have a material impact on the Company’s financial statements.

•	Presentation Changes: Certain reclassifications have been made to the presentation of the 2001 and 2002 financial statements to conform to those of 2003.

3.	TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

The financial statements are stated in Euro. The translations of the Euro amounts into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, which was U.S.$.1.2597 to €1.00. The convenience translations should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

4.	ACCOUNTS RECEIVABLE:

	At December 31,
	2002	2003
	€	€
Customers for services rendered	81,659	94,113
Customers for sales of handsets and accessories	19,542	21,169
Unbilled revenues	10,956	14,358
Interconnection fees receivable	51,697	43,527
International GSM network operators for roaming services	830	1,919
Other	1,565	1,695

	166,249	176,781
Less: Allowance for doubtful accounts	(38,266)	(44,590)

	127,983	132,191

The movement of the allowance for doubtful accounts receivable was as follows:

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

€
Balance at December 31, 2000	27,492
Provision	5,693

Balance at December 31, 2001	33,185
Provision	5,081

Balance at December 31, 2002	38,266
Provision	7,100
Write offs	(776)

Balance at December 31, 2003	44,590

5.	OTHER CURRENT ASSETS:

Other current assets are analyzed as follows:

	At December 31,
	2002	2003
	€	€
Receivable from the Greek Post Office (ELTA)	816	1,020
Prepaid expenses	4,834	6,548
Other	2,872	925

Total	8,522	8,493

6.	PROPERTY, PLANT AND EQUIPMENT:

The major classes of property, plant and equipment are as follows:

	At December 31,
	2002	2003
	€	€
Cost:
Land	3,407	3,407
Buildings	38,925	45,237
Telecommunications systems and equipment	521,487	619,019
Transportation equipment	963	828
Furniture and equipment	85,216	96,208
Software	195,024	231,421
Capital leases	9,125	7,650
Construction in progress	24,354	20,429

	878,501	1,024,199
Accumulated depreciation	(356,702)	(455,628)

Net book value	521,799	568,571

Total interest costs incurred during the years ended December 31, 2002 and 2003 amounted to €17,200 and €14,202, respectively. Interest costs capitalized related specifically to property, plant and equipment for 2002 and 2003 amounted to €134 and €126, respectively.

7.	SHORT-TERM BORROWINGS:

Short-term borrowings consist of drawdowns under various lines of credit maintained by the Company with several banks and a short-term financing facility in the amount of €100 million from TIM International N.V., the Company’s principle shareholder. The aggregate amount of available lines of credit was €211.2 million and € 110.2 million at December 31, 2002 and 2003, respectively, of which approximately €211.2 million and € 110.2 million were unused as of the above dates.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

The weighted average interest rate on short-term borrowings at December 31, 2002 and 2003 was 4.57%.

8.	LONG-TERM DEBT:

Long-term debt is analyzed as follows:

	At December 31,
	2002	2003
	€	€
(i) Loans from European Investment Bank of:
• Equivalent of €74,067 drawn-down as follows:
- €44,021, repayable on May 31, 2004, bearing interest at 5.65%	44,021	44,021
- €14,673, repayable on May 31, 2004, bearing interest at the Euribor borrowing rate plus 0.15%. (2.27% at December 31, 2003)	14,673	14,673
- €15,373, repayable on May 31, 2004, bearing interest at the Euro interbank borrowing rate plus 0.15%. (2.27% at December 31, 2003)	15,373	15,373
• €100,000 repayable on December 14, 2007, bearing interest at the Euribor borrowing rate plus 0.60%. (2.72% at December 31, 2003)	100,000	100,000
(ii) Syndicated loan arranged by ABN AMRO Finance (UK) Ltd.:
• €48,000, repayable on July 14, 2004, bearing interest at the Euro interbank borrowing rate plus 0.40% (3.597% at December 31, 2002), repaid in 2003	48,000	—

Total long-term debt	222,067	174,067
Less: Current maturities	—	74,067

Long-term debt, net of current maturities	222,067	100,000

Minimum future payments of long-term debt for years subsequent to December 31, 2003, are as follows:

Maturity	Amount
€
2004	74,067
2005	—
2006	—
2007	100,000

174,067

The loans from European Investment Bank and ABN AMRO Finance (UK) Limited are guaranteed by Telecom Italia S.p.A. (“Telecom Italia”) (see Note 9). Each guarantee provides a full and unconditional guarantee of the Company’s obligations under the respective loans until such time as those obligations have been discharged.

Management believes that it can obtain financing without a guarantee from the Telecom Italia group, although such financing may not be on terms as favourable as those obtained with a Telecom Italia group guarantee.

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

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

be attainable by the Company in the ordinary course of business from unaffiliated third parties under similar circumstances.

TIM International N.V. (“TIM Int’l”), a wholly owned subsidiary of Telecom Italia Mobile S.p.A. (“TIM”), is the Company’s principle shareholder holding directly through ordinary shares 80.257% of the total STET Hellas ordinary shares.

On December 12, 2001 the company entered into an agreement with Telecom Italia S.p.A. (“Telecom Italia”), based on which Telecom Italia provides STET Hellas with a credit facility of €60 million. This facility has been fully utilized and is repayable in December 14, 2006 bearing interest at 5.7%. The terms and conditions of this agreement are similar to those of a bank loan agreement.

Account balances with related companies are as follows:

	At December 31,
	2002	2003
	€	€
Due from:
IT Telecom	—	1,832
Telecom Italia Mobile S.p.A.	—	422
Telecom Italia Sparkle	—	315
Other	—	1

	—	2,570
Due to:
Telesoft Software Development and Consulting Services S.A.	1,079	—
IT Telecom	—	3,899
Telecom Italia Mobile S.p.A.	3,729	8,040
Telecom Italia Lab S.p.A.	1,681	—
Telecom Italia S.p.A.	1,087	3,580
Sodalia S.p.A.	427	—
Telecom Italia Sparkle	—	1,125
Telemedia Applicazioni	—	715
Other	—	57

	8,003	17,416

Transactions with related companies consisted of the following:

	At December 31,
	2002	2003
	€	€
Purchase of fixed assets	2,437	4,020
Management fees	14,021	15,349
Other services	7,706	7,818

Total	24,164	27,187

Purchases of fixed assets from related parties represented approximately 2% and 2.9% of the Company’s total purchases for 2002 and 2003, respectively.

The Company had signed technical support and assistance agreements with Stet International and NYNEX Network Systems Company, an affiliate of Verizon Europe Holdings II B.V. (“Verizon/NYNEX”), each of which expires on December 31, 2004.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

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

For the years ended December 31, 2002 and 2003 management fees related to TIM amounted to €14,021 and €15,349 respectively. All costs of doing business with its shareholders and other related parties have been accounted for by the Company in the accompanying financial statements.

10.	OTHER CURRENT LIABILITIES:

Other current liabilities are analyzed as follows:

	At December 31,
	2002	2003
	€	€
Accrued interest on loans	878	276
License fee to National Telecommunications and Postal Committee (“NTPC”)	2,001	2,107
Payroll and related expenses	5,706	7,378
Other accrued liabilities	5,996	4,542

Total	14,581	14,303

11.	INCOME TAXES:

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

The provision for income taxes reflected in the accompanying statements of income is analyzed as follows:

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

	Year ended December 31,
	2001	2002	2003
	€	€	€
Income taxes
Current Expense	(29,303)	(44,243)	(55,820)
Deferred (Expense) / Benefit	(5,938)	894	(7,626)

Total provision for income taxes	(35,241)	(43,349)	(63,446)

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate (37.5% in 2001 and 35% in 2002 and 2003) to pretax income is summarized as follows:

	Year ended December 31,
	2001	2002	2003
	€	€	€
Income tax at the statutory rate:	(26,656)	(41,926)	(54,623)
Effect of change in statutory tax rate	(370)	—	—
Tax from share capital increase	(1,007)	—	—
Tax losses from subsidiary carryforwards	(656)	2,553	—
Effects of non-taxable income and expenses not deductible for tax purposes:
- Non deductible expenses	(5,375)	(5,269)	(4,995)
- Management fees	(1,177)	(1,227)	(1,343)
- Tax incentives	—	2,520	—
- Valuation allowance increase for unrecognised provision for bad debts	—	—	(2,485)

Provision for income taxes	(35,241)	(43,349)	(63,446)

Deferred income taxes relate to the temporary differences between the book and the tax bases of assets and liabilities. Significant components of the Company’s deferred tax assets and liabilities are summarized below:

	At December 31,
	2002	2003
	€	€
Deferred tax assets:
Staff retirement indemnities	(426)	(591)
Reserve for litigation and claims	(12,389)	(13,264)
Deferred airtime revenue	(5,131)	(4,574)
Stock devaluation	(162)	—
Property, plant and equipment	(2,608)	(6,197)
Other	(3,197)	(3,138)
Provision for bad debts	—	(2,485)
Valuation allowance	—	2,485

Deferred tax assets	(23,913)	(27,764)

Deferred tax liabilities:
Property, plant and equipment	27,811	38,559
Other	387	530

Deferred tax liability	28,198	39,089

Net deferred tax liability	4,285	11,325

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

A valuation allowance of €2,485 has been recorded against the provision for bad debts as it is more likely than not that it will not be realized.

The Company has tax-free reserves in the amount of €307. The Company does not plan to distribute dividends out of the tax-free reserves, however if a dividend were paid from these reserves a withholding tax of 35% of the amount distributed from the tax free reserves would be remitted.

12.	STAFF PENSION AND RETIREMENT INDEMNITIES:

•	Staff Pension: The Company’s employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employee’s retirement benefits. The Company’s contributions to the pension funds for the years ended December 31, 2001, 2002 and 2003, have been charged to expenses and amounted to €6,069, €6,765 and €7,756, respectively.

•	Staff Retirement Indemnities: Under Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal without cause.

The provisions and liability for such retirement indemnities have been accounted for in the accompanying financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study. These retirement indemnities are paid to the individuals at the time they retire from the Company.

The components of the staff retirement indemnity cost recognized by the Company in accordance with SFAS No. 87 are as follows:

	Year ended December 31,
	2001	2002	2003
	€	€	€
Service cost	195	212	372
Interest cost	49	68	87
Net amortization and deferrals	2	4	12

	246	284	471
Additional cost of extra benefits	35	56	54

	281	340	525

The following is a reconciliation of the projected benefit obligation recorded for staff retirement indemnities:

	At December 31,
	2002	2003
	€	€
Projected benefit obligation at beginning of year	1,143	1,594
Service cost	212	372

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

	At December 31,
	2002	2003
	€	€
Interest cost	68	87
Benefits paid directly by the Company	(56)	(54)
Extra payments or expenses	56	54
Actuarial loss	171	334

Projected benefit obligation at end of year	1,594	2,387

	At December 31,
	2002	2003
	€	€
Projected benefit obligation at end of year	1,594	2,387
Fair value of plan assets	—	—

	1,594	2,387
Unrecognised transitional asset/(obligation)	—	—
Unrecognised net actuarial loss	(377)	(699)
Unrecognised prior service cost	—	—

Accrued pension cost	1,217	1,688

The total accumulated benefit obligation for the termination obligations, which are unfounded, is €634 and €862 as at December 31, 2002 and 2003, respectively.

The projected future benefit payments under this plan are as follows:

Year	As at December 31, 2003
€
2004	31,932
2005	—
2006	—
2007	—
2008	—
2009-2013	167,277

The assumptions underlying the actuarial valuation of staff retirement indemnities are:

	Year ended December 31,
	2002	2003
Discount rate	5.5%	5.0%
Assumed rate of increase in future compensation levels	4.5%	4.5%
Price inflation	2.5%	2.5%

13.	SHARE CAPITAL:

On October 10, 2001 the Company increased its share capital through a rights offering. The shares increased from 72,600,000 to 83,193,220 and the net proceeds from this offering were approximately €86.4 million. On September 17, 2002 the Company increased its share capital per Board of Directors approval, through a transfer of retained earnings and additional paid-in capital. The nominal value per share increased from €1.47 to €1.52. On October 16, 2003 the Company increased its share capital per Board of Directors approval, through a transfer of retained earnings. The nominal value per share increased from €1.52 to €1.53. As of December 31, 2003 the share capital was approximately €127.3 million and additional paid-in capital €71.2 million.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

14.	LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. The legal reserve as at December 31, 2003 is €7,791.

15.	COMMITMENTS AND CONTINGENCIES:

(a)	Commitments:

(i)	Capital Commitments: The Company has a number of outstanding capital commitments on supplier contracts which at December 31, 2003, amounted to approximately € 13 million.

(ii)	Lease Commitments: At December 31, 2003, the Company was a party to a number of non-cancelable lease agreements. The operating leases relate to real estate property and transportation leases, which expire on various dates through 2014. The capital leases relate to the Service Center equipment and the lease for a fixed wireless access license. The amortization of assets recorded under capital leases is included within depreciation expense.

The future minimum lease payments under these agreements for the periods shown at December 31, 2003 are as follows:

	Operating	Capital
Year	leases	leases
	€	€
2004	21,893	1,537
2005	20,919	1,200
2006	20,266	1,200
2007	19,478	1,062
2008	18,987	787
Thereafter	69,603	5,573
Total minimum rental commitments	171,146	11,359
Less interest costs (average rate 7%)	—	(3,465)
Present value of minimum lease payments	—	7,894

Total rent expense under operating leases for 2001, 2002 and 2003 amounted to €15,698, €16,750 and €19,596 respectively, and is included in the accompanying statements of income.

Capital lease amounts included in assets are as follows:

	Year ended December 31,
	2002	2003
	€	€
Property, plant and equipment	9,125	7,650
Licenses	—	8,199

	9,125	15,849
Accumulated amortization	(4,808)	(6,324)

Total	4,317	9,525

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

(b)	Litigation and Claims:

The Company is a party to various litigation and claims, the major of which are:

(i)	Mobitel Arbitration: Mobitel S.A. (“Mobitel”) a distributor of the Company and its parent, Interamerican Group, submitted a request for arbitration (the “Initial Claims”) to the International Court of Arbitration of the International Chamber of Commerce (the “ICC International Court of Arbitration” or “the Tribunal”) seeking compensation on several commercial issues. The Initial Claims dated December 26, 1996 and July 15, 1997 requested damages in an aggregate amount of €13.4 million plus VAT and interest and €132.1 million, respectively.

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

A series of legal actions took place and in 2002, Mobitel calculated its claims as follows: claims for the commission on revenues generated by all calls (including incoming calls) made by customers acquired by Mobitel amount to U.S.$19.6 million plus interest of U.S.$9.6 million; claims for the Company’s failure to achieve a 45% market share amount to U.S.$8.8 million plus interest; and claims for the damages as a result of the breach of the agreement amount to U.S.$109.4 million.

As of January 30, 2002 the Company quantified its counterclaim against Mobitel as follows: €22.7 million for bad debts; U.S.$255.4 million for the loss of market share as a result of the failure of Mobitel and Interamerican to fulfil their obligations; and U.S.$611.2 million plus the legal interest for damages and loss of income incurred for the illegal termination by Mobitel of the distribution and sales agreement with the Company.

The tribunal issued on November 2003 an Interim Award on the Company’s claim for bad debts awarding in favour of the Company an amount of €1.5 million and rejecting the corresponding claim of Mobitel for commissions for bad debts.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

While no assurance can be given as to the outcome of these proceedings, if the Company’s Counterclaim and the Revised Claim — Additional Request were unsuccessful, the award of substantially all the amounts claimed by Mobitel and Interamerican would have a material adverse effect on the Company’s financial condition and results of operations.

(ii)	Interamerican Greek Life Insurance Company S.A.: Interamerican Greek Life Insurance Company S.A., filed a claim with the First Instance Court in Athens against the Company, requesting an amount of €11.7 million for moral damages incurred. The first hearing before the court took place on April 5, 2001 and the Court issued decision no. 9800/2001 requesting further evidence.

(iii)	DELAN Arbitration: The Company and Delan Cellular Services S.A. (“DELAN”) were party to an agreement dated September 25, 1996, whereby DELAN agreed to develop and market prepaid telecommunications services through the Company’s network in exchange for 50% of the revenues from prepaid airtime cards sold by DELAN and from prepaid airtime included in prepaid service packages sold to prepaid customers by DELAN. On January 27, 1997, the Company terminated the agreement due to DELAN’s failure to perform and instead pursued development of B-Free with a different contractor. On February 26, 1998, DELAN filed a claim against the Company for actual damages in an amount of €343 as well as a claim in an aggregate amount of €79.5 million for loss of anticipated profits.

The first hearing before an arbitration tribunal occurred on March 18, 1998. Due to the resignation of one of the arbitrators, the evidence submission and the hearing procedure were repeated and were only completed in January 2001. The two parties filed closing briefs on March 6, 2001. The arbitrators’ decision remains pending however they have issued an interim decision appointing an independent chartered accountant to deliver a report to the Tribunal evaluating the claim based on the contract and the actual figures arising from the Company’s operations of pre-paid mobile telephony between 1997 and 2002.

Management and legal counsel believe that the Company’s defense is strong and well founded and the Company will vigorously defend its position; however, an adverse result could have a material adverse effect on the Company’s financial condition and results of operations.

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

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

Instance took place on April , 2003. The Court has awarded Vasilias the amount of €1.7 million against which the court offset the Company’s counterclaim of €1.0 million. Both parties appealed the decision. The hearing before the Athens Court of Appeals took place on May 20, 2004. The decision of the Court remains pending.

(v)	Lantec Communications S.A. Litigation: On March 21, 2002, a claim amounting to approximately €52.7 million was filed by an ex-master dealer, Lantec Communications S.A. (“Lantec”) against the Company, seeking damages relating to the termination by the Company of its exclusive agreement with Lantec. The hearing before the Multimember First Instance Court of Athens took place on March 24, 2004. The decision of the Court remains pending. The Company believes that the claim is without merit and intends to contest the case vigorously.

16.	REVENUES FROM TELECOMMUNICATIONS SERVICES:

Revenues from telecommunications services reflected in the accompanying statements of income are analyzed as follows:

	Year ended December 31,
	2001	2002	2003
	€	€	€
Monthly service fees	61,316	80,034	102,281
Airtime revenues:
Outgoing calls	103,930	136,184	164,211
Incoming calls from fixed line networks	152,263	167,932	123,473
Incoming calls from other mobile operators’ network	—	64,556	119,397
Prepaid airtime cards	121,051	140,269	153,292
Roaming revenues from the Company’s customers	11,211	12,512	15,028
Roaming revenues from customers of international GSM network operators	29,392	30,187	36,955

	417,847	551,640	612,356

Data communications	24,170	32,008	42,684
Other	1,468	2,771	4,613

Total	504,801	666,453	761,934

Prepaid airtime cards include revenues from the sale of prepaid airtime renewal cards and prepaid airtime, net of discounts allowed, included in B-Free packages used as of the end of the period.

17.	COST OF SERVICES PROVIDED:

Cost of services provided reflected in the accompanying statements of income is analyzed as follows:

	Year ended December 31,
	2001	2002	2003
	€	€	€
Interconnection charges from fixed line operators	44,748	37,058	20,726
Interconnection charges from other mobile operators	—	62,186	118,380
Depreciation	61,277	53,881	65,175

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

	Year ended December 31,
	2001	2002	2003
	€	€	€
Roaming charges from international GSM network operators	11,536	13,634	13,342
Payroll	12,307	12,242	14,611
Leased lines	6,258	3,305	2,970
Utilities	2,838	4,486	4,672
SIM cards	5,371	4,608	3,210
Installations’ rentals	5,762	8,177	11,484

Total	150,097	199,577	254,570

18.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses reflected in the accompanying statements of income are analyzed as follows:

	Year ended December 31,
	2001	2002	2003
	€	€	€
Commissions to dealers	79,143	102,106	103,724
Management fees	14,698	14,021	15,349
Advertising expenses	15,576	13,024	17,155
Payroll	24,898	30,980	34,161
Depreciation	18,777	33,368	33,550
Amortization of intangibles	8,252	9,280	10,056
Repair and maintenance	25,687	30,182	30,015
Consultancy and other third party fees	11,623	11,447	18,013
Provision for litigation and claims	2,935	18,603	2,500
Utilities	6,614	7,274	8,855
Rentals	11,964	11,122	13,726
Other	14,786	16,833	16,033

Total	234,953	298,240	303,137

19.	OTHER FINANCIAL INCOME/(EXPENSE), NET:

Other financial income/(expense), net in the accompanying statements of income are analyzed as follows:

	Year ended December 31,
	2001	2002	2003
	€	€	€
Foreign currency exchange gains/(losses), net	(336)	605	223
Other	336	—	—

Total	—	605	223

20.	STOCK OPTION PLANS:

The Company issued two stock option plans to selective employees of the Company. The objectives of these plans include attracting and retaining personnel and promoting the success of the Company by providing executive employees the opportunity to acquire common stock.

Under the first plan, approved on March 30, 2000, by the Company’s Shareholders’ General Assembly (the “1st Plan”), the Company issued 1,300,000 option rights, which entitled the bearer to purchase shares of the Company at a price equal to the listed market price of Stet Hellas on the NASDAQ Stock Exchange as of the above date, which was U.S.$28.375. This plan expired as of November 30, 2003. Included in the rollforward

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

below are outstanding options of 827,000, 535,000, and none, and weighted average exercise prices per option of Euro 27.06, Euro 27.06, and none at December 31, 2001, 2002, and 2003, respectively.

Stet Hellas approved on December 11, 2000, by the company’s Shareholders’ Extraordinary General Assembly the “2nd Plan”, Stet Hellas was authorized to issue 1,000,000 option rights, which entitle the bearer to purchase shares of Stet Hellas at a price equal to the listed market price of Stet Hellas on the NASDAQ Stock Exchange as of such date, which was US$12.532. Included in the rollforward below are outstanding options of 935,000, 569,000 and 698,000 and weighted average exercise prices per option of Euro 15.88, Euro 11.73, and Euro 9.94 at December 31, 2001, 2002 and 2003 respectively.

Options vest on a pro-rata basis over approximately a four-year period from the grant dates.

The Company has adopted the disclosure provisions of FASB Statement 123, as modified by FAS 148, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the Stock Option Plans. Accordingly, for the year ended December 31, 2003, no compensation expense was recognized for options granted under the plans in the accompanying financial statements.

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

The movement in the options outstanding during the years ended December 31, 2001, 2002 and 2003, is as follows:

	Number of	Weighted
	shares	average
	subject to	exercise price
	option	(Euro)
Outstanding at December 31, 2000	1,965,000	25.01
Granted during the period	175,000	14.09
Exercised during the period	—	—
Forfeited during the period	(378,000)	27.51
Expired during the period	—	—

Outstanding at December 31, 2001	1,762,000	23.39
Granted during the period		—
Exercised during the period	—	—
Forfeited during the period	(658,000)	20.79
Expired during the period	—	—

Outstanding at December 31, 2002	1,104,000	19.27
Granted during the period	177,500	11.73
Exercised during the period	—	—
Forfeited during the period	(48,500)	11.73
Expired during the period	(535,000)	29.51

Outstanding at December 31, 2003	698,000	9.94

Exercisable at December 31, 2001	619,000	23.82
Exercisable at December 31, 2002	341,367	21.25
Exercisable at December 31, 2003	232,667	9.94

Prior to 2002, the Company had used the Black-Scholes option pricing model to estimate the fair value of stock options granted to employees. Starting in 2002, the Company revisited the use of the Black-Scholes option-pricing model and concluded that certain other option-pricing models, in particular binomial models, were better adapted to capturing the complexity of the fair value of these options. Therefore, effective January 1, 2002, the Company adopted the Cox-Ross-Rubenstein (“CRR”) binomial model for estimating the fair value of employee stock options. The CRR model uses a binomial tree to assess the probabilities that the price of the underlying stock might follow over the life of the option.

In contrast to the Black-Scholes model, the CRR model takes into account possible future stock prices at specified times between the grant date and the option maturity. An additional strength of the CRR model is that it is specifically designed to value options that can be exercised at any time (so called “American” options), as opposed to those that can only be exercised at the end of their maturity (so called “European” options). The Company’s employees are free to exercise their vested stock options once they are vested, therefore they are considered to be American type call options. Also, the Group

STET HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(currency - € in thousands unless otherwise stated)

has historically paid dividends, which it anticipates doing in the future. The CRR model also has the flexibility to incorporate assumptions related to the payment level of future dividends. The CRR model was designed for these types of options, therefore it provides more useful fair value information.

The weighted average fair value of options granted in 2001 was estimated using the Black-Scholes stock option-pricing model while the weighted average fair value of options granted in 2003 was estimated using the CRR model. No options were granted in 2002. The following weighted average assumptions were used:

	Year ended December 31,
	2001	2003
Dividend yield	1.48%	0.93%
Annual standard deviation (volatility)	57%	68%
Risk free interest rate	5%	2.70%
Expected life (years)	4	2

All options granted are treated as indexed options under the disclosure requirements of SFAS No. 123. Furthermore, the weighted average exercise price and weighted average fair value at grant date were estimated at €11.73 and €1.19, respectively, for the options granted in 2003 and €14.09 and €3.61, respectively, for those granted in 2001.

The following table provides details of all options outstanding as at December 31, 2003.

		Outstanding		Exercisable
Weighted
		Weighted	average		Weighted
		average	remaining		average
		exercise price	contractual		exercise price
Plan	Number	(€)	life	Number	(€)
2nd Plan	698,000	9.94	1.00	232,667	9.94

21.	SUBSEQUENT EVENTS

Dividends declared: On February 26, 2004 the Board of Directors proposed for formal approval at the Annual General Meeting a final dividend in respect to the year ended December 31, 2003 of €8,319. On April 22, 2004 the General Assembly unanimously approved the proposed dividend. The dividend was paid on May 28, 2004 to registered holders of the Company’s shares as at May 6, 2004.