Form 20-F
period 2004-12-31
TIM Hellas Telecommunications S.A.
filed 2005-06-01
CIK 1060964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from N/A to N/A

Commission file number O-29726

TIM HELLAS TELECOMMUNICATIONS S.A.

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

83,876,720 Ordinary Shares

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

TIM Hellas Telecommunications S.A. (formerly known as STET Hellas Telecommunications S.A.) is incorporated under the laws of The Hellenic Republic, or Greece, as an anonymos etairia, or corporation. Our corporate name is TIM Hellas Telecommunications Société Anonyme and our trade name is TIM Hellas S.A.

Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared on the basis of U.S. GAAP. Unless otherwise indicated, references in this Form 20-F to “financial statements” are to our annual audited financial statements (including the notes thereto) included herein.

The financial statements are presented in euro, the official currency of Greece. References to “€” or “euro(s)” are to the single currency of the participating member states in the Third Stage of the European and Economic Monetary Union (“EMU”) pursuant to the treaty establishing the European Community, as amended from time to time. Greece entered into the EMU on December 31, 2000. References to “Greek drachma”, “drachmas”, or “Drs.” are to the previous Greek currency, which was the official currency until December 31, 2001. References to “U.S.$”, “$” or “dollars” are to United States currency, references to “NLG” or “guilders” are to Dutch currency and references to “pounds sterling” are to the currency of Great Britain. Solely for convenience, this Form 20-F contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro amounts into dollars have been made at the rate of $1.3538 per €1.00, the noon buying rate for cable transfers of euros as certified by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2004. For historical information regarding rates of exchange between the euro and the dollar, see “Item 3. Key Information”. On May 31, 2005, the noon buying rate for the euro was $1.2349 per €1.00.

The Greek government does not require Greek telecommunications companies to make industry data publicly available. Consequently, references in this Form 20-F to Greek mobile telecommunications industry data are based on officially announced data by other operators, which we compile for purposes of presenting this data. While we believe this information is reliable we have not independently verified the information on which it is based.

References in this Form 20-F to “average number of customers for the year” means the average of each month’s average number of customers (calculated as the average of the total number of customers at month end and the total number of customers at the end of the previous month) during the calendar year.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This annual report on Form 20-F contains certain forward looking statements, including but not limited to: (a) trends affecting our financial condition or results of operations, including our increased penetration of the Greek Global System for Mobile Telephony (“GSM”) market, rates of network usage, average monthly revenue per customer, average monthly minutes of use per customer, revenue per minute of use, trends in customer acquisition costs and rates of customer churn, (b) the resolution of certain legal proceedings, (c) the continued maintenance of the quality and capacity of our network, and (d) the impact of the changing regulatory environment in Greece and in Europe. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—Risk Factors”, (ii) “Item 4. Information on the Company”, (iii) “Item 5. Operating and Financial Review and Prospects”, (iv) “Item 8. Financial Information—Legal Proceedings” and (v) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, including statements regarding the likely effect of matters discussed therein. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside our control, that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	levels of competition in the Greek GSM market and its impact on our ability to increase our customer base;

•	our ability to maintain or increase our market share through technological innovation and high quality customer care services and to stimulate increased usage of our services by our customers;

•	the impact and consequences of the sale by TIM International N.V. of its stake in us to private equity funds (the “Acquisition”) and the resulting change in our relationship with Telecom Italia S.p.A. (“Telecom Italia”) and TIM Italia S.p.A. (“TIM Italia”) (see “Item 4. Information on the Company—Majority Shareholder’s Sale of its Interest in the Company”);

•	our ability to license the TIM brand and related trademarks and to receive technical and management assistance from TIM Italia;

•	our ability to successfully roll out our UMTS network and services and to realize the benefits of our investment in our UMTS license and related capital expenditures;

•	the impact of regulatory decisions and changes in the regulatory environment, including with regard to interconnection rates, permits for the construction of antennas, environmental regulations, and the future implementation of the new EU Regulatory Framework;

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts;

•	our ability to achieve the expected return on the significant investments and capital expenditures we have made and continue to make;

•	our ability to maintain our network and avoid service disruption;

•	the outcome of our pending legal proceedings and the impact of any new legal proceedings we may become party to; and

•	general economic conditions in Greece.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. See “Item 3. Key Information—Risk Factors”.

Our registered office and headquarters is located at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece. Telephone (30-210) 615-8000.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

Selected Financial Data

The following table sets forth selected historical financial information of TIM Hellas prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, derived from TIM Hellas’s audited financial statements.

The historical financial statements of TIM Hellas are presented in euro and are prepared in accordance with U.S. GAAP. The selected financial data set forth below as of and for the fiscal years ended December 31, 2002, 2003 and 2004 have been derived from our financial statements included elsewhere in this Form 20-F, which have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent public accountants (“Ernst & Young Hellas”). The selected financial data set forth below as of and for the fiscal year ended December 31, 2001 was derived from our previous financial statements which were audited by Ernst & Young Hellas, and the selected financial data set forth below as of and for the fiscal year ended December 31, 2000 was derived from our previous financial statements which were audited by Arthur Andersen Certified Auditors - Accountants S.A., independent public accountants (“Arthur Andersen”).

This section should be read together with the information contained in “Item. 5. Operating and Financial Review and Prospects” and the financial statements and the related notes thereto, included elsewhere in this Form 20-F.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	€	€	€	€	€	U.S.$
	(in thousands, except per share amounts)
Statement of Income Data
Operating revenue:
Revenues from telecommunications services	477,961	504,801	666,453	761,934	785,545	1,063,470
Revenues from sales of handsets and accessories	41,934	18,956	23,878	46,606	43,604	59,031

Total operating revenues	519,895	523,757	690,331	808,540	829,149	1,122,501

Cost of sales and services provided	(199,052)	(195,392)	(252,752)	(331,420)	(385,581)	(522,001)

Gross profit	320,843	328,365	437,579	477,120	443,568	600,500
Provision for doubtful accounts	(6,124)	(5,693)	(5,081)	(7,100)	(5,290)	(7,162)
Selling, general and administrative expenses	(241,561)	(234,953)	(298,240)	(303,137)	(317,212)	(429,442)

Operating income	73,158	87,719	134,258	166,883	121,066	163,896

	Year ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	€	€	€	€	€	U.S.$
	(in thousands, except per share amounts)
Interest and other financial expense, net	(20,869)	(16,637)	(14,471)	(10,818)	(9,928)	(13,440)
Income before income taxes	52,289	71,082	119,787	156,065	111,138	150,456
Income taxes provision	(25,611)	(35,241)	(43,349)	(63,446)	(32,295)	(43,721)

Net income before cumulative effect of change in accounting principle for SFAS 143, net of tax	26,678	35,841	76,438	92,619	78,843	106,735
Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	—	—	(1,000)	—	—

Net Income	26,678	35,841	76,438	91,619	78,843	106,735

Amounts per common share:
Income before cumulative effect of change in accounting principle for SFAS 143	0.37	0.48	0.92	1.11	0.95	1.28
Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	—	—	(0.01)	—	—

Net Income per share – basic and diluted	0.37	0.48	0.92	1.10	0.95	1.28
Dividend per share	—	0.09	0.10	0.10	0.10	0.14
Weighted average shares outstanding – basic and diluted	72,600,000	74,979,847	83,193,220	83,193,220	83,239,907	83,239,907

(1)	Solely for the convenience of the reader, euro amounts have been translated into dollars at the rate of $1.3538 per €1.00, the noon buying rate on December 31, 2004.

	As of December 31,
	2000	2001	2002	2003	2004	2004(1)
	€	€	€	€	€	U.S.$
	(in thousands)
Balance Sheet Data
Total assets	654,988	868,553	944,592	1,026,328	1,004,350	1,359,691
Long-term debt, net of current maturities	231,182	122,067	222,067	100,000	100,000	135,380
Long-term debt due to related companies	—	60,000	60,000	60,000	60,000	81,228
Total long-term liabilities less long-term debt	7,520	52,846	57,535	78,648	62,681	84,858
Total liabilities	527,924	619,285	626,373	624,809	524,205	709,672
Shareholders’ equity	127,064	249,268	318,219	401,519	480,145	650,019

(1)	Solely for the convenience of the reader, euro amounts have been translated into dollars at the rate of $1.3538 per €1.00, the noon buying rate on December 31, 2004.

Dividends

On June 10, 2002, we paid dividends of €7.5 million, or €0.09 per share, for our fiscal year 2001; on May 30, 2003 we paid dividends of €8.3 million or €0.10 per share, for our fiscal year 2002; on May 28, 2004 we paid dividends of €8.3 million, or €0.10 per share, for our fiscal year 2003 and on May 23, 2005 we paid dividends of €8.4 million, or €0.10 per share, for our fiscal year 2004, as approved by the general assembly of our shareholders on March 24, 2005. We expect to continue to pay dividends in the future to the extent we are legally allowed and subject to our financial condition, the funding needs of our investment program and other relevant factors, including our increased leverage as a result of the Acquisition. See Note 20 to the financial statements.

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

Certain reclassifications have been made to the presentation of the 2002 and 2003 financial statements to conform to those of 2004.

The following table sets forth, for the periods indicated, certain information regarding the noon buying rate for the euro, expressed in U.S. dollars per euro as reported by the Federal Reserve Bank of New York. The rates below may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this Form 20-F. Our inclusion of the exchange rates is not meant to suggest that the euro amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

	Dollars per Euro
	Year end	Average(1)	High	Low
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801

(1)	The average of the noon buying rates on the last trading day of each month during the relevant year.

The table below sets forth the high and low exchange rates between the euro and dollar, expressed in dollars per euro, for each of the six months ended May 31, 2005.

	High	Low
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005	1.3465	1.2877
April 2005	1.3093	1.2819
May 2005	1.2936	1.2349

The noon buying rate for euro, expressed in U.S. dollars per €1.00, on May 31, 2005, the latest practicable date prior to filing this report was $1.2349 = €1.00.

Risk Factors

Risks related to our Business

We face significant competition from the other telecommunications operators in Greece, which may adversely affect our results of operations

There are currently four mobile telecommunications operators in Greece, and the market is highly competitive. Vodafone-Panafon S.A. (“Vodafone Greece”), one of our principal competitors in the Greek mobile market, is a subsidiary of the Vodafone Group Plc, a UK mobile telecommunications company. Our other principal competitor in the Greek mobile market is Cellular Operating System of Mobile Telecommunications S.A. (“Cosmote”), a subsidiary of Hellenic Telecommunications Organization S.A. (“OTE”), the incumbent fixed-line telecommunications operator in Greece. Cosmote provides mobile telecommunications services principally using DCS 1800 technology. Additionally, Infoquest S.A. (“Infoquest”), a Greek information technology company, has been operating under the brand name Q-Telecom since June 2002, after it was granted a DCS 1800 license by the Greek National Telecommunications and Postal Commission or (“NTPC”). Infoquest principally operates a business model by which it provides services to its customers by roaming on Vodafone Greece’s network.

As at December 31, 2004, the respective shares of the Greek mobile telecommunications market were: TIM Hellas 21.0%, Vodafone Greece 34.8%, Cosmote 37.6% and Q-Telecom 6.5%. Competition for customers between Vodafone Greece, Cosmote, Q-Telecom and us is based principally upon the price of services, promotional discounts, the range of services and the quality of customer care. See “Item 4. Information on the Company—Competition”.

Over the last two years our market share has declined from 27.0% at the end of 2002 to our current market share of 21.0%. Increased competition has led to declines in the prices that we charge for our services and may lead to further price declines in the future, which may negatively affect our revenue growth and profitability. There can be no assurance that we will be able to maintain our current market share in the Greek GSM market, nor can there be any assurance that the costs associated with maintaining our market share in the face of competition from the other market participants will not have an adverse effect on our results of operations. Furthermore, the impact of Q-Telecom’s entry into the market in June 2002 has impacted all incumbent operators, especially in the pre-paid customer segment. Q-Telecom’s targeting of the low-value market segment through its low-cost offerings in both voice and short message service (“SMS”) products and services may put further pressure on our market share and financial results. Additionally, the possible entry of a discount-based Mobile Virtual Network Operator (“MVNO”) in the Greek market, may intensify competition which may lead to increased pressure and a further reduction of our market share. An MVNO is a service provider that rents airtime from network operators at wholesale prices in order to provide mobile telecommunications services. There can be no assurance that competition associated with the introduction of additional competitors will not adversely affect our results of operations. See “Item 4. Information on the Company—Competition.”

Some of our competitors may be able to benefit from their relationship with their shareholders to increase their market share, thereby reducing our revenues and adversely affecting our results of operations.

Some of our competitors may have substantially greater capital resources than we do and may be able to increase their market share, in each case due to their relationship with their shareholders. In particular, both Cosmote and Vodafone Greece may benefit from higher levels of brand recognition associated with their respective principal shareholders. Cosmote’s principal shareholder OTE enjoys a high level of brand recognition in Greece and Vodafone Greece may benefit from high levels of brand awareness and global advertising conducted by the Vodafone Group PLC, their principal shareholder. In addition, Cosmote benefits from OTE’s existing telecommunications infrastructure, which enables it to enhance the speed of its network build-out, particularly with respect to new technologies such as UMTS. Similarly Vodafone Greece could benefit from Vodafone Group’s plans for UMTS network build-out and leverage on UMTS equipment, handsets and Data Cards procurement. If Cosmote and Vodafone Greece are able to complete the build-out of their UMTS networks significantly faster than we are, we may lose market share or if our customers transfer their business to them or new customers choose to sign up with our competitors. A loss of market share may reduce our revenues and adversely affect our results of operations.

There may be insufficient demand for the new products and services we have invested in and developed

As an element of our strategy, we have invested in and developed new data services. In order for our customers to better access these services, we may need to provide our customer base with upgraded handsets compatible with new technologies and enabled with features such as Multimedia Messaging Service (“MMS”), cameras, color screens, and other capabilities. The upgrades needed to support these services may increase our cost base while demand for these data services and products may not materialize. We cannot assure you that demand for these services will be as high as expected, or that these initiatives will be profitable. If they are not, our growth could be impaired and we could lose our capital investments in these new services. These initiatives could fail for a number of reasons, including technological developments or competitive factors. Our ability to deploy and deliver some of the new services is dependent upon new technologies. These technologies may not be developed in a timely manner or, if developed, may not perform as expected or favorably in comparison to competing technologies, which could negatively affect customer demand. In addition, we may not be able to deliver these services on an economic basis, particularly in comparison to competing technologies.

We had relied on TIM Italia for certain resources

In the past, we have derived substantial benefits from the support of TIM Italia, the legal entity that has succeeded to all the assets, liabilities and legal relationships connected or related to the Italian domestic mobile communications business previously owned by Telecom Italia Mobile S.p.A (“TIM”), in the areas of purchasing, financing and network operations. TIM Italia has provided us with technical know-how as well as technical assistance services, including assistance through the secondment of employees to fill key management positions, pursuant to certain “technology and technical assistance” agreements. In connection with the sale of TIM Italia’s controlling interest in us, we expect to enter into a number of services agreements with TIM Italia governing our ongoing business relationship in the areas of handset procurement, value-added services, such as “plug and play”, our continued membership in the “FreeMove” alliance, our use of the pre-paid software license currently in place with TIM Italia, and the continued use of the “TIM” brand name in Greece. We also expect to enter into certain roaming arrangements with TIM Italia. See “Item 4. Information on the Company—Majority Shareholder’s Sale of its Interest in the Company.”

Pursuant to the Stock Purchase Agreement, TIM International N.V., our existing majority shareholder and a subsidiary of TIM, has agreed to use its commercially reasonable efforts to cause TIM Italia to enter into certain commercial arrangements. No assurance can be given that these commercial arrangements will be agreed with TIM Italia or the terms on which such agreements would be reached. While management had expected that our reliance on TIM Italia will diminish over time, the failure to enter into these new commercial arrangements or the impact of these new services agreements and roaming arrangements, and the absence of our previous assistance arrangements with TIM Italia, could have a material adverse effect on our financial condition and results of operations.

We will be licensed to use our name and brand but do not own it

The “TIM Hellas” and “TIM” names and brands are owned by TIM Italia, and we will use these names and brands pursuant to a license agreement that we will enter into with TIM Italia, as a condition to the closing of the Acquisition. Pursuant to that agreement, we expect to obtain a license to use the TIM brand in Greece until December 31, 2009 and the right to use the TIM Hellas corporate name for the next two years following the closing of the Acquisition. See “Item 4. Information on the Company – Majority Shareholder’s Sale of its Interest in the Company”.

We expect to negotiate a renewal of the license agreement beyond this period; however, we cannot give any assurance that we will be able to negotiate a commercially viable renewal of the agreement on the expiry of the term. In addition, we will license from TIM Italia the right to use the trademarks for TIM branded products and services such as “TIM B Best”, “TIM For All” and “TIM Free 2Go”. The trademark applications for these and other TIM branded products and services were filed in April 2004 and approval for these applications are currently pending. The loss of our rights under the license agreement, whether by breach of the license by us, expiry and non-renewal of the term would have a material adverse effect on our business, financial condition and results of operations. Any re-branding initiatives that we would be required to undertake as a result of such loss would result in the incurrence of substantial costs and may not prove to be successful.

We may not be able to attract and retain key personnel

Our success and our growth strategy depend in large part on our ability to attract and retain key management, marketing, finance and operating personnel. There can be no assurance that we will continue to attract and retain the qualified personnel needed for our business. Furthermore, a number of our management employees affiliated with TIM Italia will be terminating their employment with us, including our Chief Financial Officer, Ruggero Caterini, who will be leaving his post this summer. Competition for qualified senior managers in our industry is intense and there is limited availability of persons with the requisite knowledge of the mobile telecommunications industry and relevant experience in Greece. The loss of key personnel or our failure to recruit and retain key personnel and qualified employees could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of suppliers

We have developed relationships with a number of key vendors. We purchase almost all of our GSM core network equipment, such as switching equipment software and hardware, from Ericsson Telecommunicazioni S.p.A (“Ericsson”) and from Ericsson Hellas S.A. Our radio network equipment, such as base station controllers, (“BSC”), base transceiver stations, or (“BTS”), operation support systems and cross connect systems equipment is sourced from Ericsson Hellas S.A. and Siemens AG (“Siemens”).

More specifically, we have purchased approximately 88% of our network equipment from Ericsson and from Ericsson Hellas S.A. and the remaining, approximately 12% of our network from Italtel Società Italiana Telecommunicazioni S.p.A. (“Italtel”) and from Siemens, who acquired Italtel in 2001. All SDH transmission equipment is supplied by Siemens. Approximately 80.0% of our PDH transmission equipment is also provided by Siemens, whereas some microwave systems are provided by SIAE Microelettronica S.p.A The cross-connect nodes (DXX) are supplied by Ericsson Hellas S.A. — and the LMDS-ATM network by Compagnie Financiere Alcatel (“Alcatel”). As a result, it may be necessary for us to purchase certain additional and replacement equipment from these suppliers.

Furthermore, in connection with our UMTS network deployment we have entered into a contractual agreement with Nokia Oyj (“Nokia”) to purchase radio and core network infrastructure equipment exclusively from Nokia.

Suppliers may sometimes extend delivery times, limit supplies and increase the price of supplies because of their own supply limitations and other factors. The inability of these suppliers to supply equipment to us for any reason, including delays, as well as potential interoperability issues between our new 3G/Nokia and our existing 2G/Ericsson network infrastructure may have an adverse effect on our financial condition and results of operations in the short term. See “Item 4. Information on the Company — Network and facilities — Construction, maintenance and development”.

Following completion of the sale of TIM Italia’s controlling interest in us, we may be required to enter into new agreements with certain of our key suppliers and the terms of these new agreements may not be as favorable to us as they previously were during our affiliation with TIM Italia. For example, we may not be able to benefit from volume discounts previously granted to TIM Italia. Failure to negotiate favorable terms with our key suppliers in the future could have an adverse effect on our financial condition and results of operation.

We are dependent on a major distribution retail chain that has distribution agreements with our competitors

Our ability to distribute products and services depends, to a large extent, on securing and maintaining relationships with a number of key distribution partners. Germanos, the largest mobile phone retail chain in Greece and our most significant master dealer, also has distribution agreements with our competitors Cosmote and Vodafone Greece, as do most of our master dealers. These distribution agreements with our competitors may negatively affect the level of our gross activations through our distribution partners, threatening our market share development, and thus adversely affecting our financial condition and results of operations. In addition, we have a distribution agreement with Tasty Foods S.A., a subsidiary of PepsiCo International and a major snack producer in Greece, to distribute our pre-paid “Free2Go”

products in kiosks. Although we anticipate expanding our own TIM branded stores to reduce our reliance on third party distributors, our failure to maintain key distribution relationships, or the failure of our distribution partners to procure sufficient customers for us for any reason, could have a material adverse effect on our financial condition and results of operations.

We are dependent on telecommunications interconnections over which we have no direct control

Our ability to provide commercially viable mobile telecommunications services depends on our ability to interconnect with the telecommunications networks of OTE, Vodafone Greece, Cosmote and Infoquest. In addition, we will need to interconnect with any new operators which may enter the market, especially those who have a fixed wireless access (“FWA”) license, and all other operators that are awarded a special license to offer fixed telephony services. While we have interconnection agreements with OTE, Vodafone Greece, Cosmote, Infoquest, several FWA operators and other alternative operators, we have no direct control over the quality and timing of the investment and maintenance activities that are necessary for these operators to provide us with interconnection to their respective telecommunications networks. The failure of OTE, Vodafone Greece, Cosmote or Infoquest to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects — Cost of Sales and Services Provided”.

Our financial position may be adversely affected by the outcome of certain legal proceedings

We are party to various lawsuits and other legal proceedings arising in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. For example, a contract dispute with one of our former distributors, Mobitel S.A., was decided against us in August 2004 and we were required to pay €30.8 million in damages and accrued interest. Under Greek law, the amount of damages claimed may accrue interest, which is generally calculated from the date that the claim was filed to the date of payment in accordance with application regulations. We are currently awaiting the final decision in an arbitration proceeding relating to a dispute with Delan Cellular Services S.A. (“Delan”) in which Delan is seeking damages of approximately €343 thousand for breach of contract and €79.5 million in lost profits plus accrued interest. In addition, we have appealed a court decision to award Vasilias Enterprises S.A., one of our master dealers, €1.1 million in damages plus accrued interest in a breach of contract suit. If these proceedings or other proceedings involving similar claims or claims for substantial damages are decided against us, our financial position and results of operations could be adversely affected. See “Item 8 — Legal proceedings.” In addition, we may be required to devote substantial time to these lawsuits, time which we could otherwise devote to our business.

The interests of our principal shareholders may conflict with your interests

We are presently controlled by the Telecom Italia Group and its affiliates. TIM International N.V., a wholly owned subsidiary of TIM, currently owns 80.87% of our outstanding ordinary shares. Accordingly, Telecom Italia and its affiliates control all matters requiring a majority vote of the shareholders at a general meeting of the shareholders, such as the appointment of a majority of the Board of Directors, the approval of our annual financial statements and the declaration of dividends by us. Telecom Italia and its affiliates can also exercise significant influence over our business through their representation on our Board of Directors. As a result, Telecom Italia and its affiliates have the power, directly or indirectly, to influence major business and corporate decisions, including, for example, extraordinary corporate transactions, strategic initiatives and dividend policy. Telecom Italia and its affiliates are also able to direct our day-to-day management and operations.

On April 4, 2005, it was announced that our majority shareholder, TIM International N.V. had executed a conditional acquisition agreement for the sale of its 80.87% equity stake in us to an acquisition company owned by private equity funds advised by Apax Partners and Texas Pacific Group for a price of €1.1 billion (approximately $1.5 billion) or approximately €16.43 per share. The closing of the Acquisition is subject to a number of conditions as described further below under “Item 4. Information on the Company — Majority Shareholder’s Sale of its Interest in the Company” and is expected to occur by July 2005. During the period prior to closing our controlling shareholder has agreed with the buyer to use its reasonable best efforts to cause us to operate our business in the normal course consistent with past practice but also limiting certain actions we might take without obtaining the consent of the buyer. We understand that our new controlling shareholders intend to finance a portion of the purchase price through the incurrence of debt which will result in our becoming highly leveraged. See “ — Risks related to the debt to be incurred to finance the Acquisition”. We also understand the buyer intends to acquire our remaining shares at the same price of approximately €16.43 per share through a cash merger under Greek law. It is possible that the Acquisition will not occur if any of the regulatory approvals are not obtained or any of the other conditions to the transaction are not met. If the Acquisition is completed, there can be no assurance that the announced purchase of our remaining shares will be completed. Our new majority shareholders following completion of the Acquisition will be able to exercise similar levels of control as that currently exercised by TIM International N.V.

Following completion of the sale of Telecom Italia’s controlling interest in us, Telecom Italia or its affiliates will no longer continue to provide financing and/or guarantees to us, and all of our outstanding indebtedness provided by or guaranteed by Telecom Italia or its affiliates will be repaid in full and such guarantees unconditionally released. We may not be able to obtain financing or guarantees on similar terms in the future

We have entered into several significant transactions with Telecom Italia and TIM Italia in the past and, although we expect to maintain certain commercial relationships in the short to medium term with TIM Italia following the sale of its controlling interest in us, we will no longer benefit from any financial support. In particular, Telecom Italia has guaranteed a long-term loan to us from the European Investment Bank, in an aggregate principal amount at December 31, 2004 of approximately €100 million. Furthermore, in December 2001, Telecom Italia had made available to us a five-year medium-term fixed rate financing facility in an aggregate principal amount of €60 million. See Note 9 to the financial statements. In addition, during 2004 TIM made available to us a short term loan facility in an aggregate amount at December 31, 2004 of €50 million, which expired on March 31, 2005. See Note 7 to the financial statements. In the past, following the downgrade of Telecom Italia’s credit rating by certain rating agencies, we have had to provide new guarantors for certain loans. Following completion of the sale of Telecom Italia’s controlling interest in us, as described below under “Item 4. Information on the Company — Majority Shareholder’s Sale of its Interest in the Company,” certain of our outstanding indebtedness (€160 million outstanding as of April 30, 2005), including our financing with Telecom Italia or its affiliates, will be repaid in full and the guarantees of our indebtedness (representing €105 million as of April 30, 2005) will be irrevocably and unconditionally released. The loans being repaid and to be replaced are important to the financing of our business. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources”. Management believes that it can obtain financing from sources other than Telecom Italia and its affiliates and without a guarantee from Telecom Italia. While we believe that we will have sufficient financing for our working capital needs as a result of the financing being arranged in connection with the financing for the Acquisition, as described below under “Risks related to the debt to be incurred to finance the Acquisition”, such financings, due to our higher leverage or other reasons, may not be on terms as favorable as those obtained previously from Telecom Italia or with a Telecom Italia guarantee.

Risks related to our industry

The success of our operations will depend on our ability to attract and retain customers. If we are unable to reduce or maintain our rate of “churn”, we may face increased customer acquisition and retention costs, reduced revenues or lower cash flows, which would adversely affect our results of operations

“Churn” refers to customer disconnections, either voluntarily due to customers switching to competing mobile telecommunications operators or otherwise terminating their use of our services, (including customers who subsequently reactivate on our network) or involuntarily due to non-payment of bills or suspected fraudulent use. We believe that if we fail to reduce or maintain our level of churn, this may lead to increased subscriber acquisition/retention costs or reduced revenues, each of which may have a material adverse effect on our results of operations.

Although, we have taken various measures to increase customer loyalty and reduce the rate of churn, certain causes of churn are beyond our control. For example, on March 1, 2004, the regulations of the NTPC requiring Mobile Number Portability, the right of subscribers to keep their personal mobile telephone number when they change mobile telecommunications operators, came into effect on a commercial basis. We believe these regulations may result in increased churn rates between mobile operators and may lead to an unfavorable ratio of gained “port-ins” and lost “port-outs” vis-à-vis our competitors, which has been the case since the service has been available.

Furthermore, the mobile telecommunications market is characterized by frequent developments in product offerings, as well as by advances in network and handset technology. We must continue to maintain and upgrade the functionality of our existing wireless networks, the range and sophistication of our product offerings and the responsiveness our customer service systems in order to meet customer expectations. If we fail to provide an attractive portfolio of products and services to our various customer segments, our ability to retain our customers may suffer, and churn could increase. Changes in technology, product offerings or the competitive environment may draw our customers elsewhere, and mobile number portability could facilitate the movement of customers between operators. Our goal of maintaining our customer base may be adversely affected by customers switching their mobile service providers. Additionally, if other mobile operators in our market improve their ability to attract new customers, it could become more difficult for us to retain our current customers, and our costs of acquiring new customers could increase.

We are dependent on the continued development of the Greek mobile telecommunications market and may be adversely affected by Greek political and economic developments beyond our control

The development of our business will depend, in large part, on the evolution of the mobile telecommunications industry in Greece. Based on the latest official census, Greece has a population of approximately 11 million. As of December 31, 2004, there were approximately 11 million mobile phone connections in Greece, according to publicly available company data. The high penetration of mobile phones in the Greek market indicates that the market is at a mature stage. Therefore, our growth strategy relies on maintaining our market share, developing the demand for our value-added services by our existing customers and retaining our high-value contract customers.

The demand for our services will be affected by a number of factors, many of which are beyond our control. Such factors include general economic conditions, the gross domestic product per capita of Greece, the development of the GSM and the UMTS markets and any rival market for the provision of mobile telecommunication services, the price of handsets, dealer commissions and the availability, quality and cost to the customer of competing services.

Although Greece is a member of the EMU, a significant slowdown in economic growth in Greece could adversely affect us by slowing the rate of customer growth and retention, by causing a decline in our average monthly revenue per user (“ARPU”) and/or the average monthly minutes of use per customer (“AMOU”), or by impairing our customers’ ability to make payments on their accounts. In light of these factors, as well as the relatively short history of the mobile telecommunications industry in Greece, it is difficult to predict with any degree of certainty the growth in demand for mobile telecommunications services in Greece.

Our business and the market price and liquidity of our depositary shares may be affected by changes in policy, taxation and other political, economic or social developments in or affecting Greece that may not be within our control or, in certain circumstances, within the control of Greece. It is possible that the current economic growth in Greece will not continue and that future developments in Greece’s political, economic or social environment, over which we have no control, could adversely affect the market price of our ADRs or our financial condition and results of operations.

Our business operates in a highly regulated environment and we may be adversely affected by certain decisions of the regulators

Our business is subject to governmental regulations regarding licensing, competition, frequency allocation and the costs and arrangements pertaining to interconnection and leased lines. We must comply with an extensive range of regulatory requirements in our operations and the provision of our services. If we fail to comply with our regulatory obligations, the ultimate regulatory sanction is the suspension of our right to provide mobile telecommunications services, which would prevent us from carrying on our business. Changes in laws, regulations or governmental policy affecting our business activities could materially adversely affect our financial condition and results of operations. Examples of such changes include:

•	the reduction of call and/or SMS interconnection rates;

•	revisions to the methods of calculating call duration;

•	an increase in the range of the types of revenues on which royalties are paid;

•	the imposition of new policies and regulations governing electronic trade and content services, including 3G content services;

•	the introduction of new technical or administrative requirements, including the obligation to demonstrate the cost basis of tariffs we charge; and

•	the adoption of new or amended regulations affecting our roaming business.

In addition, our business operations have been, and may continue to be, adversely affected by falling interconnection termination rates, and by the notification from the NTPC in March 2003 that we were designated as having significant market power (“SMP”) in the Greek mobile telecommunications market. The primary result of this notification was that we were required to institute non-discriminatory tariffs, which aligned the interconnection termination rate for fixed-to-mobile lines with that of mobile-to-mobile lines, which began in April 2004. As a result, in April 2004, the fixed-to-mobile interconnection tariff dropped from €0.20 to €0.18, with a 30 second minimum call duration, thus matching the mobile-to-mobile interconnection tariff. In October 2004, the fixed-to-mobile interconnection tariff fell to €0.15 with the same minimum call duration at which point the mobile-to-mobile interconnection tariffs also fell to be in line with the fixed-to-mobile interconnection tariffs. Furthermore, the New Regulatory Framework, which the European Commission initially scheduled for implementation in July 2003 but which remains pending, is expected to subdivide the mobile telecommunications market for regulatory purposes into a number of sub-markets in which we and our competitors are expected to have a dominant market position. This will substantially influence interconnection rates, as well as the retail prices for various services we offer. Consequently, this legislation may have a material adverse effect on our business.

Additionally, a draft regulation (“Remedies with Respect to Mobile Termination”) has been proposed that would impose severe restrictions on the call termination tariffs charged by us, Cosmote and Vodafone Greece. The adoption of this regulation has been postponed pending the implementation of the European New Regulatory Framework in Greece. If this regulation is adopted in the form currently proposed, it could have an adverse effect on our financial condition and results of operations.

There is also uncertainty regarding the implementation of the European New Regulatory Framework and the potential regulation of international roaming charges. While the European Commission has investigated the issue in the mobile communications markets in Germany and the United Kingdom, the New Regulatory Framework gives national regulatory authorities in each country the power to undertake relevant market analyses and take appropriate measures with respect to international roaming charges. If international roaming charges become regulated in Greece, this could adversely affect our financial condition and results of operations.

In addition, the NTPC has initiated a public consultation process that is likely to result in regulatory measures that will oblige all operators, mobile and fixed, to adopt specific and predefined measures in order to manage emergency situations in telecommunications.

In addition, we may be adversely affected by site acquisition-related issues and delays in obtaining necessary permits from city planning authorities in connection with our network roll-out.

We are also subject to the risk and uncertainties that changes in current laws, regulations or government policy may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to us.

Delays in the development of handsets, services and network compatibility and components may hinder the deployment of 3G technology

Our operations depend, in part, upon the successful deployment of continuously evolving mobile telecommunications technologies, including 3G technology. We cannot assure you that Nokia will be able to successfully deliver all of the requirements of our network, including interoperability with our existing GSM network. Commercially viable 3G handsets may not be available in the timeframe required or in the amounts needed. If we cannot obtain reasonably priced devices, technologically proven network equipment or software with sufficient functionality or speed from Nokia or other suppliers, or if we experience delays in the delivery or functional deployment of devices, handsets and related network equipment or software, our ability to develop our 3G network, and our customers’ ability to access it, will be impaired.

We also rely on applications developers to develop services that will stimulate demand for our 3G network. We cannot predict whether customer demand will develop as expected. If applications developers fail to develop such services, or experience delays in their development of such services, our ability to generate revenues from our 3G network will be adversely affected.

3G technology is newer and has less mature standards than second generation technology. We may not be able to roll out or operate new technologies to perform as expected or as favorably when compared to existing or emerging competing communications technologies.

Establishing our 3G network and developing services requires investing substantial capital resources. There is no assurance that subscribers will adopt 3G services, how widespread the usage of these new services will be, how many subscribers will be willing to pay for these services and new devices and whether the revenue generated from these services will justify the costs involved in establishing and operating our 3G network.

We have not obtained all of the required permits and authorizations for the construction of our antenna sites, and could be fined or subjected to legal action seeking to have our antennas removed

Our ability to provide mobile telecommunications services is dependent in part on the quality and coverage of our network, which in turn is dependent upon erecting and maintaining a sufficient number of antennas throughout Greece. The erection and operation of most of these antenna sites require permits or other authorizations from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, including, among others:

•	Certification from the National Atomic Energy Commission as to compliance with standards for electromagnetic emissions;

•	Authorizations from the NTPC for the use of microwave frequencies and the antennae installation licenses; and

•	Approvals from local city planning authorities.

We currently operate approximately 1,800 antennas installed in Greece, the majority of which are operating without some or all of the required permits. In addition, on the basis of a recent court ruling against the Ministry of Transportation and Communication, licenses for our existing antennas could be revoked, because an environmental assessment study was not conducted at the time of the erection and installation of the antennas. See “ — Following a recent ruling by a plenary session of the Council of the Hellenic State (the “Greek Council of State”), our antennas do not comply with applicable environmental regulations. If subsequent legislative action impairs or imposes additional costs on our ability to operate our antennas, our business could be adversely affected”. Operating an antenna site without the required permits could result in fines or legal proceedings seeking to have specific antennas removed. Furthermore, local residents may challenge our right to operate an antenna site regardless of whether or not we have obtained the requisite permits and authorizations.

We are currently involved in approximately 140 proceedings with private persons, as well as local and state municipalities, relating to our antenna installations, most of which seek to have individual antennas removed. We have in the past been, and may in the future be, ordered to remove one or more of our antennas from certain sites. Although we typically relocate these antennas to alternate sites, if we are unable to locate a suitable alternate site, the quality or coverage of our network could be degraded. The costs of removing and/or relocating individual antennas are not material to our operations; however, if numerous legal proceedings challenging our right to operate antennas are decided against us, the related costs could have a material adverse effect on our financial condition and results of operation.

Following a recent ruling by a plenary session of the Council of the Hellenic State (the “Greek Council of State”), our antennas do not comply with applicable environmental regulations. If subsequent legislative action impairs or imposes additional costs on our ability to operate our antennas, our business could be adversely affected

During the time period in which we constructed our network, environmental impact assessments and the approvals of these assessments were not required in connection with the erection and installation of antennas. Accordingly, we did not commission environmental impact assessments when we erected and installed approximately 1,800 antennas that currently comprise our network. In May 2005, the Greek Council of State issued a ruling declaring that the Ministry failed to issue regulatory guidelines regarding safety measures for the protection of the public from the electromagnetic emissions of the antennae and that environmental impact assessments and the approval of these assessments should have been required in connection with the erection and installation of antennas. Although this ruling related to a single antenna site, the reasoning underlying the ruling is potentially applicable (i) to all antenna sites in Greece installed prior to 2000, which is when these safety regulations for antenna sites were issued, and (ii) to all antennas for which no environmental impact assessments had been conducted. As a consequence, all the licenses of the antennas comprising our network and those of our competitors issued before 2000, as well as those antennas for which an environmental assessment was not conducted could be revoked by a court, if a suit were to be brought regarding the legality of one of our antennas or by the relevant local city planning authority, which issued the antenna license.

On May 26, 2005, a bill on electronic communications was released for public consultation, which allows us a time period of 12 months to conduct and file the environmental impact assessments. This time period may be extended by a Ministerial Decision. Although we believe that this provision will be included in the final text of the bill, which in all likelihood will be adopted into law, there can be no assurance that the bill will contain such provisions or that these provisions will be held to be in conformity with the Greek constitution if challenged in the Greek courts.

Greek case law has established that administrative acts, which include the issuing of licenses for antennas cannot be deemed illegal after five years unless public interest considerations (such as public health and environmental protection concerns) mandate such a revocation. Our antennas may be subject to the revocation of their licenses due to public interest considerations as discussed above. We could be ordered to conduct environmental impact assessments of our antenna sites or cease operation of the portions of our network utilizing these antennas. The erection and installation of additional antennas may require us to commission environmental impact assessments and to obtain their approval, which could cause delay in the expansion of our network. The cost of conducting environmental impact assessments and/or obtaining their approval could be substantial and could have an adverse effect on our financial condition. In the unlikely event that we are ordered to cease operation of, and/or dismantle, a significant portion of our antenna network, our business and financial results would be severely adversely affected.

A favorable market for UMTS-based 3G services in Greece may not develop, limiting our ability to recoup the cost of our investment in the UMTS license and network, which could adversely affect our results of operations.

Our bid for a third generation, or 3G, UMTS mobile telecommunications license was accepted by the NTPC in July 2001. Our UMTS license will cost an aggregate of €147 million, of which we paid €103 million on August 6, 2001. Further installments will be paid beginning in December 2005 in the amount of €14.7 million on an annual basis through 2007. Our UMTS license is valid until August 5, 2021. Our license obligates us to cover 50% of the Greek population by the end of 2006. During 2003 and 2004, we allocated approximately €40 million in total for the build-out of our UMTS network and the development of related services and products, and we will also need to make further substantial investments to this end during the next several years. Our ability to recoup these expenditures will depend largely upon the market acceptance of UMTS technology.

UMTS technology is not yet in a mature stage and needs further development in order to provide the expected advantages over existing GSM technology and rival competing mobile broadband technologies. Demand for UMTS-based 3G services has not yet been proven and may not develop as we anticipate. Accordingly, no assurance can be given that a significant market for UMTS services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS services. While technical problems associated with UMTS, such as integration and interoperability with the existing 2G networks have been resolved, UMTS-enabled handsets are not widely available in terms of variety, quantity and supported functionality, which might lead to limited acceptance. Furthermore, we rely on applications developers to develop services that will stimulate demand for 3G services and our UMTS network. If third party application service providers fail to develop such services, or experience delays in their development of such services, our ability to generate revenues from our UMTS network may be adversely affected. If we cannot obtain reasonably priced handsets, technologically proven network equipment or software with sufficient functionality or speed, or if we experience delays in the delivery or functional deployment of handsets and related network equipment or software, our ability to develop our UMTS network, and our customers’ ability to access it, will be impaired. If UMTS does not deliver the anticipated advantages or gain widespread acceptance, or if we derive a smaller percentage of our total revenues than expected from our UMTS-related 3G services, we may not be able to adequately recoup our investment in our UMTS license and network, which could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by the impact of rapid technological changes with which we may not be able to keep pace

The telecommunications industry is subject to rapid and significant changes in technology, and we may face competition from entities providing communications technologies that are currently under development or that will be developed in the future. Alternative mobile and other technologies may develop for the provision of telecommunication services that are superior, cheaper or otherwise more attractive than those available from us. The impact of these technologies and services on our business cannot be predicted and may result in the technologies and services we employ becoming obsolete or subject to increased competition. Among the most significant changes facing the wireless communications industry are: ongoing improvements in the capacity and quality of digital technology; shorter development cycles for new products; enhancements and changes in end-user needs and preferences; development of data and high bandwidth network capabilities; migration to next-generation services; and expanded availability and functionality of Wi-Fi services and other new wireless technologies.

We will continue to need to make substantial additional investments in new technologies to remain competitive. We may be required to select in advance one technology over another. At the time we make our selection, it may be impossible to accurately predict which technology may prove to be the most economic, efficient, or capable of attracting customer usage. Consequently, it is possible that we may select a technology that does not achieve widespread commercial success or that is not compatible with the technology selected by one or more of our roaming partners, and as a result, our business, results of operations, and financial condition could be materially and adversely affected. Moreover, one or more of the technologies that we currently utilize may become inferior or obsolete at some time in the future.

Our business may be adversely affected by the alleged health risks of antenna sites and the use of mobile telephone handsets

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from antenna sites and from mobile telephone handsets and from other mobile telecommunications devices. The European Commission has been investigating these concerns since 1995.

We cannot provide assurances that further medical research and studies will not establish a link between the radio frequency emissions of mobile handsets and/or base stations and these health concerns. Government authorities could increase regulation of mobile handsets and base stations as a result of these health concerns.

The actual or perceived risk of mobile communications devices, press reports about risks or any litigation relating to such risks could adversely affect us through a reduction in our customer base growth rate, customer base, or average monthly minutes of use per customer or through increased litigation costs and could have a material adverse effect on our financial condition and results of operations.

Equipment failure, power outages, natural disasters, terrorist acts, or other breaches of network or information technology security may adversely affect our business

Our ability to provide services depends significantly upon the performance of our systems and the systems provided to us through contracts entered into with third parties, including mobile network operators and fixed-line operators. These systems are vulnerable to damage or interruption from floods, fires, telecommunication failures, power failures and similar events. A major equipment failure, power outage, natural disaster, terrorist act, or other breaches of network or information technology security that affect our mobile telecommunications switching offices, information systems, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment or the networks of other providers on which our subscribers roam could have a material adverse effect on our operations.

System failures, including the failure of networks we use and the networks used by our suppliers, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, regulatory penalties and reduced traffic volumes and turnover. Such failures, whether occurring within our infrastructure or on third parties’ systems, and whether or not preventable by us, would harm our reputation. While we have insurance coverage for some of these events, our inability to operate our wireless system or access our information systems even for a limited time period, or the loss of customer data, may result in a loss of customers or impair our ability to serve our customers or attract new customers, which would have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by reduced international travel as a result of the threat of terrorist activities or the inability of Greece to attract recreational and business travelers

During the year ended December 31, 2004, roaming revenues amounted to approximately €55.5 million, or 7.1%, of our revenues from telecommunications services. We principally derive roaming revenues from business travelers and tourists making calls within Greece on our network who are customers of other network operators, and from our own customers making calls using another GSM network while traveling outside Greece. The threat of potential terrorist attacks may result in materially decreased business and tourist travel to and from Greece, which could result in significantly reduced roaming revenues. In addition, roaming revenues are to a great extent dependent on the level of competitiveness and attractiveness of the tourist infrastructure in Greece compared to other tourist destinations, as well as the prospective development of Greece and/or Athens as a business hub in the greater South/Eastern European region. It is possible that a decline in travel to Greece due to the potential of terrorist activity and/or Greece’s inability to attract seasonal and business travelers could adversely affect our results of operations and financial condition.

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

Because of our articles of association and our organization under Greek law, you may find it difficult to pursue legal remedies against us

Both our articles of association and our corporate affairs are governed by Greek corporate law. The rights of our shareholders and the responsibilities of management are different from those established under the statutes and judicial precedents of the United States and other jurisdictions. You may find it more difficult to protect your interests against actions by us, our management and our board members than you would if we were a U.S. corporation.

Risks related to the debt to be incurred to finance the Acquisition

As a result of the Acquisition our new shareholders will incur significant amounts of debt to finance the purchase of our shares from TIM International N.V. . We will provide guarantees for a portion of the debt and pledge substantially all of our assets to secure such obligations. In addition, although there will be certain credit facilities available to meet certain payment obligations under such debt, the main source for servicing these obligations will be cash generated by our operations. Our significant leverage may make it difficult for us to service this debt and operate our businesses.

Upon completion of the Acquisition our new shareholders will have a substantial amount of outstanding debt with significant debt service requirements. On closing, our new shareholders have informed us that they expect to:

•	incur debt of approximately €1.2 billion; and

•	there will be an additional €250 million available for borrowing under a Revolving Credit Facility.

A portion of these borrowings will be directly guaranteed by us and substantially all of our assets will be pledged to secure our obligations with respect thereto although the amounts we are permitted to guarantee are limited by Greek law to any of our debt refinanced which is expected not to exceed €200 million. In addition, all payment obligations with respect to such debt will have to be satisfied with cash flow generated from our operations. Although our public shareholders will be cashed out if our new controlling shareholders consummate a cash merger under Greek law, an alternative transaction could result in our new controlling shareholders not owning all of our shares and exposing our public shareholders to our increased leverage. See “Item 4. Information on the Company — Majority Shareholder’s Sale of its Interest in the Company”. As a result our significant leverage could have important consequences for you, including:

•	there can be no assurance that we, together with our new shareholders, will be able to satisfy our obligations with respect to the debt and liabilities to be incurred as part of the Acquisition;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on such debt, reducing the availability of our cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes;

•	increasing our vulnerability to economic downturns in our industry;

•	exposing us to interest rate increases;

•	placing us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow;

•	limiting our flexibility in planning for or reacting to changes in our business and our industry;

•	restricting us from pursuing strategic acquisitions or exploiting certain business opportunities;

•	limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings; and

•	subjecting us to a greater risk of non-compliance with financial and other restrictive covenants in our debt facilities.

We may not have enough cash available to service our debt or the debt of our new shareholders

Our ability to make scheduled payments on our debt service obligations or the debt obligations of our new shareholders, or to refinance our debt or the debt obligations of our new shareholders, depends on our future operating and financial performance, which will be effected by our ability to implement successfully our business strategy as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service requirements or the debt service requirements of our new shareholders, it may, among other things, be necessary to refinance all or a portion of our debt or the debt of our new shareholders, obtain additional financing, delay planned capital expenditure or sell material assets. If we are not able to refinance any of our debt or the debt of our new shareholders, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not, and our new shareholders may not, be able to satisfy our obligations and their obligations with respect to such debt. In that event, borrowings under the debt agreements or instruments that contain cross-default or cross-acceleration provisions may become payable on demand, and we may not have sufficient funds to repay all of such debts.

Item 4. Information on the Company

Overview

TIM Hellas Telecommunications S.A., formerly known as STET Hellas Telecommunications S.A., was incorporated in Greece on July 28, 1992 as a société anonyme, in order to provide GSM mobile telecommunications services in Greece, in accordance with the provisions of Law 2075/92, subsequently replaced by Law 2246/94, the Telecommunications Law. Our registered office is located at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece. Telephone: (30-210 615-8000). We do not have a registered agent in the United States. Since June 3, 1998, our shares have been quoted on NASDAQ, and they are listed on the Official Market of Euronext Amsterdam N.V. As approved at an extraordinary general meeting of our shareholders on October 12, 2004, we amended Article One of our Articles of Association by adopting the name of our parent company, TIM. As a consequence, our corporate name changed from “STET Hellas Telecommunication S.A.” to “TIM Hellas Telecommunication S.A.”.

We are one of four providers of GSM mobile telecommunications services in Greece, and one of three operators licensed to provide UMTS services. Our principal business is the provision of mobile telecommunications services using the digital GSM standard, including voice, network access and related value-added services, to pre-paid and contract customers. We also utilize UMTS technology to provide advanced mobile data services. We operate under the “TIM” brand, which is well known in our market and associated with competitive service offerings and tariffs and strong customer service.

We offer our services to consumer contract customers through a variety of tariff plans with different monthly service fees and airtime tariffs to accommodate a wide range of customer segments. We also offer pre-paid services under the TIM Free2Go and TIM for All packages. In addition to our consumer product offerings, we also offer our business customers network access and mobile telecommunications services tailored to the specific needs of their businesses.

We received the first national GSM license in Greece in September 1992 and launched commercial services in June 1993. Our customer base has grown since 1993, reaching 100,000 customers in mid 1995, over 1 million customers by the end of 1999 and approximately 2.3 million customers at March 31, 2005. At March 31, 2005, our GSM network covered 97.75% and our UMTS network covered 28.9% of the Greek population of over 11 million. Approximately 98% of the Greek population were mobile users as of December 31, 2004, and we had a 21.0% market share based on total customers. Our primary competitors are Cosmote, a subsidiary of the incumbent fixed line operator OTE, and Vodafone Greece, a subsidiary of the Vodafone Group Plc. A fourth operator, Q-Telecom, launched services in June 2002.

Following the Acquisition by Apax Partners and Texas Pacific Group of the 80.87% of the shares beneficially held in us by TIM Italia, we expect to continue to benefit from ongoing access to new services and technologies developed through an agreement with TIM Italia.

Majority Shareholder

Our majority shareholder is TIM International N.V., a Dutch corporation wholly owned by Telecom Italia Mobile S.p.A., or TIM, a leading operator of mobile telecommunications in Italy and Europe. As of December 28, 2001, TIM International B.V. (a Dutch company wholly owned by TIM) merged with and into STET Mobile Holding N.V. under the company name TIM International N.V. TIM is an affiliate of Telecom Italia. On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon Europe Holdings II B.V. in TIM Hellas, becoming the sole majority shareholder.

Change in Majority Shareholder’s Relationship with TIM and Telecom Italia

In December 2004, Telecom Italia’s and TIM’s Boards of Directors approved the merger by incorporation of TIM into Telecom Italia upon completion of the demerger of TIM’s Italian domestic mobile businesses to a wholly-owned subsidiary of TIM. Following the merger, which is expected to be effective in June 2005, TIM International N.V. will be 100% held by Telecom Italia. On February 25, 2005, Telecom Italia announced the demerger of TIM’s Italian domestic mobile communications business in favor of TIM Italia, effective as of March 1, 2005. As a result of this demerger, TIM Italia has succeeded to all the assets, liabilities and legal relationships connected or related to the Italian domestic mobile communications business previously owned by TIM.

Majority Shareholder’s Sale of its Interest in the Company

The information contained herein regarding the stock purchase agreement described below has been derived from publicly available information filed by the parties involved with regulatory authorities. So far as TIM Hellas is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by TIM Hellas.

On April 4, 2005, it was announced that our majority shareholder, TIM International N.V. (the "Seller”), had executed a conditional acquisition agreement for the sale of its 80.87% equity stake in us to an acquisition company (the “Buyer”) owned by private equity funds advised by Apax Partners and Texas Pacific Group for a price of €1.1 billion (approximately $1.5 billion) or approximately €16.43 per share. The closing of the transaction is subject to a number of conditions and is expected to occur by July 2005. The Buyer has stated in its press release announcing the transaction that it intends, following completion of the acquisition, to acquire our remaining shares at the same price of approximately €16.43 per share. Such transaction will be done through a cash-out merger under Greek law, if permitted, or alternatively through a merger by absorption. Such merger is not a condition to the closing of the acquisition. The cash-out merger, if approved, is expected to be completed by November 2005 and pursuant to this procedure, the minority shareholders of TIM Hellas are expected to be cashed-out and our new controlling shareholders are expected to ultimately own 100% of the outstanding shares of TIM Hellas. If the cash-out merger cannot be completed and the merger needs to be done by absorption, such transaction is not expected to be completed before June 2006 and under this procedure, our new controlling shareholders may not be able to require all of the minority shareholders to tender their shares and thus may hold less than 100% of our outstanding shares following the merger by absorption.

The conditions to the closing of the acquisition include, among other things:

(a)	receipt of approvals from the relevant regulatory and competition authorities, including approval of the transfer of our telecommunications licenses, as required under Greek telecommunications legislation and the telecommunications licenses, without the imposition of onerous conditions;

(b)	our approval, declaration and payment of a dividend to our shareholders in respect of the fiscal year ended December 31, 2004 in an amount not to exceed €0.10 per share (which dividend was paid on May 23, 2005);

(c)	the adoption of an amendment to our articles of association at a general meeting of shareholders providing that corporate bonds may be issued by us upon the authorization of our board without need for further approval of our shareholders (which meeting and authorization was held and obtained on May 20, 2005);

(d)	an extension of our pre-paid software license agreement with TIM Italia until December 31, 2010;

(e)	the execution of a brand license agreement on customary terms and conditions with TIM Italia which would give us, subject to certain terms and conditions, a non-transferable right to use in Greece the TIM trademark until December 31, 2009 and the “TIM Hellas” corporate name for two years from the closing date, in each case solely for use in our business in the area of wireless mobile telecommunications as conducted prior to the closing and the natural evolution thereof and with effect from January 1, 2005;

(f)	the execution by Telecom Italia of a non-competition agreement with the Buyer relating to mobile telecommunications in Greece;

(g)	the Buyer repaying or causing to be repaid in full certain of our outstanding indebtedness and obtaining full releases of certain guarantees of our indebtedness; and

(h)	certain of our directors having submitted their resignations or otherwise having been removed from office effective as of the closing date.

During the period prior to the closing, the Seller has agreed to use reasonable best efforts to cause us to preserve our business and the goodwill of customers, suppliers and others having business relations with us and to conduct our business and operations in the ordinary course, subject to certain limitations. None of these limitations are intended to prevent us from taking any action that we or the Seller may reasonably determine is necessary in order to maintain our competitive position in Greece.

In connection with the transaction, the Seller has agreed to use commercially reasonable efforts to cause TIM Italia to enter into certain services agreements covering matters relating to our business and operations. These matters include:

(a)	Handset Procurement. For a five-year period, the parties would agree to use commercially reasonable efforts to negotiate in good faith with handset suppliers in order to extend to us the same price conditions applicable to TIM Italia with respect to the purchase of mobile handsets. In addition, the Seller, on a regular basis, would, through TIM Italia, make available to us the product portfolio agreed from time to time with its handset suppliers, granting us the right to select specific products at price conditions agreed with suppliers, provided that we give a firm commitment on the purchase volume and the supplier agrees to sell the selected products to us.

(b)	Plug and Play. Following the closing, the Seller would use commercially reasonable efforts to cause TIM Italia to provide certain value added services to us until December 2005 through a proprietary information technology platform hosted by TIM Italia, provided that we pay TIM Italia the incremental costs related thereto. The Seller would use commercially reasonable efforts to cause TIM Italia to negotiate in good faith the provisions of the value added services on an arm’s length basis for any period after December 31, 2005.

(c)	FreeMove Alliance. The Seller would use commercially reasonable efforts (i) to cause TIM Italia to negotiate with FreeMove Alliance members in order for us to participate, through the execution of proper agreements, in the FreeMove Alliance as a commercial partner and (ii) to cause TIM Italia not to take any actions that will prevent us from participating in the FreeMove Alliance with the status of the commercial partner. The Buyer would cause us, following the closing, to use commercially reasonable efforts to become compliant with the requirements of a commercial partner in the FreeMove Alliance.

(d)	Pre-Paid Solution. The Seller would use commercially reasonable efforts to cause TIM Italia to extend the pre-paid software license currently in existence between TIM Italia and us until December 31, 2010 and to cause TIM Italia to grant us an option to renew such software license for a term and upon such other terms and conditions (on an arm’s length basis) to be agreed at the time of renewal.

(e)	Brand License Agreement. The Seller will use commercially reasonable efforts to cause TIM Italia to execute a brand licensing agreement on customary terms and conditions that would give us, subject to certain terms and conditions, a non-transferable right to use in Greece the TIM trademark until December 31, 2009 and the “TIM Hellas” corporate name for two years following the closing date, in each case solely for use in our business in the area of wireless mobile telecommunications as conducted prior to the closing and the natural evolution thereof and with effect from January 1, 2005.

Each of these services agreements will require that we commit that none of our employees with access to confidential information provided under such agreements or board members will be employed by or serve as a director of any affiliate of the Buyer or us that does business in the telecommunications services industry (in the case of employees), or the wireless telecommunications services industry (in the case of Board members) in Italy, Argentina, Brazil or Turkey, subject to suspension or termination of such services agreement for any breach of this commitment.

The Seller and the Buyer have also agreed that for two years following the closing date the Seller will use commercially reasonable efforts to cause TIM Italia to ensure that a minimum volume of traffic, both voice and data, of the overall traffic generated by TIM Italia’s subscribers roaming in Greece is steered over our mobile network. We, in turn, commit to steer over TIM Italia’s network a minimum of the overall traffic (both voice and data) generated by our subscribers roaming in Italy, to maintain and render available to TIM Italia’s subscribers certain mobile services, and to proportionately reduce the inter operator tariff applied between TIM Italia and us, in the event that the average inter operator tariff offered and applied among the primary European mobile operators in the European mobile telecommunications market has been reduced.

The Seller has also agreed that for two years following the closing date the Seller and its affiliates will not solicit or, subject to customary exceptions, hire any of our senior employees or induce or attempt to induce any of our customers, suppliers or licensees to reduce or cease doing business with us, or otherwise interfere with our relationship with any such customer, supplier or licensee. The Seller also agreed to use commercially reasonable efforts to cause Telecom Italia and its subsidiaries (the “Telecom Italia Group”) not to compete with us in wireless mobile telecommunications in Greece for a period of three years following the closing date and to procure the execution by Telecom Italia of an agreement to that effect.

Other changes to our relationship with the Telecom Italia Group that will be implemented as of the closing include the payment in full or our being released from all of our accounts payable owing to the Telecom Italia Group, other than accounts payable incurred in the ordinary course of business, including under roaming, correspondent or interconnection agreements, the termination of any transaction we currently have with the Telecom Italia Group that is outside the ordinary course of business, excluding roaming, correspondent or interconnection agreements, the transfer to Telecom Italia of all of our intellectual property related to any trademark which includes the word “STET” or “TELESTET” and the absence of coverage under certain group insurance policies held by the Telecom Italia Group (including property, casualty and workers’ compensation policies) covering us, our assets and operations and our directors, officers and employees.

The consummation of the sale may result in a default, violation or breach of (or give rise to a right of termination, cancellation or acceleration under) certain of our material contracts, including certain global supply agreements of the Telecom Italia Group (including contracts relating to vendors (Nokia, Ericsson and Siemens), the FreeMove Alliance, certain intellectual property license and roaming agreements). In addition, we may experience a loss of benefits connected with discounts deriving from the global supply agreements of the Telecom Italia Group that have been agreed at the Telecom Italia Group level. The Seller has agreed to use commercially reasonable efforts to cause us to obtain consents to the change in control resulting from the sale in accordance with the provisions of these and our other material contracts.

Subsidiary Information

In 2003, we completed both an acquisition and a merger of Telesoft Software Development and Consulting Services S.A., or Telesoft S.A., into TIM Hellas S.A. On March 14, 2003, the extraordinary general assembly of our shareholders approved the acquisition by TIM Hellas S.A. of all of the shares of Telesoft S.A. for the total sum of €60,000, to allow us to control the production of a variety of software products that we consider to be important to our operations and to cover our needs and requirements in a number of new technological applications. The acquisition was concluded on March 28, 2003, and the subsequent merger of Telesoft S.A. into TIM Hellas S.A. was concluded on November 14, 2003. As a result, we no longer have any subsidiaries.

Capital Expenditure

For a discussion of our capital expenditures, see “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures”.

Services and products

Our principal business is the provision of mobile telecommunications services in Greece. Our goal is to offer customers a variety of services and products tailored to specific segments of the Greek mobile telecommunications market. Our basic mobile telecommunications service is provided on both our GSM and UMTS networks. We also offer value-added services, including messaging services, mobile Internet access, information and entertainment multimedia services, mobile television service and international roaming. In addition, we offer a variety of mobile telephone handsets, cordless fixed line devices, Data Cards, SIM cards and accessories to our customers.

GSM telephony

We provide basic voice services for mobile communications over GSM networks. Since June 1996, we have offered our services to contract customers on the basis of various tariff plans with different rates of monthly service fees and airtime tariffs. We supplement basic mobile telecommunications voice calls with additional services, many of which are standard in various service packages. These additional services include voicemail, international calling and complimentary call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

UMTS services

UMTS is a high-speed standard for 3G mobile telecommunications, which allows us to provide an extensive range of new services, including mobile multimedia, video telephony and high-speed Internet access. In 2001, we were granted a 20-year license to operate a UMTS network in Greece and in October 2003 we “soft launched” the first UMTS services in Greece to a select group of users, also offering them Internet access with connection speeds up to 384 kbps and video calling. In 2004, we became the first mobile telecommunications company to commercially launch a UMTS network in Greece, and in April 2005, we commercially launched TIM 3G Data Cards.

Messaging services

We began to provide basic SMS services to all our customers in October 1995 and MMS services in August 2002. Our MMS and video MMS services allow our customers to access interactive applications and to send and receive photos, high-definition color and animated images and audio files to and from other MMS-enabled handsets or email addresses. During 2003, we complemented our MMS offer through the launch of several advanced services, including “MMS Composer” and “TIM MMS Weather” providing our customers with current weather forecasts for all regional capitals, as well as major tourist destinations in Greece. In addition, we have launched a wide portfolio of video downloading services including “TIM Video News” in cooperation with the Greek Business Channel, “TIM Video Clips” a music video service in cooperation with a leading Greek record label, and “TIM Movie Trailers.”

Value-added services

In addition to the traditional value-added services (SMS, voice mail, directory services), we provide over 100 basic and advanced services to all pre-paid and contract customers, which we charge on a per-use basis. Depending on the tariff plan, certain value-added services, such as voice mailbox, are subject to an additional monthly service fee plus airtime tariff rates for use of the relevant service. Certain value-added services also require payment of an additional set-up fee, when the service is established. These services have been developed in cooperation with leading Greek and international content providers. Our goal is to enable our customers to use their mobile phone as a tool for services beyond traditional voice calling and to educate them about current and upcoming mobile technologies by offering innovative value-added services that address their needs.

Our value-added services include:

•	Messaging Services. These services include mobile fax, email, and SMS information services with various offerings including weather forecasts, sports news and results, horoscopes, stock quotes and exchange rates through SMS;

•	Alert Services. These are set up by the customer through Web, WAP and SMS, to maintain various types of alerts and receive requested information;

•	Video Streaming & Downloading Services for 2.5G and 3G subscribers. These include “TIM Video News” which offers subscribers the option of viewing local, international and financial news directly from their mobile phones through an exclusive collaboration with the Greek Business Channel; “TIM Music Clips” which offers customers the ability to download and forward the trailers of popular video clips, based on a collaboration with Heaven Music, a leading Greek record label; “Antenna Summary Video News” which offers the day’s news; “MAD Music News & Charts” which provides the latest music news from the Greek and foreign charts; “Interview of the Month” which hosts exclusive interviews from key media and sports celebrities; “TIM Movie Trailers” which provides trailers of the best movies and updates our customers on the new movies playing in the Greek theatres;

•	Mobile TV. This is an innovative service that allows 2.5G customers to watch the following six TV channels live: Ant1, MEGA, Alter, MAD, GBC, and CNBC Europe;

•	Ringtones & Logos. This service offers a large variety of content including monophonic, polyphonic and true-ringtones from various Greek and international artists, and wallpaper from established international content brands;

•	Java Games. This service currently offers approximately 300 games that can be downloaded and played on a customer’s handset;

•	Date & Chat. This service offers dating and chatroom services via SMS and IVR;

•	Voice Services. These services include a Directory Assistance service that is based on a live agent, but also provides info via SMS, and a Voice Portal that uses voice recognition technology and provides access to 20 information services;

•	VAS Web sites. These websites provide information on the description and pricing of our services and allows the user to purchase certain digital items, including Ringtones, Logos, Wallpapers, Java Games, Video Downloads. The web sites also enable customers to set-up SMS, MMS and Video alerts;

•	128K SIM Cards. These are highly advanced GSM SIM cards with 60 Value-Added Services in a dynamic SIM-toolkit that allows personalization of the SIM card menu with 10 additional services, storage of 250 phone numbers and 40 SMS;

•	Twin Card. These are two SIM cards with the same phone number to be used by professionals that have a carphone, PDA or laptop DataCard and do not wish to have different numbers and accounts; and

•	2inOne. This is one SIM card with two numbers for those customers who wish to have two numbers (i.e. one for business and one for personal use).

We were the first operator in Greece to offer these advanced and practical SIM cards.

Third party services

We offer 4-digit SMS codes and premium voice lines to third party Application Service Providers (“ASPs”), who develop and market various value-added services, including ringtones, logos, games, horoscope, dating, chatting, and sports information. The ASPs also use the SMS 4-digit codes to market consumer goods and to enable users to participate in interactive television shows.

Mobile Internet access

We provide mobile access to the Internet and WAP through High-speed Circuit Switched Data, GPRS and UMTS proposals.

Our network enables WAP-related services, which create a significant incremental demand for content services and increase usage of our network. We currently offer TIM Imagine, our mobile portal, which features a portfolio of information and entertainment services and access to certain established third party internet sites.

HSCSD, enables our customers to enjoy data access speeds up to 38.4 kbps, four times faster than the previous 9.6 kbps previously available under basic GSM services. HSCSD marked the first step towards GPRS and multimedia services.

GPRS is a packet-based mobile telecommunications service designed to send and receive data at rates from 56 kpbs up to 114 kbps and allows continuous connection to the Internet for mobile phone and computer users. GPRS is based and runs on a GSM infrastructure. We currently offer Mobile-Internet Service, a GPRS service for browsing the web at higher speeds and lower cost than previously available under basic GSM services.

International roaming

Our contract and pre-paid customers can make and receive calls in other countries on GSM networks. We were the first operator in Greece to offer limited international roaming to our pre-paid customers and we currently offer full roaming services to these customers. As of December 31, 2004, we had entered into international roaming agreements with over 300 GSM operators in 131 countries. Roaming rates vary depending upon the terms contained in the individual roaming agreements between us and the relevant GSM network operator. Customers are billed for outgoing domestic and international calls and incoming roaming calls.

In addition, as TIM Italia held a controlling interest in us, we have participated and expect to continue to participate in the near future in “FreeMove”, a mobile telecommunications alliance in Europe which includes Orange S.A., Telefonica Moviles S.A., TIM Italia and T-Mobile International AG & Co. KG. The scheme divides countries into zones and maintains a consistent call rate for calls made and received when roaming abroad and for international calls made from the user’s home country. This is the largest alliance of its kind in Europe, offering a wider array of partners than the competing “Star Alliance” Network.

Handsets and accessories

We offer a broad selection of high-quality handsets and related accessories. We acquire our handsets directly from a variety of suppliers, including Sony Ericsson Mobile Communications AB, Nokia, Siemens, Motorola Inc., Samsung Electronics Co. Ltd, Alcatel, Panasonic, Sagem Communications, LG Electronics, as well as through our existing majority shareholder TIM. Handsets and accessories are sold at cost to our independent distributors for sale to contract customers, and directly to our contract customers through our TIM stores. We sold 341,953 handsets directly to contract customers and to master dealers in 2004, 232,230 in 2003 and 132,313 in 2002. In addition, we sell pre-paid packages which include handsets to our independent distributors at a discount to the retail price, and directly to our pre-paid customers at the full retail price, predominantly through our TIM stores. Our independent distributors typically utilize customer commissions they receive from us to reduce the cost of the handsets to customers.

Fixed line Internet services

We were the first to offer integrated mobile telecommunications and fixed line Internet service in the Greek market with B Online Internet. B OnLine was the first product of our commercial cooperation with Forthnet S.A., a Greek Internet service provider, and in 2001 we launched “B OnLine ISDN”. This service provides access to the Internet via a fixed ISDN line, at speeds of 64 kbps, as well as a free line for simultaneously making voice calls or sending and receiving faxes.

Service packages and pricing

Customer segmentation

Our strategy is to reinforce customer segmentation by providing a broad range of focused and customized services and products aimed at attracting high-value customers, and maintaining customer loyalty. In connection with these goals, we have introduced various differentiated tariff plans for the contract and pre-paid market segments.

We offer competitive pre-paid and contract service packages to our customers, including a variety of tariff plans designed to accommodate the needs and demands of various customer segments.

Consumer contract services

We currently offer our contract customers a range of tariff plans that permit customers to choose a combination of monthly service fees, which includes the use of up to a certain amount of minutes for a fixed fee and airtime tariff rates that best suit their anticipated use of our services. Each tariff plan consists of a monthly service fee, airtime tariff rates and additional monthly charges for the use of certain value-added services and is offered on the basis of a twelve-month contract. We continue to offer new tariff plans and to redesign old tariff plans as part of our strategy to develop and reinforce customer segmentation, increase the efficient usage of our network and maintain customer loyalty. Our current strategy is to encourage the use of bundled plans, which leads to higher monthly subscription fees with higher amounts of bundled minutes included.

We are currently promoting a variety of tariff plans to our contract customers, including:

•	TIM 20 — TIM 600. A range of eight competitive, bundled-minutes based tariff plans, addressing the evolving needs of our customer base. These packages offer bundled amounts of airtime ranging from 20 to 600 minutes per month, common rates for calls to all networks and reduced monthly fees for all customers who continue to use our services for more than a year;

•	TIM Talk n’ Text. A combined tariff for the consumer contract market that combines bundled airtime and SMS, as well as two add-on options offering either 60 or 120 bundled SMS messages per month;

•	TIM 3G 70. For new customers who wish to subscribe to our UMTS services, this is a 3G tariff plan with 70 minutes of bundled airtime per month, common rates for calls to all destinations, 40MB of web and WAP browsing, 15 MMS and a video-calling package; and

•	TIM 3G Choice. An add-on option for existing 2G subscribers who wish to complement their 2G package with 3G capabilities. This package includes bundled minutes, video calls, 40 MB of web and WAP browsing and 15 MMS.

Business contract services

At December 31, 2004, business customers accounted for approximately 41% of our contract customer base. We offer these customers, which include corporations, small- and medium-enterprises (SMEs), and small office home office companies (SOHOs), mobile telecommunications services tailored to the specific needs of the different types of business customers. These include data traffic transmission between two or more customers’ sites Virtual Private Network, Voice Mailbox, Teleconference, Mobile Organizer, Data & Fax Transmission, Bulk Web SMS messaging, which allows businesses to send SMSs to numerous recipients through the Internet, and TIM E-bill.

Monthly service fees and airtime tariff rates applicable to our business customers are based on our customers’ specific needs in line with our B BEST branded offering. There are different business packages for different customer profiles and for different numbers of phone lines.

We are currently promoting a variety of business service packages to our new customers:

•	B BEST Benefit. Our basic service package with a low monthly service fee;

•	B BEST 60 — B BEST 550. An integrated mobile telecommunications service that addresses high-value business market segments, including the corporate segment and SMEs. These tariff plans include a range of combinations of Internet, bundled-minutes and value-added services for the business customer with the incentive of reduced monthly fees for customers who stay with the company more than one year;

•	GPRS Basic, GPRS 10 and GPRS 40. Three Internet access tariff plans for data users; and

•	Corporate Connect. A plan which provides integrated mobile telecommunication solutions for larger corporations, offering business customers mobile telephony at competitive rates, and with our leased-lines offer, allows them to interconnect their sites wirelessly and to build data and voice VPNs.

Pre-paid services

In the pre-paid segment, we offer the Free2Go and TIM for All products, whereby a customer purchases a pre-paid voucher that provides services equivalent to the amount paid for the voucher. Pre-paid services require no contract and no monthly fee. The customer can easily access further services by purchasing additional pre-paid vouchers at kiosks and retail stores or adding value to their account through electronic means such as by SMS, or at ATMs. Our pre-paid airtime tariffs are incurred on a per-second basis with a minimum call duration of 30 seconds.

Free2Go is our plan aimed at new customers in the youth market, replacing our original pre-paid plans “Talk Pack” and “Send Pack”, which remain available to existing customers. Free2Go is a pre-activated connection pack that includes a SIM card valid for one year which can be extended through further purchases, and pre-paid airtime. This pack is available throughout Greece in thousands of kiosks and mini-markets, making it the most accessible way to become a mobile telecommunications user. As of December 31, 2004, 42.3% of our pre-paid customers were using this plan. In conjunction with this plan, we offer several value-added services including “TIM Dating,” “Free2Chat,” “Free2Flirt,” “Free2PlayGalaxy” and “TIM Sharing.”

We also have an SMS add-on option for Free2Go users, offering customers a 40% SMS discount on their national person-to-person SMSs with a set-up fee.

Our TIM for All pre-paid plan is aimed at the adult market. TIM for All is a voice-oriented pre-paid plan that combines competitive flat rates (irrespective of call termination), automatic activation from the first call and access to all of our technologically advanced, value-added services. This plan is available through our TIM stores as well as through our dealer network.

Customers

Based on the latest official census, Greece has a population of approximately 11 million. As of December 31, 2004, there were approximately 11 million mobile phone connections in Greece. The high penetration of mobile phones in the Greek telecommunications market indicates that the market is at a mature stage. The Greek mobile telecommunications market, however, is characterized by relatively high levels of inactivity, and significantly less than 100% of the Greek population are active mobile phone users. We estimate that up to 25% of these are inactive users. Active usage is therefore well below 100%. At December 31, 2004, our market share was approximately 21.0% with a total customer base of 2,323,866. At that date, pre-paid customers numbered in excess of 1.5 million, accounting for 65.4% of our total customer base, and contract customers numbered over 803,000, or 34.6% of our total customer base.

We believe that the following factors impact the usage and size of our customer base:

•	The growth of the Greek mobile telecommunications market, primarily from multiple SIM-card ownership;

•	Our offering of value-added services and applications which address specific customer needs;

•	Customer demand for our products and services relative to our competitors; and

•	The introduction of our new tariff plans with competitive pricing schemes and discounts.

Churn

“Churn” refers to customer disconnections, and can occur for a number of reasons. In the case of voluntary churn, customers may decide that they no longer require, or cannot afford, mobile telecommunications services or that they wish to switch to a competing network. Involuntary churn is the result of our termination of customers’ service due to non-payment of bills or suspected fraudulent use.

We have undertaken a number of initiatives designed to minimize voluntary churn by contract customers, including:

•	requiring contract customers to sign contracts with a minimum duration of one year, with penalties for early termination;

•	investing in further developing our relationship management approach to our customers;

•	offering customers a 20% discount on their monthly fees after one year of using our services; and

•	improving our handset upgrade policy for selected customers, whose contracts are about to expire.

In addition to these basic loyalty programs, we continue to offer programs targeted at our high-value customer segment. Our loyalty scheme “Avantage” allows contract customers to accumulate points according to their monthly bill spending and tenure, and to exchange them for a variety of services and products including, for example, handsets, travel and general consumer goods. We have also implemented programs to enhance customer relations and our customers perception of our service, such as “Anniversary Calls” for customers whose contracts are about to expire, “Welcome” contacts to proactively exploit cross-selling opportunities and “Trouble Call Back” contacts focusing on the effective resolution of customer complaints.

We plan to undertake a number of initiatives designed to minimize churn by pre-paid customers, including a points-based loyalty scheme.

Our average annual rate of churn in 2004 was 36.3%, compared with 41.6% and 32.8% in 2003 and 2002, respectively. The average annual churn rate for our contract customers dropped to 37.2% in 2004 from 39.4% in 2003, while the average annual churn rate for our pre-paid customers decreased to 35.9% in 2004 from 42.6% in 2003. See “Operating and Financial Review and Prospects — Key Factors affecting our results of operations — Churn.”

Distribution network

We sell our services through a wide range of distribution channels, which include the TIM stores, a direct sales force aimed at business customers, the distribution network of Germanos, nine other master dealers, a network of 27 indirect agents, and in kiosks under an agreement with Tasty Foods S.A., a leading snack food manufacturer in Greece wholly owned by PepsiCo International.

Direct distribution network

Our TIM stores retail network now comprises over 165 outlets throughout Greece. A key element of our distribution strategy is to strengthen our position in the Greek retail market through further development of our direct distribution channel with the expansion of additional TIM stores. We plan to target the business and high-value consumer market segments through the development of a complete full service approach, which we believe also will serve to increase customer retention.

Of these stores, over 130 are franchise stores, where we maintain agreements with the owners to own and operate TIM stores, as opposed to stores which we own and operate directly. Our strategy is to continue to expand TIM stores through franchise arrangements.

Our TIM stores provide both sales and customer support services, such as payment collection, handset upgrades, basic handset repairs and billing queries. They are located in central, high-traffic pedestrian areas in cities throughout Greece and provide us with a valuable promotional vehicle for increasing brand awareness and providing important marketing information. In 2004, approximately 37.1% of our total activations were generated through our TIM stores network.

We target business customers through our direct sales force of approximately 11 salespeople. The direct sales force consists of 4 major account executives, serving major accounts, multinationals and public sector companies, and 7 field sales specialists, organized around geographical areas and serving smaller corporate customers. The direct sales force is further supported by 6 administrative and telesales personnel. Overall, direct salespeople conduct at least 4 visits per day to new and existing customers.

Master dealer network

We currently have a distribution agreement with Germanos, the largest retail telecommunications and electronics dealer in Greece, which extends through December 31, 2013, wherein Germanos agreed to distribute our services and products through its chain of approximately 300 stores. These retail stores are primarily located within high-traffic pedestrian areas in cities throughout Greece. Germanos is also one of our business promoters for distribution of the B BEST product and services line, and in 2002, we signed an additional agreement with Germanos, amending the initial agreement dated March 24, 1999, providing compensation based on sales performance and other relevant factors that are determined annually.

In addition to Germanos, we have nine other master dealers: F.G. Europe S.A., Santel S.A., Expert S.A., Citishop S.A., V-net S.A., OneWay S.A., Korasides S.A, the Hellenic Postal Office and the EFG Eurobank Ergasias S.A. bank. Most of our master dealers have established a network of franchised independent distributors, as well as their own direct points of sale. With the exception of Santel S.A. and the Hellenic Postal Office, our arrangements with these master dealers are not exclusive, as they also distribute the products and services of our competitors.

The master dealers, directly and through their network of independent distributors, operate a network, which, in 2004 consisted of approximately 1,400 points of sale throughout Greece, including Germanos outlets, the post office and other independent dealers, the majority of which are located in major cities. TIM Hellas sales people assigned to specific dealers are in continuous interactions with them, and visit their points of sale up to once a week to ensure dealers’ focus on promotion of TIM Hellas products and superior customer service.

Our master dealers may be able to benefit from the provisions of presidential decree 219/1991, which transposes into Greek law EEC Directive 86/653 regarding commercial agents. A commercial agent is defined as an independent, self-employed intermediary, who has the authority on a continual basis to negotiate the sale or purchase of goods on behalf of another person (the “principal”). This legislation provides for certain rights and benefits to such commercial agents, including a right to commissions, restrictions as to the manner of termination of the relevant contract by the principal and a right, under certain circumstances, to compensation after the termination of the agreement, based on income realized in previous years.

Payment of master dealers

We pay our master dealers an activation payment, which consists of an amount per contract customer acquired that varies depending on the characteristics of each new customer contract. We may reclaim these amounts, in whole or in part, with respect to customers whose service is either cancelled or suspended within six months of activation. The activation payment is designed in part to maintain the loyalty of our master dealer network and to encourage master dealers and their independent distributors to target customers, who are businesses or bundled-minutes contract subscribers, or who pay their bills by credit card or direct debit. We vary the amount of the activation payment in accordance with market conditions and to achieve our marketing objectives. We also pay a bonus to our master dealers based on the quality (measured by their average monthly bill or the type of tariff plan they sign up for) of the new contract subscribers they activate.

Master dealers also receive a commission based upon a percentage of the revenues that we collect from each customer acquired by the master dealer’s network of independent distributors. This commission varies depending on whether the master dealer reaches a certain contract customer base level and is designed to encourage master dealers and their independent distributors to target contract customers with high usage characteristics and revenue-generating potential. We also pay each master dealer a sales bonus for customer additions attributable to that master dealer during any quarterly period that exceed agreed-upon sales targets. We continuously review our commission and incentive target levels and provide additional temporary promotional incentives in response to market conditions.

We do not pay an activation commission to our master dealers in connection with the acquisition of customers who purchase pre-paid packages (with and without handsets). Instead, we sell pre-paid packages (which include a handset, a SIM card and pre-paid airtime) and “CDs” (which include a SIM card and initial pre-paid airtime) to our master dealers at a discount to the retail price of the package. In addition, we sell our master dealers pre-paid airtime cards at a discount and pay each a bonus based on the total number of pre-paid packages it activates. Master dealers receive a percentage of the revenues earned from each pre-paid customer acquired by the master dealer’s network of independent distributors. This percentage varies depending on whether the master dealer reaches a certain pre-paid customer base. We also pay a bonus to our master dealers based on the quality (measured by the value of the top-up cards sold in a certain period of time) of the new pre-paid customers they activate.

Other distribution outlets

In addition to traditional distribution channels, we distribute pre-paid connections and airtime vouchers through non-traditional points of sale, such as kiosks, mini-markets, vending machines installed in high-traffic pedestrian areas and ferry boats. We estimate that our pre-paid SIM cards and airtime vouchers are sold at approximately 11,000 kiosks across Greece under an exclusivity agreement with Tasty Foods S.A. These non-traditional points of sale are less costly than traditional distribution channels because of lower commission costs and are part of our focus on a broad, cost-efficient distribution network.

Branding and Marketing

We officially undertook a re-branding from “TELESTET” to “TIM” in the first months of 2004, adopting the brand of our existing major shareholder, TIM, which we expect to continue to license. We believe that by being a part of this internationally recognized brand, we are well-positioned for business both in Greece and in the wider European market.

In April 2005, we began to implement a brand repositioning campaign. This campaign is meant to identify TIM’s products with providing the customer with more flexibility in the use of our products and services.

We use mass media, such as billboards, metro panels, television, radio, press and magazines, as well as the sponsorship of a wide range of non-profit cultural, educational, entertainment, sports-related and charitable community events throughout Greece to position our brand name and to promote the benefits of mobile telecommunications products and services. For example, we have recently become the official sponsor of one of the leading soccer teams in Greece, AEK FC. We also employ direct marketing through our retail sales force and independent distributors to promote new services through our monthly bills to existing customers. Additionally, in 2004, we extended our exclusive commercial agreement, initiated in October 2002, with Lesvos Maritime Company to outfit its ferries with TIM’s colors and logo, and we amended our commercial agreement with the Greek Association of Bus Operators to outfit national buses to promote our brand name and products.

We pay our master dealers a contribution for cooperative advertising based on the number of new customers acquired by each master dealer and its network of franchised independent distributors. Master dealers are required to spend an amount equal to what we contribute to cooperative advertising arrangements on various advertising mediums.

Customer service

Our main focus in customer service is on a segmented approach, balancing customer needs with cost of service. We service all of our TIM customers, including those customers who activated their accounts with one of our master dealers. We believe this has resulted in a higher standard of customer care, as evidenced by our high levels of customer satisfaction. MRB Hellas S.A., an independent research firm, conducts periodic surveys and found that in 2004, 93% of our total customer base was satisfied with the level of customer care, with 96% of our high-value customers reporting satisfaction with our customer care.

We have focused on achieving higher operating efficiency and cost-control of our call centers while maintaining customer loyalty through the use of new technological solutions, such as customer relationship management platforms and customer contact initiatives. Our highest value customers are serviced by a Dedicated Agent Group, while all our customers have access to our two call centers operating 24 hours a day, seven days a week, providing product and service information, processing customer requests, handling complaint reports and marketing a wide range of value-added services. We offer all our customers specialized support on new technologies through a dedicated team, which effectively handles all inquiries and educates customers on the use of new services based on advanced technologies like MMS, GPRS and UMTS.

We introduced a SIEBEL customer relationship management platform, which has streamlined the interaction of our customers with our customer service department. This platform increases our efficiency and customer satisfaction by giving the customer service team immediate access to each customer’s profile thereby allowing for one point of contact for all customer enquiries.

Credit management and billing

We are focused on increasing the level of effectiveness and efficiency of our credit checking, fraud control and collection processes to further “protect” our revenues and minimize uncollectible receivables. Management of bad debt and customer fraud is a primary means of reducing financial losses and, to this end, we perform formal credit checks and encourage our customers to pay by credit card or direct bank debit instead of cash. We have implemented a fraud management system to support early fraud identification and as a result shortened the period before a client is deactivated due to fraudulent use. Our collection processes have been enhanced and our service delivery improved by communicating overdue unpaid amounts to customers via SMS and automatically reactivating paid-off suspended customers. In 2004, our improved billing and collection practices resulted in a 41.4% increase over 2003 in the average monthly amounts collected from customers in danger of having their contracts cancelled for non-payment.

Our contract customers (including our business customers) are billed on a monthly basis. These customers may pay their bills at any post office, our network of TIM stores, Germanos retail stores and at various banks, or they may set up direct bank debit or credit card payments. As of December 31, 2004, approximately 20% paid their bills by direct debit through a credit card or bank account, while the remaining 80% paid their bills by cash. For the year ended December 31, 2004 approximately 30.7% of our total outgoing traffic revenues were derived from pre-paid customers and thus were not subject to risk of non-payment.

Licenses

We were awarded a 20-year license to provide digital GSM services by the Greek Ministry of Transport and Communications in September 1992, which expires in 2012. Pursuant to the terms of this license, we were allocated 10 MHz in the 890-900 frequency band and 10 MHz in the 935-945 frequency band which we can use to provide all our services.

We entered into a concession agreement with the NTPC in August 2001 and were granted a 15-year license to operate a DCS network as well as a 20-year license to operate a UMTS network in Greece. These licenses authorize us to establish and operate a mobile telecommunications network in the GSM 1800 MHz (2x5 MHz frequency band), as well as in the special range of 2 x 10 MHz + 5 MHz for UMTS. UMTS is a high-speed standard for 3G mobile telecommunications, which allows us to provide an extensive range of new services, including mobile multimedia, video telephony and high-speed Internet access.

Under the terms of these licenses, any transfer of share capital of 2.0% or more must be notified to the NTPC. The licenses are not transferable without the prior written consent of the NTPC.

The UMTS license is subject to a number of commercial and technical conditions. It requires, for example, that we meet certain coverage and technical criteria and have Greek population coverage of at least 50.0% at the end of 2006. We achieved 27.4% population coverage at the end of 2004. We are also required to pay the NTPC a commission fee by June 30 of each year not to exceed 0.5% of the prior year’s gross revenue from telecommunications services provided to subscribers.

In December 2002, we entered into a commercial agreement to lease the FWA license of EUROPROM Telecommunications S.A., which enables us to bundle mobile and fixed wireless access service elements and offer combined fixed and mobile voice and data products and services. Our use of this license has been limited to our offerings to business customers and for our own internal corporate use. See “Risk Factors—Risk related to our business—We are dependent on telecommunications interconnections over which we have no direct control.”

Network and facilities

Network design

Our primary design objective is to construct a wireless telecommunications network sufficiently versatile to support our value-added services, while simultaneously meeting increased traffic demands and performance requirements. We have designed our network in consultation with our technology vendors, TILAB, a research and development company of the Telecom Italia Group, as well as with TIM Italia. In connection with the Acquisition, we will negotiate with TIM Italia regarding access to such assistance in the future or we may obtain network assistance through other channels.

Infrastructure

At December 31, 2004, our GSM/GPRS network consisted of 1,763 sites (both macro and micro) all controlled by 27 BSCs. The base station subsystem is controlled by 12 mobile switching centers (“MSC”). Two transit switches and four home location registers (“HLR”) were in place at year-end. Finally, the packet domain consisted of two serving GPRS support nodes (“SGSN”), while as Gateway GPRS support nodes (“GGSN”) the two 3G-GGSNs were used.

On December 31, 2004, our UMTS network consisted of 251 Node Bs controlled by two radio network controllers (“RCN”). Moreover, one 3G-MSC, one 3G-Media Gateway, one 3G-HLR and two 3G-GGSN nodes were in place at year-end.

For interconnection purposes, the network comprised seven switched access interconnection sites to the Public Switched Telephone Network operated by OTE, six switched access interconnection sites with Vodafone Greece, six switched access interconnection sites with Cosmote and two switched access interconnection sites with Q-Telecom. To handle international traffic, connections with OTE and other international carriers are in place. Finally, there are also interconnections with several other alternative operators.

Our transmission network is almost entirely based on microwave systems with a small percentage of leased lines and a fiber optic ring in the Athens metropolitan area. The benefit of a transmission network based on microwave systems such as ours with an SDH high-capacity microwave backbone network interconnecting the MSC nodes of the network, is that we may carry a significant portion of our traffic on our own network. This reduces leased line costs, as well as our reliance on other networks.

The network is enriched with a number of peripheral platforms, such as Intelligent Network, Interactive Voice Response, Voice Mailbox, SMS, Pre-paid solution, WAP, Multimedia Messaging and Mobile Positioning solutions. An IP-Backbone network has been introduced to provide IP-based services and connectivity requirements.

Construction, maintenance and development

We engage third parties to install, assemble, maintain and service our telecommunications equipment. We chose major wireless equipment vendors such as Ericsson, Siemens and Nokia to provide and install the majority of the hardware and software for our networks. Ericsson and Siemens provide the equipment required for our GMS network, while Nokia supplies the hardware and software for our UMTS network. All the equipment provided under agreements with these companies is under warranty for at least 12 months after acceptance of the product.

Our suppliers are obligated to provide spare parts for a period of ten years following the date of commercial acceptance of the relevant product. Ericsson and Siemens must also provide us with upgrades for the software and hardware they supply, and they also provide maintenance training for our employees. With the introduction of UMTS technology in our network, similar obligations exist with our UMTS supplier, Nokia.

We also maintain support agreements with all of our suppliers, mainly for the provision of second-line corrective maintenance and card repair services. The preventive and corrective maintenance activities related to power systems, air-conditioning systems, as well as to antennas and metallic structures have been outsourced to EGNATIA, HITECH SNT & INTRAKAT.

We maintain a national management center in Athens capable of around-the-clock network monitoring, a regional management center in Thessaloniki to monitor northern Greece, as well as two local management centers in Patra and Heraklion to monitor the performance of southern Greece.

We continuously monitor the network behavior, proceed with corrective actions and produce the relevant fault reports. Special emphasis is given to a number of key performance indicators; the most important being the “network accessibility” and “dropped call” rates. During 2004, we had more than 99% network accessibility, and less than 1% dropped calls.

Development Plan and Investments

We are focused on the expansion of our existing network to meet increasing traffic demands, improve network performance, enhance our services portfolio and comply with regulatory requirements. We are focusing specifically on the GSM network, especially in Athens, Thessaloniki, Patra and other major tourist attractions, in order to increase network capacity and coverage. Micro-cell solutions continue to be deployed in order to ease congestion in certain parts of the network, particularly in Athens where traffic demand continues to increase.

In recent years, we have executed our network development plan by undertaking GSM network expansions across Greece. The fiber optic network in the Athens area was expanded to 70 kilometers before the Olympic Games. The Local Multipoint Distribution Service (“LMDS”) network in Athens and Thessaloniki was expanded, and at the end of 2004, 14 LMDS hub stations were operating in Athens and

Thessaloniki, providing BTS connectivity and leased-line services to our corporate customers. During 2004, the SDH radio and multiplexing network was expanded across Greece for traffic expansion and protection purposes. In 2004, we also began developing our own Local Loop Unbundling in Athens and Thessaloniki in order to provide microcell connectivity via DSL lines. We currently have four active unbundled exchanges.

We have been more conservative with respect to our UMTS network, in view of the current technological uncertainties and unclear uptake of high-speed data services. Nevertheless, we continue to pursue a GSM/UMTS site acquisition plan, where it is commercially attractive.

During 2004, we deployed the second phase of our controlled UMTS network rollout, which was extended to the Athens metropolitan area, in the Attica region (including Attiki Odos, Athens International Airport and the Lavrio port), as well as the cities of Volos, Thessaloniki, Heraklion and Patra. We achieved 27.4% population coverage at year end 2004. Additionally, business support systems such as billing and mediation platforms are being developed in order to support new 2.5G data services, their migration to 3G and their compatibility with future UMTS services.

We also continue to invest in improving the performance of our network infrastructure in order to increase the percentage of revenues from customers of foreign mobile service providers roaming on our network in Greece, and to introduce value-added services based on new technological solutions, such as MMS. We require continued capital investments, including for the expansion of network capacity and coverage, especially in dense urban areas, and the installation of additional network nodes.

Information systems and infrastructure

Our information systems (“IS”) infrastructure consists of variety of systems and platforms, including: pre-paid, contract and other specialized billing systems, customer relationship management systems, a point of sales system with real-time credit risk evaluation, fraud detection systems and enterprise resource planning (SAP), among others. The majority of these systems and platforms are the leading products on the market for their respective application and are supported by established manufacturers.

Improvements in our overall IS functionality in recent years have focused on introducing new services to our distribution chain of TIM stores while streamlining existing services, upgrading billing infrastructure, rolling out a new pre-paid system to facilitate the launch of advanced services not previously offered and augmenting our current SAP capabilities with several new functions. We continually invest in improvements and upgrades to our IS infrastructure to enhance the range of services provided to our customers, increase the volume of information that these systems can accommodate and meet the needs of our business in response to evolving technology and market conditions.

Our pre-paid billing system is aligned with that of TIM Italia. We expect to extend our software license agreement to continue to utilize this system with TIM Italia.

Competition

We are currently one of four operators licensed to provide mobile GSM telecommunications services in Greece, and one of three operators licensed to provide UMTS services in Greece.

Vodafone Greece and Cosmote, are our main competitors in the mobile telecommunications market in Greece. Cosmote has the largest market share in the Greek mobile telecommunications market and provides mobile telecommunications services mainly using DCS 1800 technology. Cosmote benefits from its relationship with its principal shareholder OTE, the incumbent fixed line operator in Greece. We compete with both Vodafone Greece and Cosmote principally on the basis of the price of services, the range of services offered and the quality of customer care.

Additionally, Infoquest S.A., a Greek information technology company, has been operating under the brand name Q-Telecom since it was granted a DCS 1800 license by the NTPC in August 2001 and launched commercial operations in June 2002. Infoquest S.A. operates an MVNO-type business model by which it provides services to its subscribers by roaming on Vodafone Greece’s network, with limited investments in its own infrastructure, primarily in urban centers.

Environment

We are subject to certain regulations governing environmental protection, the most significant of which relates to human exposure to electromagnetic emissions from our antennas.

In May 2005, the Greek Council of State issued a ruling declaring that the Ministry failed to issue regulatory guidelines regarding safety measures for the protection of the public from the electromagnetic emissions of the antennae and that environmental impact assessments and the approval of these assessments should have been required in connection with the erection and installation of antennas.

Although this ruling related to a single antenna site, the reasoning underlying the ruling is potentially applicable (i) to all antenna sites in Greece installed prior to 2000, which is when these safety regulations for antenna sites were issued, and (ii) to all antennas for which no environmental impact assessments had been conducted. As a consequence, all the licenses of the antennas comprising our network and those of our competitors issued before 2000, as well as those antennas for which an environmental assessment was not conducted could be revoked by a court, if a suit were to be brought regarding the legality of one of our antennas or by the relevant local city planning authority, which issued the antenna license.

On May 26, 2005, a bill on electronic communications was released for public consultation, which allows us a time period of 12 months to conduct and file the environmental impact assessments. This time period may be extended by a Ministerial Decision. Although we believe that this provision will be included in the final text of the bill, which in all likelihood will be adopted into law, there can be no assurance that the bill will contain such provisions or that these provisions will be held to be in conformity with the Greek constitution if challenged in the Greek courts.

Greek case law has established that administrative acts, which include the issuing of licenses for antennas cannot be deemed illegal after five years unless public interest considerations (such as public health and environmental protection concerns) mandate such a revocation. Our antennas may be subject to the revocation of their licenses due to public interest considerations discussed above.

See “Risk factors—Risks related to our industry—Following a recent ruling by the Greek Council of State, our antennas do not comply with applicable environmental regulations. If subsequent legislative action impairs or imposes additional costs on our ability to operate our antennas, our business could be adversely affected.”

Description of Property

We rent our headquarters in Athens and sales offices in Patra and Thessaloniki, and we own the buildings in which we have installed our MSCs in Athens (in the suburbs of Philadelphia and Peristeri), Thessaloniki (old and new building), Patra, Larissa, Kavala and Crete, as well as a building which functions both as a switching center and an office in the Attica area of Greece. We also lease essentially all of the sites where our mobile telecommunications network equipment is installed. As of December 31, 2004, we had 1,763 sites, which were leased for a term of nine years and automatically renewable thereafter for an additional three or nine years: three years is typical for urban sites and nine years for rural sites. In addition, we rent the premises of 31 directly managed TIM retail stores throughout Greece. For a description of our equipment, see “Item 4. — Infrastructure — and — Construction, maintenance and development” above.

Intellectual Property

As a condition to the closing of the Acquisition, we will enter into a brand licensing agreement with TIM Italia, which will give us, subject to certain terms and conditions, a non-transferable right to use the TIM trademark in Greece until December 31, 2009 and the “TIM Hellas” corporate name for the next two years. In addition, we will license from TIM Italia the right to use the trademarks for TIM- branded products and service such as “TIM B Best”, “TIM For All” and “TIM Free2Go”. The trademark applications for these and other TIM-branded products and services were filed in April 2004 and approval for these applications are currently pending.

Regulation

Our business is subject to governmental regulations regarding, among others, licensing, the costs and arrangements for interconnection and leased lines, international roaming charges, emergency services, Mobile Number Portability and directory services. These regulations are in effect at both the national and the European level.

Interconnection rates

NTPC Interconnection Regulation

In the last two years we have become subject to a national regulatory regime which requires us to institute non-discriminatory tariffs.

In March 2002, the NTPC declared that Vodafone Greece and Cosmote had significant market power (“SMP”) in the mobile market, requiring these companies to institute non-discriminatory termination tariffs regardless of whether the calls originated from a fixed or a mobile network. In February 2003, the NTPC declared that Vodafone Greece and Cosmote had SMP in the interconnection market, requiring companies to set their termination interconnection tariffs based on their costs associated with these terminations. In March 2003, one year after the NTPC designated Vodafone Greece and Cosmote as having SMP in the mobile market, we were also designated by the NTPC as having SMP in the mobile market. Although we reduced the interconnection rate for fixed-to-mobile call termination following NTPC guidelines, we appealed our SMP classification with the Council of State on the grounds that the market conditions for determining such a notification had not differed significantly from the prior year, when we were exempt from the same notification. See “Operating and financial review and prospects—Overview—Regulation of Interconnection Fees.”

European Union framework

We will become subject to a European regime regulating interconnection rates, as the European Union’s Directive in relation to the New Regulatory Framework for electronic communications networks and services should have been applied in all Member States from July 25, 2003. According to this Framework, new mobile telecommunication market segments should be notified in each Member State and will most likely lead to a substantial reduction in mobile termination interconnection rates, amongst others. Greece has not yet implemented the New Regulatory Framework, but the Ministry of Transport and Communications launched a Public Consultation on May 26, 2005 on a new draft law on electronic communications. The law is expected to be enacted within 2005. Until the new law is in force, the existing National legislation remains in effect, subject to any direct or indirect effect conferred by any of the Framework’s Directives.

Mobile Number Portability

Mobile Number Portability, the ability for customers to retain their assigned mobile telephone numbers when switching from one mobile network operator to another, became effective in Greece on March 1, 2004. Mobile Number Portability is likely to adversely affect our business since an increasing amount of subscribers from all mobile networks are encouraged to use the service, as the NTPC has been promoting it via commercials on the radio, especially during the fourth quarter of 2004. In accordance with the legislation implementing Mobile Number Portability, Fixed Number Portability, the ability for customers to retain their assigned fixed line telephone numbers when switching from one fixed line network operator to another fixed line network operator, was also introduced in Greece in the fourth quarter of 2004.

Directory Services

As part of the universal service obligation regulations, telephone directories have been established and the NTPC has obligated all operators, mobile and fixed, to provide subscriber data to OTE. “Universal service” has been defined by the E.U. Directive as “the minimum set of services of specified quality to which all end-users have access, at an affordable price in light of specific national conditions, without distorting competition.” In October 2003, OTE became the only company obliged to offer universal service for the time being due to its incumbent position as a fixed-line operator. As OTE will be the only operator to offer a complete directory service for both fixed and mobile subscribers, customers may come to rely on OTE’s directory services. We may have difficulty in providing complete directory services when OTE’s exclusivity period expires on December 31, 2005 and the universal service situation is reviewed to open up the directory services market.

Emergency services

The NTPC has issued a Public Consultation which is likely to result in regulatory measures that will oblige all operators, mobile and fixed, to adopt specific and predefined measures in order to manage emergency situations in telecommunications.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read together with “Item 18. Financial Statements” and the notes thereto included elsewhere in this Form 20-F. The financial statements, and the related financial information set forth in this section, have been prepared in accordance with U.S. GAAP.

Overview

On April 4, 2005, it was announced that our majority shareholder, TIM International N.V. had executed a conditional acquisition agreement for the sale of its 80.87% equity stake in us. We expect the sale to significantly impact our liquidity and capital resources, as well as our debt situation. For further detail see “Item 3. — Key Information — Risk Factors – Risks related to the debt to be incurred to finance the Acquisition” and “Liquidity and Capital Resources”.

The following discussion and analysis of our financial condition and results of operations should be considered in light of the following specific factors:

Key factors affecting our results of operations

Our revenues are principally impacted by our average number of customers and ARPU, which is determined primarily by the traffic volume generated by our customers and the tariffs that we charge for our services, which are mainly driven by competition. Customer growth depends on a number of factors, including pricing and the availability of new services, general economic conditions, the level of competition for obtaining new customers and retaining existing ones and the extent of market saturation. Traffic volume growth depends on many of those same factors, as well as the overall mix of our customer base.

We expect limited growth in our subscriber revenues from mobile telecommunications services due to the fact that the mobile telecommunications market in Greece is:

•	at a mature stage;

•	becoming more competitive; and

•	highly regulated, particularly with respect to interconnection.

The impact of these factors is offset, however, by the increasing growth in mobile phone usage per customer and the relatively high levels of customers who do not actively use their mobile phones. In addition, many mobile phone users subscribe to more than one service or utilize more than one SIM card, which provides a potential area for growth. Going forward, we expect that tariffs will follow a declining trend, while we expect AMOU to continue to increase.

Customer base

The table below sets forth selected customer data for our business for the years indicated:

	At or for the year ended December 31,
	2002	2003	2004
Customers at beginning of year	2,135,338	2,513,642	2,402,777
Total new activations	1,126,865	998,291	799,185
Total disconnections	(748,561)	(1,109,156)	(878,096)
Customers at end of year	2,513,642	2,402,777	2,323,866
Contract customers	767,916	817,914	803,306
Pre-paid customers	1,745,726	1,584,863	1,520,560
Customer growth (year-over-year)	17.7%	(4.4)%	(3.3)%

Our customer base decreased 3.3% to 2.3 million in 2004, compared with 2.4 million in 2003, mainly as a result of the disconnections by both contract and pre-paid customers and lower new activations due to the intense competition in the Greek mobile telecommunications market. During 2004, our total disconnections included 576,964 inactive pre-paid customers and 301,132 contract customers. Our customer base decreased by 4.4% to 2.4 million in 2003, compared with 2.5 million in 2002, mainly because in late 2003, we shortened our disconnection cycle for pre-paid customers from approximately 19 months following the most recent activity on their pre-paid accounts to approximately 13 months bringing our policy in line with Greek and European market practice. As a result of this change, 382,051 inactive pre-paid customers were effectively disconnected on the last day of 2003.

Churn

“Churn” refers to customer disconnections, which can occur for a number of reasons. In the case of voluntary churn, customers may decide that they no longer require, or cannot afford, mobile telecommunications services or that they wish to switch to a competing network. Involuntary churn is the result of our termination of customers’ service due to non-payment of bills or suspected fraudulent use.

The table below sets forth our churn rate for the years indicated:

	At or for the year ended December 31,
	2002	2003	2004
Churn(1)
Pre-paid	31.1%	42.6%	35.9%
Contract	36.5%	39.4%	37.2%
Total	32.8%	41.6%	36.3%

(1) Churn is calculated by dividing the total number of customer deactivations (including customers who deactivate and reactivate with us with a different phone number) for the period by the average number of customers for the period. The average number of customers for the period is calculated by taking the average of each month’s average number of customers (calculated as the average of the total number of customers at month end and the total number of customers at the end of the previous month) during the period.

In late 2003, we changed our disconnection policy for pre-paid customers as described above. Although these customers were inactive over the full financial year and this change in policy had no effect on our financial results, it increased our churn rate for 2003 to 41.6% and also decreased our churn rate in 2004 as those customers disconnected at the end of 2003 as a result of the shortened disconnection cycle would otherwise have been disconnected in 2004.

ARPU

The table below sets forth our ARPU for the years indicated:

	At or for the year ended December 31,
	2002	2003	2004
ARPU
Prepaid(1)	€13.7	€12.2	€13.0
Contract(2)	€43.9	€46.8	€49.9
Total(3)	€24.4	€23.8	€27.1
Increase (decrease) from prior year	8.4%	(2.2)%	13.7%

(1) APRU for the pre-paid segment is defined as total pre-paid customers service revenues for the period divided by 12, over the period’s average pre-paid customers.

(2) APRU for the contract segment is defined as total contract customer service revenues for the period divided by 12, over the period’s average contract customers.

(3) APRU for both the contract and the pre-paid segments is defined as total service revenues for the period divided by 12, over the period’s average total customers.

ARPU increased by 13.7% to €27.1 in 2004 compared with €23.8 in 2003, primarily as a result of higher monthly fees due to the increased subscriptions of tariff plans with bundled minutes which are offered at a higher monthly fee, the introduction of SMS interconnection revenues during 2004 and the large number of disconnections of inactive pre-paid customers at the end of 2003 due to the change in the disconnection cycle for pre-paid customers discussed above. ARPU decreased by 2.2% to €23.8 in 2003 compared with €24.4 in 2002, mainly as a result of lower fixed line interconnection revenues due to lower traffic from fixed lines and lower fixed-to-mobile interconnection tariff.

Traffic volume

The table below sets forth selected traffic data for our business for the years indicated:

	At or for the year ended December 31,
	2002	2003	2004
Total traffic (in millions of minutes)(1)	2,120.5	2,709.9	3,087.4
Increase over prior year	35.0%	27.8%	13.9%
AMOU:
Pre-paid(2)	39.0	35.3	39.7
Contract(3)	160.3	201.0	238.7
Total(4)	77.5	84.8	106.4
Increase over prior year	10.8%	9.4%	25.5%

(1) Includes mobile-to-mobile, mobile-to-fixed, and fixed-to-mobile calls (national and international).

(2) AMOU for the pre-paid segment is defined as total prepared traffic minutes for the period divided by 12, over the period’s average pre-paid customers.

(3) AMOU for the contract segment is defined as total contract traffic minutes for the period divided by 12, over the period’s average contract customers.

(4) AMOU for both the contract and the pre-paid segments is defined as total traffic minutes for the period divided by 12, over the period’s average total customers.

Our total traffic minutes increased by 13.9% to nearly 3.1 billion minutes in 2004, compared with 2.7 billion minutes in 2003. AMOU increased by 25.5% to 106.4 minutes in 2004 from 84.8 minutes in 2003, primarily due to our strategy of focusing on more profitable customer segments, which has resulted in a greater proportion of high-value contract customers in our contract customer base, such as business customers and consumer customers in our bundled-minutes based tariff plans. Our total traffic minutes increased by 27.8% in 2003 compared with 2002. AMOU increased by 9.4% in 2003 compared to 2002, primarily due to the growth in our contract customer base during this period, as well as the increased number of bundled-minutes based customers in our total customer base. We believe the increase in AMOU during 2004 and 2003 evidences a trend driven by the substitution of fixed line telephony with mobile telecommunications, as well as the falling costs of mobile telephony mainly due to cheaper tariffs generally.

Competition

We compete principally with Vodafone Greece and Cosmote. Vodafone Greece benefits from the high levels of brand awareness and global advertising of Vodafone Group Plc, as well as receiving technical assistance from them. Cosmote benefits from its relationship with OTE, the incumbent fixed line telecommunications operator in Greece. Competition for contract customers, especially for business and bundled-minutes based customers, has and may continue to force us to take measures that raise our customer acquisition and retention costs. In the pre-paid market, we also compete with Q-Telecom, which has targeted the low-value market segment through its low-cost charging policy in both voice and SMS. In order to remain competitive in the pre-paid customer market, we may also need to further reduce prices and increase advertising expenditures.

Regulation of interconnection fees

Our results of operations are significantly impacted by the interconnection rates that we are able to charge and that we are required to pay, which are established by the NTPC. Tariffs for fixed-to-mobile interconnection have declined steadily in recent years. Mobile-to-mobile interconnection tariffs have also experienced a decline in 2004. We anticipate these trends will continue in the next few years.

The decline in fixed-to-mobile interconnection rates has had a significant impact on our profitability as revenues from these interconnections comprise a substantial portion of our revenues and as there has been a disproportionately greater volume of calls originating on fixed line networks, which terminate on our network than the volume of calls originating on our network, which terminate on fixed line networks. The decline in mobile-to-mobile interconnection rates has not had a significant impact on our profitability as the decline in revenues from these decreases in interconnection rates has been offset by a corresponding decline in our costs for terminating calls on our competitors’ networks. This has been due to the fact that there has been a balance between the volume of calls originating on our competitors’ network, which terminate on our network and the volume of calls originating on our network, which terminate on other mobile networks. As SMS services are mobile-to-mobile interconnections, they similarly have not had a significant impact on our profitability.

Since October 1, 2004, our fixed-to-mobile interconnection tariff has been €0.15 per minute (with a 30 second minimum call duration). We apply the same fixed-to-mobile interconnection tariffs to OTE and to the six alternative carriers of fixed telephony that have an interconnection agreement with us (Forthnet, Quest Wireless, Tellas, Telepassport, Vivodi and Voicenet, as of March 2005).

Since October 1, 2004, the interconnection rate for us to terminate on Vodafone Greece’s and Cosmote’s networks has been €0.145 per minute (with a 30 second minimum call duration), down from €0.18 per minute for the period from January 1, 2004 to September 30, 2004. Since October 1, 2004, the interconnection rate for us to terminate on Q-Telecom’s network has been €0.195 per minute, down from €0.23 per minute for the period from January 1, 2004 to September 30, 2004.

Since October 1, 2004, the interconnection rate paid by Vodafone Greece and Cosmote to terminate on our network has been €0.15 per minute, down from €0.18 per minute charged to Vodafone Greece or €0.19 per minute charged to Cosmote, for the period from January 1, 2004 to September 30, 2004. Since October 1, 2004, the interconnection rate paid by Q-Telecom to terminate on our network has been €0.15 per minute, down from €0.18 per minute for the period from January 1, 2004 to September 30, 2004. All of these interconnection rates are subject to a 30 second minimum call duration.

On January 26, 2004, the three other Greek mobile operators entered into agreements with us to introduce SMS interconnection fees, whereby we charge each other for any SMS terminating on our respective networks. SMS interconnection rates among Vodafone Greece and Cosmote and ourselves have initially been set at €0.03 per SMS. For SMS interconnection with Q-Telecom, it was agreed that Q-Telecom would pay €0.03 per SMS terminating on any network, while they would receive €0.0355 for all SMS’s terminating on their network for a period of one year, which ended March 31, 2005, with a price for the following year being set at €0.03. SMS interconnection fees came into effect on April 1, 2004.

Seasonality

Our business is subject to a certain degree of seasonality. We experience a higher number of new customers and increased roaming revenues during the summer months mainly due to increased pre-paid sales and increased usage from tourists in Greece and our customers who travel abroad. These roaming revenues generally represent 4% to 5% of our quarterly operating revenue. Also, we experience increased handset sales leading up to the Christmas holiday season.

Financing the Acquisition

In connection with the financing of the Acquisition, our new controlling shareholders have informed us that they expect to incur indebtedness of approximately €1.2 billion and will be able to incur additional indebtedness, including the ability to draw an additional €250 million under a Revolving Credit Facility. As a consequence, our new controlling shareholders will have significant levels of debt and interest expense for the foreseeable future, the principal source for repayment will come from our operating results. In addition, we will be providing certain guarantees and pledging substantially all of our assets to secure these obligations, although the amounts we are permitted to guarantee are limited by Greek law to any of our debt refinanced which is expected not to exceed €200 million. See “Item 3. — Key Information — Risk Factors – Risks related to the debt to be incurred to finance the Acquisition.”

Results of Operation for the Years Ended December 31, 2004, 2003 and 2002

Certain reclassifications have been made to the presentation of the 2002 and 2003 financial statements to conform to those of 2004.

Operating Revenues

Our operating revenues consist of revenues from mobile telecommunications services and sales of handsets and accessories. Our revenues from mobile telecommunications services consist primarily of monthly service fees , airtime revenues and data communications revenues. Airtime revenues include revenues from outgoing calls, incoming calls from fixed line networks, incoming calls from other mobile operator’s networks, incoming SMS from other mobile operators (as of April 2004), sales of pre-paid airtime cards (which include revenues from the sale of pre-paid airtime renewal cards and pre-paid airtime, net of discounts allowed, included in pre-paid packages used as of the end of the period), calls made by customers of international GSM network operators while traveling in Greece and calls made or received by our customers outside Greece using another GSM network (we impose a surcharge of 20.0% of the amount charged by a GSM network operator in another country to our customers using the services of that operator).

We also derive operating revenues from sales of handsets and accessories, primarily through sales at our TIM stores. We sell handsets and accessories to our independent distributors at cost, for resale to our contract customers, as well as directly to our contract customers at a discount to cost through our direct sales force and at our TIM stores. We sold 341,953 handsets directly to contract customers and to master dealers in 2004, 232,230 in 2003 and 132,313 in 2002 respectively. The increased sales in 2004 can be attributed to the extension of our retention program to our franchisees network.

The table below sets forth the components of our operating revenues for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	€	€	€
	(in thousands)
Operating revenues:
Monthly service fees	80,034	102,281	132,542
Airtime revenues:
Outgoing calls	136,184	164,211	165,351
Incoming calls from fixed line networks	167,932	123,473	84,423
Incoming calls from other mobile operators’ networks	64,556	119,397	150,807
Incoming SMS from other mobile operators’ networks(1)	—	—	9,942
Pre-paid airtime cards	140,269	153,292	147,296
Roaming revenues from our customers	12,512	15,028	17,233
Roaming revenues from customers of international GSM network operators	30,187	36,955	38,273

Total airtime revenues	551,640	612,356	613,325

Data communications revenues	32,008	42,684	35,247

	Year ended December 31,
	2002	2003	2004
	€	€	€
	(in thousands)
Other revenues(2)	2,771	4,613	4,431

Total revenues from telecommunications services	666,453	761,934	785,545

Revenues from the sales of handsets and accessories	23,878	46,606	43,604

Total operating revenues	690,331	808,540	829,149

(1) Interconnection fees for the termination of SMS messages were introduced in the Greek market on April 1, 2004.

(2) Includes connection fees associated with certain value-added services, including data transmission services such as Fixed Wireless Access Services.

Total operating revenues increased by 2.5% to €829.1 million in 2004, compared with €808.5 million in 2003. This was due to the increase in monthly service fees offset in part by the decreases in data communications revenues and revenues from the sale of handsets and accessories.

Total operating revenues increased by 17.1% to €808.5 million in 2003, compared with €690.3 million in 2002. This was due to the increase in revenues from telecommunication services, as well as in revenues from sales of handsets and accessories.

Monthly service fees increased by 29.6% to €132.5 million in 2004 as compared with €102.3 million in 2003, primarily due to the further contribution of bundled-minutes based customers to our customer base, as these customers pay higher fixed service fees. Monthly service fees increased by 27.8% to € 102.3 million in 2003 as compared with €80.0 million in 2002, primarily due to the increase in bundled-minutes based contract customers.

Total airtime revenues remained relatively flat, increasing by 0.2% to €613.3 million in 2004, compared with €612.4 million in 2003. Total airtime revenues increased by 11.0% to €612.4 million in 2003, compared with €551.6 million in 2002.

Revenues from outgoing calls, which exclude pre-paid airtime card revenues, increased by 0.7% to €165.4 million in 2004, compared with €164.2 million in 2003. This marginal increase in 2004 compared with 2003 was due to the increase in the AMOU, offset by the lower tariffs.

Revenues from outgoing calls (which exclude pre-paid airtime card revenues) increased by 20.6% to €164.2 million in 2003, compared with €136.2 million in 2002. The increase in 2003 was mainly due to a growing contract customer base and the increase in outgoing traffic of contract customers.

Revenues from incoming calls from fixed line networks decreased by 31.6% to € 84.4 million in 2004, compared with €123.5 million in 2003, due to decreased fixed -to -mobile interconnection tariffs and the decrease in incoming traffic from fixed line networks.

Revenues from incoming calls from fixed line networks decreased by 26.5% to € 123.5 million in 2003 compared with €167.9 million in 2002, due to decreased fixed-to-mobile interconnection tariffs and a decrease in incoming traffic from fixed line networks.

Revenues from incoming calls from other mobile operators’ networks increased by 26.3% in 2004 to €150.8 million, compared with €119.4 million in 2003, mainly due to increasing mobile-to-mobile interconnection traffic.

Revenues from incoming calls from other mobile operators’ networks increased by 85.0% to €119.4 million in 2003 compared with €64.6 million in 2002, mainly due to increased mobile-to-mobile interconnection traffic and higher tariffs.

Revenues from incoming SMS from other mobile operators were €9.9 million in 2004, due to the introduction of SMS interconnection between mobile operators in Greece in April 2004.

Revenue from pre-paid airtime cards (including the pre-paid airtime included in pre-paid packages when purchased) was €147.3 million in 2004, a decrease of 3.9% compared with €153.3 million in 2003. If the revenues from pre-paid airtime cards are added to the airtime revenues from outgoing calls of contract customers, the percentage drop in outgoing calls and pre-paid airtime in 2004, as compared to 2003, amounts to 1.5%.

Revenue from pre-paid airtime cards (including the pre-paid airtime included in pre-paid packages when purchased) was €153.3 million in 2003, increasing by 9.3%, as compared to 2002. If the revenues from pre-paid airtime cards are added to the airtime revenues from outgoing calls of contract customers, the percentage increase in outgoing calls and pre-paid airtime in 2003, compared to 2002, amounts to 14.8%.

Roaming revenues from customers of other international operators traveling in Greece increased by 3.6% to €38.3 million in 2004, compared with €37.0 million in 2003 due to increased call traffic of foreign travelers in Greece and the increased volume of calls made on our network to premium rate destinations. Roaming revenues generated by our customers traveling outside Greece increased by 14.7% to €17.2 million in 2004, compared with €15.0 million in 2003 due to the increased call traffic by our customers while traveling abroad.

Roaming revenues from customers of other operators traveling in Greece increased by 22.4% to €37.0 million in 2003, compared with €30.2 million in 2002 due to increased call traffic of foreign travelers in Greece, as well as an increased number of commercial roaming agreements by the end of 2003. Roaming revenues generated by our customers traveling outside Greece increased by 20.1% to €15.0 million in 2003, compared with €12.5 million in 2002 due to increased usage by our customers while traveling abroad.

Data communications revenues decreased by 17.4% to €35.2 million in 2004, compared with €42.7 million in 2003, due to lower SMS usage. In contrast, data communications revenues increased 33.4% to €42.7 million in 2003, compared with €32.0 million in 2002, due to an increase in the usage of value-added data services.

Revenues from the sales of handsets and accessories decreased by 6.4% to €43.6 million in 2004, as compared to €46.6 million in 2003, mainly due to a reclassification in 2004 of handset upgrade costs paid to our franchisees from “commission to dealers” to a direct deduction from revenues from the sales of handsets and accessories.

In 2003, revenues from the sales of handsets and accessories increased by 95.2% to €46.6 million, as compared to €23.9 million in 2002, due to the expansion of our TIM stores retail network and the higher number of handset upgrades by our customers.

Cost of Sales and Services Provided

Cost of sales and services provided includes (i) the cost of sales of handsets and accessories (including the cost of packaging and certain promotional materials associated with sales of handsets) and (ii) the cost of services. Cost of services provided consists primarily of interconnection charges payable to OTE and other fixed line operators, interconnection charges payable to other mobile operators, roaming charges payable to international GSM and UMTS network operators for our customers’ use of their networks, depreciation of the cost of our GSM and UMTS network-related equipment, including computer software and hardware and the buildings in which this equipment is located, leased line charges payable to fixed line operators, payroll costs associated with the expansion and maintenance of our network (including network technicians and information technology personnel), installations’ rentals payable to site owners for our GSM and UMTS network components, utilities costs for the operation of our BTS sites and SIM card costs. Cost of handsets and accessories also includes the cost of packaging and certain promotional materials associated with sales of handsets.

The table below sets forth the components of our total cost of sales and services provided expressed in euros and as a percentage of total operating revenues for the periods indicated.

	Year ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(in thousands, except percentages)
Cost of services provided:
Interconnection charges payable to fixed line operators	37,058	5.4	20,726	2.6	18,314	2.2
Interconnection charges payable to other mobile operators	62,186	9.0	118,380	14.6	159,383	19.2
Roaming charges payable to international GSM network operators	13,634	2.0	13,342	1.7	15,591	1.9
Depreciation	53,881	7.8	65,175	8.1	77,786	9.4
Leased line charges payable to fixed line operators	3,305	0.5	2,970	0.4	3,072	0.4
Payroll	12,242	1.8	14,611	1.8	16,394	2.0
Installations’ rentals	8,177	1.2	11,484	1.4	14,292	1.7
Utilities	4,486	0.6	4,672	0.6	5,574	0.7
SIM Cards	4,608	0.7	3,210	0.4	2,767	0.3

Total cost of services provided	199,577	28.9	254,570	31.5	313,173	37.8
Cost of sales of handsets and accessories	53,175	7.7	76,850	9.5	72,408	8.7

Total cost of sales and services provided	252,752	36.6	331,420	41.0	385,581	46.5

Total cost of sales and services provided increased by 16.3% to €385.6 million in 2004, as compared with €331.4 million in 2003. This was primarily due to a 23.0% increase in the cost of services provided, mainly as a result of a 34.6% increase in mobile-to-mobile interconnection related costs offset by a 5.8% decrease in the cost of sales of handsets and accessories mainly due to lower average loyalty/retention costs compared to 2003. This was due to lower handset subsidies, which resulted in customers opting for lower-priced handsets.

Total cost of sales and services provided increased by 31.1% to €331.4 million in 2003, as compared with €252.8 million in 2002. This was primarily a result of the combined effect of two factors. We had a 27.6% increase in the cost of services provided, principally due to significantly higher mobile-to-mobile interconnection related costs and we also had a 44.5% increase in the cost of sales of handsets and accessories mainly due to the expansion of our TIM stores retail network and the higher number of handset upgrades.

Interconnection charges payable to fixed line operators decreased by 11.6% to €18.3 million in 2004, as compared with €20.7 million in 2003, mainly due to the fact that as of April 2003, we were no longer required to pay an administrative fee payable to OTE for calls originating from its network, as well as the decrease in interconnection rates for call terminations on OTE’s network. Interconnection charges payable to fixed line operators decreased by 44.1% to €20.7 million in 2003, as compared with €37.1 million in 2002, mainly as a result of the elimination in April 2003 of the administrative fee payable to OTE for calls originating from its network, as well as to the re-routing of international traffic through alternative carriers with lower interconnection tariff rates. As a percentage of total operating revenues, these interconnection charges were 2.2% in 2004, as compared with 2.6% in 2003 and 5.4% in 2002.

Interconnection charges payable to other mobile operators were €159.4 million in 2004, increasing by 34.6% compared to 2003, mainly due to the increase in mobile-to-mobile interconnection traffic and the introduction of SMS interconnection between the operators starting from April 2004.

Interconnection charges payable to other mobile operators were €118.4 million in 2003, increasing by 90.4% compared to 2002, mainly due to the increase in mobile-to-mobile interconnection traffic and mobile-to-mobile interconnection tariffs.

Roaming charges payable to other international operators increased by 16.9% to €15.6 million in 2004 compared with €13.3 million in 2003, mainly as a result of higher roaming revenues from our customers traveling abroad. Roaming charges payable to other international network operators decreased slightly by 2.1% in 2003 to €13.3 million, compared with €13.6 million in 2002.

Depreciation of network equipment increased by 19.3% to €77.8 million in 2004, as compared with €65.2 million in 2003, mainly as a result of the continued build-out of our GSM network and our UMTS network. In 2003, depreciation of network equipment increased by 21.0% over 2002, mainly as a result of the continued build-out of our GSM network.

Leased line charges payable to fixed line operators increased slightly by 3.4% to €3.1 million in 2004, as compared with €3.0 million in 2003, mainly due to lower charges in 2003 as a result of a credit note from OTE recorded in 2003. This credit note was given in respect of the over-payment we made to OTE for leased line charges in 2002 in light of the retroactive decrease in rates implemented by the NTPC. Leased line charges payable to fixed line operators decreased by 10.1% to €3.0 million in 2003, as compared with €3.3 million in 2002, mainly due to the reason described above.

Payroll charges increased by 12.2% to €16.4 million in 2004, as compared with €14.6 million in 2003, mainly due to the increase of 4.5% in the number of network-related personnel and due to increased overtime costs for our network personnel due to the network coverage enhancement that we undertook in advance of the Olympic Games in Athens. Payroll charges increased by 19.4% to €14.6 million in 2003, as compared with €12.2 million in 2002, mainly due to the 2.8% headcount increase.

Installations rentals increased by 24.5% to €14.3 million in 2004, as compared with €11.5 million in 2003, mainly due to the increased number of sites. Installations rentals increased by 40.4% to €11.5 million in 2003, as compared with €8.2 million in 2002, mainly due to the increased number of sites.

The cost of utilities increased by 19.3% to €5.6 million in 2004, as compared with €4.7 million in 2003, primarily due to the increased number of network equipment sites. The cost of utilities increased by 4.1% to €4.7 million in 2003, as compared with €4.5 million in 2002, primarily as a result of the increased number of network equipment sites.

The cost of purchasing SIM cards decreased by 13.8% to €2.8 million in 2004, as compared with €3.2 million in 2003, primarily as a result of a decrease in the number of SIM cards required and the lower unit costs. The cost of purchasing SIM cards decreased by 30.3% to €3.2 million in 2003, as compared with €4.6 million in 2002, mainly due to lower unit costs.

Cost of sales of handsets and accessories decreased by 5.8% in 2004 to €72.4 million compared to 2003 mainly due to lower customer retention costs due to lower handset subsidies. Cost of sales of handsets and accessories increased to €76.9 million growing by 44.5% in 2003 compared with 2002, mainly due to increased sales of handsets and accessories versus the previous year as a result of the expansion of our TIM stores retail network.

Gross Profit

Gross profit (total operating revenues less total cost of sales and services provided) was €443.6 million, €477.1 million and €437.6 million in 2004, 2003 and 2002 respectively. Our gross margin (gross profit as a percentage of operating revenues) was 53.5% in 2004, 59.0% in 2003 and 63.4% in 2002. The decrease in gross margin in 2004 from 2003 was primarily due to the increase of mobile-to-mobile interconnection costs and to higher depreciation and amortization costs resulting from the continuous expansion of our networks and the commencement of the UMTS license amortization in January 2004. The decrease in gross margin in 2003 from 2002 was primarily due to the increase of mobile-to-mobile interconnection costs and to the higher cost of sales of handsets and accessories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of:

•	Subscriber acquisition and retention costs, including commissions and other payments (including our contribution to cooperative advertising arrangements with our dealers) to our independent distributors (including our franchisees);

•	Advertising expenses, including marketing expenses relating to billboards, television and other media and marketing expenses which we incur with our independent distributors;

•	Payroll expenses not associated with our network;

•	Depreciation and amortization, including depreciation of fixed assets other than those associated with our GSM and UMTS network equipment and amortization of our GSM and UMTS licenses on a straight-line basis over the term of the licenses;

•	Repair and maintenance expenses associated with our GSM and UMTS network;

•	Consultancy and third party fees, which include fees paid to our auditors, management consultants, legal counsels, and tax advisors;

•	Provisions for litigation and claims;

•	Utilities expenses other than those associated with our GSM and UMTS network equipment;

•	Rental expenses other than those associated with our GSM and UMTS network equipment; and

•	Other expenses which include asset retirement obligation related expenses, compensation expenses related to the exercise of options (there have been no outstanding options as of December 31, 2004) and other administrative expenses.

In addition, as of December 31, 2004, selling, general and administrative expenses included management fees that we paid to TIM and/or its affiliates for technical and other expertise provided to us. Since January 2002, when mobile-to-mobile payments among operators were introduced, the management fee paid to TIM and/or its affiliates was 2.24% of total revenues, (calculated based on total revenues, net of VAT and other indirect taxes, net of mobile-to-mobile interconnection costs, and as recorded in our statutory accounts). These management fees paid to TIM in 2004, 2003, and 2002 were €15.2 million, €15.3 million and €14.0 million, respectively.

The table below sets forth the components of our selling, general and administrative expenses expressed in euros and as a percentage of total operating revenues for the periods indicated:

	Year ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(in thousands, except percentages)
Selling, general and administrative expenses:
Commissions to dealers	102,106	14.8	103,724	12.8	89,800	10.8
Management fees	14,021	2.0	15,349	1.9	15,151	1.8
Advertising expenses	13,024	1.9	17,155	2.1	31,811	3.8
Payroll expenses	30,980	4.5	34,161	4.2	35,733	4.3
Depreciation and amortization	42,648	6.2	43,606	5.4	44,790	5.4
Repair and maintenance expenses	30,182	4.4	30,015	3.7	32,261	3.9
Consultancy and other third party fees	11,447	1.7	18,013	2.2	19,941	2.4
Provision for litigation and claims	18,603	2.7	2,500	0.3	6,585	0.8
Utilities	7,274	1.1	8,855	1.1	8,248	1.0
Rentals	7,796	1.1	9,715	1.2	9,609	1.2
Other	20,159	2.9	20,044	2.5	23,283	2.8

Total selling, general and administrative expenses	298,240	43.2	303,137	37.5	317,212	38.3

Commissions to our dealers decreased by 13.4% to €89.8 million in 2004, as compared with €103.7 million in 2003, and increased by 1.6% in 2003, as compared to 2002. The decrease in 2004 is mainly due to fewer customers activations, as well as a reclassification in 2004 of handset upgrade costs through franchisees from “commission to dealers” to a direct deduction from revenues from the sales of handsets and accessories. The increase in 2003 was due to higher average activation payments per additional contract customer mainly on the bundled-minutes based packages, which resulted in increased billed revenues, upon which our commissions are based. Commission to dealers as a percentage of total operating revenues decreased to 10.8% in 2004 as compared with 12.8% in 2003, mainly as a result of decreased amount for commissions to dealers. Commission to dealers as a percentage of total operating revenues decreased to 12.8% in 2003 as compared with 14.8% in 2002, mainly as a result of greater proportional increase in revenues compared with commissions to dealers.

Management fees decreased by 1.3% to €15.2 million in 2004, as compared with €15.3 million in 2003, and increased by 9.5% in 2003, as compared to 2002. The decrease in management fees in 2004 as compared to 2003 is the result of higher mobile-to-mobile interconnection costs, the basis on which the management fee is calculated. The increase of management fees in 2003 as compared to 2002 is the result of higher revenues and lower mobile-to-mobile interconnection costs.

Advertising expenses increased by 85.4% to €31.8 million in 2004, as compared with €17.2 million in 2003, mainly due to our re-branding campaign, and increased by 31.7% in 2003, as compared to 2002, mainly due to the launch of a new pre-paid tariff plan.

Payroll expenses increased by 4.6% to €35.7 million in 2004, as compared with €34.2 million in 2003 principally due to the 10.9% increase in our headcount. Payroll expenses increased by 10.3% in 2003, as compared to 2002, principally due to the higher average number of paid employees.

Depreciation and amortization increased marginally by 2.7% to €44.8 million in 2004, as compared with €43.6 million in 2003, principally as a result of the continued increase in our GSM network and also our UMTS network assets as well as the commencement of the UMTS license amortization in January 2004, and increased by 2.2% in 2003, as compared to 2002, mainly as a result of the continued increase in our GSM network and our UMTS network assets.

Repair and maintenance expenses increased by 7.5% to €32.3 million in 2004, as compared with €30.0 million in 2003, principally as a result of increased maintenance expenses for our information systems infrastructure. Repair and maintenance expenses remained flat in 2003 at €30.0 million as compared with €30.2 million in 2002.

Consultancy and third party fees increased by 10.7% to €19.9 million in 2004, compared with €18.0 million in 2003 mainly due to our increased technical and commercial consulting requirements in preparation for the Olympic Games. Consultancy and third party fees increased by 57.4% to €18.0 million in 2003, compared with €11.4 million in 2002, mainly due to increased profit sharing expenses as a result of more profit sharing agreements with content providers and third-party application service providers.

Our expense for litigation and claims increased by 163.4% to €6.6 million in 2004, compared with €2.5 million in 2003 primarily due to an additional provision we were required to make in connection with the Mobitel litigation.

Our expense for litigation and claims decreased by 86.6% to €2.5 million in 2003, compared with €18.6 million in 2002, primarily due to the need for additional provision related to the Mobitel litigation during 2002.

In 2004 utilities and rental expenses decreased by 6.9% and 1.1% respectively. Utilities expenses decreased to €8.2 million in 2004, compared with €8.9 million in 2003, primarily as a result of decreased postal billing expenses and warehouse costs for handsets and advertising material. Rental expenses remained flat at €9.6 million in 2004, compared to €9.7 million in 2003.

Utilities expenses increased by 21.7% to €8.9 million in 2003, compared with €7.3 million in 2002, primarily due to the expansion of our network. Rental expenses increased by 24.6% to €9.7 million in 2003, compared with €7.8 million in 2002, primarily due to the expansion of our network.

Other expenses increased by 16.2% to €23.3 million in 2004 from €20.0 million in 2003, mainly due to increased indirect taxes related to increased advertising.

Other expenses decreased by 0.6 % to €20.0 million in 2003, compared with €20.2 million in 2002.

Interest and Other Financial Expense, Net

Interest and other financial expense, net, consists of interest charged on our borrowings principally incurred to finance our network construction, interest earned on bank deposits, foreign exchange gains and losses associated with purchases of goods or services denominated in foreign currencies (such as contracts denominated in U.S. dollars relating to our network and software) and financial expenses in connection with finance leases.

The table below sets forth, interest and other financial expense, net, for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	€	€	€
	(in thousands)
Interest and other financial expense, net:
Interest expense, net	(15,076)	(11,041)	(9,850)
Foreign exchange gains (losses), net	605	223	(78)

Total interest and other financial expense, net	(14,471)	(10,818)	(9,928)

Interest and other financial expense, net, decreased by 8.2% to €9.9 million in 2004, as compared to 2003, mainly as a result of the decrease in interest expense due to lower debt. Interest and other financial expense, net, decreased by 25.2% to €10.8 million in 2003, as compared to 2002, mainly due to the decrease in interest expense, as a result of lower interests payments on debt and the reduction in foreign exchange differences.

Interest expense, net, decreased by 10.8% to €9.9 million in 2004, as compared to 2003, and by 26.8% to €11.0 million in 2003, as compared to 2002.

We have benefited from guarantees and counter guarantees of our long-term debt by Telecom Italia and its affiliates. Management believes that it can obtain financing without a guarantee from Telecom Italia Group, although such financing may not be on terms as favorable as those obtained with a Telecom Italia Group guarantee. See “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company—Majority Shareholder’s Sale of its Interest in the Company”.

Our operating revenues, operating expenses and capital expenditures are primarily denominated in euro. Throughout 2004 and more specifically as of December 31, 2004 we had no non-euro foreign currency denominated debt obligations and, as a result, we did not enter into any forward foreign exchange or other foreign exchange derivative hedging transactions during the year. As all our debt was denominated in euro, it was not subject to foreign exchange rate risk.

Our foreign exchange gains (losses), net resulted in a loss of €78,140 in 2004 and a gain of €223,000 in 2003, compared to a gain of €604,851 in 2002. The foreign exchange loss in 2004 and the foreign exchange gains in 2003 and in 2002 were mainly due to fluctuations of the dollar and pounds sterling, the foreign currency in which some of our suppliers’ contracts – affecting both our operating and capital expenditures – were principally denominated, against the euro.

Income Tax Provision

In 2004, we recorded an income tax provision of €32.3 million, a 49.1% decrease from €63.4 million in 2003. In 2002, we recorded an income tax provision of €43.4 million. The decrease in 2004 reflects a decrease in income before income taxes as well as a decrease in the tax rates to be applied from 2005 onwards and which have been considered in the deferred income taxes calculation. As a percentage of income before income taxes, the provision for income taxes in 2004, 2003 and 2002 was 29.1%, 40.7% and 36.2%, respectively. The higher effective tax rates (provision for income taxes as a percentage of income before taxes), in 2003 and 2002 primarily reflected the non-deductibility for tax purposes of certain expenses as well as the partial deductibility of the management fees paid to TIM and/or its affiliates. See Note 11 to the financial statements. Management believes this treatment of the income tax provision is reasonable based on the experience of the tax audits for the years up to 2000, the last fiscal year for which a tax audit has been completed. The tax benefit of the merger with Telepolis, which was completed in December 2002, and the Greek labor law that provides tax benefits to companies for personnel increases, have been taken into consideration for the provision in 2002.

Liquidity and Capital Resources

Our liquidity requirements arise primarily from the need to fund capital expenditures for the expansion of our operations and for working capital requirements and following the Acquisition to repay debt. Historically, we have utilized bank borrowings and capital contributions from our existing shareholders to finance our network expansion. In connection with the Acquisition, our existing bank borrowings will be repaid in full and cancelled. We expect to continue to incur additional capital expenditures in order to expand and improve the quality of our network, although management believes that the large majority of these requirements will be met by cash flow from operations.

Financing the Acquisition

In connection with the financing of the Acquisition, our new controlling shareholders have informed us that they expect to incur indebtedness of approximately €1.2 billion and will be able to incur additional indebtedness, including the ability to draw an additional €250 million under a Revolving Credit Facility. As a consequence, our new controlling shareholders will have significant levels of debt and interest expense for the foreseeable future, the principal source for repayment will come from our operating results. In addition, we will be providing certain guarantees and pledging substantially all of our assets to secure these obligations, although the amounts we are permitted to guarantee are limited by Greek law to any of our debt refinanced which is expected not to exceed €200 million. See “Item 3.—Key Information—Risk Factors—Risks related to the debt to be incurred to finance the Acquisition.”

Liquidity

The table below sets forth, for the periods indicated certain information about our cash flows.

	Year ended December 31,
	2002	2003	2004
	€	€	€
	(in thousands)
Cash and cash equivalents at beginning of year	29,614	35,581	66,769
Cash from operating activities	193,370	229,916	145,634
Cash used in investing activities	(105,302)	(137,579)	(141,329)
Cash used in financing activities	(82,101)	(61,149)	(56,990)

Cash and cash equivalents at end of year	35,581	66,769	14,084

Cash from operating activities decreased by 36.7% to €145.6 million in 2004, as compared to 2003, primarily reflecting the decrease in our net income, as well as the payment of approximately €30.4 million in connection with the Mobitel litigation, as described in “Item 8. Financial Information – Legal Proceedings”. Cash from operating activities increased by 18.9% to € 229.9 million in 2003, as compared to 2002, primarily reflecting the increase in our net income and non-cash items, mainly depreciation and deferred income taxes provision.

Cash used in investing activities, which consists of capital expenditures, increased by 2.7% to €141.3 million in 2004, as compared to 2003, and increased by 30.7%to €137.6 million in 2003, as compared to 2002. The increases in 2004 and in 2003 are due to the continuing build-out and further selective development of our GSM network as well as to the deployment of our UMTS network.

In 2004, cash used in financing activities decreased by 6.8% to €57.0 million, as compared to 2003, mainly as a result of our issuance of common stock following a share capital increase in December 2004 in connection with the exercise of stock options under our stock plan by eligible employees. See Note 19 to the financial statements. In 2003, cash used in financing activities decreased by 25.5% to €61.1 million, as compared to 2002, reflecting lower borrowing needs and the repayment of long-term debt, as a result of more cash generated by operating activities.

Capital Resources

As of December 31, 2004, we were a party to a €100.0 million long-term loan agreement with the European Investment Bank of Luxembourg, maturing on December 14, 2007. Telecom Italia provided a full and unconditional direct guarantee of our obligations under the loan until such time as those obligations have been discharged. Due to a downgrading of Telecom Italia’s credit rating, Telecom Italia was substituted as guarantor by Sanpaolo IMI S.p.A., Banco Bilbao Vizkaya Argentaria S.A. (Milan branch), and Sumitomo Mitusi Banking Corporation (London branch) and an amendment of the original contract was signed in March 2004. Telecom Italia and/or its affiliates have provided counter-guarantees to the above mentioned guarantors for this loan facility. The financial costs of this facility after the substitution remain essentially the same. At the end of May 2004 we fully repaid a maturing long term loan provided by the European Investment Bank of Luxembourg in May 1999 in the total principal amount of approximately €74.1 million. Furthermore, as of December 31, 2004 a €60 million five-year fixed rate credit facility provided to us by Telecom Italia in December 2001 was also outstanding. See Note 9 to the financial statements.

In addition, our short-term borrowings consist of drawdowns under various lines of credit provided by several banks. In 2004 a short-term financing facility from TIM in an amount of €50.0 million was made available to us. The original maturity date of the facility of November 2, 2004 was extended to March 31, 2005. The aggregate amount of available lines of credit, including the TIM facility, was €166.6 million and €116.7 million at December 31, 2004 and 2003 respectively, of which approximately €140.7 million and €110.4 million were unused as of the above dates. In addition, we have used the lines of credit to issue letters of guarantee amounting to €5.9 million and €6.3 million as of December 31, 2004 and 2003, respectively.

During February 2005 the short-term credit line provided by Sanpaolo IMI was reduced by €23.4 million due to the revocation of the relevant guarantee that was provided by Telecom Italia. See “Item 3. Key Information—Risk Factors” above.

Following completion of the sale of Telecom Italia’s controlling interest in us, certain of our outstanding indebtedness, including our financing with or guaranteed by Telecom Italia or its affiliates, will be repaid in full and certain guarantees of our indebtedness will be irrevocably and unconditionally released. Specifically, the facility agreement dated as of December 12, 2001 between us and Telecom Italia S.p.A. in the amount of €60 million and the loan agreement dated as of December 11, 2002 between the European Investment Bank and us in an aggregate principal amount at December 31, 2004 of €100 million will be repaid in full. In addition, guarantees of our indebtedness under the above-mentioned loan with the European Investment Bank by Telecom Italia S.p.A., Banca Bilbao Vizcaya Argentaria S.A. (counter guaranteed by Telecom Italia), Sanpaolo IMI S.p.A. (counter guaranteed by Telecom Italia), and Sumitomo Mitusi Banking Corporation (London branch) (counter guaranteed by Telecom Italia) will be irrevocably and unconditionally released. See “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company—Majority Shareholder’s Sale of its Interest in the Company”.

We believe that our operating cash flow and borrowings under a Revolving Credit Facility entered into by our new controlling shareholders that will be available following the Acquisition will be sufficient for our present requirements and commitments. However, the actual amount of our financing requirements will depend on a number of factors, many of which are beyond our control.

Capital Expenditures

The following table presents our capital expenditures as depicted in our statements of cash flows for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	€	€	€
	(in thousands)
Cash used in investing activities
Capital expenditures	105,302	137,579	141,329

Our cash outflows related to capital expenditures totaled approximately €105.3 million in 2002, €137.6 million in 2003 and € 141.3 million in 2004. In each of these periods, the principal capital expenditures related to the continuous expansion of our network infrastructure, the increased capacity and improved performance and quality of our network, the development of advanced data services employing new technologies, as well as the expansion of our own distribution network. Specifically in 2003 and 2004 our capital expenditures included investments relating to the roll-out of our UMTS network in accordance with our license requirements. See “Item 4. Information on the Company— Network and facilities”.

We estimate that for the period 2005 — 2007 our total capital expenditure (mainly associated with the rollout of our UMTS network and our GSM 900/DCS 1800 network, including network equipment and related information systems infrastructure) will be around €400 million. We expect our funding requirements to be covered primarily by operational cash flows from our business. As of April 12, 2005, we have undertaken approximately €19.8 million of capital expenditure commitments for 2005.

Contractual Commitments

The following table sets out our contractual obligations as at December 31, 2004.

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	€ in thousands
Long-term debt	160,000	—	160,000	—	—
Capital lease obligations	6,903	717	1,905	1,008	3,273
Operating leases	191,732	24,861	67,693	38,993	60,185
Purchase obligations	12,383	9,813	2,570	—	—
Other contractual obligations(1)	44,021	14,673	29,348	—	—

Total contractual obligations(2)	415,039	50,064	261,516	40,001	63,458

(1)	Other contractual obligations relate to UMTS future payments.

(2)	Table does not include debt to be incurred by our new shareholders to finance the Acquisition, a portion of which we will guarantee and for which we will pledge substantially all of our assets as security, although the amounts we are permitted to guarantee are limited by Greek law to any of our debt refinanced which is expected not to exceed €200 million. See “Item 3. — Key Information — Risk Factors – Risks related to the debt to be incurred to finance the Acquisition.”

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Critical Accounting Policies

This operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

•	Recognition of Revenues: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through our retail outlets), while revenues from the sale of pre-paid airtime cards and the pre-paid airtime, net of discounts allowed, included in our pre-paid GSM service packages are recognized based on usage.

We recognize revenues from mobile telecommunications services when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

•	Accounts receivable, concentration of credit risk and allowance for doubtful accounts: Accounts receivable are carried at their net realizable value. Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances. We maintain an allowance for doubtful accounts for estimated losses relating from the inability of our subscribers to make required payments. Our calculation is based on actual historical data of suspended and cancelled subscribers, the reactivation rate of suspended subscribers and the collectability rate of cancelled subscribers.

•	Impairment or disposal of long-lived assets: Our long-lived assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the impairment or disposal of long-lived assets” which we adopted effective January 1, 2002. Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in business or technology indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount (if any) by which the carrying value of the asset exceeds its fair value. Prior to January 1, 2002, we assessed the impairment of long-lived assets under SFAS No. 121, “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of”.

•	Legal Contingencies: We are currently involved in various claims and legal proceedings. We periodically review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. See Note 15 of the Notes to the Financial Statements for a description of our material legal proceedings.

•	Accounting for Income Tax: Significant judgment is required in determining our income tax provision. In the ordinary course of business there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of the potential tax treatment of management fees paid to related parties, the process of identifying items of revenue and expense that qualify for preferential tax treatment and potential tax audits. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

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

Recently Issued Accounting Standards

In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other

Financing the Acquisition

enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. FIN 46 and its revision FIN 46-R are effective for the year ended December 31, 2004.

As of December 31, 2004, these interpretations did not have an impact on the Company’s financial statements.

In December 2004 the FASB issued Statement No. 123 (revised 2004), Share-Based Payments (FAS 123R), which revises FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair values. FAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-6 (“EITF 03-6”), “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on the Company’s results of operations, financial position and cash flows.

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.’ “ The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its financial position or results of operations.

In July 2004, the EITF reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle. The Company does not expect the adoption of EITF No. 02-14 to have a material impact on its financial position or results of operations.

In September 2004, the EITF reached a consensus on EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination.” EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The Company does not expect the adoption of EITF No. 04-1 to have a material impact on its financial position or results of operations.

Trend Information

The coming years look challenging for Greek mobile operators. The regulatory environment is uncertain, as Greece has yet to implement the European New Regulatory Framework that will most likely, amongst other effects, put further pressure on interconnection rates, a major source of revenues for us. Furthermore, our substantial investments for our UMTS license, network deployment and services development may not be recovered in the expected timeframe, as the evolution of these services is still at an early stage and contingent on widespread market acceptance. Finally, the maturity of the market along with the increasing commoditization of mobile telephony basic services (voice/text messaging) are likely to continue to exert pressure on mobile operators to identify and create new revenue steams from the increased usage of voice services (i.e. fixed-to-mobile substitution) and the uptake of new multimedia/video based services using UMTS technology.

Item 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

We are administered by our Board of Directors which is responsible for our management and administration. The only member on our Board of Directors that is considered “independent” as defined in NASDAQ Rule 4200 is our Chairman, Mr. Stylianos Argyros.

Although it is expected that there will be substantial changes to the composition of our board of directors in connection with the sale of Telecom Italia’s controlling interest in us, the following information summarizes our board members and executive officers as of May 31, 2005.

Directors

The members of our Board of Directors were elected by a resolution of the Extraordinary General Assembly of our Shareholders dated October 12, 2004, for a term ending July 30, 2005. By virtue of a decision of the same assembly, we decided to amend article eleven of our Articles of Association to increase the maximum number of members of the Board of Directors of the Company from seven to eleven members.

As of May 31, 2005, the members of the Board of Directors were the following:

Name	Member of the Board of Directors since	Function
Stylianos Argyros	March 1999	Chairman
Socrates Kominakis	September 2004	Managing Director and Chief Executive Officer
Attilio Achler	December 2002	Member
Giuseppe Roberto Opilio	July 2002	Member
Roberto Pellegrini	June 2001	Member
Elisabetta Ripa	December 2002	Member
Stefano Rossi	December 2002	Member

As a result of the Acquisition, we expect there will be a number of changes to our board of directors, with appointees of TIM Italia to be replaced by designees of our new shareholders.

Stylianos Argyros has been chairman of the board of directors of TIM Hellas since 1999. Mr. Argyros is currently chairman of the board and chief executive officer of Preveza Mills S.A., vice-president of Aspis Bank and is a member of the board of directors of Elan Ventures S.A., S&B Minerals S.A., Delta Holding S.A. and P.G. Nikas S.A. He is also a member of the executive committee of the Trilateral Commission. Prior to joining TIM Hellas, he served from 1994 to 1999 as a Member of the European Parliament. From 1988 to 1994, Mr. Argyros was President and Chairman of the Board of the Federation of Greek Industries. From 1994 to 1998 he was Vice President of UNICE. From 1996 to 1998 he was World President of the Textile Institute (U.K.) and from 1992 to 1997, as well as from 2003 to 2005 he was a member of the Board of Directors of ALBA (Athens Laboratory of Business Administration). He received a Bachelor of Science degree from Amherst College and a Masters in Science and a Ph.D in Materials Science from the Massachusetts Institute of Technology.

Socrates Kominakis has been the managing director and chief executive officer of TIM Hellas since September 2004. Mr. Kominakis began his career in 1992 with Procter & Gamble Hellas as a brand manager. From 1996 to 1998, he was with Kraft Jacobs Suchard as a marketing manager. In 1998, Mr. Kominakis joined Vodafone Greece as marketing manager responsible for the formulation and execution of the marketing strategy of the company’s distribution network. Mr. Kominakis was promoted to Commercial Director of Vodafone Greece, in 2002 and served as an executive member of its board of directors. Mr. Kominakis holds a Bachelor of Science degree in Business Administration from the American College of Greece, Deree College in Athens and obtained his Masters in Business Administration from Edinburgh University.

Attilio Achler has been a member of the board of directors of TIM Hellas since December 2002 and is currently head of the Network Department. From 1971 to 1992, Mr. Achler was employed by Società Italiana per l’Esercizio delle Telecomnuicazioni p.a (“SIP”) where he held various positions in the areas of transmission, network, national public network and radio systems departments. In 1992, following SIP’s reorganization, he was appointed head of the mobile telecommunication services division’s GSM Radio Network. In 1994, Mr. Achler was appointed head of the Mobile Services/Network Administration division of TIM Italia and in 1995, he joined TIM Italia as head of the Network Administration division. Mr. Achler holds a bachelor’s degree in Engineering.

Giuseppe Roberto Opilio has been a member of the board of directors of TIM Hellas since July 2002. Mr. Opilio joined TIM Italia in 1999 as vice president of human resources and organizational development and in 2000 he was appointed head of the international human resources organizational development department. In 2001, he was appointed human resources executive vice president for the TIM Group and in February 2004 he was appointed executive vice president for customer operations. Mr. Opilio joined TIM Hellas with 16 years of business experience from positions held at various companies including, Parfina Group, Gepi Group S.p.A., American Society for Quality Control and Galgano Group Consulting and Management Training Company. Mr. Opilio holds a degree in Chemical Engineering from the University of Rome.

Roberto Pellegrini has been a member of the Board of Directors of TIM Hellas since June 2001. Mr. Pellegrini joined TIM Italia in 1995 as Marketing and Sales Executive Vice President. He began his career in 1975 with IBM and latest at Amdahl in Marketing and Sales . In 1991 he was appointed General Manager of Goal Systems and in 1992 he was selected as Managing Director for Italy of the Legent Software Company which acquired Goal Systems, subsequently becoming Vice President for Southern Europe. In May 1995, Mr. Pellegrini joined TIM Italia as Executive Vice President in the Mobile Services Division moving to TIM Italia in July 1995 maintaining the responsibilities for Marketing and Sales. Since 1999 he has been the Executive Vice President of TIM Italia’s Business Division. Mr. Pellegrini holds a Bachelor of Science in Electrical Engineering from Politecnico di Milano. In February 2004, amongst the other responsibilities, he was appointed Chairman of the Board of Directors of Avea in Turkey.

Elisabetta Ripa has been a member of the Board of Directors of TIM Hellas since December 2002. Ms. Ripa joined the strategic Marketing Department of TIM Italia in 1995. Prior to joining TIM Italia, she had eight years of industry experience at companies such as L.D.M. S.r.l., Promomedia Italia S.a.s, SIP and Telesoft America. In 1997, Ms. Ripa headed the European Operation Division (International Affairs) and in the same year the Planning International Management Division Control. In August 2002, she was appointed Executive Vice President of the Mobile Business Development division. Mrs. Ripa holds a Bachelor of Science in Finance and Commerce.

Stefano Rossi has been a member of the Board of Directors of TIM Hellas since December 2002. Mr. Rossi joined TIM Italia as Vice President of Subsidiaries’ Corporate Affairs in 2000. From June 2003 to date he is the Vice President of International Legal Affairs of Tim Italia. Prior to joining TIM Italia, Mr. Rossi was an internal corporate attorney in SIP’s legal department from 1991 to 1994. In 1995, he moved to the international legal affairs department of STET S.p.A., a former holding company of TIM Italia. From 1997 to 2000 he served as legal project manager at STET International, assisting and cooperating with TIM Italia and TIM Italia in several international projects in the Mediterranean Basin and Latin America.

Executive Officers

In 2002, we completed the restructuring of our management, creating the position of chief officer to which executive directors of related divisions report. These chief officers report directly to our Chief Executive Officer. Until December 31, 2004, Mr. Nicola Gatti was our Secretary General, responsible for the Human Resources, General Services and Purchasing and Logistics departments. In January 2005, the Secretary General position ceased to exist and the Human Resources and Purchasing, Logistics and General Services departments report directly to our Chief Executive Officer.

The table below sets forth our executive officers as of May 31, 2005:

Name	Position	Date of expiry of term of office
Socrates Kominakis(1)	Chief Executive Officer (since September 14, 2004)	At will
Ruggero Caterini	Chief Financial Officer (since September 1, 2002)	August 31, 2005
Nikolaos Costaras	Chief Information Officer (since November 1, 2002)	At will
Michele Gamberini	Chief Network Officer (since November 1, 2002)	June 30, 2005
Damianos Charalambidis(2)	Chief Commercial Officer (since January 3, 2005)	At will

(1)	Replaced Nikolaos Varsakis upon his resignation.

(2)	Replaced Dimitris Papagiannopoulos upon his resignation.

Socrates Kominakis. See description above.

Ruggero Caterini has been the chief financial officer of TIM Hellas since September 2002. Mr. Caterini began his financial career with Istituto Mobiliare Italiano S.p.A. in 1990 and joined TIM Italia in 1996, where he was involved in economic evaluations of TIM Italia’s international subsidiaries within the administration and control department. In September 1998, he was appointed controller of TIM Italia’s South American subsidiaries. In 1999, he was appointed chief financial officer and investor relations director of Tele Celular Sul Participacoes, TIM Italia’s Brazilian subsidiary. Prior to joining TIM Hellas, Mr. Caterini was the CFO of Mobilkom Austria A.G. Mr. Caterini holds a Bachelor of Science degree in Mechanical Engineering from the University of Rome “La Sapienza”.

Nikolaos Costaras has been the chief information officer of TIM Hellas since November 2002 when he joined the company as an Information Systems Executive Director. Mr. Costaras began his career with Credit Bank S.A. in 1985 until 1988 and held various managerial positions in Greek IT and telecommunications companies. Prior to joining TIM Hellas, Mr. Costaras worked at the Information Systems division of Vodafone Greece from 1993 to 2002. Mr. Costaras holds a Bachelor of Science degree in Computer Science from Teeside Polytechnic, Cleveland, U.K. and an MSC in Computer Science and Software Design from Newcastle University, Tyne & Wear, U.K.

Michele Gamberini has been the chief network officer of TIM Hellas since November 2002. Prior to his current position, Mr. Gamberini worked for Vodafone Omnitel SpA from 1994 to 1996 as Cell Planning Coordinator in the Tuscany and Umbria regions and for TIM Italia from 1996 to 2002, where he held various managerial positions. Mr. Gamberini holds a Bachelor of Science in Electronic Engineering from the University of Rome “La Sapienza” and a graduate degree from Istituto Superiore Poste a Telecomunicazioni, a telecommunications specialization school.

Damianos Charalambidis replaced Dimitris Papagiannopoulos as chief commercial officer on January 3, 2005 and is the head of the company’s marketing, sales and customer service departments. Mr. Charalambidis began his career in 1991 with Intracom S.A. in the research and development department and in 1996 he switched to the marketing and sales division. In 1998, he joined Cellular Operating System of Mobile Telecommunications S.A., or Cosmote, as Product and Services Manager and was General Manager of Products, Services and Marketing until December 2004. Mr. Charalambidis holds a Bachelor of Science degree in Electrical and Electronic Engineering from Liverpool’s Polytechnic University and a Masters of Science from the Victoria University of Manchester-Institute of Science and Technology.

Compensation of Directors and Officers

According to the provisions of the Greek laws for sociétés anonymes, the only competent body to decide on compensation, if any, for the members of the board of directors is the Ordinary General Assembly of the shareholders. By resolution of our Ordinary General Assembly dated March 24, 2005, it was decided that Mr. Stylianos Argyros, chairman of the board of directors, should receive as compensation for the year 2004, the total gross amount of €72,471.45. The only other member of our Board of Directors who received compensation in his capacity as Board Member during 2004 was Mr. Nikolaos Varsakis, our former Managing Director, who received a portion of his salary in connection with his position as a board member.

In 2004, the aggregate amount of cash compensation paid to our directors and executive officers (Mr. Argyros, Mr. Kominakis, Mr. Caterini, Mr. Costaras, Mr. Gamberini and Mr. Gatti), inclusive of payments made to our former chief executive officer and our former chief commercial officer, was €3.3 million.

In addition to their fixed compensation, all our executive officers have arrangements in their employment contracts, including variable remuneration based on individual and company performance.

Except as noted above, none of the members of our board of directors is employed by us and, therefore, they do not have service contracts providing for benefits upon termination of their employment. Mr. Socrates Kominakis, Mr. Damianos Charalambidis and Mr. Nikolaos Costaras have provisions in their employment contracts for benefits upon termination of their employment.

As of December 31, 2004, we have not accrued any amount in our financial statements to provide pension, retirement or similar benefits to our executive officers, other than the reserve for staff retirement indemnities that we record in our financial statements for all of our employees, including our executive officers but not our directors— since they are not employed by us expect as noted above. See Note 12 to our financial statements.

Board Practices

Audit Committee

We do not currently have an audit committee. It is our intention to establish an audit committee in compliance with the requirements of Exchange Act Rule 10A-3 by July 31, 2005.

Remuneration Committee

According to current Greek law, the only body authorized to decide on compensation for the members of the Board of Directors is the General Assembly of Shareholders, as discussed above. We do not have a remuneration committee and under the current NASDAQ corporate governance rules, we are exempt from NASDAQ’s requirement of having a compensation committee.

Employees

As at December 31, 2004, we had 1,475 full-time equivalent employees, including 326.5 in marketing and sales, 284 in operations, 388 in network development and operations, and 476.5 in information systems and customer service. Our employees are not covered by a collective bargaining agreement. Although, all private sector employees in Greece are covered by the National Collective Labour Agreement and/or the respective Trade Collective Labour Agreement which provide for minimum salary rates mainly on the basis of length of service, the majority of our employees’ salaries are in excess of the statutory minimum. We do not have a history of strikes or work stoppages and no material labor-related claims are pending. Management believes that relations with its employees are good.

Share Ownership

As of April 30, 2005, none of the members of our Board of Directors nor any of our executive officers held any of our voting securities.

Employee stock based incentive plans

On March 30, 2000, our Shareholders’ Extraordinary General Assembly approved a first stock option plan comprising 1.3 million option rights for “key employees,” defined as employees who are considered essential to the achievement of our objectives. Under the plan, we were authorized to issue and have issued 1.3 million option rights, which entitle the bearer to purchase our shares at a price equal to our listed market price on the NASDAQ National Market as of such date, which was US$28.375. The first plan expired in November 2003, and no options were exercised.

On December 11, 2000, our Shareholders’ Extraordinary General Assembly approved a second stock option plan for our remaining one million option rights. We are authorized to issue 1 million option rights, which entitle the bearer to purchase our shares at a price equal to our listed market price on the NASDAQ National Market as of such date, which was US$12.532. At December 31, 2003, there were 698,000 option rights outstanding under the second plan. The second plan expired in November 2004, and all outstanding options as of December 31, 2003 were either exercised or forfeited. There were no outstanding options as of December 31, 2004.

The objectives of these plans include attracting and retaining personnel and promoting our success by providing employees the opportunity to acquire common stock. Options vest on a pro-rata basis over approximately a four-year period from the grant dates.

The following table sets forth details relating to the exercise of stock option rights by our directors and executive officers under our second stock option plan.

	Title or class and amount of
Name	securities	Exercise Price ($)	Purchase Price ($)	Expiration Date
Stylianos Argyros	40,000 ordinary shares	16.2000	12.532	November 30, 2004
Socrates Kominakis	77,400 ordinary shares	15.7500	12.532	November 30, 2004
Socrates Kominakis	22,600 ordinary shares	15.7803	12.532	November 30, 2004
Nikolaos Costaras	23,200 ordinary shares	15.7500	12.532	November 30, 2004
Nikolaos Costaras	6,800 ordinary shares	15.7803	12.532	November 30, 2004
Dimitris Papagiannopoulos	25,100 ordinary shares	15.7500	12.532	November 30, 2004
Dimitris Papagiannopoulos	7,400 ordinary shares	15.7803	12.532	November 30, 2004

Item 7. Major Shareholders and Related Party Transactions

Control of Registrant

The following table sets forth, as at May 31, 2005, the total number of securities held by the owners of more than 5.0% of our voting securities:

	Identity of		Percent
Title of Class	Person or Group	Amount Owned(1)	of Class
Ordinary Shares	TIM International N.V.	67,831,121	80.87%
Ordinary Shares(2)	TCS Capital Management, LLC	4,415,091	5.26%

(1)	Including 1,062,351 ADRs and DDRs, each representing one ordinary share

(2)	The information is as per the form 13F filed on March 31, 2005.

On August 2, 2002, TIM International N.V. acquired the 17.45% stake of Verizon in TIM Hellas, becoming our sole majority shareholder.

TIM International N.V. has the same voting rights as our other shareholders.

On April 4, 2005, it was announced that our majority shareholder, TIM International N.V. had executed a conditional acquisition agreement for the sale of its 80.87% equity stake in us to an acquisition company owned by private equity funds advised by Apax Partners and Texas Pacific Group for a price of €1.1 billion (approximately $1.5 billion) or approximately €16.43 per share. The closing of the transaction is subject to a number of conditions and is expected to occur by July 2005. The buyer has stated in its press release announcing the transaction that it intends, following completion of the acquisition, to acquire our remaining shares at the same price of approximately €16.43 per share. The transaction will be completed through a cash-out merger under Greek law or, if permission cannot be obtained, through a merger by absorption. Such merger is not a condition to the closing of the acquisition. The cash-out merger, if approved, is expected to be completed by November 2005. If the cash-out merger cannot be completed and the merger needs to be done by absorption, such transaction is not expected to be completed before June 2006. See “Item 4. Information on the Company—Majority Shareholder’s Sale of its Interest in the Company”.

Related Party Transactions

TIM Italia (including its affiliates) provides substantial technical and other expertise to us, including the secondment of employees to fill key management roles. In particular, TIM Italia provides substantial assistance to us in the areas of technical planning and training, marketing, product development and assistance in purchasing and personnel matters.

We had an assistance agreement with TIM which generally provided that TIM would make available to us certain technology, technical plans, know-how and general assistance in exchange for a management fee. This assistance agreement expired on December 31, 2004.

Our second assistance agreement with NYNEX Network Systems International Subsidiary Company legally ceased to exist on August 2, 2002 as a result of TIM International N.V. becoming our sole majority shareholder. For further information on our current and previous assistance agreements, see Note 9 to our financial statements

In connection with the sale of Telecom Italia’s controlling interest in us, TIM Italia is expected to enter into certain services agreements covering matters relating to our business and operations, including certain roaming arrangements and value added services, handset procurement, our membership in the FreeMove Alliance, the pre-paid software license currently in existence between TIM Italia and us, and a brand licensing agreement governing the TIM trademark and the “TIM Hellas” corporate name. Other changes to our relationship with the Telecom Italia Group that will be implemented as of the closing include the payment in full or our being released from certain of our accounts payable owing to the Telecom Italia Group, the termination of certain transactions we currently have with the Telecom Italia Group, the transfer to Telecom Italia of all of our intellectual property related to any trademark which includes the word “STET” or “TELESTET” and the absence of coverage under certain group insurance policies held by the Telecom Italia Group.

We have also received financing and guarantees of external financing from Telecom Italia or its affiliates, as described above under “Item 3. Key Information—Risk Factors” and in Note 9 to the Financial Statements. Following completion of the sale of Telecom Italia’s controlling interest in us, certain of our outstanding indebtedness, including our financing with or guaranteed by Telecom Italia or its affiliates, will be repaid in full and certain guarantees of our indebtedness will be irrevocably and unconditionally released. See “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources”.

Item 8. Financial Information

See “Item 18. Financial Statements”.

Significant Changes

Except as noted in Note 20 to the financial statements, there have not been any significant changes since December 31, 2004, the date of our most recent annual financial statements, except the approval of a final dividend for the year ended December 31, 2004 of €8,387,672, or €0.10 per share, by the Annual General Meeting of our shareholders, held on March 24, 2005.

Legal Proceedings

We are party to various legal actions, most of which are legal and administrative proceedings arising in the ordinary course of business. The majority of legal actions in which we are involved have been brought by private persons or local municipalities seeking to have individual antennas removed. See “Risk Factors—Risks related to our industry—We have not obtained all of the required permits and authorizations for the construction of the majority of our antenna sites, and could be fined or subjected to legal action seeking to have our antennas removed.” Other than as described below, we believe that if any or all of these legal proceedings or investigations are determined against us, they will not have a material adverse effect on our financial position or results of operations. We note, however, that the outcome of legal proceedings is often extremely difficult to predict with certainty, and we offer no assurances in this regard. Under Greek law, the amount of damages claimed may accrue interest, which is generally calculated from the date that the claim was filed to the date of payment in accordance with application regulations.

Delan Cellular Services S.A.

We are involved in a dispute with Delan Cellular Services S.A. (“Delan”) relating to a September 1996 agreement between us and Delan pursuant to which Delan agreed to develop and market pre-paid telecommunications services using our network. We terminated the agreement in January 1997 because of Delan’s failure to adequately develop a platform for the pre-paid product in accordance with the contractual timetable. We subsequently developed the product, and Delan filed a claim against us in a Greek arbitration tribunal in February 1998 seeking damages of €343 thousand for breach of contract and approximately €79.5 million in lost profits plus accrued interest. Although the arbitration proceeding concluded in March 2001, the arbitration panel president was unable to reach a decision and as a result, he submitted his resignation in December 2003. A new chairman of the arbitration panel was appointed to the matter in January 2005, at which time Delan also submitted additional evidence. New hearings on this matter were held in April 2005 and we expect it could take up to a year before a final decision is reached.

Lantec Communications S.A.

Lantec Communications S.A. (“Lantec”), one of our former master dealers, filed suit against us in March 2002 claiming damages of approximately €52.7 million in lost profits plus accrued interest relating to our termination of our exclusive agreement with Lantec due to their failure to meet the targets of our commercial policy as stipulated in our agreement, as well as for breach of contract. The claim was dismissed by the Multimember First Instance Court of Athens following a hearing in March 2004 and we were awarded €1.1 million for legal fees. Lantec appealed this ruling but no hearing date for the appeal has been set.

Vasilias Communications S.A.

In March 2001, Vasilias Communications S.A. (“Vasilias”), one of our master dealers, filed suit against us claiming damages of over €9.2 million plus accrued interest for breach of contract. Following Vasilias’ bankruptcy, we filed a counterclaim totaling €1.8 million for damages plus accrued interest resulting from Vasilias’ closure of its stores after receiving financial support from us. A decision from the Athens Court of First Instance ruled in favor of Vasilias and awarded Vasilias €1.0 million in damages for lost profits plus accrued interest. This decision was appealed by both parties.

Subsequently, the Court of Appeals issued a ruling in September 2004 and awarded Vasilias €1.1 million in damages for lost profits plus accrued interest and €50,000 for legal expenses. We expect to file a petition for the amendment of this ruling before the Supreme Court in the near future and we expect Vasilias to file a petition as well.

Vasilias has recently filed a second claim against us in February 2005 related to claims of a similar nature as described above but for the period following the filing of the first claim from the first quarter of 2001 through to the end of 2001. In this claim, they are seeking damages of approximately €1.7 million for lost profits plus accrued interest. A hearing on this matter has been scheduled for October 2006.

Mobitel S.A.

In December 1996 and July 1997, Mobitel S.A. (“Mobitel”), one of our former distributors, and its parent, Interamerican Group, submitted requests for arbitration to the International Court of Arbitration of the International Chamber of Commerce seeking damages totaling approximately €145.5 million based on our termination of the distribution agreement between us and Mobitel. We subsequently filed counterclaims against Mobitel totaling €22.7 million and U.S.$866.6 million. In an interim decision in November 2003, we were awarded €1.5 million and certain of Mobitel’s claims were dismissed. A final decision was rendered in August 2004 awarding Mobitel €30.8 million in damages and accrued interest. We made a partial payment of €10 million in November 2004 and paid the remaining amount of €20.8 million in December 2004.

Dividend Policy

Under Greek law, we are not permitted to distribute dividends if our net equity, as reflected in our statutory accounts is, or after such distribution will be, less than the aggregate of our share capital and undistributable reserves. Furthermore, Greek corporate law requires companies to declare each year from profits, dividends of at least 35% of after-tax profit, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, we can waive such dividend with the unanimous consent of our shareholders. We paid dividends for our fiscal years 2001, 2002, 2003 and 2004, and expect to continue to pay dividends in the future to the extent we are legally allowed and subject to our financial condition, the funding needs of our investment program, our increased leverage and other relevant factors.

As of December 31, 2001, 2002, 2003 and 2004 we had, in our statutory accounts which are prepared in accordance with Greek GAAP, profit available for distribution in the amounts of €12,.5 million €59.0 million, €129.6 million and €191.9 million respectively.

On June 10, 2002, we paid dividends of €7.5 million, or €0.09 per share, for our fiscal year 2001; on May 30, 2003 we paid dividends of €8.3 million, or €0.10 per share, for our fiscal year 2002; on May 28, 2004 we paid dividends of €8.3 million, or €0.10 per share, for our fiscal year 2003 and on May 23, 2005 we paid dividends of €8.4 million, or €0.10 per share, for our fiscal year 2004.

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

	NASDAQ		Euronext Amsterdam N.V.
	High	Low	High	Low
	(in dollars)		(in euros(1)
ANNUAL HIGHS AND LOWS
2000	37.188	9.750	38.50	10.50
2001	12.625	3.620	12.00	4.50
2002	7.500	4.250	9.00	4.75
2003	13.450	6.560	10.15	5.26
2004	24.260	12.979	15.88	8.76

QUARTERLY HIGHS AND LOWS 2002
First quarter	7.100	5.300	8.10	7.20
Second quarter	6.970	4.250	8.00	4.75
Third quarter	6.350	4.410	9.00	8.79
Fourth quarter	7.500	4.550	9.00	9.00

2003
First quarter	8.350	6.560	9.00	9.00
Second quarter	10.450	7.800	9.00	5.26
Third quarter	11.630	9.200	7.00	7.00
Fourth quarter	13.450	10.550	10.15	7.00

2004
First quarter	21.650	12.979	13.01	10.15
Second quarter	24.260	14.140	15.88	15.88
Third quarter	17.250	14.490	15.88	12.00
Fourth quarter	18.950	14.940	15.00	8.76

2005
First quarter	22.150	17.300	17.200	12.000

MONTHLY HIGHS AND LOWS 2004
October 2004	17.250	15.800	15.00	15.00
November 2004	17.010	14.940	15.00	8.76
December 2004	18.950	15.900	12.00	12.00

2005
January 2005	19.000	17.480	12.00	12.00
February 2005	21.650	17.300	17.20	14.00
March 2005	22.150	19.950	17.20	17.20
April 2005	21.150	20.020	17.20	17.20
May 2005	20.650	19.520	17.20	15.20

(1)	Our DDRs listed on Euronext Amsterdam were not traded from July 19, 2002 to May 1, 2003, from July 31, 2003 to November 11, 2003, from November 24, 2003 to January 21, 2004, from February 26, 2004 to April 5, 2004, from April 8, 2004 to July 14, 2004, from September 23, 2004 to November 11, 2004, from December 13, 2004 to February 1, 2005, and from February 19, 2005 to May 24, 2005.

The Bank of New York, 101 Barclay Street, 22nd Floor, New York, NY 10286, U.S., is the depositary in respect of the ADRs. At April 30, 2005, there were 17,092,904 ADSs outstanding, held by twenty-three holders of record (including the Depositary Trust Company). Since certain of such ADSs are held by nominees, the number of holders of record may not be representative of the number of beneficial holders of ADRs in the United States.

N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, The Netherlands, is the depositary bank in respect of the DDRs. At April 30, 2005, there were 15,046 DDRs outstanding.

Item 10. Additional Information

Corporate Governance

Differences in our corporate governance and NASDAQ corporate governance practices

In February 2005, the SEC approved NASDAQ’s new corporate governance rules for listed companies. Under these new rules, as a NASDAQ-listed foreign private issuer, we must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under NASDAQ listing standards. We believe the following to be the significant differences between our corporate governance practices and NASDAQ corporate governance rules applicable to US companies.

Distribution of Annual and Interim Reports. Under NASDAQ listing rules, each listed issuer subject to SEC Rule 13a-13 is required to make available copies of quarterly reports to shareholders either prior to or as soon as practicable following the company’s filing of its Form 10-Q with the SEC. As a foreign private issuer, we are not required to file quarterly reports on Form 10-Q.

Independent Directors. We are a “controlled company” as defined in NASDAQ listing rules because more than 50% of our voting power is controlled by another legal entity, our majority shareholder TIM International N.V. As a controlled company, we are exempt from the requirements of Rule 4350(c), except for subsection (c)(2) pertaining to regularly scheduled meetings of independent directors (“executive sessions”). In accordance with Greek law, we currently do not hold executive sessions.

Audit Committee. We currently do not have an audit committee. It is our intention to establish an audit committee in compliance with the requirements of Exchange Act Rule 10A-3 by July 31, 2005.

Quorum. NASDAQ listing standards require each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 % of the outstanding shares of a company’s common voting stock. In accordance with Greek law, our articles of association provide that a quorum exists with the exception of certain supermajority issues, whenever the number of shareholders present in person or by proxy is at least 20% of our paid-up share capital. If such quorum is not met, a repeat meeting, with no required quorum is then held.

Conflicts of Interest. NASDAQ listing rules require listed issuers to review related party transactions (as defined in Form 20-F) for potential conflict of interest situations on an ongoing basis and to and obtain pre-approval of all such transactions by the audit committee. As permitted under Greek law, we currently have procedures in place regarding the identification of related party transactions, according to which we report to TIM’s Corporate and Legal Affairs department on a quarterly basis whether, directly or an indirectly, any transaction with a related party has taken place.

Code of conduct. NASDAQ listing standards require listed companies to adopt a code of conduct (as defined in the Sarbanes-Oxley Act of 2002) applicable to all directors, officers and employees, which provides for an enforcement mechanism. Our Code of Ethics, which was amended by our Board of Directors on May 4, 2005 and applies to our directors, executives and all company employees, does not provide for an enforcement mechanism, as this is not required under Greek law.

Peer Review. NASDAQ listing standards require listed companies to be audited by an independent public accountant that either: (a) has received an external quality control review by a different independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (b) is enrolled in a peer review program and within 18 months received a peer review that meets acceptable guidelines. The peer review should be comparable to American Institute of Certified Public Accountants (AICPA) standards and the peer review program should be subject to oversight by an independent body comparable to the Public Company Accounting Oversight Board (PCAOB). TIM Hellas’s independent accountants, Ernst & Young Hellas, are registered with the PCAOB and are subject to their oversight. However, Ernst & Young Hellas has not received a peer review under AICPA standards and is not currently enrolled in a peer review program.

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

Our articles contain (amongst others) provisions to the following effect:

Share Capital

As of April 30, 2005 and by virtue of a resolution of the Board of Directors dated December 6, 2004, our share capital was increased to €128,331,381.60, divided into 83,876,720 registered shares with a par value of €1.53 each. This latest increase did not necessitate an amendment to the corresponding article five of our Articles of Association and as such is not incorporated in this article, in accordance with article 13 paragraph 9 of Greek Codified Law 2190/1920 for Sociétés Anonymes.

The Board of Directors, by virtue of a relevant resolution required to be taken with a majority of at least two-thirds of its members, has the right to increase the share capital by issuing new shares, up to the amount of the initially paid up share capital. The Board has this power for the first five years of our incorporation, which may be extended by the General Assembly for a period that can not exceed five years per extension. In case of such extension, the increase of the share capital may not exceed the amount of the share capital at the time of the grant of this power by the General Assembly. The General Assembly has the right, by majority-adopted resolution, to increase the share capital up to quadruple the initial paid-up share capital.

Rights of Shareholders

Each share gives the shareholder the right of one vote at the General Assembly. In the case of an increase of share capital that is not carried out through a contribution in right of conversion into shares, a right of preferential subscription to the entire new capital according to the proportion of their participation to the existing share capital is granted. However, by resolution of the General Assembly, this preferential right can be restricted or abolished. In order to pass such a resolution, the Board of Directors must submit to the General Assembly a written report stating the reasons for the restriction or abolition of the preferential right and justifying the price proposed for the new issue of shares.

Minority Rights

Upon request by shareholders representing 1/20th of the paid-up share capital, the Board of Directors is obliged to:

•	Convene an extraordinary General Assembly of Shareholders;

•	Adjourn once the decisions of the General Assembly have been adopted;

•	Disclose to the General Assembly the amounts within the last two years that were paid by us to members of the Board or to Directors or other employees;

•	With certain exceptions, provide specific information requested from it concerning our affairs, to the extent that they are useful for the real estimation of the items on the agenda; and

•	Adopt a decision on any item on the agenda of the General Assembly made by a roll-call vote.

Furthermore, shareholders representing 1/20th of the paid up share capital have the right to request an audit of the company.

Board of Directors

The members of the Board of Directors are elected by the General Assembly of Shareholders for a term of three years which is extended automatically until the first ordinary General Assembly following the expiration of their term, up to a period of four years. Our current Board was elected by resolution dated October 12, 2004 for a term ending July 30, 2005. The resolutions of the Board of Directors are taken by a majority of half plus one of the number of members who are present or represented at any meeting, except for the cases where a qualified majority is required.

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

General Assembly of Shareholders

The General Assembly of Shareholders is our highest authority and is entitled to make decisions regarding any of our affairs. Its resolutions are binding on all shareholders, including those absent or dissenting. It is the only competent body to decide on the following:

•	The extension of the term, or merger or dissolution of the company;

•	Any amendment of the articles of association;

•	The increase or decrease of the share capital, except as described above in “Share Capital”;

•	The issue of a bond loan, which grants a right of participation in profits, and of bonds convertible into shares, in the latter case, with the exception of instances where the board can do so;

•	The election of the members of the Board of Directors with the exception of certain instances where the board may substitute resigned or deposed directors;

•	The appointment of auditors;

•	The appointment of liquidators;

•	The distribution of the net annual profits;

•	The approval of the annual financial statements; and

•	Release of the Board of Directors and auditors from any responsibility for compensation.

The General Assembly is held regularly at least once a year, within the first six months of the end of each financial year. The Board of Directors can also convene the General Assembly in an extraordinary session whenever it deems necessary.

Distribution of Profits

In the distribution of profits, a percentage of at least 1/20th of net profits for the formation of an ordinary reserve is withheld first. It is followed by the withholding of the amount required for the payment of a first dividend to the shareholders (equal to at least 6.0% of the paid-up share capital or at least 35% of after-tax profit, whichever is higher). The General Assembly disposes freely of the rest.

Dividends

The payment of dividends takes place within two months from the resolution of the General Assembly which approved the annual financial statements. The distribution of interim dividends or percentages is permitted only if at least twenty days before the day of the distribution our statutory accounting statement is published in one of Athens daily newspapers that the Board of Directors deems best suited as well as in the Government Gazette and any such interim dividend cannot exceed half of the net profits shown in the accounting statement.

Material Contracts

Except as set forth in the exhibits hereto, over the last two years, we have not entered into any material contracts outside the ordinary course of our business.

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no exchange controls in place that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares or ADSs outside Greece, and there are currently no restrictions that would affect the right of a non-Greek holder of ordinary shares or ADSs to dispose of those ordinary shares or ADSs, as the case may be, and receive the proceeds of such disposal outside Greece.

There are also no limitations in place on the import or export of capital, including the availability of cash and cash equivalents for use by us. However, banks intervening in the transfer of funds in and from Greece may require the provision of certain information to comply with their obligations vis-à-vis the Bank of Greece (i.e. the central bank of the Hellenic Republic).

Taxation

The following are general discussions of material tax considerations that may be relevant to holders of ordinary shares or ADSs of the acquisition, ownership and disposition of the ordinary shares or ADSs under the laws of Greece and the United States. These discussions are for the holders’ information only and do not constitute tax advice to any holder regarding the acquisition, ownership and disposition of the ordinary shares or ADSs. In addition, these discussions are not a complete analysis or listing of all of the possible tax consequences to the holders of the acquisition, ownership and disposition of the ordinary shares or ADSs under the laws of Greece and the United States, and do not address all possible tax considerations that may be relevant to holders of the ordinary shares or ADSs in light of their particular circumstances. Holders of ordinary shares or ADSs should consult their own tax advisers regarding the tax consequences to them of the acquisition, ownership and disposition of the ordinary shares or ADSs.

Greek Taxation

Introduction

The following discussion of Greek tax considerations is based on tax laws and regulations in effect in Greece on the date hereof which are subject to change without notice. Holders of ADSs or ordinary shares should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership or disposition of ADSs or ordinary shares as it may relate to their particular circumstances.

Taxation of Dividends

We are not required to deduct withholding taxes on the payment of dividends on the ordinary shares or ADSs.

Taxation of Capital Gains — Ordinary Shares

Gains resulting from the sale, exchange or other disposition of ordinary shares issued by Greek companies listed on the Athens Stock Exchange or any internationally recognized stock exchange (the “Listed Shares” and the “Stock Exchange”, respectively) are not subject to Greek tax when disposed of by:

•	Certain small enterprises, such as general or limited partnerships, law societies conducting a business or profession, civil law companies or special joint ventures, that are Greek tax residents and maintain double entry accounting records, provided that such gains are maintained in a special tax-deferral reserve account in the accounting records of these enterprises only for the purpose of off-setting existing or ensuing losses incurred by them from the sale of shares, regardless of whether the shares are listed on the Athens Stock Exchange. In the case of a distribution of the reserve or dissolution of the enterprise, these gains are taxed accordingly;

•	Corporations (sociétés anonymes) or limited liability companies (EPE) that are Greek tax residents and maintain double entry accounting records;

•	Individuals or enterprises that are Greek tax residents and are not obliged to maintain double entry accounting records; or

•	Individuals or enterprises that are not Greek tax residents.

The ordinary shares are not currently listed on the Athens Stock Exchange. A portion of the ordinary shares are traded on NASDAQ in the form of ADSs and on Euronext Amsterdam in the form of DDRs. Consequently, it is uncertain whether all ordinary shares or only those ordinary shares which are traded on these markets may be classified as “Listed Shares” and, therefore, the exemption from capital gains applicable to certain holders described above may not apply. If ordinary shares become listed on the Athens Stock Exchange, those ordinary shares will be Listed Shares.

Transfer Taxes — Ordinary Shares

A transfer tax at a rate of:

•	0.15% is imposed on transfers of Listed Shares. If such Listed Shares are traded on the Athens Stock Exchange, the transfer tax is levied on the seller (individual or enterprise) irrespective of its nationality or place of residence. Where the Listed Shares are traded on any other Stock Exchange, such transfer tax is levied only on individuals or enterprises that are Greek tax residents; and

•	5.0% is imposed on a “real sale price” (which is the higher of (1) the contractual price and (2) the price resulting from the application of a formula determined pursuant to a Ministerial Decision issued by the Greek Ministry of Economy and Finance) on transfers of ordinary shares other than Listed Shares (“non-Listed Shares”). Where non-Listed Shares are issued by a Greek société anonyme, this transfer tax is levied on and payable by the seller (individual or enterprise) irrespective of its nationality or place of residence, failing which the purchaser will be liable for its payment.

Where the 5.0% transfer tax is imposed in accordance with the above paragraph, if the seller (individual or enterprise) of such shares is a tax resident of a jurisdiction with which Greece has concluded a tax treaty for the avoidance of double taxation (such as the Greek-U.S. tax treaty of 1953), it will be exempt from the payment of the 5.0% transfer tax on the condition that the seller submits to the competent Greek tax authority a claim for the application of the relevant tax treaty certified by the competent tax authority of its home jurisdiction. U.S. holders selling ordinary shares would have to submit a U.S. Internal Revenue Service Form 6166, which beginning July 5, 2004 required the filing of U.S. Internal Revenue Service Form 8802.

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

In addition, the seller of ordinary shares should obtain a Greek tax registration number, unless a registration number has already been obtained, prior to the transfer of ordinary shares, otherwise such transfer shall not be completed.

The ordinary shares are not currently listed on the Athens Stock Exchange and only a portion thereof is considered as Listed Shares. See the discussion under the heading “Taxation of Capital Gains — Ordinary Shares”. As a result, it is unclear whether the 0.15% or the 5.0% transfer tax and procedures for transfers described above will apply to ordinary shares prior to a listing of those ordinary shares on the Athens Stock Exchange. See below for a discussion of the treatment of ADSs for these purposes.

Until such time as the ordinary shares are listed on the Athens Stock Exchange, transfers of ordinary shares not effected in accordance with the provisions of Greek Law described above will result in the following:

•	the relevant transfers will be null and void;

•	transferees will not be able to exercise their rights as shareholders (i.e., receive dividends or participate in or vote at a General Meeting, either directly or by proxy);

•	resolutions approved by a General Meeting in which the transferees or their proxies participated and voted and the actions authorized pursuant thereto (including, but not limited, to, the approval of the financial statements and the distribution of dividends) may be invalidated;

•	any person who appears and votes at a General Meeting without having the right to do so is subject to criminal sanctions and fines; and

•	the non-filing of a tax declaration (such as the declaration regarding the transfer of ordinary shares) by the person who is obliged to do so, or the filing of such declaration which subsequently is found to be inaccurate, would result in such person being liable for the payment of additional taxes or penalties and, if it were the intent of such person to evade payment of tax, such person may also be subject to other administrative or criminal sanctions.

The consequences set forth in the items above also apply to transfers of ordinary shares not effected in accordance with the provisions of Greek law between persons who are tax residents of a country with which Greece has a tax treaty exempting such persons from the payment of Greek transfer tax.

Finally, pursuant to an express provision of Greek law, the transferee remains jointly and severally liable with the transferor to the tax authorities for the payment of transfer tax in the event the transferor did not file the relevant tax declaration and pay the transfer tax.

All of the foregoing procedures and consequences will become inapplicable at such time as the ordinary shares are listed on the Athens Stock Exchange.

Taxation of Capital Gains and Transfer Taxes — ADSs

Notwithstanding the above, no Greek tax will be levied on gains arising from trades of ADSs on the NASDAQ made by non-Greek tax residents (individuals or enterprises).

The exercise of the right of a holder of ADSs, evidenced by ADRs, to receive ordinary shares underlying such ADSs in accordance with and pursuant to the relevant deposit agreement in order to exercise direct rights as our shareholders, would require their registration in our shareholders’ and shares’ registries. As a consequence of withdrawing ordinary shares from the ADR facility, such ordinary shares will be transferred from the depositary to the holder, and we will either issue new share certificates evidencing the transferred shares in the name of the relevant holder, or endorse the existing share certificates with the name, address and other details of the transferor and transferee. We will also make an entry into our shareholders’ and shares’ registries containing similar information and signed by or on behalf of the transferor and the transferee. Finally, in case the transferred ordinary shares represent more than two percent of our share capital, the Greek Telecommunications and Posts Commission will be notified of the relevant transfer within fifteen days from the date of the relevant transfer.

The withdrawal of ordinary shares from the ADR facility would require the transfer of the ordinary shares from the ADR Depositary to the ADR holder. The deposit of ordinary shares by a holder of ADRs into the ADR facility would require the transfer of the ordinary shares to the ADR Depositary. It is not clear which of the 0.15% or 5.0% transfer tax levied on transfers of Listed and non-Listed Shares would apply to any of the above transfers of ordinary shares. However, U.S. holders may be able to claim an exemption from the 5.0% transfer tax under the Greek-US tax treaty of 1953. See the discussion under the heading “Transfer Taxes—Ordinary Shares”. No Greek capital gains tax would be levied on any of the above transfers of ordinary shares made by the ADR Depositary or a holder of ADRs who is not a Greek tax resident or does not maintain a permanent establishment in Greece. However, such transfers may be subject to the transfer provisions of Greek law with respect to non-Listed Shares.

Stamp Duty

The issuance and transfer of ordinary shares, as well as the payment of dividends thereon, are exempt from stamp duty.

Inheritance or Succession and Donation Taxes

Under Greek law, foreign individuals or legal entities who are neither residents, nor under Greek tax law deemed to be residents, of Greece will be exempted from inheritance, or succession and donation taxes on ADSs evidencing ordinary shares, if the country in which they reside provides equal tax treatment to Greek individuals or legal entities, subject to the provisions of applicable treaties (if any).

U.S. holders of ordinary shares and ADSs evidencing ordinary shares should consult their tax advisers with regard to the applicability of the double inheritance tax avoidance treaty of 1950 entered into between Greece and the United States of America.

Holders should consult their own tax advisers concerning the overall Greek tax (including Greek capital gains, transfer, inheritance or succession and gift tax) consequences of the purchase, ownership and disposition of the ordinary shares and ADSs.

United States Taxation

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares or ADSs to the U.S. holders described herein, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only to U.S. holders that hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding ordinary shares or ADSs that own or are deemed to own 10.0% or more of our voting stock; or

•	persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in your particular circumstances.

As used herein, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. holder of ADSs will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders could be affected by actions taken by parties to whom the ADSs are pre-released.

This discussion assumes that we are not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Distributions

Distributions received by U.S. holders with respect to the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will constitute foreign-source dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. The amount of the dividend a U.S. holder will be required to include in income will equal the U.S. dollar value of the euros, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by the U.S. holder (in the case of ordinary shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. holder realizes gain or loss on a sale or other disposition of euros, it will be U.S. source ordinary income or loss. Corporate U.S. holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15.0%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Sale and Other Disposition of Ordinary Shares or ADSs

A U.S. holder will generally recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of ordinary shares or ADSs, which will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. The amount of gain or loss will be equal to the difference between the U.S. holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition.

Under certain circumstances as described under “Taxation – Greek Taxation,” a U.S. holder may be subject to Greek tax upon the sale or other disposition of ordinary shares or ADSs. U.S. holders should consult their own tax advisers with respect to their ability to credit this Greek tax against their U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our 2004 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25.0% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ordinary share or ADS, certain adverse tax consequences could apply to the U.S. holder.

If we were to be treated as a PFIC for any taxable year, gain recognized by a U.S. holder on a sale or other disposition of an ordinary share or ADS would be allocated ratably over the U.S. holder’s holding period for the ordinary share or ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of ordinary shares or ADSs in excess of 125.0% of the average of the annual distributions on ordinary shares or ADSs received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15.0% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, such holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Documents on display

All the documents referred to in this Form 20-F may be inspected at the Securities and Exchange Commission’s public reference rooms located at 450 Fifth Street, NW, Washington DC 20549 under the filing number O-29726. You can obtain information on the operation of the public reference room and copy charges by calling the Securities and Exchange Commission at + 1-800-SEC-0330 in the United States.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Summarized below are the financial instruments we held as of December 31, 2004 that are sensitive to changes in interest rates. We regularly monitor our exposure to interest rate risk and changes in the yield curve and maintain a diversified profile of fixed and floating rate debt in our loan portfolio. As a matter of policy, we may enter into forward exchange contracts or other derivatives to manage the exposure attributed to foreign exchange rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We may use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. However, since we did not have borrowing denominated in foreign currency as of December 31, 2004, no foreign exchange forward or other derivatives were outstanding during this latest reporting period.

We believe that interest rate and foreign exchange rate risks are and may continue to be material to our business. We do not have any other material market risk exposure.

(a) Interest Rate Risk

62.5% of our long term debt is re-priced over the life of the respective loan agreements and bears interest at floating EURIBOR market interest rates plus a spread. The remaining 37.5% of our long term debt bears interest at fixed rate euro interest rates over the life of the respective borrowing. The table below presents information about our debt obligations, including principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2004.

				Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
			(in thousands of euro, except percentages)
Long-term liabilities at floating interest rate	—	—	100,000	—	—	—	100,000	100,000
Weighted average interest rate	—	—	3.14%	—	—	—	3.14%	3.14%
Long-term liabilities at fixed interest rate	—	60,000	—	—	—	—	60,000	55,398
Weighted average interest rate	—	3.84%	—	—	—	—	3.84%	3.84%
Total long-term liabilities	—	60,000	100,000	—	—	—	160,000	155,398
Weighted average interest rate	—	3.84%	3.14%	—	—	—	3.40%	3.40%

This table does not give effect to the significant debt that will be incurred to finance the Acquisition.

(b) Foreign Exchange Rate Risk

Foreign exchange exposure may arise from our funding operations and, to a lesser extent, capital expenditures for network equipment. As a matter of policy, we may seek to hedge non- euro foreign denominated debt into euro as well as a significant amount of non-euro foreign denominated purchases of network equipment. All such transactions may be undertaken to manage the risk arising form the underlying activities and no speculative trading is undertaken. The off-balance sheet risk in outstanding forward exchange contracts involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. We monitor our positions, credit ratings of counterparties and the level of contracts we enter into with any one party. The counterparties to these contracts are major financial institutions. We have a policy of entering into contracts only with parties that meet stringent qualifications and, given the high level of credit quality of our derivative counterparties, we do not believe it necessary to obtain collateral arrangements.

Our operating revenues, operating expenses and capital expenditures are primarily denominated in euro. Throughout 2004 and more specifically as of December 31, 2004 we had no non-euro foreign currency denominated debt obligations and, as a result, we did not enter into any forward foreign exchange or other foreign exchange derivative hedging transactions during the year. As all our debt was denominated in euro, it was not subject to foreign exchange rate risk.

Our foreign exchange gains (losses), net, and gains (losses) on forward exchange contracts, net, aggregated a loss of €78,140 in 2004 and a gain of €223,000 in 2003, compared to a gain of €604,851 in 2002. The foreign exchange loss in 2004 and the foreign exchange gains in 2003 and in 2002 were mainly due to fluctuations of the dollar and pounds sterling, the foreign currency in which some of our suppliers’ contracts – affecting both our operating and capital expenditures– were principally denominated, against the euro.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

As of December 31, 2004, we, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

We currently do not have an audit committee financial expert serving on our Board of Directors, which performs the function of an audit committee, because there is no such requirement under Greek Law.

Item 16B. Code of Ethics

Our Code of Ethics, which was adopted on April 23, 2003, and amended by a Board of Directors’ decision on May 4, 2005, applies to directors, executives including our CEO and senior financial officers, and company employees. It is our fundamental policy to conduct our business with honesty and integrity and in accordance with the highest legal and ethical standards. Our Code of Ethics also governs our relationship with our shareholders, customers and the communities in which we operate our business, our human resources practice, our environmental practice and confidentiality.

Our Code of Ethics is reviewed regularly to ensure it reflects the highest standards of behavior as well as applicable legal requirements. An enforcement mechanism is not currently in place since it is not required under Greek law.

Our Code of Ethics is posted on our internet website at http://www.tim.com.gr.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young Hellas, and their respective affiliates, which we together refer to as Ernst & Young Entities, have audited our annual financial statements since our 2001 fiscal year. Ernst & Young Hellas acted as our independent auditor for the fiscal years ended December 31, 2004, 2003 and 2002.

The chart below sets forth the total amount billed to us by Ernst & Young Entities for services performed in 2004, 2003 and 2002 and breaks down these amounts by the category of service.

	2002	2003	2004
	€	€	€
Audit Fees	180,778	230,469	278,485
Audit-Related Fees	17,100	14,085	—
Tax Fees	81,093	68,330	—
All Other Fees	160,500	63,009	—
Total Fees	439,471	375,893	278,485

Audit Fees

Audit fees include the aggregate fees billed in each of 2004, 2003 and 2002 for professional services rendered for the audit of our annual financial statements or services that are normally provided by the auditor in connection with the audits, regulatory filings or engagements for those financial years (including comfort letters, consents and other services related to SEC matters).

Audit –Related Fees

No audit-related fees were billed in 2004. Audit-related fees include the aggregate fees billed in each of 2003 and 2002 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit services. For 2003, audit-related fees principally include fees for advice with regard to the IFRS conversion and for the due-diligence related to the Telesoft absorption by us.

Tax Fees

No tax fees were billed in 2004. The tax fees in 2003 mainly relate to services for tax compliance and advice, as well as tax services related to our absorbtion of Telesoft.

All Other Fees

No other fees were billed in 2004. The other fees in 2003 relate to permitted services not included in the above categories.

Pre-approval Policies and Procedures

Upon proposal by the Board of Directors, in the absence of an audit committee, the Annual General Meeting of Shareholders appoints the auditor to audit the Financial Statements of a financial year. The Board of Directors pre-approves all fees relating to audit services, audit-related services, tax services and other services provided by the auditor, in advance of any engagement. The external auditor is present at the meetings when our annual financial statements are discussed. We comply with the auditor independence procedures of the Telecom Italia Group.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither TIM Hellas nor any of its Affiliates made any purchases of TIM Hellas equity securities in 2004.

Part III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

The following financial statements, together with the report thereon of Ernst & Young Hellas, are filed as part of this annual report:

Item 19. Exhibits

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT
1.2	Articles of Association of TIM Hellas Telecommunications S.A., as amended on May 20, 2005
4.1*	Amendment Agreement, dated August 16, 1999, between STET Mobile Holding, N.V. and NYNEX
Network Systems International Subsidiary Company.
4.2**/*	Contract of Commercial Co-operation, dated March 24, 1999, between STET S.A.I.C. and
Germanos Batteries S.A.
4.3***	Amended and Restated Deposit Agreement dated as of December 13, 2001, as further amended and restated effective as of February 8, 2002, among the Registrant, the Bank of New
York as Depositary and Owners and Holders of American Depositary Receipts .
8	Investments in Subsidiary Undertakings
11	Code of Ethics of TIM Hellas Telecommunications S.A.
12.1	Certification of Chief Executive Officer as required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	Certification of Chief Financial Officer as required by Rule 13a-14(a) or Rule 15d-14(a).
13.1	Certification of Chief Executive Officer furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2	Certification of Chief Financial Officer furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to TIM Hellas’s Form 20-Fs filed in prior years.

**	Confidential treatment requested for portions of this exhibit.

***	Incorporated by reference from Post-effective Amendment No. 1, filed on February 1, 2002, to our registration statement on Form F-6 filed December 6, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TIM Hellas Telecommunications S.A.

By:      /s/ SOCRATES KOMINAKIS
          Name: Socrates Kominakis
          Title: Managing Director

Date: June 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of:
TIM HELLAS TELECOMMUNICATIONS S.A.

We have audited the accompanying balance sheets of TIM HELLAS TELECOMMUNICATIONS S.A. (the “Company”) as of December 31, 2004 and 2003, and the related statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM HELLAS TELECOMMUNICATIONS S.A. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 31, 2005

TIM HELLAS TELECOMMUNICATIONS S.A.

BALANCE SHEETS
[In thousands (except share and per share data)]

	December 31,
		2003	2004	2004
	Notes	€	€	U.S.$(1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		66,769	14,084	19,067
Accounts receivable, net of allowance for doubtful accounts of €44,590 and €34,663 as of December 31, 2003 and 2004 respectively	4	132,191	138,698	187,770
Inventories		8,783	8,601	11,644
Deferred income taxes	11	10,396	8,276	11,203
Amounts due from related companies	9	2,570	2,539	3,437
Other current assets	5	8,493	15,258	20,657

Total current assets		229,202	187,456	253,778

OTHER ASSETS
Other		2,597	3,441	4,659

		2,597	3,441	4,659

PROPERTY, PLANT AND EQUIPMENT	6
Cost		1,024,199	1,151,970	1,559,537
Less: Accumulated depreciation		(455,628)	(546,486)	(739,832)

		568,571	605,484	819,705

DISTRIBUTION NETWORK	2
Cost		29,347	29,347	39,730
Less: Accumulated amortization		(14,673)	(17,609)	(23,838)

		14,674	11,738	15,892

LICENSES	2
Cost		267,694	267,694	362,404
Less: Accumulated amortization		(56,410)	(71,463)	(96,747)

		211,284	196,231	265,657

TOTAL ASSETS		1,026,328	1,004,350	1,359,691

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S.$1.3538 to €1.00.

The accompanying notes are an integral part of these financial statements.

TIM HELLAS TELECOMMUNICATIONS S.A.
BALANCE SHEETS
[In thousands (except share and per share data)]

	December 31,
		2003	2004	2004
	Notes	€	€	U.S.$(1)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable		168,215	176,790	239,337
Current maturities of long-term debt	8	74,067	—	—
Amounts due to related companies	9	17,416	13,104	17,740
Short–term debt due to related companies	9	—	20,000	27,076
Taxes other than income		5,452	6,823	9,239
Income taxes payable	11	44,546	20,358	27,562
Deferred revenue	2	22,788	19,244	26,053
Other current liabilities	10	14,303	29,875	40,445
Current portion of capital lease obligations		991	717	970
Current portion of asset retirement obligation		486	566	767

Total current liabilities		348,264	287,477	389,189

LONG-TERM LIABILITIES
Long-term debt, net of current maturities	8	100,000	100,000	135,380
Long- term debt due to related companies	9	60,000	60,000	81,228
Staff retirement indemnities	12	1,688	2,252	3,049
Deferred income taxes	11	21,721	17,526	23,727
Other long-term liabilities	2	38,692	25,954	35,135
Capital lease obligations, less current portion		6,903	6,186	8,375
Long-term portion of asset retirement obligation		9,644	10,763	14,572

		238,648	222,681	301,466

COMMITMENTS AND CONTINGENCIES	15	37,897	14,047	19,017

SHAREHOLDERS’ EQUITY
Common Stock par value €1.53 in 2003 and 2004 (Shares authorized, issued and outstanding 83,193,220 in 2003 and 83,876,720 in 2004)	13	127,287	128,331	173,735
Additional paid-in capital		71,186	78,244	105,927
Retained earnings and statutory reserves		203,046	273,570	370,357

Total shareholders’ equity		401,519	480,145	650,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,026,328	1,004,350	1,359,691

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances; U.S.$1.3538 to €1.00.

The accompanying notes are an integral part of these financial statements.

TIM HELLAS TELECOMMUNICATIONS S.A.

STATEMENTS OF INCOME
[In thousands (except share and per share data)]

		Year ended December 31,
		2002	2003	2004	2004
	Notes	€	€	€	U.S.$ (1)
Operating revenues
Revenues from telecommunication services	16	666,453	761,934	785,545	1,063,470
Sales of handsets and accessories		23,878	46,606	43,604	59,031

Total operating revenues		690,331	808,540	829,149	1,122,501

Cost of sales and services provided
Cost of services provided	17	(199,577)	(254,570)	(313,173)	(423,975)
Cost of sales of handsets and accessories		(53,175)	(76,850)	(72,408)	(98,026)

Total cost of sales and services provided		(252,752)	(331,420)	(385,581)	(522,001)

Gross profit		437,579	477,120	443,568	600,500
Provision for doubtful accounts	4	(5,081)	(7,100)	(5,290)	(7,162)
Selling, general and administrative expenses	18	(298,240)	(303,137)	(317,212)	(429,442)

Operating income		134,258	166,883	121,066	163,896

Interest and other financial expense, net
Interest expense		(15,311)	(12,234)	(9,403)	(12,729)
Interest income		235	1,193	918	1,243
Other financial income (expense), net		605	223	(1,443)	(1,954)

		(14,471)	(10,818)	(9,928)	(13,440)

Income before taxes		119,787	156,065	111,138	150,456

Provision for income taxes	11	(43,349)	(63,446)	(32,295)	(43,721)

Net income before cumulative effect of change in accounting principle, net of tax		76,438	92,619	78,843	106,735

Cumulative effect of change in accounting principle, net of tax of €588		—	(1,000)	—	—

Net income		76,438	91,619	78,843	106,735

Amounts per common share

Income before cumulative effect of change in accounting principle		0.92	1.11	0.95	1.28

Cumulative effect of change in accounting principle, net of tax		—	(0.01)	—	—

Net income per share-basic and diluted		0.92	1.10	0.95	1.28

Weighted average shares outstanding-basic and diluted		83,193,220	83,193,220	83,239,907	83,239,907

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S.$1.3538 to €1.00.

The accompanying notes are an integral part of these financial statements.

TIM HELLAS TELECOMMUNICATIONS S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
[In thousands (except share and per share data)]

				Retained
			Additional	earnings and
	Share of common	Common	paid-in	statutory
	stock	stock	capital	reserves	Total
		€	€	€	€
Balance at December 31, 2001	83,193,220	122,074	71,406	55,788	249,268
Net income	—	—	—	76,438	76,438
Capital increase from paid-in capital and retained earnings	—	4,380	(220)	(4,160)	—
Payment of dividends	—	—	—	(7,487)	(7,487)

Balance at December 31, 2002	83,193,220	126,454	71,186	120,579	318,219
Net income	—	—	—	91,619	91,619
Capital increase from retained earnings	—	833	—	(833)	—
Payment of dividends	—	—	—	(8,319)	(8,319)

Balance at December 31, 2003	83,193,220	127,287	71,186	203,046	401,519
Net income	—	—	—	78,843	78,843
Proceeds from issuance of shares	683,500	1,044	5,333	—	6,377
Issue of stock for employees stock option plan	—	—	1,725	—	1,725
Payment of dividends	—	—	—	(8,319)	(8,319)

Balance at December 31, 2004	83,876,720	128,331	78,244	273,570	480,145

The accompanying notes are an integral part of these financial statements.

TIM HELLAS TELECOMMUNICATIONS S.A.

STATEMENTS OF CASH FLOWS
[In thousands (except share and per share data)]

	Year ended December 31,
	2002	2003	2004	2004
	€	€	€	U.S.$ (1)
Cash Flows from Operating Activities:
Net income	76,438	91,619	78,843	106,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,529	108,781	122,576	165,944
Deferred income taxes	(894)	7,626	(2,075)	(2,808)
Provision for staff retirement indemnities	283	471	605	819
Provision for commitments and contingencies	17,642	2,500	6,585	8,915
Provision for doubtful accounts	5,081	7,100	5,290	7,162
Losses on disposals of assets	—	—	548	742
Provision for asset retirement obligation	—	312	540	731
Cumulative effect of change in accounting principle for SFAS 143, net of tax	—	1,000	—	—
Compensation Expenses for Stock Option Plan	—	—	1,725	2,335

Changes in operating assets and liabilities:
Accounts receivable	(53,222)	(11,308)	(11,797)	(15,971)
Inventories	(2,787)	(1,068)	182	247
Other assets	(815)	(2,858)	(7,578)	(10,259)
Accounts payable	43,474	12,825	8,575	11,609
Income taxes payable	13,775	4,038	(24,188)	(32,745)
Commitments and contingencies	—	—	(30,435)	(41,203)
Deferred revenue and other liabilities	(2,134)	8,878	(3,762)	(5,093)

Net Cash provided by Operating Activities	193,370	229,916	145,634	197,160

Cash Flows from Investing Activities:
Capital expenditures	(105,302)	(137,579)	(141,329)	(191,332)

Net Cash used in Investing Activities	(105,302)	(137,579)	(141,329)	(191,332)

Cash Flows from Financing Activities:
Proceeds from issuing stock	—	—	6,377	8,634
Proceeds from short-term borrowings from related companies	—	—	20,000	27,076
Proceeds from short-term borrowings, net of repayments	(62,550)	—	—	—
Proceeds from long-term debt	100,000	—	—	—
Repayment of long-term debt	(109,115)	(48,000)	(74,067)	(100,272)
Net movement in capital lease obligations	(2,949)	(4,830)	(981)	(1,329)
Payment of dividends	(7,487)	(8,319)	(8,319)	(11,262)

Net Cash used in Financing Activities	(82,101)	(61,149)	(56,990)	(77,153)

Net increase (decrease) in cash and cash equivalents	5,967	31,188	(52,685)	(71,325)
Cash and cash equivalents at beginning of year	29,614	35,581	66,769	90,392

Cash and cash equivalents at end of year	35,581	66,769	14,084	19,067

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
- Interest, net of amounts capitalized	13,006	10,917	6,876	9,309
- Income taxes	20,509	47,035	58,456	79,138

	33,515	57,952	65,332	88,447

(1)	Exchange rate used for the convenience translation of the December 31, 2004 balances: U.S.$1.3538 to €1.00.

The accompanying notes are an integral part of these financial statements.

TIM HELLAS TELECOMMUNICATIONS S.A.

NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

1. COMPANY’S FORMATION AND OPERATIONS:

TIM HELLAS TELECOMMUNICATIONS S.A. (hereinafter referred to as “TIM Hellas” or the “Company”) was incorporated on July 28, 1992, as a société anonyme, named then as STET HELLAS TELECOMMUNICATIONS S.A., in order to provide mobile telecommunications services in the Hellenic Republic (“Greece” or the “State”), in accordance with the provisions of Law 2075/92, subsequently replaced by Law 2246/94 (the “Telecommunications Law”). Since June 3, 1998, TIM Hellas’ shares have been quoted on the NASDAQ National Market and are listed on the Official Market of the AEX Effectenbeurs N.V. (the “Amsterdam Stock Exchange”). TIM International N.V. is the Company’s principal shareholder. Since November 1st 2004, the Company’s name has changed to TIM Hellas Telecommunications S.A.

Following a competitive tender, TIM Hellas entered into a Concession Agreement, dated September 14, 1992 (the “1st Concession Agreement”), with the State and, on September 30, 1992, was granted a twenty-year license (the “License”) to operate a GSM network in Greece for a concession fee of €91.7 million. The License authorizes TIM Hellas to establish and operate a mobile telecommunications network according to the GSM standard, including the authority to lease excess capacity on the microwave facilities used to connect switches within the GSM network on a dedicated basis to third parties.

Furthermore, subject to applicable European Union (“EU”) requirements, the License to operate a GSM network in Greece would be exclusive to TIM Hellas (named STET Hellas then) and Panafon S.A. for a period of eight years from its effective date. However, pursuant to a license granted to the Hellenic Telecommunications Organization S.A. (“OTE”) in 1995, OTE is entitled to develop mobile telecommunications services using DCS 1800 technology. In 1997, OTE transferred its rights to provide such services to its 70% owned subsidiary, COSMOTE Mobile Telecommunications S.A. (“Cosmote”).

Following a competitive tender, TIM Hellas entered into a concession agreement, dated August 6, 2001 (the “2nd Concession Agreement”) with the State and on the same date, was granted a fifteen-year license (the “DCS 1800 license”) to operate a DCS network in Greece for a concession fee of €26.4 million, as well as a twenty-year license (the “UMTS license”) to operate a UMTS network in Greece for a concession fee of €146.7 million.

These licenses authorize TIM Hellas to establish and operate a mobile telecommunications network in the DCS 1800 MHz band, as well as, in the special range of 2 x 10 MHz + 5 MHz. UMTS is a high-speed standard for “third generation” mobile telecommunications that allows TIM Hellas to provide an extensive range of new services, including mobile multimedia, video telephony and high-speed Internet access.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES:

•	Basis of Financial Statements: The Company maintains its accounts under Greek tax and corporate regulations and has made adjustments to these records to present the accompanying financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

•	Other Comprehensive Income: Other comprehensive income refers to changes in net assets from transactions and other events, and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders’ equity and excluded from net income. The Company does not have any components of comprehensive income other than net income for any of the years presented.

•	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

•	Foreign Currency Transactions: For the years presented the Company’s functional currency and reporting currency was the Euro. Transactions involving other currencies are converted into Euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of income.

Net foreign exchange gains (losses) related to currency re-measurements of €605, €223 and (€78) for 2002, 2003 and 2004 respectively, are included in the accompanying statements of income.

•	Forward Exchange Contracts: Periodically the Company enters into forward exchange contracts to hedge the exposure of foreign exchange fluctuations associated with its normal business transactions. During the year 2004, the Company had no outstanding forward exchange contracts. Forward exchange contracts are marked to market, with any resulting gains or losses being reflected in the accompanying statements of income.

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

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

•	Cash and Cash Equivalents: The Company considers time deposits and certificates of deposits with original maturity of three months or less to be cash equivalents.

•	Inventories: Inventories, comprising of SIM cards, pre-paid airtime cards, handsets and related accessories are stated at the lower of cost or market. During 2004, the Company changed its method of accounting for its inventories from the first-in, first-out (FIFO) method to the moving average cost method.The effect of this change was €91 decrease to net income.

•	Accounts Receivable, Concentration of Credit Risk and Allowance for Doubtful Accounts: Accounts receivable are carried at their net realizable value. Due to the large volume and diversity of the Company’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited. The allowance for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

•	Property, Plant and Equipment: Property, plant and equipment in the accompanying balance sheets are stated at cost including interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are charged to expenses as incurred. While replacements and improvements, including leasehold improvements, are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of income.

•	Depreciation: Depreciation is computed based on the straight-line method at rates equivalent to average estimated economic useful lives. The rates used are as follows:

Annual rates
Buildings	3%-5%
Telecommunications systems, equipment and sites	5%-15%
Transportation equipment	25%
Furniture and equipment	20%
Software	25%

Leasehold improvements are amortized over the term of the lease.

•	Distribution Network: On March 24, 1999, the Company finalized a formal agreement with Germanos Batteries S.A. (“Germanos”), a Greek retail telecommunications and electronics dealer.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The total acquisition cost to the Company for the right to use Germanos’ distribution network amounted to €29.3 million, which has been classified as an asset in the accompanying balance sheets and is amortized over its average estimated useful life of ten (10) years. The estimated amortization expense for each of the four succeeding fiscal years is approximately €2.9 million per year.

•	Licenses: The License for the GSM 900 network, which was granted to the Company for a concession fee of €91.7 million, is being amortized over the term of the License of twenty (20) years. The DCS 1800 License, which was granted to the Company for a concession fee of €26.4 million, is being amortized over the term of the License of fifteen (15) years.

The UMTS License, which was granted to the Company for a concession fee of €146.7 million, is recorded in the Company’s financial statements as follows:

•	€102.7 million that represents the amount that was paid within 2001 and represents the 1st part of the concession fee of the license.

•	€34.5 million that represents the present value of the future installments of €44 million. This amount is recorded in other long-term liabilities.

•	€4.2 million that represents the interest expense of the period from the acquisition of the license and up to December 31, 2003, which was capitalized. This amount is recorded in other long-term liabilities.

The UMTS license started to be amortized this year as the Company entered into commercial UMTS operations during 2004. The license will be amortized over the remaining license term of seventeen (17) years.

The Company entered into an agreement to lease a Fixed Wire Access (FWA) license in the 25 GHz frequency band. This lease is accounted for as a capital lease and is amortized over the term of the lease of thirteen (13) years. The present value of the minimum lease payments at the beginning of the lease term amounted to €8.2 million.

The estimated amortization expense for the licenses for each of the five succeeding fiscal years is approximately €15.1 million per year.

•	Goodwill and Other Intangible Assets: Effective January 1, 2002 the Company adopted Statements of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”. The goodwill and indefinite-lived intangible assets impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is performed if there is a potential impairment, compares the carrying amount of the reporting unit’s goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

•	Impairment or Disposal of Long-Lived Assets: Long-lived assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which the Company adopted effective January 1, 2002. Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in business or technology indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds it fair value.

•	Reserve for Staff Retirement Indemnities: As more fully discussed in Note 12, the reserve for staff retirement indemnities is provided for in accordance with SFAS No. 87 (disclosed in accordance with the requirements of SFAS No. 132R) and is based on an independent actuarial study.

•	Income Taxes: Deferred income taxes provide for the tax effects of temporary differences between financial reporting and tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

•	Advertising Costs: Advertising costs are expensed as incurred. The Company incurred €13,024, €17,155 and €31,811 in advertising costs during 2002, 2003 and 2004, respectively. The significant increase of the cost during 2004 is related to the rebranding of the Company from TELESTET to TIM.

•	Recognition of Revenues: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through the Company’s retail outlets), while revenues from the sale of pre-paid airtime cards and the pre-paid airtime, net of discounts allowed, included in the Company’s pre-paid GSM service packages are recognized based on usage.

Revenues from telecommunications services are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month. Accrued unbilled revenues for services

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

provided amounted to €14,358 and €13,580 as of December 31, 2003 and 2004, respectively (see Note 4).

•	Deferred Revenue: Deferred revenue includes monthly service fees billed to customers in advance and the estimated unused portion of pre-paid airtime cards.

•	Net Income per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. During the periods included in the financial statements, diluted income per share was equivalent to basic income per share.

•	Segment Reporting: The Company provides mobile telecommunications services throughout the Hellenic Republic. Management considers that they operate and manage the business as one business and in one geographical segment.

•	Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price fixed in U.S. dollars, which differs from its functional and reporting currency. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). In accordance with EITF 00-23, if the exercise price is denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, the exercise price is not fixed and variable accounting is required. The guidance in EITF 00-23 is applied to stock options granted subsequent to January 18, 2001. The impact of applying EITF 00-23 was not significant for all years presented. As at December 31, 2004 both stock options plans issued by the Company in 2000 have expired. All outstanding stock options prior to December 31, 2004 either expired or were exercised during the year.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

All amounts in 000’s Euro except Earnings per Share	At December 31,
	2002	2003	2004
	€	€	€
Net income as reported	76,438	91,619	78,843
Deduct: Total stock based compensation expense determined under fair value based method for all awards	(4,989)	(1,049)	—

Pro forma net income	71,449	90,570	78,843

Earning per share- Basic and diluted:
As reported	0.92	1.10	0.95
Pro forma	0.86	1.09	0.95

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

•	Fair Value of Financial Instruments: Cash and cash equivalents, accounts receivable, accounts payable, accruals and short-term borrowings: The carrying amounts approximate the fair value because of the short-term maturity of these instruments. Long-term debt including current maturities: The fair value is based on the current rates offered to the Company for similar debt on the same maturities.

	At December 31,		At December 31,
	2003	2003	2004	2004
	Carrying value	Fair value	Carrying value	Fair value
	€	€	€	€
Long-term liabilities at floating interest rates	130,046	130,046	100,00	100,000
Long-term liabilities at fixed interest rates	104,021	98,453	60,000	55,398

•	Asset Retirement Obligation: Effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations. Previously, the Company had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Company now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Over the course of its life, the Company has leased buildings or land upon which it constructs its transmission and relay towers. The company enters into new leases each year and, in most cases, has the right to renew the initial lease term. The Company is legally required to dismantle the towers and, where necessary, recondition the building at the end of the lease life.

The Company recognized the fair value of a liability for the asset retirement obligations and capitalized that cost as part of the cost basis of the leasehold improvement and depreciates it on a straight-line basis over the expected life of the leasehold improvements. The following table describes all changes to the Company’s asset retirement obligation liability:

2004
€
Asset retirement obligation at beginning of year	10,130
Accretion expense	540
Capitalization for the year	659

Asset retirement obligation at end of year	11,329

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

•	Recently Issued Accounting Standards:

In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. FIN 46 and its revision FIN 46-R are effective for the year ended December 31, 2004.

As of December 31, 2004, these interpretations did not have an impact on the Company’s financial statements.

In December 2004 the FASB issued Statement No. 123 (revised 2004), Share-Based Payments (FAS 123R), which revises FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair values. FAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-6 (“EITF 03-6”), “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on the Company’s results of operations, financial position and cash flows.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.’ “ The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its financial position or results of operations.

In July 2004, the EITF reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle. The Company does not expect the adoption of EITF No. 02-14 to have a material impact on its financial position or results of operations.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

In September 2004, the EITF reached a consensus on EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination.” EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The Company does not expect the adoption of EITF No. 04-1 to have a material impact on its financial position or results of operations.

•	Presentation Changes: Certain reclassifications have been made to the presentation of the 2002 and 2003 financial statements to conform to those of 2004.

3. TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

The financial statements are stated in Euro. The translations of the Euro amounts into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, which was U.S.$1.3538 to €1.00. The convenience translations should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

4. ACCOUNTS RECEIVABLE:

	At December 31,
	2003	2004
	€	€
Customers for services rendered	99,056	102,029
Customers for sales of handsets and accessories	13,615	10,058
Unbilled revenues	14,358	13,580
Interconnection fees receivable	46,138	45,026
International GSM network operators for roaming services	1,919	1,147
Other	1,695	1,521

	176,781	173,361

Less: Allowance for doubtful accounts	(44,590)	(34,663)

	132,191	138,698

The movement of the allowance for doubtful accounts receivable was as follows:

€
Balance at December 31, 2001	33,185
Provision	5,081

Balance at December 31, 2002	38,266
Provision	7,100
Write offs	(776)

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

€

Balance at December 31, 2003	44,590
Provision	5,290
Write offs	(15,217)

Balance at December 31, 2004	34,663

5. OTHER CURRENT ASSETS:

     Other current assets are analyzed as follows:

	At December 31,
	2003	2004
	€	€
Value Added Tax (VAT) receivable	64	5,739
Receivable from the Greek Post Office (ELTA)	1,020	813
Pre-paid expenses	6,548	7,881
Other	861	825

Total	8,493	15,258

6. PROPERTY, PLANT AND EQUIPMENT:

     The major classes of property, plant and equipment are as follows:

	At December 31,
	2003	2004
	€	€
Cost:
Land	3,407	3,407
Buildings	45,237	59,396
Telecommunications systems, equipment and towers	619,019	691,654
Transportation equipment	828	757
Furniture and equipment	96,208	105,556
Software	231,421	249,568
Capital leases	7,650	—
Construction in progress	20,429	41,632

	1,024,199	1,151,970
Accumulated depreciation	(455,628)	(546,486)

Net book value	568,571	605,484

Interest costs capitalized related specifically to property, plant and equipment for 2003 and 2004 amounted to €126 and €244, respectively.

7. SHORT-TERM BORROWINGS:

Short-term borrowings consist of drawdowns under various lines of credit maintained by the Company with several banks and a short-term financing facility in the amount of €50 million from Telecom Italia Mobile S.p.A. The aggregate amounts of available lines of credit were €116.7 million and €166.6 million at December 31, 2003 and 2004, respectively, of which approximately €110.4 million and € 140.7 million were unused as of the above dates. In addition, the Company has used the lines of credit to issue letters of

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

guarantee amounting to €6.3 million and €5.9 million as of December 31, 2003 and 2004 , respectively.

The weighted average interest rate on short-term borrowings at December 31, 2003 was 4.57% and at December 31, 2004 was 2.64%. Amounts outstanding under these lines of credit are payable upon demand.

8. LONG-TERM DEBT:

     Long-term debt is analyzed as follows:

	At December 31,
	2003	2004
	€	€
(i) Loans from European Investment Bank of:
• Equivalent of €74,067 drawn-down as follows:
- €44,021, repayable on May 31, 2004, bearing interest at 5.65%	44,021	—
- €14,673, repayable on May 31, 2004, bearing interest at the Euribor borrowing rate plus 0.15%. (2.27% at December 31, 2003)	14,673	—
- €15,373, repayable on May 31, 2004, bearing interest at the Euro interbank borrowing rate plus 0.15%. (2.27% at December 31, 2003)	15,373	—
• €100,000 repayable on December 14, 2007, bearing interest at the Euribor borrowing rate plus 0.15%. (2.15% at December 31, 2004)	100,000	100,000

Total long-term debt	174,067	100,000
Less: Current maturities	74,067	—

Long-term debt, net of current maturities	100,000	100,000

Minimum future payments of long-term debt for years subsequent to December 31, 2004, are as follows:

Maturity	Amount
€
2007	100,000

100,000

The loan from European Investment Bank is guaranteed by three banks and counter-guaranteed by Telecom Italia S.p.A. (“Telecom Italia”), Telecom Italia Mobile S.p.A. (“TIM”) has then counter-guaranteed to Telecom Italia. Each guarantee provides a full and unconditional guarantee of the Company’s obligations under the respective loans until such time as those obligations have been discharged.

Management believes that it can obtain financing without a guarantee from the Telecom Italia group, although such financing may not be on terms as favourable as those obtained with a Telecom Italia group guarantee.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

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

TIM International N.V., a wholly owned subsidiary of TIM, is the Company’s principal shareholder holding directly 80.87% of the total TIM Hellas ordinary shares.

In December 2004, Telecom Italia’s and TIM’s Boards of Directors approved the merger by incorporation of TIM into Telecom Italia upon completion of the demerger of TIM’s Italian domestic mobile businesses to a wholly-owned subsidiary of TIM. Following the merger, which is expected to be effective in June 2005, TIM International N.V. will be 100% held by Telecom Italia. On February 25, 2005, Telecom Italia announced the demerger of TIM’s Italian domestic mobile communications business in favor of TIM Italia, effective as of March 1, 2005. As a result of this demerger, TIM Italia has succeeded to all the assets, liabilities and legal relationships connected or related to the Italian domestic mobile communications business previously owned by TIM.

On December 12, 2001 the Company entered into an agreement with Telecom Italia, based on which Telecom Italia provides TIM Hellas with a credit facility of €60 million. This facility has been fully utilized and is repayable on December 14, 2006 bearing interest at 5.7%. The terms and conditions of this agreement are similar to those of a bank loan agreement.

Account balances with related companies are as follows:

	At December 31,
	2003	2004
	€	€
Due from:
IT Telecom	1,832	—
Telecom Italia Mobile S.p.A	422	272
Telecom Italia Sparkle	315	2,266
Other	1	1

	2,570	2,539

Due to:
IT Telecom	3,899	—
Telecom Italia Mobile S.p.A	8,040	8,163
Telecom Italia S.p.A	3,580	454
Telecom Italia Sparkle	1,125	4,001
Telemedia Applicazioni	715	390
Other	57	96

	17,416	13,104

     Transactions with related companies consisted of the following:

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

	Year ended December 31,
	2002	2003	2004
	€	€	€
Purchase of fixed assets	2,437	4,020	1,742
Management fees	14,021	15,349	15,151
Other services	7,706	7,818	9,021

Total	24,164	27,187	25,914

Purchases of fixed assets from related parties represented approximately 2.0%, 2.9% and 1.2% of the Company’s total purchases for 2002, 2003 and 2004, respectively.

The Company had signed a technical support and assistance agreement with TIM which generally provided that TIM would make available to the Company certain technology, technical plans, know-how and general assistance in exchange for a management fee. This assistance agreement expired on December 31, 2004. For the years ended December 31, 2002, 2003 and 2004 management fees payable to TIM amounted to €14,021, €15,349 and €15,151, respectively.

10. OTHER CURRENT LIABILITIES:

     Other current liabilities are analyzed as follows:

	At December 31,
	2003	2004
	€	€
Accrued interest on loans	276	181
License fee to National Telecommunications and Postal Committee (“NTPC”)	2,107	2,076
Payroll and related expenses	7,378	6,278
Current portion of UMTS license payable	—	14,674
Loyalty program accrual	2,560	3,127
Other accrued liabilities	1,982	3,539

Total	14,303	29,875

11. INCOME TAXES:

In accordance with Greek tax regulations, the income tax rate applicable to the Company was 35% for fiscal year 2004. Pursuant to Law 3296/2004, the tax rate for companies will be reduced to 32% for fiscal year 2005, 29% for fiscal year 2006 and further reduced to 25% for fiscal year 2007 and onwards.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. The Company has been audited by the tax authorities up to fiscal year 2000. The Company believes it has adequately accrued for any future income taxes that may be owed for all open years and there has been no effect to the financial statements as a result of any audits.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The provision for income taxes reflected in the accompanying statements of income is analyzed as follows:

	Year ended December 31,
	2002	2003	2004
	€	€	€
Income taxes
Current Expense	(44,243)	(55,820)	(34,370)
Deferred (Expense) / Benefit	894	(7,626)	2,075

Total provision for income taxes	(43,349)	(63,446)	(32,295)

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate (35% in 2002, 2003 and 2004) to pretax income is summarized as follows:

	Year ended December 31,
	2002	2003	2004
	€	€	€
Income tax at the statutory rate:	(41,926)	(54,623)	(38,898)
Effect of change in statutory tax rate	—	—	5,485
Litigation payment tax benefit	—	—	10,652
Tax losses from subsidiary carryforwards	2,553	—	—
Effects of non-taxable income and expenses not deductible for tax purposes:
- Non deductible expenses	(5,269)	(4,995)	(6,250)
- Management fees	(1,227)	(1,343)	(1,326)
- Tax incentives	2,520	—	—
- Valuation allowance increase for unrecognised provision for bad debts	—	(2,485)	(1,958)

Provision for income taxes	(43,349)	(63,446)	(32,295)

Deferred income taxes relate to the temporary differences between the book and the tax bases of assets and liabilities. Significant components of the Company’s deferred tax assets and liabilities are summarized below:

	At December 31,
	2003	2004
	€	€
Deferred tax assets:
Staff retirement indemnities	591	574
Reserve for litigation and claims	13,264	4,495
Deferred airtime revenue	4,574	1,912

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

Property, plant and equipment	6,197	2,254
Other	3,138	9,001
Provision for bad debts	2,485	8,886
Valuation allowance	(2,485)	(4,443)

Deferred tax assets	27,764	22,679

Deferred tax liabilities:
Property, plant and equipment	(38,559)	(31,852)
Other	(530)	(77)

Deferred tax liability	(39,089)	(31,929)

Net deferred tax liability	(11,325)	(9,250)

12. STAFF PENSION AND RETIREMENT INDEMNITIES:

•	Staff Pension: The Company’s employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employee’s retirement benefits. The Company’s contributions to the pension funds for the years ended December 31, 2002, 2003 and 2004, have been charged to expenses and amounted to approximately €6.8 million €7.8 million and €8.5 million, respectively.

•	Staff Defined Contribution Plan: A defined contribution plan covers certain of the Company’s employees and provides for contribution of 2.5% of covered employees’ annual salaries. Such contributions have been expensed and amounted to approximately €70 thousand, €81 thousand and €110 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

•	Staff Retirement Indemnities: Under Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal without cause.

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

The components of the staff retirement indemnity cost recognized by the Company in accordance with SFAS No. 87 are as follows:

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

	Year ended December 31,
	2002	2003	2004
	€	€	€
Service cost	212	372	460
Interest cost	68	87	119
Net amortization and deferrals	4	12	26

	284	471	605
Additional cost of extra benefits	56	54	25

	340	525	630

The following is a reconciliation of the projected benefit obligation recorded for staff retirement indemnities:

	At December 31,
	2003	2004
	€	€
Projected benefit obligation at beginning of year	1,594	2,387
Service cost	372	460
Interest cost	87	119
Benefits paid directly by the Company	(54)	(66)
Extra payments or expenses	54	25
Actuarial loss	334	334

Projected benefit obligation at end of year	2,387	3,259

	At December 31,
	2003	2004
	€	€
Projected benefit obligation at end of year	2,387	3,259
Fair value of plan assets	—	—

	2,387	3,259
Unrecognised net actuarial loss	(699)	(1,007)

Accrued pension cost	1,688	2,252

The projected future benefit payments under this plan are as follows:

Year	As at December 31, 2004
€
2005	21
2006	3
2007	—
2008	—
2009	—
2010-2014	195

The assumptions underlying the actuarial valuation of staff retirement indemnities are:

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

	Year ended December 31,
	2003	2004
Discount rate	5.0%	5.0%
Assumed rate of increase in future compensation levels	4.5%	4.5%
Price inflation	2.5%	2.5%

13. SHARE CAPITAL:

On September 17, 2002 the Company increased its share capital per Board of Directors approval, through a transfer of retained earnings and additional paid-in capital. The nominal value per share increased from €1.47 to €1.52. On October 16, 2003 the Company increased its share capital per Board of Directors approval, through a transfer of retained earnings. The nominal value per share increased from €1.52 to €1.53. In December 2004 the number of shares increased from 83,193,220 to 83,876,720 as a result of the stock option plan exercise and relevant shares issue, while the total proceeds were approximately €6.4 million. The share capital was increased by approximately €1 million and the additional paid-in capital by €5.3 million. Paid in capital was also increased by €1.7 million in conjunction with the compensation expenses for employee stock option plans. As of December 31, 2004, the share capital was approximately €128.3 million and additional paid-in capital €78.2 million.

14. LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed during the existence of the Company, but can be used to offset accumulated losses. The legal reserve as at December 31, 2004 is €11.5 million.

15. COMMITMENTS AND CONTINGENCIES:

a) Commitments:

Capital Commitments: The Company has a number of outstanding capital commitments on supplier contracts which at December 31, 2004, amounted to approximately € 12.4 million.

Lease Commitments: At December 31, 2004, the Company was a party to a number of non-cancelable lease agreements. The operating leases relate to real estate property and transportation leases, which expire on various dates mainly through 2015. The capital leases relate to the Service Center equipment (expired in 2004) and the lease for a fixed wireless access license. The amortization of assets recorded under capital leases is included within depreciation expense.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The future minimum lease payments under these agreements for the periods shown at December 31, 2004 are as follows:

	Operating	Capital
Year	leases	leases
	€	€
2005	24,861	1,200
2006	23,694	1,200
2007	22,352	1,062
2008	21,647	787
2009	20,142	787
Thereafter	79,036	4,787

Total minimum rental commitments	191,732	9,823

Less interest costs (average rate 7%)		(2,919)

Present value of minimum lease payments		6,904

Total rent expense under operating leases for 2002, 2003 and 2004 amounted to €15,973, €21,199 and €23,901 respectively, and is included in the accompanying statements of income.

Capital lease amounts included in assets are as follows:

	Year ended December 31,
	2003	2004
	€	€
Property, plant and equipment	7,650	—
Licenses	8,199	8,199

	15,849	8,199
Accumulated depreciation/amortization.	(6,324)	(1,253)

Total	9,525	6,946

b) Litigation and Claims:

The Company is a party to various litigation and claims, the major of which are:

Mobitel Arbitration: In December 1996 and July 1997, Mobitel S.A. (“Mobitel”), one of the Company’s former distributors, and its parent, Interamerican Group, submitted requests for arbitration to the International Court of Arbitration of the International Chamber of Commerce seeking damages totaling approximately €145.5 million based on the Company’s termination of the distribution agreement between TIM Hellas and Mobitel. The Company subsequently filed counterclaims against Mobitel totaling €22.7 million and U.S.$866.6 million. In an interim decision in November 2003, the Company was awarded €1.5 million and certain of Mobitel’s claims were dismissed. A final decision was rendered in August 2004 awarding Mobitel €30.8 million. The Company made a partial payment of €10 million in November 2004 and paid the remaining amount of €20.8 million in December 2004.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

DELAN Arbitration: The Company is involved in a dispute with Delan Cellular Services S.A. (“Delan”) relating to a September 1996 agreement between the Company and Delan pursuant to which Delan agreed to develop and market pre-paid telecommunications services using the Company’s network. The Company terminated the agreement in January 1997 because of Delan’s failure to adequately develop a platform for the pre-paid product in accordance with the contractual timetable. The Company subsequently developed the product, and Delan filed a claim against the Company in a Greek arbitration tribunal in February 1998 seeking damages of approximately €343,000 due to breach of contract and €79.5 million in lost profits plus accrued interest (which is calculated by the Greek courts from the date the claim was filed to the date of the judgment using the Bank of Greece interest rates). Although the arbitration proceeding concluded in March 2001, the arbitration panel president was unable to reach a decision and as a result, he submitted his resignation in December 2003. A new chairman of the arbitration panel was appointed to the matter in January 2005, at which time Delan also submitted additional evidence. New hearings on this matter were held in April 2005 and the company expects it could take up to a year before a final decision is reached.

Management and legal counsel believe that the Company’s defense is strong and well founded and the Company will vigorously defend its position; however, an adverse result could have a material adverse effect on the Company’s financial condition and results of operations.

Vasilias Enterprises S.A. Litigation: In March 2001, Vasilias Communications S.A. (“Vasilias”), one of our master dealers, filed suit against the Company claiming damages of over €9.2 million for breach of contract. Following Vasilias’ bankruptcy, the Company filed a counterclaim totaling €1.8 million for damages resulting from Vasilias’ closure of its stores after receiving financial support from TIM Hellas. A decision from the Athens Court of First Instance ruled in favor of Vasilias and awarded Vasilias €1.0 million in damages for lost profits. This decision was appealed by both parties.

Subsequently, the Court of Appeals issued a ruling in September 2004 and awarded Vasilias €1.1 million in damages for lost profits plus accrued interest and €50,000 for legal expenses. The Company expects to file a petition for the amendment of this ruling before the Supreme Court in the near future and the Company expects Vasilias to file a petition as well.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

Vasilias has recently filed a second claim against the Company in February 2005 related to claims of a similar nature as described above but for the period following the filing of the first claim from the first quarter of 2001 through to the end of 2001. In this claim, they are seeking damages of approximately €1.7 million for lost profits. A hearing on this matter has been scheduled for October 2006.

Lantec Communications S.A. Litigation: Lantec Communications S.A. (“Lantec”), one of the Company’s former master dealers, filed suit against TIM Hellas in March 2002 claiming damages of approximately €52.7 million in lost profits relating to the termination by the Company of its exclusive agreement with Lantec due to Lantec’s failure to meet the targets of the Company’s commercial policy as stipulated in the agreement, as well as for breach of contract. The claim was dismissed by the Multimember First Instance Court of Athens following a hearing in March 2004 and the Company was awarded €1.1 million for legal fees. Lantec appealed this ruling but no hearing date for the appeal has been set.

Other: In the normal course of business, the Company is at times subject to other pending and threatened legal actions and proceedings. Management believes that the outcome of such actions and proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

16. REVENUES FROM TELECOMMUNICATIONS SERVICES:

Revenues from telecommunications services reflected in the accompanying statements of income are analyzed as follows:

	Year ended December 31,
	2002	2003	2004
	€	€	€
Monthly service fees	80,034	102,281	132,542
Airtime revenues:
Outgoing calls	136,184	164,211	165,351
Incoming calls from fixed line networks	167,932	123,473	84,423
Incoming calls from other mobile operators’ network	64,556	119,397	150,807
Incoming SMS from other mobile operators’ network	—	—	9,942
Pre-paid airtime cards	140,269	153,292	147,296
Roaming revenues from the Company’s customers	12,512	15,028	17,233
Roaming revenues from customers of international GSM network operators	30,187	36,955	38,273

	551,640	612,356	613,325

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

Data communications	32,008	42,684	35,247
Other	2,771	4,613	4,431

Total	666,453	761,934	785,545

Pre-paid airtime cards include revenues from the sale of pre-paid airtime renewal cards.

17. COST OF SERVICES PROVIDED:

Cost of services provided reflected in the accompanying statements of income is analyzed as follows:

	Year ended December 31,
	2002	2003	2004
	€	€	€
Interconnection charges from fixed line operators	37,058	20,726	18,314
Interconnection charges from other mobile operators	62,186	118,380	159,383
Depreciation	53,881	65,175	77,786
Roaming charges from international GSM network operators	13,634	13,342	15,591
Payroll	12,242	14,611	16,394
Leased lines	3,305	2,970	3,072
Utilities	4,486	4,672	5,574
SIM cards	4,608	3,210	2,767
Installations’ rentals	8,177	11,484	14,292

Total	199,577	254,570	313,173

18. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses reflected in the accompanying statements of income are analyzed as follows:

	Year ended December 31,
	2002	2003	2004
	€	€	€
Commissions to dealers	102,106	103,724	89,800
Management fees	14,021	15,349	15,151
Advertising expenses	13,024	17,155	31,811
Payroll	30,980	34,161	35,733
Depreciation	33,368	33,550	26,801
Amortization of intangibles	9,280	10,056	17,989
Repair and maintenance	30,182	30,015	32,261
Consultancy and other third party fees	11,447	18,013	19,941
Provision for litigation and claims	18,603	2,500	6,585
Utilities	7,274	8,855	8,248
Rentals	7,796	9,715	9,609
Other	20,159	20,044	23,283

Total	298,240	303,137	317,212

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

19. STOCK OPTION PLANS:

The Company issued two stock option plans to selective employees of the Company. The objectives of these plans include attracting and retaining personnel and promoting the success of the Company by providing executive employees the opportunity to acquire common stock.

Under the first plan, approved on March 30, 2000, by the Company’s Shareholders’ General Assembly (the “1st Plan”), the Company issued 1,300,000 option rights, which entitled the bearer to purchase shares of the Company at a price equal to the listed market price of TIM Hellas on the NASDAQ Stock Exchange as of the above date, which was U.S.$28.375. This plan expired as of November 30, 2003. Included in the rollforward below are outstanding options of 535,000, and weighted average exercise prices per option of Euro 27.06 at December 31, 2002, and none at December 31, 2003, and 2004, respectively.

TIM Hellas approved on December 11, 2000, by the company’s Shareholders’ Extraordinary General Assembly the “2nd Plan”, TIM Hellas was authorized to issue 1,000,000 option rights, which entitle the bearer to purchase shares of TIM Hellas at a price equal to the listed market price of TIM Hellas on the NASDAQ Stock Exchange as of such date, which was US$12.532. Included in the rollforward below are outstanding options of 569,000, 698,000 and none and weighted average exercise prices per option of Euro 11.73, Euro 9.94 and none at December 31, 2002, 2003 and 2004 respectively.

Options vested on a pro-rata basis over approximately a four-year period from the grant dates. All outstanding options vested on November 1, 2004.

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

The movement in the options outstanding during the years ended December 31, 2002, 2003 and 2004, is as follows:

	Number of	Weighted
	shares	average exercise
	subject to option	price (Euro)
Outstanding at January 1, 2002	1,762,000	23.39

Granted during the period	—	—
Exercised during the period	—	—

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

	Number of	Weighted
	shares	average exercise
	subject to option	price (Euro)
Forfeited during the period	(658,000)	20.79
Expired during the period	—	—

Outstanding at December 31, 2002	1,104,000	19.27

Granted during the period	177,500	11.73
Exercised during the period	—	—
Forfeited during the period	(48,500)	11.73
Expired during the period	(535,000)	29.51

Outstanding at December 31, 2003	698,000	9.94
Granted during the period	100,000	10.24
Exercised during the period	683,500	9.74
Forfeited during the period	100,000	10.26
Expired during the period	14,500	9.43

Outstanding at December 31, 2004	—	—

Exercisable at December 31, 2002	341,367	21.25
Exercisable at December 31, 2003	232,667	9.94
Exercisable at December 31, 2004	—	—

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

In contrast to the Black-Scholes model, the CRR model takes into account possible future stock prices at specified times between the grant date and the option maturity. An additional strength of the CRR model is that it is specifically designed to value options that can be exercised at any time (so called “American” options), as opposed to those that can only be exercised at the end of their maturity (so called “European” options). The Company’s employees are free to exercise their vested stock options once they are vested, therefore they are considered to be American type call options. Also, the Group has historically paid dividends, which it anticipates doing in the future. The CRR model also has the flexibility to incorporate assumptions related to the payment level of future dividends. The CRR model was designed for these types of options, therefore it provides more useful fair value information.

TIM HELLAS TELECOMMUNICATIONS S.A.
NOTES TO THE FINANCIAL STATEMENTS
(currency — € in thousands unless otherwise stated)

The weighted average fair value of options granted in 2003 and 2004 was estimated using the CRR model. The following weighted average assumptions were used:

	Year ended December 31,
	2003	2004
Dividend yield	0.93%	0.93%
Annual standard deviation (volatility)	68%	35%
Risk free interest rate	2.70%	1.61%
Expected life (years)	2	0.25

All options granted are treated as indexed options under the disclosure requirements of SFAS No. 123. Furthermore, the weighted average exercise price and weighted average fair value at grant date were estimated at €11.73 and €1.19, respectively, for the options granted in 2003 and €10.24 and €2.69, respectively, for those granted in 2004.

20. SUBSEQUENT EVENTS (Unaudited)

Dividends: On February 17, 2005 the Board of Directors proposed for formal approval at the Annual General Meeting a final dividend in respect to the year ended December 31, 2004 of €8,388. On March 24, 2005 the General Assembly unanimously approved the proposed dividend. The dividend was paid on May 23, 2005 to registered holders of the company‘s shares as at April 8, 2005.

Majority shareholder’s sale of its interest in the Company: On April 4, 2005, it was announced that the Company’s majority shareholder, TIM International N.V. (the “Seller”) had executed a conditional acquisition agreement for the sale of its 80.87% equity stake to an acquisition company (the “Buyer”) owned by private equity funds advised by Apax Partners and Texas Pacific Group for a price of €1.1 billion (approximately $1.5 billion) or approximately €16.43 per share. The closing of the transaction is subject to a number of conditions and is expected to occur in July 2005. The Buyer has stated in its press release announcing the transaction that it intends, following completion of the acquisition, to acquire the remaining shares at the same price of approximately €16.43 per share through a cash merger under Greek law.